As filed with the Securities and Exchange Commission on

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-11

FOR REGISTRATION

UNDER

THE SECURITIES ACT OF 1933

OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

GLADSTONE LAND CORPORATION

(Exact Name of Registrant as Specified in its Governing Instruments)

1521 Westbranch Drive, Second Floor

McLean, Virginia 22102

(703) 287-5800

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

David Gladstone

Chairman and Chief Executive Officer

Gladstone Land Corporation

1521 Westbranch Drive, Second Floor

McLean, Virginia 22102

(703) 287-5800

(703) 287-5801 (facsimile)

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Thomas R. Salley, Esq.

Cooley LLP

777 6th Street, NW

Washington, D.C. 20004

(202) 842-7800

(202) 842-7899 (facsimile)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☑ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Securities to Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, $0.01 par value per share	$3,833,334	$15.00	$57,500,010	$6,589.50

(1)	Includes shares subject to sale pursuant to the underwriters’ over-allotment option.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(3)	The Registrant previously paid registration fees of $15,875 in connection with the Registration Statement on Form S-11 (File No. 333-168625) filed by the Registrant on August 6, 2010 for the registration of 13,915,000 shares of common stock, all of which were unsold and withdrawn from registration on March 27, 2012. Pursuant to Rule 457(p) of the Securities Act, as amended, the filing fee due in connection with the filing of this Registration Statement will be paid by application of a portion of the filing fees previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED AUGUST __, 2012

3,333,334 Shares of Common Stock

This is our initial public offering of shares of common stock. We qualify as an “emerging growth company” under the federal securities laws. We intend to elect and qualify to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2013 or December 31, 2014.

We are offering 3,333,334 shares of common stock to be sold in the offering. Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be $15.00. We intend to apply to have our common stock listed on The NASDAQ Global Market under the symbol “LAND.”

See “Risk Factors” on page 21 to read about factors you should consider before buying shares of the common stock. Some risks include:

•	As an “emerging growth company” under the federal securities laws, we will be subject to reduced public company reporting requirements.

•	Our company will focus on acquisitions of agricultural property to be leased for annual row crops, as well as other land and buildings, and may not be able to operate successfully.

•

We currently own eight farms, leased to five separate tenants. We are actively seeking and evaluating other farm properties to potentially purchase with the net proceeds we will receive from this offering, although we have not yet entered into binding agreements to acquire these properties, and there is no guarantee that we will be able to acquire any of them. As a result, investors will be unable to evaluate the manner in which the net proceeds are invested and the economic merits of projects prior to investment.

•

One tenant, Dole Food Company, or Dole, is currently responsible for approximately 80% of our rental revenues; if Dole fails to make rental payments or elects to terminate its leases with us, it would have a material adverse effect on our financial performance and our ability to make distributions to our stockholders.

•

We have not yet set an annual distribution rate, and in the event that the rate is set at, or reduced to, a rate that is not competitive with alternative investments, the market price for our common stock could be adversely impacted.

•	Our cash available for distributions, including cash we generated from operations, may not be sufficient to pay distributions to stockholders.

•

We intend to use leverage through borrowings under mortgage loans on our properties, and potentially other indebtedness, which will result in risks, including restrictions on additional borrowings and payment of distributions.

•

We may not qualify as a REIT for federal income tax purposes, which would subject us to federal income tax on our taxable income at regular corporate rates, thereby reducing the amount of funds available for paying distributions to stockholders.

•	We will be subject to corporate income tax liability for taxable years prior to our proposed REIT election.

•	Our real estate investments will include farms and other agricultural properties that may be difficult to sell or re-lease upon tenant defaults or early lease terminations.

•	Highly leveraged tenants may be unable to make lease payments, which could adversely affect our cash available for distribution to our stockholders.

•	Conflicts of interest exist between us, our Adviser, its officers, directors, and their affiliates, which could result in investment decisions that are not in the best interests of our stockholders.

•	Our success will depend on the performance of our Adviser. If our Adviser makes inadvisable investment or management decisions, our operations could be materially adversely impacted.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds, before expenses, to us	$	$

To the extent that the underwriters sell more than 3,333,334 shares of common stock, the underwriters have the option to purchase up to an additional 500,000 shares of common stock from us at the initial public offering price, less the underwriting discount, within 30 days from the date of this prospectus, solely to cover over-allotments.

The underwriters expect to deliver the shares of common stock on                 , 2012.

The date of this prospectus is                 , 2012

GLADSTONE LAND CORPORATION

TABLE OF CONTENTS

Prospectus Summary	4
The Offering	17
Summary of Consolidated Financial Data	18
Risk Factors	21
Cautionary Statement Regarding Forward-looking Statements	38
Use of Proceeds	39
Distribution Policy	40
Capitalization	42
Dilution	43
Selected Financial Data	45
Management’s Discussion and Analysis	48
Business	63
Our Investment Focus	69
Our Investment Process	77
Our Current Properties	86
Our Real Estate Experience	90
Our Structure	93
Management	96
Information Regarding the Board of Directors and Corporate Governance	101
Executive Compensation	107
Our Adviser and our Administrator	108
Conflicts of Interest	114
Certain Relationships and Related Party Transactions	118
Principal Stockholders	119
Description of our Capital Stock	120
Certain Provisions of Maryland Law and of our Articles of Incorporation and Bylaws	126
Shares Eligible for Future Sale	129
Dividend Reinvestment Plan	130
Our Operating Partnership	131
Federal Income Tax Consequences of our Status as a REIT	135
Other Tax Consequences	152
Transfer and Dividend Paying Agent and Registrar	156
Underwriting	157
Experts	160
Legal Matters	160
Where You Can Find More Information	160
Financial Statements	161
Prior Performance Table	193

PROSPECTUS SUMMARY

This summary highlights some information from this prospectus. It may not include all of the information that is important to you. To understand this offering fully, you should read the entire prospectus carefully, including the Risk Factors beginning on page 18. Unless the context suggests otherwise, when we use the term “we” or “us” or “Company” or “Gladstone Land,” we are referring to Gladstone Land Corporation and Gladstone Land Limited Partnership and their respective subsidiaries and not to our Adviser, Gladstone Management Corporation, or any of its other affiliated entities. When we use the term “Adviser” we are referring to our Adviser, Gladstone Management Corporation. Unless otherwise indicated, the information included in this prospectus assumes no exercise of the underwriters’ over-allotment option. All information in this prospectus gives effect to a 27,500-for-1 stock split effective in September 2010.

Corporate Overview

We are an externally-managed corporation that currently owns eight farms, leased to five separate tenants, in California and Florida that we lease to corporate and independent farmers. We intend to acquire more farmland that is leased to farmers. We expect that most of our future tenants will be medium-sized independent farming operations or large corporate farming operations that are unrelated to us. We intend to lease our properties under triple net leases, an arrangement under which the tenant maintains the property while paying us rent. Under a triple net lease, the tenant is also responsible for paying taxes, property maintenance and insurance payments directly. We are actively seeking and evaluating farm properties to potentially purchase with the net proceeds we will receive from this offering, although we have not yet entered into binding agreements to acquire these properties, and there is no guarantee that we will be able to acquire any of them. We may also elect to sell farmland at such times as the land could be developed by others for urban or suburban uses. To a lesser extent, we may provide senior secured first lien mortgages to farmers for the purchase of farmland and properties related to farming, although we expect that no more than 5% of the net proceeds of this offering would be used for this purpose.

We may also acquire properties related to farming, such as storage facilities utilized for cooling crops, known as coolers, as well as processing plants, packing buildings and distribution centers. As part of our existing farming properties, we currently own one cooler building and a facility utilized for storage and assembling boxes, known as a box barn.

We were incorporated in 1997. Prior to 2004, we engaged in the owning and leasing of farmland, as well as an agricultural operating business whereby we engaged in the farming, contract growing, packaging, marketing and distribution of fresh berries, including commission selling and contract cooling services to independent berry growers. In 2004 we sold our agricultural operating business to Dole Food Company, or Dole. Since 2004, our operations have consisted solely of leasing our farms, of which five are located in or near Watsonville, California, one is near Oxnard, California, and two are near Plant City, Florida. We also lease a small parcel on our Oxnard farm to an oil company. We do not currently intend to enter the business of growing, packing or marketing farmed products. However, if we do so in the future we expect that it would be through a taxable REIT subsidiary.

Gladstone Management Corporation, a registered investment adviser owned and controlled by our chief executive officer and sole stockholder, David Gladstone, serves as our Adviser and manages our real estate portfolio.

We intend to elect to be taxed as a real estate investment trust, or REIT, under federal tax laws beginning with our taxable year ending December 31, 2013 or December 31, 2014.

Our Objectives and Our Strategy

Our principal business objective is to maximize stockholder returns through a combination of (1) monthly cash distributions to our stockholders, (2) sustainable long-term growth in cash flows from increased rents, which we hope to pass on to stockholders in the form of increased distributions, and (3) potential long-term appreciation in the value of our real estate farm properties for capital gains upon future sale. Our primary strategy to achieve our business objective is to invest in and own a diversified portfolio of net leased farmland and lend a small amount (not to exceed 5% of the proceeds of this offering) for mortgages on farmland and properties related to farming operations. This strategy includes the following components:

•

Owning Farms and Farm-Related Real Estate for Income. We own and intend to acquire farmland and lease it to corporate and independent farmers, including sellers who desire to continue farming the land after our acquisition of the property. We expect to hold acquired properties for many years and to generate stable and increasing rental income from leasing these properties.

•

Owning Farms and Farm-Related Real Estate for Appreciation. We intend to lease acquired properties over the long term. However, from time to time we may elect to sell one or more properties if we believe it to be in the best interests of our stockholders. Potential purchasers may include real estate developers desiring to develop the property or financial purchasers seeking to acquire property for investment purposes. Accordingly, we will seek to acquire properties that we believe also have potential for long-term appreciation in value.

•

Expanding Our Operations Beyond California and Florida. While our properties are currently located exclusively in California and Florida, we expect that we will establish operations in other farming locations. We believe the Southeast and Mid-Atlantic parts of the United States, such as Georgia, North Carolina and New Jersey, offer attractive locations for expansion. We also expect to seek farmland acquisitions in the Midwest and may expand into other areas in the United States and Canada.

•

Using Leverage. To make more investments than would otherwise be possible, we intend to borrow through loans secured by long-term mortgages on our properties, and we may also borrow funds on a short-term basis or incur other indebtedness. While our governing documents do not restrict our borrowing, our Board of Directors currently intends to limit our debt-to-equity ratio to a maximum of 2-to-1.

•

Owning Mortgages on Farms and Farm-Related Real Estate. In circumstances where our purchase of farms and farm-related properties is not feasible, we may provide the owner of the property with a mortgage loan secured by the property along with an option to sell the property to us in the future at a predetermined price. We do not expect that we will use more than 5% of the net proceeds of this offering for any such loans or that over time our mortgages held will exceed 5% of the fair value of our investment assets.

•	Joint Ventures. Some of our investments may be made through joint ventures that would permit us to own interests in large properties without restricting the diversity of our portfolio.

Our Opportunity

Land Acquisitions

The United States Department of Agriculture, or USDA, estimates that in 2007 there were approximately 2.2 million farms on 922.1 million acres of land in the United States. This farmland includes land dedicated to any form of farming, including crop production. Out of this total, there were 1.7 million farms dedicated to producing crops, or cropland, on 406.4 million acres of land, resulting in an average of approximately 241 acres per farm.

The USDA’s 2007 Census of Agriculture estimates the total annual market value of crops harvested in the United States at $143.7 billion. According to the National Council of Real Estate Investment Fiduciaries, or NCREIF, Farmland Index, which tracks income and appreciation for $2.9 billion in domestic farm properties (including those operated by some of our current farmer tenants), U.S. farmland has yielded average annualized returns of 15.4% between 2002 and 2011, compared to average annual returns of the NAREIT All REIT Index (which measures the performance of the more than 150 publicly traded REITs in the United States) of 12.4% and average annual returns of the S&P 500 index of 4.9% during this period. Between 2002 and 2011, the NAREIT All REIT Index had two years with negative returns in 2007 and 2008 of (17.8)% and (37.3)%, respectively, while the NCREIF Farmland Index had no years with negative returns during the same period. Furthermore, the USDA estimates that the value per acre of U.S. cropland has increased by 90.6% between 2002 and 2011.

Crops can be divided into two sub-categories, annual row crops and permanent crops. Annual row crops, such as strawberries, lettuce, melons, corn, wheat and others, are planted and harvested annually, or more frequently. Permanent crops, such as oranges, almonds and grapes, have plant structures such as trees or vines that produce crops annually without being replanted. Annual row crops can be further divided into commodity crops and fresh produce crops. We intend to acquire and lease farmland for the primary purpose of leasing it to farmers that are harvesting annual row crops with fresh produce. We will place less emphasis on permanent crop and commodity crop farms. As compared to permanent crops, we believe that annual row crops have plants that are less expensive to replace and are less susceptible to disease and poor weather. Additionally, as compared to annual commodity crops, we believe that annual fresh produce crops have plants that are less dependent on weather, foreign markets and government subsidies. Members of our management team have experience in farming and leasing land that could be used for strawberries, raspberries, tomatoes, beans, peppers, lettuce, radicchio, garlic, melons and other annual fresh produce row crops. We believe that this strategy will provide us with an opportunity to lease our land holdings to a wide variety of different farmers from year to year and avoid the risk of owning land dedicated to a single crop, as occurs in permanent crop farmland, and avoid risks related to foreign markets and government subsidies that are more prevalent when growing commodity crops.

We intend to lease our properties to corporate and independent farmers with sufficient experience and capital to operate the farms without our financial or operating assistance. We do not currently have resources to farm the land we own or intend to own but will seek to acquire farms with tenants who desire to continue farming the land after our acquisition of the property. We will seek to acquire cropland in multiple locations in the United States, including California, Florida, the Southeast, the Mid-Atlantic and the Midwest, in order to provide diversification with respect to climate conditions, growing seasons and water sources.

Agricultural real estate for farming has certain features that distinguish it from other rental real estate. First, because almost all of the property consists of land, there is generally not a significant concern about risks associated with fires or other natural disasters that may damage the property, although agricultural real estate is generally more susceptible to adverse weather conditions and crop disease. Second, we believe farmland has historically maintained relatively low vacancy rates when compared to other types of rental real estate, and we believe that it is rare for good farmland not to be leased and farmed every year. As a result, we believe there is a relatively low risk of being unable to lease our properties. Based on our own informal survey of real estate agents, a low percentage of the farmland in the areas in which we have purchased and intend to purchase property has remained un-rented during the past ten years. Third, most farmland in the areas in which we own land and intend to buy land is leased under short-term leases, and we plan to lease our property under short-term leases. By entering into short-term leases, we believe we will be in a position to increase our rental rates when the leases are renewed. Fourth, farmland generally does not require significant ongoing capital expenditures. Fifth, over time, the supply of U.S. farmland is shrinking while the supply of other commercial and residential real estate is increasing as farmland is converted to urban and suburban uses.

We also believe that much of the real estate we are seeking to acquire will be owned by families and farming businesses. According to the USDA, as of 2007, approximately 86% of farms in the United States were owned by families. Some of these farmers may wish to simultaneously sell their land to us and then lease their property back and continue their agricultural businesses under short-term net leases. Sellers in these “sale-leaseback” transactions can then use the proceeds to repay existing indebtedness, for growth of their farming operations, for retirement or in other business endeavors. Real estate that we acquire but do not simultaneously lease back to the seller may instead be leased to other independent or corporate farmers. While we expect to receive stable and potentially increasing rents from leasing land for these farming operations for many years, we believe that we may be able to sell this land at appreciated valuations in the future if these properties are sought to be developed for urban or suburban uses.

We believe that, as an investment, U.S. farmland has performed extremely well in recent years compared to other asset classes and has provided investors with a safe haven during the recent turbulence in the financial markets. In general, the farming sector has historically maintained low debt levels and, as a result, farm values and income have not experienced the extreme volatility seen in recent years in other asset classes.

We believe that farmland possesses the following attributes that may appeal to long-term investors:

•

Inflation Protection. Population increases drive up food prices and therefore the price of all agricultural commodities. As a result, the value of land that produces agricultural commodities has increased in the past and, we believe should increase in the future, in correlation with inflation.

•

Diversification. Farmland provides investors with another asset class to increase portfolio diversification. Historically, farmland values have not been significantly impacted by fluctuations in the stock and bond markets.

•	Predictable Income. Farmland has historically experienced minimal vacancies and limited capital expense requirements, which results in relatively stable and predictable operating income.

•

Capital Appreciation. The amount of farmland in the U.S. is declining as farmland is converted to urban or suburban uses. As the number of farmable acres decreases, the remaining farmland becomes more valuable and rents can be increased.

These features increase our confidence in evaluating prospective individual farm acquisitions, including projecting rental income that may be generated from specific properties.

Mortgage Loans

We also may use up to 5% of the net proceeds of this offering to make senior secured first lien mortgage loans to farmers for the purchase of farmland and properties related to farming that we would like to own. We believe that we can offer more favorable terms than the traditional farmland lenders against whom we expect to compete.

Our Current Properties

The appraised value of the farmland properties we currently own is approximately $66 million. The properties are comprised of an aggregate of 1,288 acres of farmland in California and Florida, of which approximately 1,053 acres are farmable.

We acquired 306 acres of farmland near Watsonville, California, or the San Andreas Farm, in 1997, for a purchase price of approximately $4.4 million. As of September 2010, this property was independently appraised at $9.6 million. We currently lease this farm to Dole on a net lease basis under a lease that expires on December 31, 2014. We have in place a credit facility that is secured by a mortgage on this property. The credit facility currently has $0.1 million outstanding.

We acquired 653 acres of farmland near Oxnard, California, or the West Gonzales Farm, in 1998, for a purchase price of approximately $9.9 million. As of August 2010, this property was independently appraised at $44.0 million. We currently lease this farm, including a cooler facility, a box barn, and other buildings, to Dole on a net lease basis under a lease that expires on December 31, 2013.

We acquired three farms totaling 198 acres of farmland in Watsonville, California, which we collectively refer to in this prospectus as the West Beach Farms, in January 2011, for an aggregate purchase price of approximately $8.5 million. As of April 2012, these properties were independently appraised at an aggregate value of $8.5 million. We currently lease these three farms to two independent farmers on a net lease basis under a lease that expires on October 31, 2013.

We acquired 72 acres of farmland in Watsonville, California, or the Dalton Lane Farm, in July 2011, for a purchase price of approximately $2.8 million. As of June 2011, this property was independently appraised at $2.8 million. We currently lease this farm to a corporate farmer on a net lease basis under a lease that expires on November 1, 2015.

We acquired two farms totaling 59 acres near Plant City, Florida, which we collectively refer to in this prospectus as the Keysville Road Farms, in October 2011 for an aggregate purchase price of approximately $1.2 million. As of August 2011, these properties were independently appraised at an aggregate value of $1.4 million. We currently lease these two farms to an independent farmer on a net lease basis under a lease that expires on July 1, 2016.

Farmland leases typically range from 2 to 5 years in length. Our tenants spend considerable time and capital to maintain these properties and therefore typically renew their leases prior to the lease expiration. We have a track record of renewing and extending leases. In 2011, we extended the lease on the San Andreas Farm for 4 years and the lease on the West Beach Farms for 2 years, and in 2012 we extended the Dalton Lane Farm lease for 3 years. We offer our tenants renewal terms that we believe are in line with market rents, and as a result, to date, we have not had a tenant vacate any of our properties. If a tenant chooses not to renew a lease in the future, we expect that we would be able to locate a replacement farming tenant quickly.

Risk Factors

You should carefully consider the matters discussed in the “Risk Factors” section of this prospectus beginning on page 18 prior to deciding to invest in our common stock. Some of the risks include:

•	We may not be able to successfully lease our agricultural properties for the production of annual row crops.

•

We are actively seeking and evaluating other farm properties to potentially purchase with the net proceeds we will receive from this offering, although we have not yet entered into binding agreements to acquire these properties, and there is no guarantee that we will be able to acquire any of them or other properties being evaluated.

•	Investors will be unable to evaluate the manner in which the net proceeds of this offering are invested and the economic merits of projects prior to investment.

•	Because our properties will be devoted to agricultural uses, we will be subject to risks associated with agriculture, such as adverse weather conditions and crop disease.

•	Conflicts of interest exist between us, our Adviser, its officers and directors and their affiliates, which could result in investment decisions that are not in the best interests of our stockholders.

•	We cannot guarantee when, or if, our properties will ever be converted to urban or suburban uses because our expectations regarding local urban or suburban development may prove to be incorrect or we may be unsuccessful in having our farmland rezoned for such uses. If we are unable to sell our agricultural real estate for urban or suburban development, it could limit the potential long-term appreciation of our properties.

•

We have not yet set an annual distribution rate, and in the event that the rate is set at, or reduced to, a rate that is not competitive with alternative investments, the market price for our common stock could be adversely impacted.

•	Our cash available for distributions, including cash expected to be generated from operations, may not be sufficient to pay distributions to stockholders.

•	Tenants may be unable to make lease payments, which would reduce our revenues and could adversely affect our cash available for distribution to our stockholders.

•

One tenant, Dole, is currently responsible for approximately 80% of our rental revenues; if Dole fails to make rental payments or elects to terminate its leases, it would have a material adverse effect on our financial performance and our ability to make distributions to our stockholders.

•	Our real estate investments will include farms that may be difficult to sell or re-lease upon tenant defaults or early lease terminations.

•	We have not yet identified any properties on which we will make mortgage loans. As a result, investors will be unable to evaluate the economic merits of the mortgage lending aspect of our plan.

•	The inability of a borrower to make interest and principal amortization payments would reduce our revenues and impact our ability to make distributions to our stockholders.

•

We intend to borrow funds secured by mortgages on our properties, and may incur other indebtedness, which could result in restrictions on additional borrowing and payment of distributions, our inability to make or refinance balloon payments and risk of loss of our equity upon foreclosure.

•

We may not qualify as a REIT for federal income tax purposes, which would subject us to federal income tax on our taxable income at regular corporate rates, thereby reducing the amount of funds available for paying distributions to stockholders.

•	We will be subject to corporate income tax liability for taxable years prior to our proposed REIT election.

•	Our success will depend on the performance of our Adviser. If our Adviser makes inadvisable investment or management decisions, our operations could be materially adversely impacted.

Our Structure

We intend to conduct our business through an Umbrella Partnership Real Estate Investment Trust, or UPREIT, structure in which our properties and the mortgage loans we make will be held directly or indirectly by our operating partnership, Gladstone Land Limited Partnership, which we refer to in this prospectus as our Operating Partnership. We are the sole general partner of our Operating Partnership and currently hold 100% of its outstanding limited partnership units. In the future, we may issue operating partnership units to farmland owners from time to time in consideration for acquiring their farms if they own their farms indirectly, such as through a partnership or a limited liability company. Holders of limited partnership units in our Operating Partnership will be entitled to redeem these units for cash or, at our election, shares of our common stock on a one-for-one basis at any time after the first anniversary of the completion of this offering. Farmland owners who exchange their farms for Operating Partnership units may be able to do so in a tax-free exchange under U.S. federal income tax laws.

We currently intend to elect to be taxed as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2013 or December 31, 2014. Because we must distribute our non-REIT earnings and profits by December 31 of the year for which we first elect REIT status, it is possible that our monthly distributions may not be sufficient to eliminate our non-REIT earnings and profits by December 31, 2013, in which case we would likely not elect to be taxed as a REIT until the taxable year ending December 31, 2014. In the event that our monthly distributions are insufficient to result in the distribution of our accumulated earnings and profits prior to the end of 2014, we would make a special distribution of such undistributed non-REIT earnings and profits prior to the end of that year.

As long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax to the extent that we distribute our net taxable income to our stockholders and holders of operating partnership units. We currently own one entity, Gladstone Land Advisers, Inc., which we intend will make an election to be taxed as a taxable REIT subsidiary, or TRS, upon our election to be taxed as a REIT, that we may utilize to own or manage our assets and to engage in other activities when we deem it necessary or advisable. The taxable income generated by any TRS would be subject to regular corporate income tax.

The following diagram depicts our organization structure upon completion of this offering.

Our Adviser

Gladstone Management Corporation, a Delaware corporation and a registered investment adviser, serves as our external management company, and we refer to it in this prospectus as our Adviser. Our Adviser is responsible for managing our real estate and loan portfolio on a day-to-day basis and for identifying properties and loans that it believes meet our investment criteria. Our Adviser does not directly acquire or lease real estate other than for its own use. Our Adviser does not and will not make loans to or investments in any company with which we have or intend to enter into a lease, and we will not co-invest with our Adviser in any real estate transaction. Our Adviser is a registered investment adviser with the United States Securities and Exchange Commission, or SEC, under the Investment Advisers Act of 1940, as amended.

Each of our officers other than Danielle Jones, our chief financial officer and treasurer, is also an officer of our Adviser and of Gladstone Administration, LLC, which we refer to in this prospectus as our Administrator. Each of our officers has significant experience in making investments in and lending to businesses of all sizes, including investing in real estate and making mortgage loans. Including our officers, our Adviser and Administrator collectively employ over 50 professionals that are involved in structuring, arranging and managing investments on behalf of companies advised by our Adviser. Our Adviser plans to hire additional investing professionals following this offering. We also rely on outside professionals with agricultural experience that perform due diligence on the properties that we intend to acquire and lease. We are responsible for paying any fees charged by these outside professionals. Under the terms of an Amended Advisory Agreement with our Adviser that we will enter into upon completion of this offering, we will pay an annual base management fee during 2012 and 2013 equal to 1.0% of our total stockholders’ equity, less the recorded value of any preferred stock we may issue and any uninvested cash proceeds of this offering, which we refer to in this prospectus as our adjusted stockholders’ equity. Beginning in 2014, the annual base management fee will increase to 2.0% of our adjusted stockholders’ equity and our adjusted stockholders’ equity will no longer exclude the uninvested cash proceeds of this offering. We will also pay our Adviser an additional incentive fee based on funds from operations, or FFO. FFO is an operating measure for equity REITs that we define as net income, excluding gains and losses from sales of property, plus depreciation and amortization of real estate assets. However, for purposes of calculating the incentive fee, FFO is determined before giving effect to any incentive fee and includes any realized capital gains or losses on our investments, less any dividends we may pay on any preferred stock we may issue, but FFO does not include any unrealized capital gains or unrealized losses on our investments, however it does include realized capital gains and losses. We refer to this measure as our pre-incentive fee FFO.

The incentive fee will reward our Adviser if our pre-incentive fee FFO for a particular calendar quarter, exceeds a hurdle rate of 1.75% of our adjusted stockholders’ equity. Our Adviser will receive 100% of the amount of the pre-incentive fee FFO that exceeds the hurdle rate but is less than 2.1875% of our adjusted stockholders’ equity for the quarter. Our Adviser will also receive an incentive fee of 20% of the amount of our pre-incentive fee FFO that exceeds 2.1875% of our adjusted stockholders’ equity for the quarter.

We will not pay acquisition fees to our Adviser when we acquire real estate, and we will not pay fees to our Adviser when we lease properties to tenants or when we sell real estate. Under this proposed compensation structure, we believe our Adviser will be incentivized to generate stable and consistent FFO to pay our monthly dividends and its incentive fee.

We also have entered into a trademark agreement with the parent company of our Adviser. This trademark agreement permits us to use the diamond-shaped “G” and Gladstone logo for a nominal annual fee.

Our Administrator

We will enter into an amended Administration Agreement with our Administrator upon the completion of this offering. Under this agreement, we will pay separately for our allocable portion of our Administrator’s overhead expenses in performing its obligations to us including, but not limited to, rent for our allocable portion of office space and our allocable portion of the salaries and benefits expenses of its employees. We expect that these employees of our Administrator will include our chief financial officer and treasurer, chief compliance officer, internal counsel, investor relations officer and their respective staffs.

Compensation of Our Adviser and Our Administrator

Set forth below is an estimate of all proposed compensation, fees, profits and other benefits, including reimbursement of out-of-pocket expenses that our Adviser and our Administrator may receive in connection with this offering and our ongoing operations. We do not expect to make any payments to any other affiliates of our Adviser.

Type of Compensation
(Recipient)	Description and Determination of Amount	Estimated Amount
Offering
Reimbursement of Offering Expenses (Adviser)	Offering expenses include all estimated expenses, other than underwriting discount, to be paid by us in connection with this offering, including our legal, accounting, printing, mailing and filing fees and other accountable offering expenses. To the extent that our Adviser pays our offering expenses, we will reimburse our Adviser for these amounts.	Up to $1.3 million

Ongoing Operations
Annual Base Management Fee (Adviser)	1.0% of our total stockholders’ equity, measured at the end of each quarter, less the recorded value of any preferred stock outstanding at the end of the quarter and, during 2012 and 2013 only, any uninvested cash proceeds from this offering, which we refer to as adjusted stockholders’ equity. In 2014, the fee increases to 2.0% of our adjusted stockholders’ equity and our adjusted stockholders’ equity will no longer exclude the uninvested cash proceeds of this offering.	Actual amounts for 2012 and 2013 will be dependent upon the rate of property acquisitions and mortgage loans following the completion of this offering and therefore cannot be determined at this time.

Quarterly Incentive Fee (1)(Adviser)

We will pay our Adviser an incentive fee with respect to our pre-incentive fee FFO in each calendar quarter as follows:

•   no incentive fee in any calendar quarter in which our pre-incentive fee FFO does not exceed the hurdle rate of 1.75% (7% annualized) of our adjusted stockholders’ equity at the end of the quarter;

•   100% of the amount of the pre-incentive fee FFO that exceeds the hurdle rate, but is less than 2.1875% of our adjusted stockholders’ equity at the end of any calendar quarter (8.75% annualized); and

Actual amounts will be dependent upon the amount of FFO we generate from time to time.

Type of Compensation
(Recipient)	Description and Determination of Amount	Estimated Amount

• 20% of the amount of our pre-incentive fee FFO that exceeds 2.1875% of our adjusted stockholders’ equity at the end of any calendar quarter (8.75% annualized).

Reimbursement of Acquisition Expenses (Adviser)	Acquisition expenses include customary third-party acquisition expenses such as legal fees and expenses, costs of appraisals, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the acquisition of real estate and reserves for capital improvements and maintenance and repairs of properties. To the extent that our Adviser pays our acquisition expenses incurred in the process of acquiring our properties or loans, we will reimburse our Adviser for such acquisition expenses.	Actual amounts will be dependent upon the amount of net proceeds we use for acquisitions (rather than for the other purposes enumerated in this prospectus) and the expenses incurred, and therefore cannot be estimated at the present time.

Allocation of Administrator Overhead Expenses (Administrator)	We will pay our Administrator for our allocable portion of the Administrator’s overhead expenses in performing our obligations, including, but not limited to, our allocable portion of rent attributable to office space for employees of the Administrator, and our allocable portion of the salaries and benefits expenses of our chief financial officer and treasurer, chief compliance officer, legal counsel, investment relations officer and their respective staffs. Our allocable portion is derived by multiplying the Administrator’s total allocable expenses by the percentage of our total assets at the beginning of each quarter in comparison to the total assets of all companies for whom our Administrator provides services.	Actual amounts will be dependent upon the expenses incurred by our Administrator and our total assets relative to the assets of the other entities for whom our Administrator provides services.

(1)	For purposes of calculating the incentive fee, our “pre-incentive fee FFO” will include any realized capital gains or losses, less any dividends paid on our preferred stock, but pre-incentive fee FFO will not include any unrealized capital gains or losses.

Examples of how the incentive fee would be calculated are as follows:

•	If our pre-incentive fee FFO for a quarter were 1.75% or less of our adjusted stockholders’ equity, there would be no incentive fee because such FFO would not exceed the hurdle rate of 1.75%.

•	In the event our pre-incentive fee FFO for a quarter were equal to 2.00% of our adjusted stockholders’ equity, the incentive fee would be as follows:

= 100% × (2.00% - 1.75%)

= 0.25% of adjusted stockholders’ equity

•	In the event our pre-incentive fee FFO for a quarter were equal to 2.30% of our adjusted stockholders’ equity, the incentive fee would be as follows:

= (100% × (“catch-up”: 2.1875% - 1.75%)) + (20% × (2.30% - 2.1875%))

= (100% × 0.4375%) + (20% × 0.1125%)

= 0.4375% + 0.0225%

= 0.46% of our adjusted stockholders’ equity

Our Sponsors

Our sponsors are David Gladstone, our chairman, chief executive officer and sole stockholder, and Gladstone Management, our Adviser.

Our Other Affiliates and Potential Conflicts of Interest

Gladstone Commercial Corporation. Each of our directors other than Mr. Earhart, and each of our executive officers, are also executive officers or directors of Gladstone Commercial Corporation, a publicly held REIT whose common stock is traded on the NASDAQ Global Select Market under the trading symbol “GOOD.” Gladstone Commercial invests in and owns net leased industrial, commercial and retail real property and selectively makes long-term industrial and commercial mortgage loans. Gladstone Commercial does not invest in or own agricultural real estate or make loans secured by agricultural real estate and, therefore, Gladstone Commercial will not compete with us for investment opportunities.

Gladstone Capital Corporation. Each of our directors other than Mr. Earhart, and each of our executive officers, other than Ms. Jones, are also executive officers or directors of Gladstone Capital Corporation, a publicly held closed-end management investment company whose common stock is traded on the NASDAQ Global Market under the trading symbol “GLAD.” Gladstone Capital makes loans to and investments in small and medium-sized businesses. It does not buy or lease real estate and does not lend to agricultural enterprises and, therefore, Gladstone Capital will not compete with us for investment opportunities. Gladstone Capital will not make loans to or investments in any company with which we have or intend to enter into a lease.

Gladstone Investment Corporation. Each of our directors other than Mr. Earhart, and each of our executive officers other than Ms. Jones, are also executive officers or directors of Gladstone Investment Corporation, a publicly held closed-end management investment company whose common stock is traded on the NASDAQ Global Market under the trading symbol “GAIN.” Gladstone Investment makes loans to and investments in small and medium-sized businesses in connection with buyouts and other recapitalizations. It does not buy or lease real estate and does not lend to agricultural enterprises and, therefore, Gladstone Investment will not compete with us for investment opportunities. Gladstone Investment will not make loans to or investments in any company with which we have or intend to enter into a lease.

We do not presently intend to co-invest with Gladstone Capital, Gladstone Commercial or Gladstone Investment in any business. However, in the future it may be advisable for us to co-invest with one of these companies. If we decide to change our policy on co-investments with affiliates, we will seek approval of this decision from our independent directors.

Each of our executive officers other than our chief financial officer and treasurer is also an officer and director of our Adviser, Gladstone Capital, Gladstone Commercial and Gladstone Investment. Our Adviser and

its affiliates, including our officers, may have conflicts of interest in the course of performing their duties for us. These conflicts may include:

•	Our Adviser may realize substantial compensation on account of its activities on our behalf;

•	Our agreements with our Adviser are not arm’s-length agreements;

•	We may experience competition with our affiliates for financing transactions; and

•	Our Adviser and other affiliates could compete for the time and services of our officers and directors.

Our Tax Status

We were taxed as a Subchapter C corporation for our taxable years ended December 31, 1997 through December 31, 2011 and we intend to be taxed as a Subchapter C corporation for the taxable year ending December 31, 2012, and possibly the year ending December 31, 2013. We currently intend to elect to be taxed as a REIT for federal income tax purposes commencing with our taxable year ending December 31, 2013 or December 31, 2014. To qualify as a REIT, we may not have, at the end of any taxable year for which we first elect REIT status and thereafter, any undistributed earnings and profits accumulated in any non-REIT taxable year. Our non-REIT earnings and profits include any earnings and profits we accumulated before the effective date of our REIT election. As of June 30, 2012, we estimate that our non-REIT accumulated earnings and profits were approximately $4.7 million. This amount does not include an additional $4.0 million of non-REIT earnings and profits associated with a deferred intercompany gain that we will recognize immediately prior to our REIT election. We intend to distribute our non-REIT earnings and profits, including the $4.0 million associated with the deferred intercompany gain, to stockholders prior to December 31 of the first year for which we elect REIT status. It is possible that distributions may not be sufficient to eliminate our non-REIT earnings and profits by December 31, 2013, in which case we would likely not elect to be taxed as a REIT until the taxable year ending December 31, 2014. Our distributions of non-REIT earnings and profits will be in addition to distributions we will be required to make after we elect REIT status in order to satisfy the REIT distribution test discussed below and to avoid incurring tax on our undistributed income.

We believe that, following the completion of this offering, our making of an election to be taxed as a REIT, and any distribution of non-REIT earnings and profits, we will operate in conformity with the requirements for qualification and taxation as a REIT. We expect to receive an opinion of counsel to the effect that, subject to our distribution of all non-REIT earnings and profits, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT commencing with the first taxable year for which we elect to so qualify. It is possible that the Internal Revenue Service, or IRS, may challenge our proposed qualification as a REIT or attempt to re-characterize the nature of our assets or income. We do not intend to seek a ruling from the IRS as to the foregoing matters. It must be emphasized that the opinion of our counsel, which is not binding on the IRS or any court, is based on various assumptions and certain representations made by our management relating to our organization, assets, income and operations, including, without limitation, the amount of rental income that we will receive from personal property.

To maintain our qualification as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute at least 90% of our net income, excluding net capital gains, to our stockholders. As a REIT, we generally will not be subject to U.S. federal income tax on our net income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property, and the net income of any of our subsidiaries that qualifies as a TRS will be subject to taxation at normal corporate rates. In addition, we will be subject to regular corporate income tax for the taxable years ending prior to our qualification as a REIT. See “Federal Income Tax Consequences of Our Status as a REIT.”

It is also possible that the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations might change in the future in a manner that might make it difficult or impossible for us to continue to qualify as a REIT.

Corporate Information

We were originally incorporated in California in 1997. In 2004, we re-incorporated in Delaware. In March 2011, we re-incorporated in Maryland. Our executive offices are located at 1521 Westbranch Drive, Second Floor, McLean, Virginia 22102. Our telephone number at our executive offices is (703) 287-5800 and our corporate website is www.GladstoneLand.com. The information contained on, or accessible through, our website is not incorporated into this prospectus.

The Offering

Common stock offered by us(1)(2)	3,333,334 shares

Common stock to be outstanding after this offering(1)	6,083,334 shares

Use of proceeds	To purchase agricultural real estate to be leased for farming and, to a lesser extent, to make loans secured by mortgages on agricultural real estate.

Proposed NASDAQ Listing Symbol	LAND

Distribution Policy	Consistent with our objective of qualifying as a REIT, we expect to pay monthly distributions and to distribute annually at least 90% of our REIT taxable income. We expect to commence monthly distributions upon the completion of this offering. Our Board of Directors will determine the amount of distributions we will pay. We also intend to distribute non-REIT accumulated earnings and profits to stockholders prior to December 31 of the first year for which we elect to be treated as a REIT.

Our Adviser	Pursuant to the terms of an amended and restated advisory agreement, our Adviser will identify and select our real estate investments and manage our portfolio.

(1)	Excludes 500,000 shares of our common stock issuable pursuant to the over-allotment option granted to the underwriters.
(2)	Up to 30,000 shares of our common stock, or approximately 0.9% of the shares being offered, excluding shares issuable pursuant to the over-allotment option granted to the underwriters, will be reserved for sale by the underwriters to our directors and officers and employees and certain associated persons of our Adviser and Administrator at the public offering price less the underwriting discount. For more information, see “Underwriting — Directed Shares.”

The number of shares of our common stock to be outstanding after this offering is based on 2,750,000 shares of common stock outstanding as of June 30, 2012.

Unless otherwise indicated, all information in this prospectus reflects and assumes the following:

•	a 27,500-for-1 stock split effected on September 30, 2010;

•	no exercise by the underwriters of their over-allotment option to purchase up to 500,000 additional shares of our common stock in this offering; and

•	an initial public offering price of $15.00.

Summary Consolidated Financial Data

You should read the summary financial information below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements, notes thereto and other financial information included elsewhere in this prospectus. The summary consolidated financial data as of December 31, 2011 and 2010 and for the years ended December 31, 2011 and 2010 are derived from audited financial statements included elsewhere in this prospectus. We have derived the following summary of our statement of operations data for the six months ended June 30, 2012 and 2011 and balance sheet data as of June 30, 2012 from our unaudited financial statements appearing later in this prospectus.

The unaudited financial data include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results of operations are not necessarily indicative of results of operations that should be expected in any future periods, and our results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The unaudited pro forma summary financial information below reflects a full year of operations for our 2011 acquisitions, as if the acquisitions occurred on January 1, 2011.

Our unaudited pro forma summary financial information is presented for informational purposes only and should be read in conjunction with our unaudited pro forma consolidated statements of operations, our historical financial statements and related notes thereto and the statements of revenues and certain expenses specified by Rule 3-14 of Regulation S-X included elsewhere in this prospectus. Our unaudited pro forma summary financial information is based on available information and assumptions that we consider reasonable. Our unaudited pro forma summary financial information does not purport to (1) represent our operating results that would have actually occurred had the acquisition of the properties occurred on January 1, 2011, or (2) project our results of operations as of any future date or for any future period.

	As of and For the Six Months Ended June 30,		Pro-forma for the year ended	As of and For the Years Ended December 31,
	2012	2011	2011	2011	2010
	(Unaudited)	(Unaudited)	(Unaudited)
Rental income	$1,635,998	$1,429,929	$3,116,725	$2,967,623	$2,418,111
Net income	330,049	12,522	137,531	108,919	560,523
EBITDA(1)	1,254,194	654,613	1,645,258	1,512,531	1,894,967
FFO available to common stockholders(2)	517,220	261,759	682,389	614,962	877,767
Assets	32,540,456		33,041,417	33,041,417	29,034,484
Liabilities	24,571,355		25,402,365	25,402,365	20,486,851
Stockholder’s Equity	7,969,101		7,639,052	7,639,052	8,547,633

(1)	EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) is a key financial measure that our management uses to evaluate our operating performance but should not be construed as an alternative to operating income, cash flows from operating activities or net income, in each case as determined in accordance with accounting principles generally accepted in the United States of America, or GAAP. EBITDA is not a measure defined in accordance with GAAP. We believe that EBITDA is a standard performance measure commonly reported and widely used by analysts and investors in our industry. A reconciliation of net income to EBITDA is set forth in the table below.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•

Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for these replacements; and

•	Other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results of operations and using EBITDA only supplementally.

Basic EBITDA per share and diluted EBITDA per share are equal to EBITDA divided by our weighted average common shares outstanding and EBITDA divided by our weighted average common shares outstanding on a diluted basis, respectively, during a period. We believe that EBITDA, Basic EBITDA per share and Diluted EBITDA per share are useful to investors because they provide investors with a further context for evaluating our EBITDA results in the same manner that investors use net income and earnings per share, or EPS, in evaluating operating results. We believe that net income is the most directly comparable GAAP measure to EBITDA, basic EPS is the most directly comparable GAAP measure to Basic EBITDA per share, and diluted EPS is the most directly comparable GAAP measure to Diluted EBITDA per share.

A reconciliation of our net income to our EBITDA and a computation of Basic EBITDA and Diluted EBITDA per weighted average common share and basic and diluted net income per weighted average common share is as follows:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2012	2011	2011	2010
	(Unaudited)	(Unaudited)
Net income	$330,049	$12,522	$108,919	$560,523
Add:
Interest expense	472,932	382,273	805,508	700,596
Depreciation and amortization expense	187,171	249,237	506,043	317,244
Income taxes	264,042	10,581	92,061	316,604

EBITDA	$1,254,194	$654,613	$1,512,531	$1,894,967

Weighted average shares outstanding — basic & diluted	2,750,000	2,750,000	2,750,000	2,750,000
Basic & Diluted net income per weighted average common share	$0.12	$0.00	$0.04	$0.20

Basic & Diluted EBITDA per weighted average common share	0.46	0.24	0.55	0.69

(2)	Funds From Operations, or FFO, is a term approved by the National Association of Real Estate Investment Trusts, or NAREIT.

FFO was developed by NAREIT as a relative non-GAAP supplemental measure of operating performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO, as defined by NAREIT, is net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property and impairment losses on property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash flows from operating activities in accordance with GAAP and should not be considered an alternative to either net income as an indication of our performance or cash flow from operations as a measure of liquidity or ability to make distributions. Comparison of FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

Basic funds from operations per share, or Basic FFO per share, and diluted funds from operations per share, or Diluted FFO per share, are equal to FFO divided by our weighted average common shares outstanding and FFO divided by our weighted average common shares outstanding on a diluted basis, respectively, during a period. We believe that FFO, Basic FFO per share and Diluted FFO per share are useful to investors because they provide investors with a further context for evaluating our FFO results in the same manner that investors use net income and earnings per share, or EPS, in evaluating operating results. In addition, since most REITs provide FFO, Basic FFO and Diluted FFO per share information to the investment community, we believe these are useful supplemental measures for comparing us to other REITs. We believe that net income is the most directly comparable GAAP measure to FFO, basic EPS is the most directly comparable GAAP measure to Basic FFO per share, and diluted EPS is the most directly comparable GAAP measure to Diluted FFO per share.

The following table provides a reconciliation of our FFO to the most directly comparable GAAP measure, net income, and a computation of Basic FFO and Diluted FFO per weighted average common share and basic and diluted net income per weighted average common share:

	For the Six Months Ended June 30,		For the years ended December 31,
	2012	2011	2011	2010
	(Unaudited)	(Unaudited)
Net income	$330,049	$12,522	$108,919	$560,523
Add: Real estate depreciation and amortization	187,171	249,237	506,043	317,244

FFO available to common stockholders	517,220	261,759	614,962	877,767

Weighted average shares outstanding —basic & diluted	2,750,000	2,750,000	2,750,000	2,750,000
Basic & Diluted net income per weighted average common share	$0.12	$0.00	$0.04	$0.20

Basic & Diluted FFO per weighted average common share	0.19	0.10	0.22	0.32

RISK FACTORS

Before you invest in our securities, you should be aware that your investment is subject to various risks, including those described below. You should carefully consider these risk factors together with all of the other information included in this prospectus before you decide to purchase our securities.

Risks Relating To Our Business

We may not be successful in identifying and consummating suitable acquisitions that meet our investment criteria, which may impede our growth and negatively affect our results of operations.

We own a total of eight farm properties in California and Florida that are leased to independent and corporate farmers. We intend to use the net proceeds of this offering to invest in and own more net leased farmland. We expect that most of our future tenants will be independent farming operations about which there is generally little or no publicly available operating and financial information. As a result, we will rely on our Adviser to perform due diligence investigations of these tenants, their operations and their prospects. We may not learn all of the material information we need to know regarding these businesses through our investigations. As a result, it is possible that we could lease properties to tenants or make mortgage loans to borrowers that ultimately are unable to pay rent or interest to us, which could adversely impact the amount available for distributions.

We are subject to many of the business risks and uncertainties associated with any new business enterprise. Our failure to operate successfully or profitably or to accomplish our investment objectives could have a material adverse effect on our ability to generate cash flow to make distributions to our stockholders, and the value of an investment in our common stock may decline substantially or be reduced to zero.

Our Adviser has broad authority to make acquisitions and dispositions of properties and there can be no assurance that we will be able to enter into definitive agreements to purchase properties, complete acquisitions or dispose of properties on favorable terms. Investors will not be afforded the opportunity to evaluate the economic merits of our investments or the terms of any dispositions of properties.

Our Adviser will have broad authority to make acquisitions of properties that it may identify in the future and broad authority to make dispositions of properties. There can be no assurance that our Adviser will be able to identify or negotiate acceptable terms for the acquisition or dispositions of properties or that we will be able to acquire or dispose of such properties on favorable terms. Factors that could cause us not to purchase one or more properties that initially meet our investment criteria include our potential inability to agree to definitive purchase terms with the prospective sellers, and our discovery of problems with the properties in our due diligence investigations. Factors that could cause us to be unable to dispose of a property on favorable terms include market conditions and competition. We cannot assure you that any acquisitions made using the net proceeds of this offering will produce a return on your investment. Any significant delay in investing the net proceeds of this offering would have a material adverse effect on our ability to generate cash flow and make distributions to our stockholders.

Our distribution rate may have an adverse effect on the market price of our common stock.

Our Board of Directors will determine our annual distribution rate after the completion of this offering. Our failure to rapidly invest the net proceeds of this offering or to make investments at acceptable rates of return could result in us using a significant portion of the net proceeds of this offering for the purpose of making these distributions, or could force us to set or reduce our distribution rate after setting such rate to a rate that is not competitive with alternative investments, either of which could adversely affect the market price for our common stock.

Our cash available for distribution to stockholders may not be sufficient to pay distributions, nor can we assure you of our ability to make distributions in the future, and we may need to borrow in order to make such distributions or may not be able to make such distributions at all.

In order to remain competitive with alternative investments, our distribution rate may exceed our cash available for distribution, including cash generated from operations. In the event this happens, we intend to fund the difference out of any excess cash on hand or from borrowings under our revolving credit facility, as well as from the net proceeds from this offering. If we do not have sufficient cash available for distribution generated by our assets to pay the annual distribution set by our Board of Directors, or if cash available for distribution decreases in future periods, the market price of our common stock could decrease.

All distributions will be made at the discretion of our Board of Directors and will depend on our earnings, our financial condition, whether or not we have qualified as a REIT, and other factors as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future. In addition, some of our distributions may include a return of capital. To the extent that our Board of Directors approves distributions in excess of our then current and accumulated earnings and profits, these excess distributions would generally be considered a return of capital for federal income tax purposes to the extent of your adjusted tax basis in your shares. A return of capital is not taxable, but it has the effect of reducing your adjusted tax basis in your investment. To the extent that distributions exceed the adjusted tax basis of your shares, they will be treated for tax purposes as a gain from the sale or exchange of your stock. See “Federal Income Tax Consequences of our Status as a REIT.” If we borrow to fund distributions, our future interest costs would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been.

Some of our tenants may be unable to pay rent, which could adversely affect our cash available to make distributions to our stockholders or otherwise impair the value of your investment.

We expect that single tenants will continue to occupy most of our properties and, therefore, the success of our investments will be materially dependent on the financial stability of these tenants. Some of our tenants may have been recently restructured using leverage acquired in a leveraged transaction or may otherwise be subject to significant debt obligations. Tenants that are subject to significant debt obligations may be unable to make their rent payments if there are adverse changes in their businesses or in general economic conditions. Tenants that have experienced leveraged restructurings or acquisitions will generally have substantially greater debt and substantially lower net worth than they had prior to the leveraged transaction. In addition, the payment of rent and debt service may reduce the working capital available to leveraged entities and prevent them from devoting the resources necessary to remain competitive in their industries. In situations where management of the tenant will change after a transaction, it may be difficult for our Adviser to determine with certainty the likelihood of the tenant’s business success and of it being able to pay rent throughout the lease term. These companies are more vulnerable to adverse conditions in their businesses or industries and economic conditions generally, as well as to increases in interest rates.

Any lease payment defaults by a tenant could adversely affect our cash flows and cause us to reduce the amount of distributions to stockholders. In the event of a default by a tenant, we may also experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property.

Some of our tenants could be susceptible to bankruptcy, which would affect our ability to generate rents from them and therefore negatively affect our results of operations.

In addition to the risk of tenants being unable to make regular rent payments, certain of our tenants who may depend on debt and leverage could be especially susceptible to bankruptcy in the event that their cash flows are insufficient to satisfy their debt. Any bankruptcy of one of our tenants would result in a loss of lease payments to us, as well as an increase in our costs to carry the property.

Additionally, under bankruptcy law, a tenant who is the subject of bankruptcy proceedings has the option of continuing or terminating any unexpired lease. If a bankrupt tenant terminates a lease with us, any claim we might have for breach of the lease, excluding a claim against collateral securing the lease, would be treated as a general unsecured claim. Our claim would likely be capped at the amount the tenant owed us for unpaid rent prior to the bankruptcy unrelated to the termination, plus the greater of one year of lease payments or 15% of the remaining lease payments payable under the lease, but in no case more than three years of lease payments. In addition, a bankruptcy court could re-characterize a net lease transaction as a secured lending transaction. If that were to occur, we would not be treated as the owner of the property, but might have additional rights as a secured creditor. This would mean our claim in bankruptcy court would only be for the amount we paid for the property, which could adversely impact our financial condition.

Because we expect to enter primarily into short-term leases, we will be more susceptible to any decreases in prevailing market rental rates than would be the case with long-term leases, which could have a material adverse effect on our results of operations.

We intend to primarily enter into leases with independent farmers having terms of one to five years. As a result, we will be required to frequently re-lease our properties upon the expiration of our leases. This will subject our business to near term fluctuations in market rental rates, and we will be more susceptible to declines in market rental rates than we would be if we were to enter into longer term leases. As a result, any decreases in the prevailing market rental rates in the geographic areas in which we own properties could have a material adverse effect on our results of operations and cash available for distribution to stockholders.

Our real estate investments will consist of agricultural properties that may be difficult to sell or re-lease upon tenant defaults or early lease terminations, either of which would adversely affect returns to stockholders.

We intend to focus our investments on agricultural properties. These types of properties are relatively illiquid compared to other types of real estate and financial assets. This illiquidity could limit our ability to quickly dispose of properties in response to changes in economic or other conditions. With these kinds of properties, if the current lease is terminated or not renewed, we may be required to renovate the property to the extent we have buildings on the property, or to make rent concessions in order to lease the property to another tenant or sell the property. In addition, in the event we are forced to sell the property, we may have difficulty finding qualified purchasers who are willing to buy the property. These and other limitations may affect our ability to sell or re-lease properties without adversely affecting returns to our stockholders.

If our properties do not have access to adequate water supplies, it could harm our ability to lease the properties for farming, thereby adversely affecting our ability to generate returns on our properties.

In order to lease the cropland that we intend to acquire with the proceeds of this offering, these properties will require access to sufficient water to make them suitable for farming. Although we expect to acquire properties with sufficient water access, should the need arise for additional wells from which to obtain water, we would be required to obtain permits prior to drilling such wells. Permits for drilling water wells are required by state and county regulations, and such permits may be difficult to obtain due to the limited supply of water in areas where we expect to acquire properties, such as the farming regions of California. Similarly, our properties may be subject to governmental regulations relating to the quality and disposition of rainwater runoff or other water to be used for irrigation. In such case, we could incur costs necessary in order to retain this water. If we are unable to obtain or maintain sufficient water supply for our properties, our ability to lease them for farming would be seriously impaired, which would have a material adverse impact on the value of our assets and our results of operations.

Our agricultural properties will be subject to adverse weather conditions and crop disease, which may affect our tenants’ ability to pay rent and thereby have an adverse effect on our results of operations and our ability to make distributions to stockholders.

Fresh produce, including produce used in canning and other packaged food operations, is vulnerable to adverse weather conditions, including windstorms, floods, drought and temperature extremes, which are quite common but difficult to predict. Because fresh produce is highly perishable and generally must be brought to market and sold soon after harvest, unfavorable growing conditions can reduce both crop size and crop quality. In extreme cases, entire harvests may be lost in some geographic areas.

In addition, fresh produce is vulnerable to crop disease and to pests, which may vary in severity and effect, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climatic conditions. The costs to control these infestations vary depending on the severity of the damage and the extent of the plantings affected. These infestations can increase costs and decrease revenues of our tenants. Although we do not expect that our rental payments will be based on the quality of our tenants’ harvests, any of these factors could have a material adverse effect on our tenants’ ability to pay rent to us, which in turn could have a material adverse effect on our ability to make distributions to our stockholders.

Our operating results and the value of our properties may be impacted by future climate changes, adversely impacting the value of our properties and our ability to generate rental revenue.

In addition to the general risks that adverse weather conditions will pose for the tenants of our properties, the value of our properties will potentially be subject to risks associated with long-term effects of climate change. Many climatologists predict increases in average temperatures, more extreme temperatures and increases in volatile weather over time. The effects of climate change may be more significant along coastlines, such as in the California coastal areas where we intend to focus our initial acquisition efforts, due to rising sea levels resulting from melting of polar ice caps, which could result in increased risk of coastal erosion, flooding, degradation in the quality of groundwater aquifers and expanding agricultural weed and pest populations. As a result, the effects of climate change could make our properties less suitable for farming or other alternative uses, which could adversely impact the value of our properties, our ability to generate rental revenue from leasing our properties and our cash available for distribution to stockholders.

Two of our current properties are leased to the same tenant, Dole, and if Dole is no longer able to make rental payments or chooses to terminate its leases prior to or upon their expiration, it would have a material adverse effect on our financial performance and our ability to make distributions to our stockholders.

Two of our eight current leases, representing approximately 80% of our current total annual rental revenue, are with Dole under leases expiring in 2013 and 2014. If Dole fails to make rental payments or elects to terminate its leases prior to or upon their expiration, and we cannot re-lease the land on satisfactory terms, or if Dole were to experience financial problems or declare bankruptcy, it would have a material adverse effect on our financial performance and our ability to make dividend payments to our stockholders.

Because we must distribute a substantial portion of our net income to qualify as a REIT, we will be largely dependent on third-party sources of capital to fund our future capital needs.

To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our taxable income each year, excluding capital gains. Because of this distribution requirement, it is not likely that we will be able to fund a significant portion of our future capital needs, including property acquisitions, from retained earnings. Therefore, we will likely rely on public and private debt and equity capital to fund our business. This capital may not be available on favorable terms or at all. Our access to additional capital depends on a number of things, including the market’s perception of our growth potential and our current and potential future earnings.

We may not be able to borrow money in sufficient amounts or on sufficiently favorable terms necessary to attain the optimal degree of leverage to operate our business, which may have an adverse effect on our operations and ability to pay distributions.

Our business and acquisition strategies rely heavily on borrowing funds, so that we may make more investments than would otherwise be possible in order to maximize potential returns to stockholders. We may borrow on a secured or unsecured basis. Our articles of incorporation and bylaws to be in effect upon the completion of this offering do not impose any limitation on our borrowing. Our ability to achieve our investment objectives will be affected by our ability to borrow money in sufficient amounts and on favorable terms. We expect that we will borrow money that will be secured by our properties and that these financing arrangements will contain customary covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. In addition, any credit facility we might enter into is likely to contain certain customary restrictions, requirements and other limitations on our ability to incur indebtedness, and will specify debt ratios that we will be required to maintain. Accordingly, we may be unable to obtain the degree of leverage that we believe to be optimal, which may cause us to have less cash for distributions to stockholders. Our use of leverage could also make us more vulnerable to a downturn in our business or the economy generally and a significant increase in the ratio of our indebtedness to our assets may have an adverse effect on the market price of our common stock.

Our income from operations may not be enough to cover our debt service obligations, which may affect distributions to stockholders or cause us to incur losses.

If the income generated by our properties and other assets fails to cover our debt service, we could be forced to reduce or eliminate distributions to our stockholders and may experience losses. Some of our debt financing arrangements may require us to make lump-sum, or balloon, payments at maturity. If our income from operations does not cover a balloon payment, our ability to make the balloon payment at maturity could depend upon our ability to obtain additional financing or to sell the financed property. At the time the balloon payment is due, we may not be able to refinance the balloon payment on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment, which would likely have a material adverse effect on our financial condition.

We have secured borrowings, which would have a risk of loss of the property securing such loan upon foreclosure.

We currently have a line of credit with Metropolitan Life Insurance Company, or MetLife, which is secured by the San Andreas Farm, that permits us to borrow up to $4,785,000 through April 2017. The current balance under the line of credit is $0.1 million. The line of credit accrues interest at a floating rate tied to LIBOR and is currently 3.25% per year. We expect to use the line of credit for working capital. We also have a mortgage loan with MetLife under which we have the ability to borrow up to $45.2 million. The mortgage loan is secured by our West Gonzales, West Beach, Dalton Lane and Keysville Road Farms. Currently, $23.2 million is outstanding under this mortgage loan. The loan has an annual interest rate of 3.5% and matures in January 2026. Once the net proceeds of this offering have been substantially fully invested, we intend to acquire additional properties by borrowing all or a portion of the purchase price of the property and securing the loans with a mortgage on that or other real property that we own. If we are unable to make our debt payments as required, either under our current credit facilities or any future facilities, a lender could foreclose on the property or properties securing its loan. This could cause us to lose part or all of our investment in the property, which in turn could cause the value of our common stock or the distributions to our stockholders to be reduced.

Competition for the acquisition of agricultural real estate may impede our ability to make acquisitions or increase the cost of these acquisitions, which could adversely affect our operating results and financial condition.

We will compete for the acquisition of properties with many other entities engaged in agricultural and real estate investment activities, including corporate agriculture companies, financial institutions, institutional pension funds, real estate companies and private real estate investors. These competitors may prevent us from acquiring desirable properties or may cause an increase in the price we must pay for real estate. Our competitors may have greater resources than we do and may be willing to pay more for certain assets or may have a more compatible operating philosophy with our acquisition targets. In particular, larger institutions may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. Our competitors may also adopt transaction structures similar to ours, which would decrease our competitive advantage in offering flexible transaction terms. In addition, the number of entities and the amount of funds competing for suitable investment properties may increase, resulting in increased demand and increased prices paid for these properties. If we pay higher prices for properties, our profitability may decrease, and you may experience a lower return on your investment. Increased competition for properties may also preclude us from acquiring those properties that would generate attractive returns to us.

We expect to lease most of our properties to medium-sized independent farming operations and agricultural businesses, which may have limited financial and personnel resources and, therefore, may be less stable than larger companies, which could impact our ability to generate rental revenue.

We expect to lease most of our properties to medium-sized farming operations and related agricultural businesses, which will expose us to a number of unique risks related to these entities. For example, medium-sized agricultural businesses are more likely than larger farming operations to have difficulty making lease payments when they experience adverse events. They also tend to experience significant fluctuations in their operating results and to be more vulnerable to competitors’ actions and market conditions, as well as general economic downturns. In addition, our target tenants may face intense competition, including competition from companies with greater financial resources, which could lead to price pressure on crops that could lower our tenants’ income.

Furthermore, the success of a medium-sized business may also depend on the management talents and efforts of one or a small group of persons. The death, disability or resignation of one or more of these persons could have a material adverse impact on our tenant and, in turn, on us.

We may not ultimately be able to sell our agricultural real estate to developers in connection with the conversion of such properties to urban or suburban uses, especially in light of the current uncertain market for real estate development.

Our business plan in part contemplates purchasing agricultural real property that we believe is located in the path of urban and suburban growth and ultimately will increase in value over the long term as a result. Pending the sale of such real property to developers for conversion to urban, suburban and other more intensive uses, such as residential or commercial development, we intend to lease the property for agricultural uses, particularly farming annual row crops. Urban and suburban development is subject to a number of uncertainties, including land zoning and environmental issues, infrastructure development and demand. These uncertainties are particularly pronounced in light of the current economic environment, in which the pace of future development is unclear. Although the current development market contains uncertainties, these uncertainties may be more acute over time, since we do not intend to acquire properties that are expected to be converted to urban or suburban uses in the near term. As a result, there can be no guarantee that increased development will actually occur and that we will be able to sell any of the properties that we own or acquire in the future for such conversion. Our inability to sell these properties in the future at an appreciated value for conversion to urban or suburban uses could result in a reduced return on your investment.

Our real estate portfolio will be concentrated in a limited number of properties, which subjects us to an increased risk of significant loss if any property declines in value or if we are unable to lease a property.

Based on the anticipated net proceeds to be received from this offering, the expected investment size and our Adviser’s experience in the marketplace, we estimate that we will purchase approximately 10 to 15 properties with the net proceeds of this offering and borrowings under our existing credit facilities. To the extent we are able to leverage our investment acquisitions with borrowed funds, we will acquire additional properties with the net proceeds of borrowings, subject to our debt policy. One consequence of a limited number of investments is that the aggregate returns we realize may be substantially adversely affected by the unfavorable performance of a small number of leases or a significant decline in the value of any single property. In addition, while we do not intend to invest 20% or more of our total assets in a particular property at the time of investment, it is possible that, as the values of our properties change, one property may comprise in excess of 20% of the value of our total assets. Lack of diversification will increase the potential that a single underperforming investment could have a material adverse effect on our cash flows and the price we could realize from the sale of our properties.

Liability for uninsured losses could adversely affect our financial condition.

Losses from disaster-type occurrences, such as wars, earthquakes and weather-related disasters, may be either uninsurable or not insurable on economically viable terms. Should an uninsured loss occur, we could lose our capital investment or anticipated profits and cash flows from one or more properties.

Potential liability for environmental matters could adversely affect our financial condition.

We intend to purchase agricultural properties and will be subject to the risk of liabilities under federal, state and local environmental laws. Some of these laws could subject us to:

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responsibility and liability for the cost of removal or remediation of hazardous substances released on our properties, generally without regard to our knowledge of or responsibility for the presence of the contaminants;

•	liability for the costs of removal or remediation of hazardous substances at disposal facilities for persons who arrange for the disposal or treatment of these substances; and

•	potential liability for claims by third parties for damages resulting from environmental contaminants.

We will generally include provisions in our leases making tenants responsible for all environmental liabilities and for compliance with environmental regulations, and we will seek to require tenants to reimburse us for damages or costs for which we have been found liable. However, these provisions will not eliminate our statutory liability or preclude third party claims against us. Even if we were to have a legal claim against a tenant to enable us to recover any amounts we are required to pay, there are no assurances that we would be able to collect any money from the tenant. Our costs of investigation, remediation or removal of hazardous substances may be substantial. In addition, the presence of hazardous substances on one of our properties, or the failure to properly remediate a contaminated property, could adversely affect our ability to sell or lease the property or to borrow using the property as collateral.

If our tenants fail to comply with applicable labor regulations, it could have an adverse effect on our ability to make distributions to our stockholders.

State, county and federal governments have also implemented a number of regulations governing labor practices used in connection with farming operations. For example, these regulations seek to provide for minimum wages and minimum and maximum work hours, as well as to restrict the hiring of illegal immigrants. If one of our tenants is accused of violating, or found to have violated such regulations, it could have a material adverse effect on the tenant’s operating results, which could adversely affect its ability to make its rental payments to us and, in turn, our ability to make distributions to our stockholders.

The presence of endangered or threatened species on or near our acquired farmland could restrict the activities of our agricultural tenants, which could in turn have a material adverse impact on the value of our assets and our results of operations.

Federal, state and local laws and regulations intended to protect threatened or endangered species could restrict certain activities on our farmland. The size of any area subject to restriction would vary depending on the protected species at issue, the time of year and other factors, and there can be no assurance that such federal, state and local laws will not become more restrictive over time. If portions of our farmland are deemed to be part of or bordering habitats for such endangered or threatened species that could be disturbed by the agricultural activities of our tenants, it could impair the ability of the land to be used for farming, which in turn could have a material adverse impact on the value of our assets and our results of operations.

We may be required to permit the owners of the mineral rights to our properties to enter and occupy parts of the properties for the purposes of drilling and operating oil or gas wells, which could adversely impact the rental value of our properties.

Although we will own the surface rights to the properties that we acquire, other persons may own the rights to any minerals, such as oil and natural gas, that may be located under the surfaces of these properties. Under agreements with any such mineral rights owners, we expect that we would be required to permit third parties to enter our properties for the purpose of drilling and operating oil or gas wells on the premises. We will also be required to set aside a reasonable portion of the surface area of our properties to accommodate these oil and gas operations. The devotion of a portion of our properties to these oil and gas operations would reduce the amount of the surface available for farming or farm-related uses, which could adversely impact the rents that we receive from leasing these properties.

Failure to hedge effectively against interest rate changes may adversely affect our results of operations.

We may experience interest rate volatility in connection with mortgage loans on our acquired properties or other variable-rate debt that we may owe, and mortgage loans we may make, from time to time. We may seek to mitigate our exposure to changing interest rates by using interest rate hedging arrangements such as interest rate swaps and caps. These derivative instruments involve risk and may not be effective in reducing our exposure to interest rate changes. Risks inherent in derivative instruments include the risk that counterparties to derivative contracts may be unable to perform their obligations, the risk that interest rates move in a direction contrary to, or move slower than the period contemplated by, the direction or time period that the derivative instrument is designed to cover, and the risk that the terms of such instrument will not be legally enforceable. While we intend to design our hedging strategies to protect against adverse movements in interest rates, derivative instruments that we are likely to use may also involve immediate costs, which could reduce our cash available for distribution to our stockholders. Likewise, ineffective hedges, as well as the occurrence of any of the risks inherent in derivatives, could adversely affect our operating results or reduce your overall investment returns. Our Adviser and our Board of Directors will review each of our derivative contracts and will periodically evaluate their effectiveness against their stated purposes.

In addition, tax laws may substantially limit our ability to hedge our interest rate exposure. If we qualify as a REIT for federal income tax purposes, our aggregate gross income from non-qualifying hedges, fees, and certain other non-qualifying sources cannot exceed 5% of our annual gross income. As a result, we might have to limit our use of advantageous hedging techniques or implement those hedges through a taxable REIT subsidiary, or TRS. Any hedging income earned by a TRS would be subject to federal, state and local income tax at regular corporate rates. This could increase the cost of our hedging activities or could expose us to greater risks associated with changes in interest rates than we would otherwise want to bear.

Risks Associated With Our Use of an Adviser to Manage Our Business

Our success will depend on the performance of our Adviser and if our Adviser makes inadvisable investment or management decisions, our operations could be materially adversely impacted.

Our ability to achieve our investment objectives and to pay distributions to our stockholders is substantially dependent upon the performance of our Adviser in evaluating potential investments, selecting and negotiating property purchases and dispositions on our behalf, selecting tenants and borrowers, setting lease terms and determining financing arrangements. You will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments. You must rely entirely on the analytical and management abilities of our Adviser and the oversight of our Board of Directors. If our Adviser or our Board of Directors makes inadvisable investment or management decisions, our operations could be materially adversely impacted.

We may have conflicts of interest with our Adviser and other affiliates, which could result in investment decisions that are not in the best interests of our stockholders.

Our Adviser will manage our real estate portfolio and will locate, evaluate, recommend and negotiate the acquisition of our real estate investments and mortgage loans. At the same time, our advisory agreement permits our Adviser to conduct other commercial activities and to provide management and advisory services to other entities, including, but not limited to, Gladstone Commercial Corporation, Gladstone Capital Corporation and Gladstone Investment Corporation, each of which is affiliated with us. Each of our executive officers other than Ms. Jones, and each of our directors other than Mr. Earhart, are also executive officers and directors, as applicable, of Gladstone Capital and Gladstone Investment, which actively make loans to and invest in small and medium-sized companies. Each of our executive officers and each of our directors other than Mr. Earhart is also an officer or director of Gladstone Commercial, which actively makes real estate investments. As a result, we may from time to time have conflicts of interest with our Adviser in its management of our business and that of Gladstone Commercial, Gladstone Investment or Gladstone Capital, which may arise primarily from the involvement of our Adviser, Gladstone Capital, Gladstone Commercial, Gladstone Investment and their affiliates in other activities that may conflict with our business. Examples of these potential conflicts include:

•	our Adviser may realize substantial compensation on account of its activities on our behalf and may be motivated to approve acquisitions solely on the basis of increasing its compensation from us;

•	our agreements with our Adviser are not arm’s-length agreements, which could result in terms in those agreements that are less favorable than we could obtain from independent third parties;

•	we may experience competition with our affiliates for potential financing transactions; and

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our Adviser and other affiliates, such as Gladstone Capital, Gladstone Investment and Gladstone Commercial, could compete for the time and services of our officers and directors and reduce the amount of time they are able to devote to management of our business.

These and other conflicts of interest between us and our Adviser could have a material adverse effect on the operation of our business and the selection or management of our real estate investments. See “Conflicts of Interest” in this prospectus.

Our financial condition and results of operations will depend on our Adviser’s ability to effectively manage our future growth.

Our ability to achieve our investment objectives will depend on our ability to sustain continued growth, which will, in turn, depend on our Adviser’s ability to find, select and negotiate property purchases and net leases that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of our Adviser’s marketing capabilities, management of the investment process, ability to provide competent, attentive and efficient services and our access to financing sources on acceptable terms. As we grow, our Adviser may be required to hire, train, supervise and manage new employees. Our Adviser’s failure to effectively manage our future growth could have a material adverse effect on our business, financial condition and results of operations.

We may be obligated to pay our Adviser quarterly incentive compensation even if we incur a net loss during a particular quarter.

The advisory agreement we will enter into in connection with this offering will entitle our Adviser to incentive compensation based on our funds from operations, or FFO, which will reward our Adviser if our quarterly pre-incentive fee FFO exceeds 1.75% of our adjusted stockholders’ equity. Our pre-incentive fee FFO for a particular quarter for incentive compensation purposes will exclude the effect of any unrealized gains, losses or other items during that quarter that do not affect realized net income, even if these adjustments result in a net loss on our statement of operations for that quarter. Thus, we may be required to pay our Adviser incentive compensation for a fiscal quarter even if we incur a net loss for that quarter as determined in accordance with GAAP.

We are dependent upon our key management personnel for our future success, particularly David Gladstone, Terry Lee Brubaker and George Stelljes III.

We are dependent on our senior management and other key management members to carry out our business and investment strategies. Our future success depends to a significant extent on the continued service and coordination of our senior management team, particularly David Gladstone, our chairman and chief executive officer, George Stelljes III, our president and chief operating officer, and Terry Lee Brubaker, our vice chairman. Mr. Gladstone also serves as the chief executive officer of our Adviser, and Messrs. Stelljes and Brubaker are also executive officers of our Adviser. The departure of any of our executive officers or key personnel of our Adviser could have a material adverse effect on our ability to implement our business strategy and to achieve our investment objectives.

Risks Associated With Ownership of Our Common Stock and Our Tax Status

Certain provisions contained in our articles of incorporation and bylaws and under Maryland law may prohibit or restrict attempts by our stockholders to change our management and hinder efforts to effect a change of control of us, and the market price of our common stock may be lower as a result.

There are provisions in our articles of incorporation and bylaws as they will be in effect following this offering that may make it difficult for a third party to acquire, or attempt to acquire, control of our company, even if a change in control was considered favorable by you and other stockholders. For example:

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Our articles of incorporation prohibit ownership of more than 3.3% of the outstanding shares of our capital stock by one person, except for certain qualified institutional investors, which are limited to holding 9.8% of our common stock and our chairman and chief executive officer, David Gladstone, who will own approximately 45% of our common stock after this offering, pursuant to an exception approved by our Board of Directors and in compliance with our articles of incorporation. This restriction may discourage a change of control and may deter individuals or entities from making tender offers for our capital stock, which offers might otherwise be financially attractive to our stockholders or which might cause a change in our management.

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Our Board is divided into three classes, with the term of the directors in each class expiring every third year. At each annual meeting of stockholders, the successors to the class of directors whose term expires at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. After election, a director may only be removed by our stockholders for cause. Election of directors for staggered terms with limited rights to remove directors makes it more difficult for a hostile bidder to acquire control of us. The existence of this provision may negatively impact the price of our securities and may discourage third-party bids to acquire our securities. This provision may reduce any premiums paid to stockholders in a change in control transaction.

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The Control Share Acquisition Act provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the corporation’s disinterested stockholders by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by interested stockholders, that is, by the acquirer, by officers or by directors who are employees of the corporation, are excluded from shares entitled to vote on the matter. “Control shares” are voting shares of stock that would entitle the acquirer to exercise voting power in electing directors within one of three increasing ranges of voting power. The control share acquisition statute does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the articles of incorporation or bylaws of the corporation. Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions of our common stock by David Gladstone or any of his affiliates. This statute could have the effect of discouraging offers from third parties to acquire us and increasing the difficulty of successfully completing this type of offer by anyone other than Mr. Gladstone or any of his affiliates.

•	Certain provisions of Maryland law applicable to us prohibit business combinations with:

•	any person who beneficially owns 10% or more of the voting power of our common stock, referred to as an “interested stockholder;”

•	an affiliate of ours who, at any time within the two-year period prior to the date in question, was an interested stockholder; or

•	an affiliate of an interested stockholder.

These prohibitions last for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any business combination with the interested stockholder must be recommended by our Board and approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of our outstanding shares of common stock and two-thirds of the votes entitled to be cast by holders of our common stock other than shares held by the interested stockholder. These requirements could have the effect of inhibiting a change in control even if a change in control were in our stockholders’ interest. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by our Board of Directors prior to the time that someone becomes an interested stockholder.

We may not qualify as a REIT for federal income tax purposes, which would subject us to federal income tax on our taxable income at regular corporate rates, thereby reducing the amount of funds available for paying distributions to stockholders.

We currently intend to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2013 or December 31, 2014. Before the first year for which we elect REIT status, we will be subject to regular corporate income taxation. Our qualification as a REIT will depend on our ability to satisfy requirements set forth in the Internal Revenue Code, or Code, concerning, among other things, the ownership of our outstanding common stock, the nature of our assets, the sources of our income and the amount of our distributions to our stockholders. The REIT qualification requirements are extremely complex, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we will be successful in operating so as to qualify as a REIT. At any time new laws, interpretations or court decisions may change the federal tax laws relating to, or the federal income tax consequences of, qualification as a REIT. It is possible that future economic, market, legal, tax or other considerations may cause our Board of Directors to revoke our proposed REIT election, which it may do without stockholder approval.

If we fail to qualify, or lose or revoke our REIT status, we would face serious tax consequences that would substantially reduce the funds available for distribution to you because:

•	we would not be allowed a deduction for distributions to stockholders in computing our taxable income;

•	we would be subject to federal income tax at regular corporate rates and might need to borrow money or sell assets in order to pay any such tax;

•	we also could be subject to the federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under statutory provisions, we would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify.

In addition, all distributions to stockholders made before the beginning of the tax year for which we elect to qualify as a REIT, and all distributions thereafter, if we fail to qualify as a REIT, will be subject to tax to the extent of our current and accumulated earnings and profits. The U.S. federal income tax rate on the taxable portion of such distributions is limited to 15% through 2012 under certain circumstances for stockholders who are individuals. If we do fail to qualify as a REIT, we would not be required to make distributions to stockholders, and any distributions to stockholders that are U.S. corporations might be eligible for the dividends received deduction.

As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital and could adversely affect the value of our common stock.

Complying with REIT requirements may cause us to forego or liquidate otherwise attractive investments.

To qualify as a REIT for federal income tax purposes, we must continually satisfy various tests regarding the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. In order to meet these tests, we may be required to forego investments we might otherwise make.

In particular, we must ensure that at the end of each calendar quarter at least 75% of the value of our assets consists of cash, cash items, government securities and qualified REIT real estate assets. The remainder of our investment in securities other than government securities, securities of TRSs and qualified real estate assets generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets other than government securities, securities of TRSs and qualified real estate assets can consist of the securities of any one issuer, and no more than 25% of the value of our total assets can be represented by securities of one or more TRSs.

If we fail to comply with these requirements, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to dispose of otherwise attractive investments in order to satisfy REIT requirements. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

We will not seek to obtain a ruling from the Internal Revenue Service, or IRS, that we qualify as a REIT for federal income tax purposes.

Although we have not requested, and do not expect to request, a ruling from the IRS that we qualify as a REIT, we have received an opinion of our counsel that, based on certain assumptions and representations, we will so qualify beginning with the first taxable year for which we elect to do so, which we currently expect will be our taxable year ending either December 31, 2013 or December 31, 2014. You should be aware, however, that opinions of counsel are not binding on the IRS or any court. The REIT qualification opinion only represents the view of our counsel based on its review and analysis of existing law, which includes no controlling precedent, and therefore could be subject to modification or withdrawal based on future legislative, judicial or administrative changes to the federal income tax laws, any of which could be applied retroactively. The validity of the opinion of our counsel and of our qualification as a REIT will depend on our continuing ability to meet the various REIT requirements described herein. An IRS determination that we do not qualify as a REIT would deprive our stockholders of the tax benefits of our REIT status only if the IRS determination is upheld in court or otherwise becomes final. To the extent that we challenge an IRS determination that we do not qualify as a REIT, we may incur legal expenses that would reduce our funds available for distribution to stockholders.

Failure to make required distributions, both prior to and following our REIT election, would jeopardize our REIT status, which could require us to pay taxes and negatively impact our cash available for future distribution.

In order to qualify as a REIT, each year we must distribute to our stockholders at least 90% of our taxable income, other than any net capital gains. To the extent that we satisfy the distribution requirement but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions in any year are less than the sum of:

•	85% of our ordinary income for that year;

•	95% of our capital gain net income for that year; and

•	100% of our undistributed taxable income from prior years.

We intend to pay out our income to our stockholders in a manner intended to satisfy the distribution requirement applicable to REITs and to avoid corporate income tax and the 4% excise tax. Differences in timing between the recognition of income and the related cash receipts or the effect of required debt amortization payments could require us to borrow money or sell assets to pay out enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax and the 4% excise tax in a particular year.

In addition, to qualify as a REIT, we are required to distribute our non-REIT earnings and profits accumulated before the effective date of our REIT election. As of June 30, 2012, we estimate that our non-REIT accumulated earnings and profits were approximately $4.7 million. This amount does not include an additional $4.0 million of non-REIT earnings and profits associated with a deferred intercompany gain resulting from land transfers, described elsewhere in this prospectus, that we will recognize immediately prior to our REIT election. We also expect to recognize additional non-REIT earnings and profits from future operations prior to our REIT election. We intend to distribute any non-REIT earnings and profits, including the profits associated with the deferred intercompany gain, to stockholders prior to December 31 of the first year for which we elect REIT status, in order to eliminate our non-REIT earnings and profits. If we are unable to fully distribute our non-REIT earnings and profits, we would fail to qualify as a REIT.

The IRS may treat sale-leaseback transactions as loans, which could jeopardize our REIT status.

The IRS may take the position that transactions in which we acquire a property and lease it back to the seller do not qualify as leases for federal income tax purposes but are, instead, financing arrangements or loans. If a sale-leaseback transaction were so re-characterized, we might fail to satisfy the asset or income tests required for REIT qualification and consequently could lose our REIT status. Alternatively, the amount of our REIT taxable income could be recalculated, which could cause us to fail the distribution test for REIT qualification. See “Federal Income Tax Consequences of our Status as a REIT — Sale-Leaseback Transactions.”

Investments in our common stock may not be suitable for pension or profit-sharing trusts, Keogh Plans or individual retirement accounts, or IRAs.

If you are investing the assets of a pension, profit sharing, 401(k), Keogh or other retirement plan, IRA or benefit plan in us, you should consider:

•	whether your investment is consistent with the applicable provisions of the Employee Retirement Income Security Act, or ERISA, or the Code;

•	whether your investment will produce unrelated business taxable income, or UBTI, to the benefit plan; and

•	your need to value the assets of the benefit plan annually.

We do not believe that under current ERISA law and regulations that our assets would be treated as “plan assets” for purposes of ERISA. However, if our assets were considered to be plan assets, our assets would be subject to ERISA and/or Section 4975 of the Code, and some of the transactions we have entered into with our Adviser and its affiliates could be considered “prohibited transactions” which could cause us, our Adviser and its affiliates to be subject to liabilities and excise taxes. In addition, our officers and directors, our Adviser and its affiliates could be deemed to be fiduciaries under ERISA and subject to other conditions, restrictions and prohibitions under Part 4 of Title I of ERISA. Even if our assets are not considered to be plan assets, a prohibited transaction could occur if we or any of our affiliates is a fiduciary within the meaning of ERISA with respect to a purchase by a benefit plan and, therefore, unless an administrative or statutory exemption applies in the event such persons are fiduciaries with respect to your purchase, you should not purchase shares in this offering.

If our Operating Partnership fails to maintain its status as a partnership for federal income tax purposes, its income may be subject to taxation.

We intend to maintain the status of the Operating Partnership as a partnership for federal income tax purposes. However, if the IRS were to successfully challenge the status of the Operating Partnership as a partnership, it would be taxable as a corporation. In such event, this would reduce the amount of distributions that the Operating Partnership could make to us. This would also result in our losing REIT status and becoming subject to a corporate level tax on our own income. This would substantially reduce our cash available to pay distributions and the return on your investment. In addition, if any of the entities through which the Operating Partnership owns its properties, in whole or in part, loses its characterization as a partnership for federal income tax purposes, it would be subject to taxation as a corporation, thereby reducing distributions to the Operating Partnership. Such a re-characterization of an underlying property owner could also threaten our ability to maintain REIT status.

Dividends payable by REITs do not qualify for the reduced tax rates available for some dividends.

The maximum tax rate applicable to income from “qualified dividends” payable to domestic stockholders of regular corporations taxed at individual income tax rates has been reduced by legislation to 15% through the end of 2012. Dividends payable by REITs, however, generally are not eligible for the reduced rates. Although this legislation does not adversely affect the taxation of REITs or dividends payable by REITs, more favorable rates applicable to regular corporate qualified dividends may cause investors who are taxed at individual rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends. If these favorable rates for regular corporate qualified dividends extend beyond the end of 2012 into taxable years in which we intend to qualify as a REIT, this could adversely affect the value of our common stock.

Our ownership of and relationship with TRSs will be limited, and our failure to comply with the limits would jeopardize our REIT status and could result in the application of a 100% excise tax.

We currently own one entity, Gladstone Land Advisers, Inc., which we intend will make a TRS election upon our election to be taxed as a REIT. We may also form other TRSs as part of our overall business strategy. A TRS may earn income that would not be qualifying income if earned directly by the parent REIT. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. A TRS will pay federal, state and local income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to ensure that the TRS is subject to an appropriate level of corporate taxation. The rules also impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis.

Our TRSs will pay federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed to us. We anticipate that the aggregate value of any TRS stock and securities owned by us will be less than 25% of the value of our total assets, including the TRS stock and securities. We will evaluate all of our transactions with TRSs to ensure that they are entered into on arm’s-length terms in order to avoid incurring the 100% excise tax. There can be no assurance, however, that we will be able to comply with the 25% limitation or to avoid application of the 100% excise tax.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our securities.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. We and our security holders could be adversely affected by any such change in, or any new, federal income tax law, regulation or administrative interpretation.

We will have corporate income tax liability for taxes attributable to taxable years prior to our REIT election, which taxes will reduce our cash available for distribution to stockholders.

We will be subject to regular corporate income taxation for our taxable year ending December 31, 2012, and potentially the taxable year ending December 31, 2013, depending upon whether we elect to qualify as a REIT for that year. In addition, if we were determined, as the result of a tax audit or otherwise, to have an unpaid corporate income tax liability for any taxable years during which we were classified as a Subchapter C corporation for U.S. federal income tax purposes, we would be responsible for paying such tax liability, notwithstanding our subsequent qualification as a REIT. In either case, the payment of taxes would cause us to have less cash on hand to make distributions to stockholders.

Risks Relating to this Offering and the Market for our Common Stock

The market price and trading volume of our common stock may be volatile following this offering.

Even if an active trading market develops for our common stock after this offering, the market price of our common stock may be highly volatile and subject to wide fluctuations. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the initial public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future. The risk factors described in this prospectus, many of which are beyond our control, could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock. In addition, the value of our stock will be subject to price and volume fluctuations in the stock market from time to time, which are often unrelated to the operating performance of particular companies, and significant volatility in the market price and trading volume of shares of other REITs and companies that is not necessarily related to the performance of those companies.

Sales of shares of our common stock, or the perception that such sales will occur, may have adverse effects on our share price.

We cannot predict the effect, if any, of future sales of common stock, or the availability of shares for future sales, on the market price of our common stock. Sales of substantial amounts of common stock, including shares of common stock issuable upon the conversion of units of our Operating Partnership that we may issue from time to time, and the sale of up to 2,750,000 shares of common stock held by our current stockholder, or the perception that these sales could occur, may adversely affect prevailing market prices for our common stock.

An increase in market interest rates may have an adverse effect on the market price of our common stock.

One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution yield, which is our distribution rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher distribution yield on our common stock or may seek securities paying higher dividends or interest. The market price of our common stock likely will be based primarily on the earnings that we derive from rental income with respect to our properties and our related distributions to stockholders, and not from the underlying appraised value of the properties themselves. As a result, interest rate fluctuations and capital market conditions are likely to affect the market price of our common stock, and such effects could be significant. For instance, if interest rates rise without an increase in our distribution rate, the market price of our common stock could decrease because potential investors may require a higher distribution yield on our common stock as market rates on interest-bearing securities, such as bonds, rise.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of The NASDAQ Stock Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business and operating results. Although we have already hired additional employees to comply with these requirements, we may need to hire more employees in the future or engage outside consultants, which will increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and adversely affect our business and operating results.

As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in our company and, as a result, the value of our common stock.

We will be required, pursuant to Section 404 of the Sarbanes–Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. We will also be required to disclose changes made in our internal control and procedures on a quarterly basis in our filings with the SEC.

We are in the very early stages of the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete our evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to assert that our internal controls are effective.

If we are unable to assert that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.

Our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 for the later of the year ending December 31, 2013 or the year during which we no longer qualify as an “emerging growth company” under the recently enacted Jumpstart Our Business Startups Act of 2012, or the JOBS Act, if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Our remediation efforts may not enable us to avoid a material weakness in the future. To comply with the requirements of being a public company, we may also need to undertake various costly and time-consuming actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors. We have elected to delay adoption of new or revised accounting standards after we become public, and consequently our financial statements may not be comparable to those of other public companies.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We will remain an “emerging growth company” through the year ending December 31, 2017, unless the market value of our common stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have chosen to take advantage of this extended transition period and, as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for private companies for as long as we maintain our emerging company status and do not revoke this election. Accordingly, the accounting standards that we apply while we remain an emerging growth company may differ materially from the accounting standards applied by other similar public companies, including emerging growth companies that have elected to opt out of this extended transition period. This election could have a material impact on our financial statements and the comparability of our financial statements to the financial statements of similar public companies. This potential lack of comparability could make it more difficult for investors to value our securities, which could have a material impact on the price of our common stock.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, future events, financial condition or performance, expectations, competitive environment, availability of resources, regulation, liquidity, results of operations, strategies, plans and objectives. These forward-looking statements include, without limitation, statements concerning projections, predictions, expectations, estimates, or forecasts as to our business, financial and operational results, and future economic performance, as well as statements of management’s goals and objectives and other similar expressions concerning matters that are not historical facts. When we use the words “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” or similar expressions or their negatives, as well as statements in future tense, we intend to identify forward-looking statements. You should not place undue reliance on these forward-looking statements. Statements regarding the following subjects are forward-looking by their nature:

•	our business strategy;

•	our projected operating results;

•	our ability to obtain future financing arrangements;

•	our understanding of our competition;

•	market trends;

•	our compliance with tax laws; and

•	use of the net proceeds of this offering.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information available to us at the time those statements are made or management’s good faith belief as of that time with respect to future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. You should carefully consider these risks before you make an investment decision with respect to our common stock, along with the following factors that could cause actual results to vary from our forward-looking statements:

•	the factors referenced in this prospectus, including those set forth under the section captioned “Risk Factors”;

•	general volatility of the capital markets and the market price of our common stock;

•	changes in our business strategy;

•	availability, terms and deployment of capital;

•	availability of qualified personnel;

•	changes in our industry, interest rates or the general economy; and

•	the degree and nature of our competition.

Forward-looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions, or changes in other factors affecting forward-looking information, except to the extent required by applicable securities laws. If we do update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $45.3 million, assuming an initial public offering price of $15.00 per share ($52.2 million if the underwriters exercise their over-allotment option in full), after deducting the underwriting discount and estimated offering expenses payable by us. We expect to use the net proceeds of this offering to buy farms and farm-related properties, such as coolers, processing plants, packing buildings and distribution centers, for lease to tenants and, to a lesser extent, make loans secured by agricultural real estate and to make payments to our Adviser and our Administrator pursuant to our agreements with them. As of the date of this prospectus, we do not have commitments to purchase any properties. We will invest the net proceeds in accordance with our investment objectives and policies. See “Our Investment Process” for additional information regarding our investment objectives and policies.

We estimate that it will take approximately 12 months for us to substantially invest the net proceeds of this offering, depending on the availability of appropriate opportunities and market conditions. Pending such investment, we will primarily invest the net proceeds in securities that are not REIT-qualified investments, as well as REIT-qualified investments such as money market instruments, short-term repurchase agreements or other cash equivalents. The non-REIT-qualified investments are expected to provide a current return that will be greater than the REIT-qualified investments. We may also temporarily invest in securities that qualify as “real estate assets” under the REIT provisions of the Code, such as mortgage-backed securities. There can be no assurance that we will be able to achieve our targeted investment pace. See “Our Investment Process — Temporary Investments” for additional information about temporary investments we may make while evaluating potential real estate investments.

A tabular presentation of our estimated use of the proceeds to us from this offering, assuming no exercise of the underwriters’ over-allotment option, is set forth below:

	Amount	Percentage
Gross offering proceeds	$50,000,010	100.00%
Less offering expenses:
Underwriting discounts	3,500,001	7.00
SEC registration fee	6,590	0.01
FINRA filing fees	9,125	0.01
NASDAQ initial listing fee	125,000	0.25
Printing and engraving expenses(1)	150,000	0.30
Legal fees and expenses(1)	700,000	1.40
Accounting fees and expenses(1)	150,000	0.30
Transfer agent and registrar fees(1)	25,000	0.05
Miscellaneous offering expenses(1)	84,285	0.17
Estimated net proceeds to us to be used to acquire properties and for general corporate and working capital purposes(2)	$45,250,009	90.51%

(1)	Estimated.
(2)	Estimated allocation of estimated net proceeds:

Acquisition of farms	$40,680,008	89.9%
Acquisition of farming-related property (1)	2,260,000	5.0%
Payments to Adviser	994,400	2.2%
General corporate and working capital(2)	1,315,601	2.9%

Total Estimated Net Proceeds	$45,250,009	100%

(1)	Includes coolers, processing plants, packing buildings and distribution centers.
(2)	Includes payments to our Administrator pursuant to our Amended Administration Agreement.

DISTRIBUTION POLICY

We intend to cause our operating partnership to make regular monthly distributions to holders of operating partnership units, which will initially be only us, and we intend to use our share of cash distributions received from our operating partnership to make regular monthly distributions to the holders of our common stock. We have not yet determined an initial distribution rate.

We have not yet determined whether we will elect to be treated as a REIT for tax purposes beginning with our taxable year ending December 31, 2013 or our taxable year ending December 31, 2014. Prior to the end of the taxable year for which we first elect to be taxed as a REIT, we will be required to distribute any remaining undistributed non-REIT earnings and profits accumulated in prior years. We will seek to set distributions at a level that will allow us to distribute these accumulated non-REIT earnings and profits prior to December 31 of the year for which we initially elect REIT status. However, in addition to our current accumulated non-REIT earnings and profits, we expect to recognize an additional $4.0 million of non-REIT earnings and profits associated with a deferred intercompany gain resulting from land transfers, described elsewhere in this prospectus, immediately prior to our REIT election. We also expect to have additional non-REIT earnings and profits from our operations during the remainder of 2012 and, unless we elect to be treated as a REIT in 2013, during 2013, which earnings and profits must also be distributed prior to the completion of the first taxable year for which we elect REIT status. As a result, it is possible that our monthly distributions will not be sufficient to eliminate our non-REIT earnings and profits by December 31, 2013, in which case we would likely not elect to be taxed as a REIT until our taxable year ending December 31, 2014. In the event that our monthly distributions are insufficient to result in the distribution of our accumulated earnings and profits prior to the end of 2014, we would make a special distribution of such undistributed non-REIT earnings and profits prior to the end of that year.

Distributions to our stockholders will generally be subject to taxation as ordinary income, although we may designate a portion of such distributions as capital gain and a portion may constitute a tax-free return of capital. We anticipate that, at least initially, our distributions will not exceed our then current and accumulated earnings and profits. However, it is possible that, in the future, our distributions may exceed our then current and accumulated earnings and profits, which would result in a portion of our future distributions constituting a return of capital for federal income tax purposes. Since most of the land we expect to own will be farmland, we do not anticipate that there will be any significant depreciation in the calculation of our taxable income and, therefore, we believe that our taxable income is likely to approximate our funds from operations, or FFO. As a result, we do not believe that it is likely that a material amount of our distributions to stockholders will constitute a return of capital. However, the percentage of our stockholder distributions that exceeds our current and accumulated earnings and profits, if any, may vary substantially from year to year. We will furnish to our stockholders annually a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, capital gains or return of capital. For a discussion of the tax treatment of distributions to holders of our common stock, see “Federal Income Tax Consequences of Our Status as a REIT.”

Distributions made by us will be authorized by our Board of Directors out of funds legally available and, therefore, will be dependent upon a number of factors, including restrictions under applicable law. The actual amount, timing and frequency of our distributions will be at the discretion of, and authorized by, our Board of Directors and will depend on our actual results of operations and a number of other factors, including:

•	the timing of our investment of the net proceeds of this offering;

•	the rent received from our lessees;

•	our debt service requirements;

•	capital expenditure requirements for our properties;

•	unforeseen expenditures at our properties;

•	our ability to renew existing leases and new properties at anticipated rates;

•	our taxable income and the taxable income, if any, of our TRS;

•	the annual distribution requirement under the REIT provisions of the Code for taxable years for which we elect to be taxed as a REIT;

•	our operating expenses;

•	the percentage of all operating partnership units outstanding that we hold;

•	relevant provisions of Maryland General Corporation Law, or MGCL; and

•	other factors that our Board of Directors may deem relevant.

We may retain earnings, if any, of our TRS, and such amount of cash would not be available to satisfy the 90% distribution requirement. If our cash available for distribution to our stockholders is less than 90% of our REIT taxable income, we could be required to sell assets or borrow funds to make distributions. Dividend distributions to our stockholders will generally be taxable to our stockholders as ordinary income to the extent of our current or accumulated earnings and profits.

We have adopted a dividend reinvestment plan that allows holders of our common stock to have their distributions reinvested automatically in additional shares of our common stock. For more information, see “Dividend Reinvestment Plan.”

Dividends

We have not historically declared regular dividends on our common stock, although from time to time we have declared and paid dividends to our stockholder. Set forth below, by quarter, are the dividends per share for the years ended December 31, 2010 and 2011 and the six months ended June 30, 2012:

Quarter Ended	Dividends Per Share
March 31, 2010	$0.00
June 30, 2010	$0.00
September 30, 2010	$0.00
December 31, 2010	$0.00
March 31, 2011	$0.00
June 30, 2011	$0.37
September 30, 2011	$0.00
December 31, 2011	$0.00
March 31, 2012	$0.00
June 30, 2012	$0.00

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2012 on:

•	an actual basis; and

•

on an adjusted basis to give effect to the sale by us of shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, and our receipt of the estimated net proceeds from that sale after deducting the estimated underwriting discounts and estimated offering expenses payable by us, assuming no exercise of the underwriters’ over-allotment option.

This table should be read in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Description of Our Capital Stock,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the notes thereto included elsewhere in this prospectus.

	As of June 30, 2012
	Actual	As Adjusted
Cash and cash equivalents	$1,490,542	$46,740,551
Mortgage notes payable	23,210,880	23,210,880
Borrowings under line of credit	100,000	100,000
Stockholder's Equity:
Common stock, $0.001 par value per share, 20,000,000 shares authorized, and 2,750,000 shares issued and outstanding, actual; 20,000,000 shares authorized, and 6,083,334 shares issued and outstanding, as adjusted	2,750	6,083
Additional paid-in capital	—	45,246,676
Retained earnings	7,966,351	7,966,351

Total stockholder's equity	7,969,101	53,219,110

Total capitalization	$31,279,981	$76,529,990

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of the shares of common stock sold in the offering exceeds the net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

Our net tangible book value as of June 30, 2012 was $7.3 million, or $2.67 per share. After giving effect to the receipt of approximately $45.3 million of estimated net proceeds from our sale of shares of common stock in this offering at an assumed offering price of $15.00 per share, our net tangible book value as of June 30, 2012 would have been $52.6 million, or $8.65 per share. This represents an immediate increase in net tangible book value of $5.98 per share to our existing stockholder and an immediate dilution of $6.35 per share to new investors purchasing shares of common stock in the offering. The following table illustrates this substantial and immediate per share dilution to new investors.

Assumed initial public offering price per share		$15.00
Net tangible book value per share at June 30, 2012	$2.67
Pro forma increase per share attributable to new investors	5.98

Pro forma net tangible book value per share after giving effect to this offering		8.65

Dilution in net tangible book value per share to new investors		$6.35

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) our pro forma net tangible book value by $3.1 million, the pro forma net tangible book value per share by $0.51 per share and the dilution per share to new investors in this offering by $0.49, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

If the underwriters exercise their option to purchase additional shares in full, the pro forma net tangible book value per share after the offering would be $9.05 per share, the increase in the pro forma net tangible book value per share to the existing stockholder would be $6.38 per share and the dilution to new investors purchasing common stock in this offering would be $5.95 per share.

The following table summarizes, as of June 30, 2012:

•	the total number of shares of common stock purchased from us by our existing stockholder and by new investors purchasing shares in this offering;

•

the total consideration paid to us by our existing stockholder and by new investors purchasing shares in this offering, assuming an initial public offering of $15.00 per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with this offering; and

•	the average price per share paid by our existing stockholder and by new investors purchasing shares in this offering.

	Shares Purchased		Total Consideration		Average Price per Share
	Number	Percent	Amount	Percent
Existing stockholder	2,750,000	45.2%	$100	0%	$0.00
New investors	3,333,334	54.8	50,000,010	100	$15.00

Total	6,083,334	100%	$50,000,110	100%

A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share would increase (decrease) total consideration paid by new investors by $3.3 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and without deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the related notes included in this prospectus. The selected financial data in this section is not intended to replace our financial statements and the accompanying notes.

The selected consolidated financial data as of and for the years ended December 31, 2011 and 2010 are derived from our audited consolidated financial statements included in this prospectus. We have derived the selected statement of operations data for the six months ended June 30, 2012 and 2011 and the selected balance sheet data as of June 30, 2012 from our unaudited financial statements that are included in this prospectus.

The unaudited financial data include, in the opinion of our management, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results of operations are not necessarily indicative of results of operations that should be expected in any future periods and our results for any interim period are not necessarily indicative of the results that may be expected for a full fiscal year. The unaudited pro forma selected financial data below reflects a full year of operations for our 2011 acquisitions, as if the acquisitions occurred on January 1, 2011.

Our unaudited pro forma selected financial data is presented for informational purposes only and should be read in conjunction with our unaudited pro forma consolidated statements of operations, our historical financial statements and related notes thereto and the statements of revenues and certain expenses specified by Rule 3-14 of Regulation S-X included elsewhere in this prospectus. Our unaudited pro forma selected financial data is based on available information and assumptions that we consider reasonable. Our unaudited pro forma selected financial data does not purport to (1) represent our operating results that would have actually occurred had the acquisition of the properties occurred on January 1, 2011, or (2) project our results of operations as of any future date or for any future period.

	As of and For the Six Months Ended June 30,		As of and For the Years Ended December 31,
	2012	2011	2011	2010
	(Unaudited)	(Unaudited)
Operating Data:
Total operating revenue	$1,635,998	$1,429,929	$2,967,623	$2,418,111
Total operating expenses	(573,751)	(565,743)	(1,709,545)	(853,530)
Other expense	(468,156)	(841,083)	(1,057,098)	(687,454)

Net income before income taxes	594,091	23,103	200,980	877,127
Provision for income taxes	(264,042)	(10,581)	(92,061)	(316,604)

Net income	$330,049	$12,522	$108,919	$560,523

Share and Per Share Data:
Earnings per weighted average common share:
Basic and diluted	$0.12	$0.00	$0.04	$0.20

Weighted average shares of common stock outstanding:
Basic and diluted	2,750,000	2,750,000	2,750,000	2,750,000

	As of and For the Six Months Ended June 30,		As of and For the Years Ended December 31,
	2012	2011	2011	2010
	(Unaudited)	(Unaudited)
Supplemental Data:
Net income	$330,049	$12,522	$108,919	$560,523
Real estate depreciation and amortization	187,171	249,237	506,043	317,244

Funds from operations(1)	517,220	261,759	614,962	877,767

Balance Sheet Data:
Real estate, gross	$32,669,745		$32,669,745	$19,551,350
Total assets	32,540,456		33,041,417	29,034,484
Mortgage notes payable and borrowings under line of credit	23,310,880		24,133,000	19,755,621
Total stockholders’ equity	7,969,101		7,639,052	8,547,633

(1)	Funds From Operations, or FFO, is a term approved by the National Association of Real Estate Investment Trusts, or NAREIT.

FFO was developed by the NAREIT as a relative non-GAAP supplemental measure of operating performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO, as defined by NAREIT, is net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property and impairment losses on property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash flows from operating activities in accordance with GAAP and should not be considered an alternative to either net income as an indication of our performance or cash flow from operations as a measure of liquidity or ability to make distributions. Comparison of FFO to similarly titled measures for other REITs may not necessarily be meaningful due to possible differences in the application of the NAREIT definition used by such REITs.

Basic funds from operations per share, or Basic FFO per share, and diluted funds from operations per share, or Diluted FFO per share, are equal to FFO divided by our weighted average common shares outstanding and FFO divided by weighted average common shares outstanding on a diluted basis, respectively, during a period. We believe that FFO, Basic FFO per share and Diluted FFO per share are useful to investors because they provide investors with a further context for evaluating our FFO results in the same manner that investors use net income and earnings per share, or EPS, in evaluating operating results. In addition, since most REITs provide FFO, Basic FFO and Diluted FFO per share information to the investment community, we believe these are useful supplemental measures for comparing us to other REITs. We believe that net income is the most directly comparable GAAP measure to FFO, basic EPS is the most directly comparable GAAP measure to Basic FFO per share, and diluted EPS is the most directly comparable GAAP measure to Diluted FFO per share.

The following table provides a reconciliation of our FFO to the most directly comparable GAAP measure, net income, and a computation of Basic FFO and Diluted FFO per weighted average common share and basic and diluted net income per weighted average common share:

	For the Six Months Ended June 30,		For the years ended December 31,
	2012	2011	2011	2010
	(Unaudited)	(Unaudited)
Net income	$330,049	$12,522	$108,919	$560,523
Add: Real estate depreciation and amortization	187,171	249,237	506,043	317,244

FFO available to common stockholders	517,220	261,759	614,962	877,767

Weighted average shares outstanding —basic & diliuted	2,750,000	2,750,000	2,750,000	2,750,000
Basic & Diluted net income per weighted average common share	$0.12	$0.00	$0.04	$0.20

Basic & Diluted FFO per weighted average common share	0.19	0.10	0.22	0.32

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward looking statements as a result of certain factors, including those set forth under the heading “Risk Factors” and elsewhere in this prospectus. The following discussions should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

Overview

We are an externally-managed corporation that currently owns eight farms, leased to five separate tenants, in California and Florida that we lease to corporate and independent farmers. We intend to acquire more farmland that is leased to farmers. We expect that most of our future tenants will be medium-sized independent farming operations or large corporate farming operations that are unrelated to us. We may also acquire property related to farming, such as storage facilities utilized for cooling crops, known as coolers, as well as processing plants, packing buildings and distribution centers. As part of our existing farming properties, we currently own one cooler building and a facility utilized for storage and packing, known as a box barn. We intend to lease our properties under triple net leases, an arrangement under which the tenant maintains the property while paying us rent plus taxes, maintenance and insurance. We may also elect to sell farmland at such times as the land could be developed by others for urban or suburban uses.

We were incorporated in 1997 primarily for the purpose of operating strawberry farms through our subsidiary Coastal Berry Company, LLC, or Coastal Berry, a company that provided growing, packaging, marketing and distribution of fresh berries and other agricultural products. We operated Coastal Berry as our primary business until 2004 when it was sold to Dole Food Company, or Dole.

Since 2004, our operations have consisted solely of leasing our farms, of which five are located in or near Watsonville, California, one is near Oxnard, California, and two are near Plant City, Florida. We also lease a small parcel on our Oxnard farm to an oil company. We do not currently intend to enter the business of growing, packing or marketing farmed products. However, if we do so in the future we expect that it would be through a taxable REIT subsidiary.

During the year ended December 31, 2011, we acquired the following five properties:

•

West Beach Farms: On January 3, 2011, we acquired three farms on 198 acres of row crop farmland in Watsonville, California, for an aggregate purchase price of approximately $8.5 million. We funded this acquisition through a combination of borrowings from our existing line of credit and the issuance of $5.5 million in mortgage debt. At closing, we were assigned the existing triple-net lease, which was extended through October 31, 2013 and provides for annual rents of approximately $424,000.

•

Dalton Lane Farm: On July 5, 2011, we acquired one farm on 72 acres of row crop farmland in Watsonville, California, for a purchase price of approximately $2.8 million. We funded this acquisition with a $2.8 million mortgage loan from MetLife. At closing, we were assigned the existing triple-net lease, which originally expired in October 2012, but has been extended through November 1, 2015. The rent was increased on the extended period by approximately 14%. The current lease provides for prescribed rent escalations over the life of the lease, with annualized, straight-line rents of approximately $152,000.

•

Keysville Road Farms: On October 26, 2011, we acquired two farms on 59 acres of row crop farmland in Plant City, Florida, for an aggregate purchase price of approximately $1.2 million. We funded this acquisition through borrowings from our existing line of credit. At closing, we were assigned the existing triple-net lease, which expires on July 1, 2016. The tenant has one option to extend the lease for an additional five years. The lease provides for prescribed rent escalations over the life of the lease, with annualized, straight-line rents of approximately $68,000.

We intend to use the net proceeds from this offering to purchase more farmland. We intend to lease our farm properties to corporate farmers or independent farmers that sell through corporate marketers-distributors with a national footprint. We currently have no plans to make mortgage loans on farms, but we may use a small portion of the net proceeds of this offering to make mortgage loans on farms and farm-related properties. We expect to earn rental and interest income from our investments.

We will conduct substantially all of our investment activities through, and all of our properties will be held directly or indirectly by, our Operating Partnership. We will control our Operating Partnership as its sole general partner and we will also initially own all limited partnership units, or Units, of our Operating Partnership. We expect our Operating Partnership to issue Units from time to time, following the completion of this offering, in exchange for agricultural real property. By structuring our acquisitions in this manner, the sellers of the real estate will generally be able to defer the realization of gains until they redeem the Units or sell the Units for cash. Farmers who hold Units in our Operating Partnership will be entitled to redeem these units for cash or, at our election, shares of our common stock on a one-for-one basis at any time after the first anniversary of the completion of this offering.

Whenever we issue common stock for cash, we will be obligated to contribute any net proceeds we receive from the sale of the stock to our Operating Partnership and our Operating Partnership will, in turn, be obligated to issue an equivalent number of Units to us. Our Operating Partnership will distribute the income it generates from its operations to us and its limited partners on a pro rata basis. At present we do not have any limited partners of our Operating Partnership. We will, in turn, distribute the amounts we receive from our Operating Partnership to our stockholders in the form of monthly cash distributions. We intend to qualify as a REIT for federal tax purposes beginning with our taxable year ending December 31, 2013 or December 31, 2014, whereby we would not be required to pay federal and state income taxes on the distributions we make to our stockholders other than any distribution made to eliminate our earnings and profits for periods prior to our REIT election. Any taxable REIT subsidiary through which we may operate will be required to pay federal and state income taxes on its taxable income. We will also be subject to regular corporate income tax on our taxable income for the year ending December 31, 2012 and potentially for the year ending December 31, 2013.

Leases

We anticipate that most of our agricultural leases will have initial terms of two to five years and will be payable annually at a fixed rate, with one-half due at the beginning of the year and the other half due later in the year. Leases will require the tenant to pay taxes, insurance, water costs and other operating costs. Some leases may have longer terms, such as for five or ten years, but would contain provisions, often referred to as escalation clauses, that provide for annual increases in the amounts payable by the tenants. The escalation clause may be a fixed amount each year or be variable based on standard cost of living figures. In addition, some long-term leases may require a regular survey of comparable land rents, with an adjustment to reflect the current rents. We do not expect to enter into leases that include variable rent based on the success of the harvest each year.

We monitor our tenants’ credit quality on an ongoing basis by conducting site visits of the properties to ensure farming operations are taking place and to assess the general maintenance of the properties. To date, no changes to credit quality of our tenants have been identified and all tenants continue to pay as agreed.

Lease Expirations

The leases for our West Beach Farm and our West Gonzales Farm, which collectively constitute approximately 80% of our annual base rent, expire in 2013. The current rental rate on our West Beach Farm was negotiated in 2012, while the current rental rate on our West Gonzales Farm was negotiated in 2011. Because we have recently negotiated the rental rates on both farms, we anticipate being able to renew both of these leases prior to their expiration in 2013 at the same, if not better, rental rates. In addition, we believe that average rental rates for other farms in the regions where our current properties are located have not declined since we entered into our leases for those properties.

Mortgages

We may use up to 5% of the net proceeds of this offering to make loans to farmers for the purchase of farmland and other properties related to farming. These loans would be secured by mortgages on the property. In the event that we make any such loans, we expect that the typical mortgage would carry a fixed interest rate, over a term of three to five years, and will require interest-only payments and no amortization of the principal until maturity. The mortgage will be set up to have the senior claim on the property but will not require the owner to guarantee the mortgage personally. If we make mortgage loans, we intend to provide borrowers with a conditional put option giving them the right to sell the property to us at a predetermined fair market value, and we also may have a call option to buy the property from the borrower.

Advisory and Administration Agreements

Since 2004, we have been externally managed pursuant to a contractual investment advisory arrangement with our Adviser, which we refer to in this prospectus as the Advisory Agreement, under which our Adviser has directly employed all of our personnel and paid its payroll, benefits, and general expenses directly. Prior to January 1, 2010, the Advisory Agreement also covered the administrative services we received from our Administrator, which until January 1, 2010, was a wholly owned subsidiary of our Adviser. Since January 1, 2010, we have received administrative services pursuant to a separate administration agreement with our Administrator, which we refer to in this prospectus as our Administration Agreement. Upon completion of this offering, we will enter into amended and restated versions of the Advisory Agreement with our Adviser and the Administration Agreement with our Administrator.

Current Advisory Agreement and Administration Agreement

Under the terms of the existing Advisory Agreement, we are responsible for all expenses incurred for our direct benefit. Examples of these expenses include legal, accounting, interest on short-term debt and mortgages, tax preparation, directors and officers insurance, stock transfer services, shareholder-related fees, consulting and related fees. In the event any of these expenses are incurred on our behalf by our Adviser, we are required to reimburse our Adviser on a dollar-for-dollar basis for all such amounts. During the years ended December 31, 2011 and 2010, we incurred total expenses of $241,066 and $143,315, respectively. All of these charges were incurred directly by us rather than by our Adviser for our benefit. Accordingly, we did not make any reimbursements to our Adviser for these amounts, and we presently do not expect that our Adviser will incur any such amounts on our behalf in the future.

In addition, we are also responsible for all fees charged by third parties that are directly related to our business, which may include real estate brokerage fees, mortgage placement fees, lease-up fees and transaction structuring fees, although we may be able to pass some or all of these fees on to our tenants and borrowers. In the event that any of these expenses are incurred on our behalf by our Adviser, we are required to reimburse our Adviser on a dollar-for-dollar basis for all such amounts. During the years ended December 31, 2011 and 2010, we did not incur any such fees. Accordingly, we did not make any reimbursements to our Adviser for these amounts. The actual amount of these fees that we incur in the future will depend largely upon the aggregate costs of the properties we acquire, the aggregate amount of mortgage loans we make, and the extent to which we are able to shift the burden of such fees to our tenants and borrowers. Accordingly, the amount of these fees that we will pay in the future is not determinable at this time. We do not presently expect that our Adviser will incur any of these fees on our behalf.

Under our existing Advisory Agreement, we are required to reimburse our Adviser for our pro rata share of our Adviser’s payroll and benefits expenses on an employee-by-employee basis, based on the percentage of each employee’s time devoted to our matters. Until January 1, 2010, this obligation also extended to administrative services provided to us by our Administrator, which until January 1, 2010 was a wholly owned subsidiary of our Adviser. During the years ended December 31, 2011 and 2010, these expenses were $198,053 and $118,649, respectively.

Under our existing Advisory Agreement, we are also required to reimburse our Adviser for our pro rata portion of all other expenses of our Adviser not reimbursed under the arrangements described above, which we refer to as overhead expenses, equal to the total overhead expenses of our Adviser multiplied by the ratio of hours worked by our Adviser’s (and until January 1, 2010, our Administrator’s) employees on our projects to the total hours worked by our Adviser’s (and until January 1, 2010, our Administrator’s) employees. However, we are only required to reimburse our Adviser for our portion of its overhead expenses if the amount of payroll and benefits we reimburse to our Adviser is less than 2.0% of our average invested assets for the year. Additionally, we are only required to reimburse our Adviser for overhead expenses up to the point that reimbursed overhead expenses and payroll and benefits expenses, on a combined basis, equal 2.0% of our average invested assets for the year. Our Adviser bills us on a monthly basis for these amounts. Our Adviser is required to reimburse us annually for the amount by which amounts billed to and paid by us exceed this 2.0% limit during a given year. To date, these amounts have never exceeded the 2.0% limit, and therefore we have never received any such reimbursement. During the years ended December 31, 2011 and 2010, we reimbursed to our Adviser $43,013 and $24,666, respectively, of overhead expenses.

Since January 1, 2010, we have been required to reimburse our Administrator for our pro rata portion of its payroll and benefits expenses on an employee-by-employee basis, based on the percentage of each employee’s time devoted to our matters. During the years ended December 31, 2011 and 2010, this expense was $51,323 and $57,329, respectively. We are also required to reimburse our Administrator for our pro rata portion of its overhead expenses, equal to the total overhead expenses of our Administrator, multiplied by the ratio of hours worked by our Administrator’s employees on our projects to the total hours worked by our Administrator’s employees. During the years ended December 31, 2011 and 2010, this expense was $17,113 and $16,309, respectively.

Amended and Restated Advisory and Administration Agreements

As with the existing Advisory Agreement, under the terms of the amended and restated Advisory Agreement to be in effect upon the completion of this offering, which we refer to in this prospectus as the Amended Advisory Agreement, we will be responsible for all expenses incurred for our direct benefit and all fees charged by third parties that are directly related to our business. Although we expect to incur these expenses directly, in the event that any of these expenses are incurred on our behalf by our Adviser, we will be required to reimburse our Adviser on a dollar-for-dollar basis for all such amounts.

Under the Amended Advisory Agreement, we will pay an annual base management fee during 2012 and 2013 equal to 1.0% of our total stockholders’ equity, less the recorded value of any preferred stock we may issue and , for 2012 and 2013 only any uninvested cash proceeds of this offering, which we refer to as our adjusted stockholders’ equity, and an additional incentive fee based on funds from operations before giving effect to any incentive fee, which we refer to as our pre-incentive fee FFO. Beginning in 2014, we expect to pay an annual base management fee equal to 2.0% of our adjusted total stockholders’ equity, which will no longer exclude any uninvested cash proceeds of this offering, and an additional incentive fee based on our pre-incentive fee FFO.

For purposes of calculating the incentive fee, our pre-incentive fee FFO will include any realized capital gains or losses, less any dividends paid on our preferred stock, but pre-incentive fee FFO will not include any unrealized capital gains or losses. The incentive fee will reward our Adviser if our pre-incentive fee FFO for a particular calendar quarter exceeds a hurdle rate of 1.75%, or 7% annualized, of our adjusted stockholders’ equity at the end of the quarter. Our Adviser will receive 100% of the amount of the pre-incentive fee FFO for the quarter that exceeds the hurdle rate but is less than 2.1875% of our adjusted stockholders’ equity at the end of the quarter. Our Adviser will also receive an incentive fee of 20% of the amount of our pre-incentive fee FFO that exceeds 2.1875% for the quarter.

Under the terms of the amended and restated Administration Agreement to be in effect upon the completion of this offering, which we refer to in this prospectus as the Amended Administration Agreement, we will pay separately for our allocable portion of the Administrator’s overhead expenses in performing its obligations, including rent and our allocable portion of the salaries and benefits expenses of our chief financial officer and treasurer, chief compliance officer, internal counsel, investor relations officer and their respective staffs. Our allocable portion of these expenses is derived by multiplying the Administrator’s total allocable expenses by the percentage of our total assets at the beginning of each quarter in comparison to the total assets of all companies for whom our Administrator provides services.

Critical Accounting Policies

The preparation of our financial statements in accordance with generally accepted accounting principles in the United States of America, or GAAP, requires management to make judgments that are subjective in nature in order to make certain estimates and assumptions. Management relies on its experience, collects historical data and current market data, and analyzes this information in order to arrive at what it believes to be reasonable estimates. Under different conditions or assumptions, materially different amounts could be reported related to the accounting policies described below. In addition, application of these accounting policies involves the exercise of judgment on the use of assumptions as to future uncertainties and, as a result, actual results could materially differ from these estimates. A summary of all of our significant accounting policies is provided in Note 1 to our consolidated financial statements included elsewhere in this prospectus. Below is a summary of accounting polices involving estimates and assumptions that require complex, subjective or significant judgments in their application and that materially affect our results of operations.

Emerging Growth Company

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. In particular, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, meaning that the company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of this extended transition period and, as a result, we will comply with new or revised accounting standards on the dates on which adoption of such standards is required for private companies for as long as we maintain our emerging company status and do not revoke this election. Accordingly, the accounting standards that we apply while we remain an emerging growth company may differ materially from the accounting standards applied by other similar public companies, including emerging growth companies that have elected to opt out of this extended transition period. This election could have a material impact on our financial statements and the comparability of our financial statements to the financial statements of similar public companies.

Asset Impairment Evaluation

We will periodically review the carrying value of each property to determine if circumstances that indicate impairment in the carrying value of an investment exist or that depreciation periods should be modified. In determining if impairment exists, management will consider such factors as our tenants’ payment history, the financial condition of our tenants, including calculating the current leverage ratios of tenants, the likelihood of lease renewal, business conditions in the industry in which our tenants operate and whether the carrying value of our real estate has decreased. If any of the factors above support the possibility of impairment, we will prepare a projection of the undiscounted future cash flows, without interest charges, of the specific property and determine if the investment in such property is recoverable. In preparing the projection of undiscounted future cash flows, we will estimate the hold periods of the properties and cap rates using information we obtain from market comparability studies and other comparable sources. If impairment is indicated, the carrying value of the property will be written down to its estimated fair value. Any material changes to the estimates and assumptions used in this analysis could have a significant impact on our results of operations, as the changes would impact our determination of whether impairment is deemed to have occurred and the amount of impairment loss we would recognize.

Investments in Real Estate

We will record investments in real estate at cost and we will capitalize improvements and replacements when they extend the useful life or improve the efficiency of the asset. In a triple net lease, the tenant generally provides repairs and maintenance. However, to the extent that we undertake repairs or maintenance, we will expense these costs of repairs and maintenance as incurred. We will compute depreciation using the straight-line method over 39 years or the estimated useful life, whichever is shorter, for buildings and improvements and 5 to 10 years for equipment. The estimated useful life of our buildings and improvements is 20 years. Real estate depreciation expense on these assets was $332,041 and $317,244 for the years ended December 31, 2011 and 2010, respectively.

We will be required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to record on an annual basis with respect to our investments in real estate. These assessments will have a direct impact on our net income because, if we were to shorten the expected useful lives of our investments in real estate, we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

Purchase Price Allocation

Certain of our acquisitions will be considered business combinations under the applicable accounting guidance. We will record above-market and below-market in-place lease values for owned properties based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. We will amortize the capitalized above-market lease values as a reduction of rental income over the remaining non-cancelable terms of the respective leases. We will amortize the capitalized below-market lease values (presented in the accompanying balance sheet as value of assumed lease obligations) as an increase to rental income over the initial term and any fixed-rate renewal periods in the respective leases. Since our mortgage strategy will to a large degree involve sale-leaseback transactions with newly originated leases at market rates, we do not expect that the above-market and below-market in-place lease values will be significant for many of the transactions we will ultimately enter into. Total amortization related to below-market lease values was $3,541 and $0 for the years ended December 31, 2011 and 2010, respectively.

We will measure the aggregate value of other intangible assets acquired based on the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Management’s estimates of value are expected to be made using methods similar to those used by independent appraisers, such as discounted cash flow analysis. Factors to be considered by management in its analysis will include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions, and costs to execute similar leases. We will also consider information obtained about each property as a result of our pre-acquisition due diligence, marketing and leasing activities in estimating the fair value of the tangible and intangible assets acquired. In estimating carrying costs, management will also include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up periods, which we expect to primarily range from six to eighteen months, depending on specific local market conditions.

Management will also estimate costs to execute similar leases including leasing commissions, legal and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction.

The total amount of other intangible assets acquired will be further allocated to in-place lease values and customer relationship intangible values based on management’s evaluation of the specific characteristics of each tenant’s lease and our overall relationship with that respective tenant. Characteristics to be considered by management in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals, including those existing under the terms of the lease agreement, among other factors.

We will amortize the value of in-place leases to expense over the initial term of the respective leases, which we primarily expect to range from one to two years. The value of customer relationship intangibles will be amortized to expense over the initial term and any renewal periods in the respective leases, but in no event will the amortization period for intangible assets exceed the remaining depreciable life of the asset. Should a tenant terminate its lease, the unamortized portion of the in-place lease value and customer relationship intangibles would be charged to expense. Total amortization expense related to these intangible assets was $174,002 and $0 for the years ended December 31, 2011 and 2010, respectively.

Income Taxes

Our financial results generally will not reflect provisions for current or deferred income taxes for taxable years beginning with the year for which we first elect to qualify as a REIT, which is currently contemplated to be our taxable year ending December 31, 2013 or December 31, 2014. Management believes that we will operate in a manner that will allow us to be taxed as a REIT and, as a result, we do not expect to pay substantial corporate-level income taxes for taxable years after our REIT election. Many of the requirements for REIT qualification, however, are highly technical and complex. If we were to fail to meet these requirements, we would be subject to federal income tax, which could have a material adverse impact on our results of operations and amounts available for distributions to our stockholders. Our taxable REIT subsidiary will pay taxes on its income, if any.

In connection with intercompany transfers of the San Andreas Farm and West Gonzales Farm in 2002 and of the San Andreas Farm again in 2004, we created taxable gains for both federal and state purposes. These taxable gains are generally based on the excess of the fair market value of the property over the tax basis of the property. These intercompany taxable gains are indefinitely deferred until a triggering event occurs, generally when the transferee or the transferor leave the consolidated group as defined by the relevant tax law or the property is sold to a third party. While there are taxable gains to the transferring entity, the receiving entity’s tax basis is the fair market value at the date of transfer. Thus a deferred tax liability is created related to the taxable gain to the transferring entity but an offsetting deferred tax asset is created representing the basis difference created by the new tax basis of the receiving entity. As a result, the deferred tax assets and liabilities offset one another and there is no net impact to us. In accordance with ASC 740 and ASC 810, no tax impact is recognized in the consolidated financial statements as a result of intra-entity transfers of assets.

As a result of the transfers above, the related deferred tax assets and liabilities total approximately $2.2 million as of December 31, 2011. With respect to the federal amount of $2.1 million, this amount will become payable when we make a REIT election and as a REIT, we will no longer be able to obtain the benefit of the related deferred tax asset. As a result, we will reverse the deferred tax asset when we have completed all significant actions necessary to qualify as a REIT and are committed to a course of action for this to occur. The REIT election does not have the same impact on the state tax amount of approximately $100,000, and therefore these will continue to be deferred.

In connection with our acquisition of the San Andreas Farm in February 2004 from SC Land, we created a deferred intercompany stock account, or DISA, at the state income tax level that was based upon the fair market value of the property at the time of that transfer. The resulting tax liability to us was approximately $98,000. We determined that the state income taxes of $98,000 related to the DISA became payable in 2009, and we are paying that amount over a five-year period through 2014.

In addition, we acquired the West Gonzales Farm in May 2009 from SC Land. SC Land was formally liquidated in June 2010; however, we have concluded that SC Land was de facto liquidated in May 2009, since the business operations of SC Land were effectively terminated as of that date. As a result, we will not be subject to a similar tax on the transfer of the West Gonzales Farm in 2009, as resulted from the 2002 and 2004 transfers discussed in the paragraphs above.

In addition, under California state law, we and our Adviser are presumed to be unitary entities and therefore required to report our income on a combined basis, as David Gladstone is the sole stockholder of both entities. The combined reporting application resulted in refunds related to previous income tax years. The combined refunds from 2006 through 2009 were approximately $166,000, and we have received these refunds.

Results of Operations

Comparison of Six Months Ended June 30, 2011 and 2012

A comparison of our operating results for the six months ended June 30, 2012 and 2011 is below:

	For the Six Months Ended June 30,
	2012	2011	$ Change	% Change
Operating revenues:
Rental income	$1,635,998	$1,429,929	$206,069	14.4%

Total operating revenues	1,635,998	1,429,929	206,069	14.4%

Operating expenses:
Depreciation and amortization	187,171	249,237	(62,066)	-24.9%
Management advisory fee	88,175	79,084	9,091	11.5%
Administration fee	59,046	34,937	24,109	69.0%
Professional fees	163,325	93,600	69,725	74.5%
Due diligence expense	16,209	53,783	(37,574)	-69.9%
Property operating expenses	22,288	16,249	6,039	37.2%
General and administrative	37,537	38,853	(1,316)	-3.4%

Total operating expenses	573,751	565,743	8,008	1.4%

Operating income	1,062,247	864,186	198,061	22.9%

Other income (expense)
Interest income	854	1,650	(796)	-48.2%
Other income	3,922	13,994	(10,072)	-72.0%
Interest expense	(472,932)	(382,274)	(90,658)	23.7%
Loss on early extinguishment of debt	—	(474,454)	474,454	-100.0%

Total other expense	(468,156)	(841,084)	372,928	-44.3%

Net income before income taxes	594,091	23,102	570,989	2471.6%

Provision for income taxes	264,042	10,581	253,461	2395.4%

Net income	$330,049	$12,521	$317,528	2535.9%

Operating Revenues

Rental income increased for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011. This was the result of our acquisition of six additional farm properties during 2011.

Operating Expenses

Depreciation and amortization expenses decreased for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011, as a result of a decrease in amortization of intangible assets from our property acquisitions during 2011. Intangible assets are amortized over the life of the lease, and thus there was higher amortization in 2011 because certain leases expired during 2011.

The management advisory fee increased for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011, primarily as a result of the increased number of hours our Adviser’s employees spent on our matters related to due diligence on potential new acquisitions and as a result of efforts expended in connection with the preparation and filing of a registration statement with the Securities and Exchange Commission, or SEC, for our proposed initial public offering. The management advisory fee consists of the reimbursement of expenses, including direct allocation of employee salaries and benefits, as well as general overhead expense, to our Adviser in accordance with the terms of the Advisory Agreement.

The administration fee increased for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011, primarily as a result of the increased number of hours our Administrator’s employees spent on our matters, which were higher in 2012 as a result of efforts expended in connection with the preparation and filing of the registration statement with the Securities and Exchange Commission, or SEC, for this offering. The administration fee consists of the reimbursement of expenses, including direct allocation of employee salaries and benefits, as well as general overhead expense, to our Administrator in accordance with the terms of the Administration Agreement.

Professional fees, consisting primarily of legal and accounting fees, increased for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011, primarily as a result of an increase in costs incurred for our financial statement audits because of the additional properties acquired during 2011.

Due diligence expense primarily consists of legal fees and fees incurred for third-party reports prepared in connection with potential acquisitions and our related due diligence analyses. Due diligence expense decreased for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011, as no properties have been acquired during 2012.

Property operating expenses consist of franchise taxes, management fees, insurance and overhead expenses paid for certain of our properties. Property operating expenses increased for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011, due to annual limited liability company, or LLC, fees paid to the state of California.

General and administrative expense remained relatively flat for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011.

Other Income and Expense

Interest income decreased during the six months ended June 30, 2012, as compared to the six months ended June 30, 2011. The decrease was primarily a result of the decrease in our average cash balances earning interest during 2012.

Interest expense increased for the six months ended June 30, 2012, as compared to the six months ended June 30, 2011. This was a result of the increase in the outstanding principal balance on our mortgage note, as we borrowed additional funds for the acquisition of some of our properties during the second half of 2011.

The loss on early extinguishment of debt during the six months ended June 30, 2011, was a result of an early repayment of our previous mortgage loan with RaboBank, Inc., or RaboBank. In connection with this prepayment, we incurred a prepayment penalty of $422,735. In addition, the unamortized deferred financing fees of $51,719 related to the RaboBank financing were expensed as part of the loss on early extinguishment of debt.

Comparison of Years Ended December 31, 2011 and 2010

A comparison of our operating results for the year ended December 31, 2011 and 2010 is below:

	For the Years Ended December 31,
	2011	2010	$ Change	% Change
Operating revenues:
Rental income	$2,967,623	$2,418,111	$549,512	22.7%

Total operating revenues	2,967,623	2,418,111	549,512	22.7%

Operating expenses:
Depreciation and amortization	506,043	317,244	188,799	59.5%
Management advisory fee	241,066	143,315	97,751	68.2%
Administration fee	68,437	73,638	(5,201)	-7.1%
Professional fees	612,596	262,082	350,514	133.7%
Due diligence expense	91,305	—	91,305	NM
Property operating expenses	61,584	7,516	54,068	719.4%
General and administrative	128,514	49,735	78,779	158.4%

Total operating expenses	1,709,545	853,530	856,015	100.3%

	1,258,078	1,564,581	(306,503)	-19.6%

Other income (expense)
Interest income	2,958	3,241	(283)	-8.7%
Other income	7,906	9,901	(1,995)	-20.1%
Interest expense	(805,508)	(700,596)	(104,912)	15.0%
Loss on early extinguishment of debt	(474,454)	—	(474,454)	NM
Gain on bargain purchase	212,000	—	212,000	NM

Total other expense	(1,057,098)	(687,454)	(369,644)	53.8%

Net income before income taxes	200,980	877,127	(676,147)	-77.1%

Provision for income taxes	92,061	316,604	(224,543)	-70.9%

Net income (loss)	$108,919	$560,523	$(451,604)	-80.6%

NM = Not Meaningful

Operating Revenues

Rental income increased for the year ended December 31, 2011, as compared to the year ended December 31, 2010. This was the result of our acquisition of six additional farm properties during 2011 coupled with an increase in rent on our San Andreas Farm effective as of January 1, 2011.

Operating Expenses

Depreciation and amortization expenses increased for the year ended December 31, 2011, as compared to the year ended December 31, 2010, also as a result of our property acquisitions during 2011.

The management advisory fee increased for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily as a result of the increased number of hours our Adviser’s employees spent on our matters related to the three acquisitions during 2011. The management advisory fee consists of the reimbursement of expenses, including direct allocation of employee salaries and benefits, as well as general overhead expense, to our Adviser in accordance with the terms of the Advisory Agreement.

The administration fee decreased for the year ended December 31, 2011, as compared to the year ended December 31, 2010, primarily as a result of the decreased number of hours our Administrator’s employees spent on our matters, which were higher in 2010 as a result of efforts expended in connection with the preparation and filing of a registration statement with the SEC for a proposed initial public offering, which registration statement was later withdrawn in 2012. The administration fee consists of the reimbursement of expenses, including direct allocation of employee salaries and benefits, as well as general overhead expense, to our Administrator in accordance with the terms of the Administration Agreement.

Professional fees, consisting primarily of legal and accounting fees, increased during the year ended December 31, 2011, as compared to the year ended December 31, 2010. During 2010, we incurred professional fees for the preparation of the registration statement that was later withdrawn for our previously proposed public offering. These professional fees were capitalized in 2010 and subsequently expensed in 2011.

Due diligence expense primarily consists of legal fees and fees incurred for third-party reports prepared in connection with potential acquisitions and our related due diligence analyses. Due diligence expense increased for the year ended December 31, 2011, as compared to the year ended December 31, 2010, as a result of costs incurred in connection with our property acquisitions during 2011.

Property operating expenses consist of franchise taxes, management fees, insurance and overhead expenses paid for certain of our properties. Property operating expenses increased during the year ended December 31, 2011, as compared to the year ended December 31, 2010, due to LLC fees paid to the state of California for previous years. The LLC fees paid for previous years were not material to the previous years’ financial statements.

General and administrative expense increased for the year ended December 31, 2011, as compared to the year ended December 31, 2010, due to an increase in industry association dues and subscriptions and costs incurred for the preparation of the registration statement filed with the SEC in 2010 and withdrawn in 2012, which costs were capitalized in 2010 and subsequently expensed in 2011.

Other Income and Expense

Interest income from temporary investments decreased during the year ended December 31, 2011, as compared to the year ended December 31, 2010. The decrease was primarily a result of the decrease in our average cash balances during the year ended December 31, 2011.

Interest expense increased for the year ended December 31, 2011, as compared to the year ended December 31, 2010. This was a result of the increase in the outstanding principal balance on our mortgage note, as we borrowed additional funds for the acquisition of some of our properties during 2011.

The loss on early extinguishment of debt during 2011 was a result of the early repayment of our previous mortgage loan with RaboBank, as described above.

The gain on bargain purchase was a result of our acquisition in Plant City, Florida during 2011. We acquired the property in a forced sale for a purchase price of $1.2 million, although its independently appraised value at that time was $1.4 million. As a result, we recorded a gain of approximately $212,000 in connection with this acquisition.

Financial Condition, Liquidity and Capital Resources

We intend to use the capital we acquire in this offering and the proceeds of any indebtedness that we may incur in the future, to purchase farms and farm-related properties as well as to potentially make mortgage loans.

We are actively seeking and evaluating acquisitions of additional farm properties that satisfy our investment criteria. All potential acquisitions will be subject to our due diligence investigation of such properties, and there can be no assurance that we will be successful in identifying or acquiring any properties in the future.

Our sources of funds will primarily be the net proceeds of this offering, operating cash flows and borrowings. Immediately after this offering (assuming no exercise of the underwriters’ over-allotment option), we expect to have cash resources in excess of $46.7 million, based on an assumed public offering price of $15.00 per share, and $23.3 million of indebtedness as of June 30, 2012. We believe that these cash resources will be sufficient to satisfy our cash requirements for the foreseeable future, and we do not anticipate a need to raise additional funds within the next twelve months.

Operating Activities

Net cash provided by operating activities during the six months ended June 30, 2012 and 2011 was approximately $0.4 million and $0.6 million, respectively. A majority of cash from operating activities is generated from the rental payments we receive from our tenants. We utilize this cash to fund our property-level operating expenses and use the excess cash primarily for debt and interest payments on our mortgage note payable, management fees to our Adviser and administrative fees to our Administrator, income taxes and other entity level expenses. The decrease in net cash provided by operating activities during the six months ended June 30, 2012 was primarily a result of an increase in operating expenses, partially offset by an increase in rental income which resulted in an increase in taxable income, and higher income taxes paid.

Net cash provided by operating activities during the years ended December 31, 2011 and 2010 was approximately $1.9 million and $0.7 million, respectively. A majority of cash from operating activities is generated from the rental payments we receive from our tenants. We utilize this cash to fund our property-level operating expenses and use the excess cash primarily for debt and interest payments on our mortgage note payable, management fees to our Adviser and administrative fees to our Administrator, income taxes and other entity level expenses. The increase in net cash provided by operating activities during the year ended December 31, 2011 was primarily a result of an increase in rent payments during 2011 resulting from the acquisition of six farms. During 2010, our cash flows from operating activities included approximately $0.5 million in professional fees in connection with a registration statement filed with the SEC for the proposed offering of our stock, with was withdrawn in early 2012. We did not incur significant cash expenses in connection with the registration statement during 2011.

Investing Activities

Net cash used in investing activities during the six months ended June 30, 2012 was approximately $0.1 million, which represented net deposits paid in connection with proposed future acquisitions of property. Net cash used in investing activities during the six months ended June 30, 2011 was approximately $0.1 million which consisted of the net funding of our acquisition in January 2011.

Net cash used in investing activities during the year ended December 31, 2011 was approximately $4.7 million, which primarily consisted of the acquisition of six farms during 2011. Net cash used in investing activities during the year ended December 31, 2010 was approximately $8.4 million and resulted from an increase in restricted cash that was ultimately used for an acquisition completed in January 2011.

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2012 was approximately $0.9 million, which primarily consisted of net repayments of $1.1 million on our lines of credit. We repaid in full the outstanding balance of $1.2 million under a line of credit with RaboBank and borrowed $0.1 million under a new line of credit with MetLife. Additionally, during the six months ended June 30, 2012, we had net borrowings of $0.3 million under a mortgage note payable. Net cash used in financing activities for the six months ended

June 30, 2011 was approximately $1.1 million, which primarily consisted of repayments of $3.0 million on our line of credit and a distribution of $1.0 million paid to our stockholder, partially offset by net borrowings of $2.9 million under a mortgage note payable. The dividends paid to our existing stockholder in 2011 were made from accumulated earnings and profits in anticipation of our future conversion to a REIT.

Net cash provided by financing activities for the year ended December 31, 2011 was approximately $2.9 million, which primarily consisted of net borrowings of $5.8 million under a mortgage note payable, partially offset by net repayments of $1.8 million on our line of credit and a distribution of $1.0 million paid to our stockholder. Net cash provided by financing activities for the year ended December 31, 2010 was approximately $7.9 million, which primarily consisted of borrowings under a mortgage note payable and our line of credit. The dividends paid to our existing stockholder in 2011 were made from accumulated earnings and profits in anticipation of our future conversion to a REIT.

Contractual Obligations

The following table presents a summary of our significant contractual obligations as of December 31, 2011:

	Payments Due by Period
Contractual Obligations	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 Years	Total
Debt Obligations(1)	$917,120	$1,725,653	$1,590,362	$19,899,865	$24,133,000
Interest on Debt Obligations(2)	854,653	1,570,658	1,431,456	5,193,451	9,050,218

Total	$1,771,773	$3,296,311	$3,021,818	$25,093,316	$33,183,218

(1)

Debt obligations represent borrowings under our mortgage note payable and line of credit that were outstanding as of December 31, 2011. The line of credit was originally scheduled to mature in December 2017, but was repaid in full in May 2012. The mortgage note payable matures in January 2026.

(2)

Interest on debt obligations includes estimated interest on our borrowings under our line of credit. The balance and interest rate on our line of credit are variable, thus the amount of interest calculated for purposes of this table was based upon the balance and interest rate as of December 31, 2011.

MetLife Mortgage Loan

On December 30, 2010, we entered into a loan agreement with Metropolitan Life Insurance Company, or MetLife, in an amount not to exceed $45.2 million, pursuant to a long-term note payable. The note initially accrues interest at a rate of 3.50% per year, and the interest rate will adjust every three years to then current market rates. The note is scheduled to mature on January 5, 2026, and we may not repay the note prior to maturity, except on one of the four interest rate adjustment dates. The loan originally provided for three disbursements, which were drawn in 2011, and was amended on December 15, 2011 to provide for three additional disbursements, one of which has been drawn to date. The first disbursement of $5.5 million was made on December 30, 2010 and was used to acquire the West Beach Farm, which was simultaneously pledged as collateral under the loan. The second disbursement of $14.6 million was made on February 4, 2011, the proceeds of which were used to repay in full the $11.2 million West Gonzales Note discussed below and to repay $3.0 million of the outstanding balance on our San Andreas Credit Facility discussed below. In connection with the second disbursement, we pledged the West Gonzales Farm as collateral under the loan. The third disbursement of $2.8 million was made on July 5, 2011 and was used to acquire the Dalton Lane Farm, which was simultaneously pledged as collateral under the loan. The fourth disbursement of $1.2 million was made on April 9, 2012 and was used to repay the outstanding balance under our San Andreas Credit Facility discussed below. We also repaid $0.9 million of the outstanding balance in January 2012. The last two disbursements may not exceed $22.0 million and must be used solely to fund acquisitions of new property. If we have not drawn such funds for the acquisition of new property by December 14, 2012, MetLife has the option to be relieved of its obligation to disburse the additional funds to us under this loan.

San Andreas Credit Facility

In November 2002, we entered into a $3.25 million revolving line of credit facility with Rabo Agrifinance, which was scheduled to mature on December 1, 2017, secured by a mortgage on our San Andreas Farm. In May 2012 we repaid the outstanding balance in full under the credit facility and obtained a new revolving line of credit facility with MetLife. This new $4.785 million revolving line of credit facility matures on April 5, 2017. Our obligations under the new line of credit are secured by a mortgage on our San Andreas Farm. The interest rate charged on the advances under the new revolving facility is equal to the three-month LIBOR in effect at the beginning of each calendar quarter, plus 3.00%, with a minimum annualized rate of 3.25%. We may use the advances under the credit facility for both general corporate purposes and the acquisition of new investments. As of June 30, 2012, there was $0.1 million outstanding under the line of credit, which is the minimum balance required under the facility.

West Gonzales Note

In February 2006, we borrowed $13.0 million pursuant to a note payable to RaboBank, which was collateralized by a security interest in the West Gonzales Farm. The note accrued interest at an initial rate of 6.35% per year, and the interest rate would adjust every three years to the then current market rate, as determined by the lender. On February 1, 2009, the interest rate was adjusted to 6.0%. The note was originally scheduled to mature on February 1, 2021. There was approximately $11.3 million outstanding on the note as of December 31, 2010. We repaid the note in full on February 4, 2011, and we incurred a prepayment penalty of $423,000 and expensed the unamortized deferred financing costs of approximately $52,000 in connection with the prepayment.

Future Indebtedness

Any indebtedness we incur will likely be subject to continuing covenants, and we will likely be required to make continuing representations and warranties about our company in connection with such debt. Moreover, some or all of our debt may be secured by some or all of our assets. If we default in the payment of interest or principal on any such debt, breach any representation or warranty in connection with any borrowing or violate any covenant in any loan document, our lender may accelerate the maturity of the debt, requiring us to immediately repay all outstanding principal. If we are unable to make any required payments, our lender could foreclose on assets that we have pledged as collateral. The lender could also sue us or force us into bankruptcy. Any such event would likely have a material adverse effect on the value of an investment in our common stock.

Advisory and Administration Agreements

In addition to making investments in accordance with our investment policies, we will also use our capital resources to make payments to our Adviser under the Amended Advisory Agreement and to our Administrator under the Amended Administration Agreement on the terms described in this prospectus.

The actual base management fee for 2012 and 2013 will be dependent upon the rate of property acquisitions and mortgage loans following the completion of this offering and therefore cannot be determined at this time. Because the payment of the incentive fee will be based on performance, we are currently unable to estimate whether or when we will incur an incentive fee under the terms of the Amended Advisory Agreement.

Distributions to Stockholders

In order to qualify as a REIT and to avoid corporate-level tax on the income we distribute to our stockholders, we are required to distribute at least 90% of our ordinary income and short-term capital gains on an annual basis. In addition, we will need to make additional distributions to eliminate our non-REIT earnings and profits by the end of the taxable year for which we elect to qualify as a REIT, which we intend to make with existing cash on hand and borrowings under our existing line of credit, if necessary. Therefore, once the net proceeds we receive from this offering are substantially fully invested, we will need to raise additional capital in order to grow our business and acquire additional properties. We anticipate borrowing funds to obtain additional capital once the net proceeds of this offering have been fully invested, but there can be no assurance that we will be able to do so on terms acceptable to us, if at all. For additional information regarding our distribution policies and requirements and our strategy of borrowing funds following the application of the proceeds from this offering, see “Distribution Policy” and “Our Investment Process — Use of Leverage.”

Off-Balance Sheet Arrangements

As of June 30, 2012, we did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

Quantitative and Qualitative Disclosures about Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. The primary risk that we believe we are and will be exposed to is interest rate risk. None of our existing leases contain escalations based on market interest rates, and the interest rates on our existing borrowings are variable, although in the case of the MetLife Loan, the interest rate only adjusts once every three years. We have not entered into any derivative contracts to attempt to manage our exposure to interest rate fluctuations.

To illustrate the potential impact of changes in interest rates on our net income for the six months ended June 30, 2012 and the year ended December 31, 2011, we have performed the following analysis, which assumes that our balance sheet remains constant and that no further actions are taken to alter our existing interest rate sensitivity.

The following table summarizes the impact of a 1%, 2% and 3% increase in the three-month LIBOR rate for the six months ended June 30, 2012 and the year ended December 31, 2011. Our effective average LIBOR rate as of June 30, 2012, and December 31, 2011, was 0.49% and 0.35%, respectively; thus, a 1%, 2% or 3% decrease could not occur.

	For the Year Ended December 31, 2011		For the Six Months Ended June 30, 2012
Interest Rate Change	Increase to Interest Expense	Net Decrease to Net Income	Increase to Interest Expense	Net Decrease to Net Income
1% Increase to LIBOR	$12,050	$12,050	$1,000	$1,000
2% Increase to LIBOR	24,100	24,100	2,000	2,000
3% Increase to LIBOR	36,150	36,150	3,000	3,000

We may be exposed to the effects of interest rate changes, primarily as a result of long-term debt used to maintain liquidity and fund expansion of our real estate investment portfolio and operations. Our interest rate risk management objectives will be to limit the impact of interest rate changes on earnings and cash flows and to lower overall borrowing costs. To achieve our objectives, we will borrow primarily at fixed rates or variable rates with the lowest margins available and, in some cases, with the ability to convert variable rates to fixed rates. We may also enter into derivative financial instruments such as interest rate swaps and caps in order to mitigate our interest rate risk on a related financial instrument. We will not enter into derivative or interest rate transactions for speculative purposes.

As of June 30, 2012, the fair value of our debt outstanding was approximately $23.3 million, which approximated the carrying value.

In addition to changes in interest rates, the value of our real estate is subject to fluctuations based on changes in local and regional economic conditions and changes in the creditworthiness of lessees, which may affect our ability to refinance our debt if necessary.

BUSINESS

Corporate Overview

We are an externally-managed corporation that currently owns eight farms, six farms in California and two farms in Florida. These farms are currently leased to five separate tenants that are corporate or independent farmers. We intend to acquire more farmland to lease to farmers. We expect that most of our future tenants will be medium-sized independent farming operations or large corporate farming operations that are unrelated to us. We may also acquire properties related to farming, such as cooling facilities, processing plants, packing buildings and distribution centers. We currently own one cooler building and one box barn used for storage and assembly of shipping boxes. We intend to lease our properties under triple net leases, an arrangement under which the tenant maintains the property while paying us rent plus taxes, maintenance and insurance. We are actively seeking and evaluating other farm properties to potentially purchase with the net proceeds we will receive from this offering, although we have not yet entered into binding agreements to acquire these properties, and there is no guarantee that we will be able to acquire any of them. All potential acquisitions will be subject to due diligence investigations, and there can be no assurance that we will be successful in identifying or acquiring any properties in the future. We may elect to sell properties at such times as, for example, the land may be developed by others for urban or suburban uses.

To a lesser extent, we may provide senior secured first lien mortgages to farmers for the purchase of farmland and properties related to farming, although we do not intend to use more than 5% of the net proceeds of this offering for that purpose. We expect that any mortgages we make would be secured by farming properties that have been in operation for over five years with a history of crop production and profitable farming operations. We have not currently identified any properties for which to make loans secured by mortgages.

We were formed in 1997. Prior to 2004, we engaged in the owning and leasing of farmland, as well as an agricultural operating business whereby we engaged in the farming, contract growing, packaging, marketing and distribution of fresh berries and vegetables, including commission selling and contract cooling services to independent berry growers. In 2004, we sold our agricultural operating business to Dole Food Company, or Dole.

Since 2004, our operations have consisted solely of leasing our farms, of which five are located in or near Watsonville, California, one is near Oxnard, California, and two are near Plant City, Florida. We also lease a small parcel on our Oxnard farm to an oil company. We do not currently intend to enter the business of growing, packing or marketing farmed products. However, if we do so in the future we expect that it would be through a taxable REIT subsidiary.

We intend to elect to be taxed as a real estate investment trust, or REIT, under federal tax laws beginning with our taxable year ending December 31, 2013 or December 31, 2014. Gladstone Management Corporation serves as our Adviser and manages our real estate portfolio.

There is a benefit to owning land in a REIT rather than owning it directly, which we refer to as a liquidity premium. The liquidity premium reflects an investor’s ability to quickly acquire or dispose of an investment as compared to less liquid but similar investments in real property. We believe that owning a diversified portfolio of property through a publicly traded REIT provides investors significantly more liquidity than investing in real estate either directly or through a private equity real estate fund. Along with other factors, this liquidity premium has provided REITs with higher annual returns than private equity real estate funds. A 2010 analysis performed by the National Association of Real Estate Investment Trusts, or NAREIT, concludes that publicly traded REITs have outperformed private equity real estate funds through the last full real estate cycle from 1989 through 2007. During this cycle, REITs produced an average annual return of 13.4%, while core, value-added and opportunistic private real estate funds produced an average annual return of 7.7%, 8.6% and 12.1% respectively. The NAREIT analysis utilized data from the National Council of Real Estate Investment Fiduciaries, or NCREIF, and the Townsend Group. However, we cannot guarantee that you will receive a liquidity premium or any particular annual return if you buy stock in our company.

Our Industry

World Supply of Farmland

Domestic and global population growth is the major driver behind increased demand for farmland to feed the growing population. The U.S. Census bureau estimates that the U.S. population will grow by 10.0% over the next 10 years to 348 million people and the global population will grow by 11.8% over the same period to approximately 8 billion people worldwide.

In addition to population growth spurring demand for farmland, changing consumption patterns also contribute to the increasing value of farmland. As large nations such as China and India modernize, their consumption of meat protein continues to increase. It takes over five times the amount of grain to produce an equivalent amount of calories in meat protein, so as the demand for meat protein increases it is expected that the demand for grains will increase.

At the same time that there is demand for more food to feed an increasing population, there is increasing demand for urban and suburban uses of farmland. The increased demand due to population growth and changing consumption patterns, coupled with the development of agricultural land for urban and industrial purposes, could result in significant upward pressure on farmland prices as farmland is converted to urban or suburban uses. This is a major investment thesis of our business. Figure 1 below shows the historical and projected decline of arable land, which is land suitable for growing crops, per capita, as illustrated in the chart from 2000 below from the Food and Agricultural Organization of the United Nations:

Figure 1

United States Farmland

The USDA’s 2007 Census of Agriculture estimated there were approximately 2.2 million farms on 922.1 million acres of land in the United States. Out of this total there were 1.7 million farms dedicated to producing crops, which we refer to in this prospectus as cropland. According to the USDA, in 2007, crop farms utilized 406.4 million acres of land, with approximately 241 acres per farm. The total estimated annual market value of crops harvested in the United States according to the USDA’s 2007 Census of Agriculture was $143.7 billion.

The USDA’s agricultural projections anticipate continued increases in domestic farm income, despite the current global economic slowdown. Figure 2 below illustrates the continued trend of increasing farm income projected by the USDA from 2011 onward.

Figure 2

Farmland Returns

According to the USDA, cropland values increased 91% over the 10-year period from 2002 to 2011. As an investment, we believe that U.S. farmland has performed comparatively well in recent years compared to other asset classes and has provided investors with a relatively safe haven during the recent turbulence in the financial markets. Figure 3 below illustrates the returns farmland has experienced compared to domestic REITs and public equity. We believe the relatively stable returns of farmland in the periods of dramatic changes in the stock market and the economic recession is significant.

Figure 3

		Market Index Comparisons — Annual Returns
	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011	Annual Average
NCREIF — Farmland Index(a)	6.9%	9.7%	20.5%	33.9%	21.2%	15.9%	15.8%	6.3%	8.8%	15.2%	15.4%
NAREIT All REIT Index(b)	5.2%	38.5%	30.4%	8.3%	34.4%	-17.8%	-37.3%	27.5%	27.6%	7.3%	12.4%
S&P 500 Index — Total Returns	-22.0%	28.4%	10.7%	4.9%	15.6%	5.5%	-36.6%	25.9%	14.9%	2.1%	4.9%

(a)	The NCREIF Farmland Index is a composite return measure of investment performance, determined on a non-leveraged basis, of a large pool of approximately 490 individual agricultural properties with an estimated aggregate value over $2.9 billion. We believe that the NCREIF Farmland Index is representative of the overall agricultural market.
(b)	The NAREIT All REIT Index is a composite return measure of all U.S. REITs.

Cropland Values

Figure 4 below illustrates the increase in domestic cropland value over the last 10 years:

Figure 4

Farmland Debt

Farmland in the United States has continued to improve from a balance sheet perspective. In general, the farming sector is not heavily leveraged, as illustrated in Figure 5 below, and has maintained relatively low debt levels during a period in which leverage has increased in other asset classes. As a result, farm values and income have not experienced the extreme volatility seen in other asset classes. Although there can be no assurance that the debt ratios of our tenants will be similar to those set forth in Figure 5 below, in general we have found most farmers to be conservative when using debt. In addition, there can be no assurance that our debt ratios will be consistent with the statistics set forth in Figure 5 below, this consistency increases our confidence in evaluating prospective individual farm acquisitions, including projecting the income that may be generated from our properties.

Figure 5

Balance Sheet of the U.S. Farming Sector ($ in Millions)

	2008	2009	2010	2011P	2012F
Farm Assets	$2,023,302	$2,054,378	$2,190,857	$2,339,783	$2,474,296
Real estate	$1,702,961	$1,724,412	$1,853,743	$1,987,231	$2,104,478
Total Farm Debt	$241,611	$241,882	$246,858	$244,768	$254,093
Total Farm Equity	$1,781,691	$1,812,496	$1,943,999	$2,095,015	$2,220,203
Debt / Assets	11.9%	11.8%	11.3%	10.5%	10.3%
Debt / Real Estate	14.2%	14.0%	13.3%	12.3%	12.1%

Source: USDA

F = forecast, P = preliminary

Cropland Rents

Figure 6 below illustrates the increase in domestic cropland rents over the last 10 years:

Figure 6

Decline in Acreage of Farmland

We believe that as farmland acreage is converted for development and other non-farming purposes, the remaining farmland becomes more valuable and that the shrinking supply of farmland over time will increase the value of our farm properties. According to the 2007 National Resources Inventory, or NRI, a survey of non-federal lands conducted by the USDA’s Natural Resources Conservation Service, 4,080,300 acres of active agricultural land were converted to developed uses between 2002 and 2007. This represents an area roughly the size of Massachusetts. In addition, according to the NRI, between 1982 and 2007, the nation has lost 23,163,500 acres of agricultural land and 13,773,400 acres of farmland identified as the best suited to producing food and other agricultural crops with the fewest inputs and the least amount of soil erosion.

Since the inception of the NRI in 1982, every state has lost farmland. States with the biggest loss of acres included Texas (1,500,000), Ohio (796,000), North Carolina (766,000), California (616,000) and Georgia (566,000). The following states lost the greatest percentage of their farmland that is best suited for growing crops during the same reporting period: Arizona (36 percent), Nevada (34 percent), New Mexico (33 percent), New Jersey (30 percent) and Massachusetts (24 percent).

The most recent California Farmland Conversion Report published in 2011 by the California Department of Conservation states that California is losing farmland while urban and developed land is increasing. Figure 7 below shows the land conversion trends from 1998 to 2008, the last 10 years recorded by the California Department of Conservation.

Figure 7

Data from the USDA’s Census of Agriculture, which is taken every five years, also illustrates the reduction in farms and agricultural land taking place as more land is converted to residential and commercial uses as seen in Figure 8 for California and Figure 9 for Florida:

Figure 8

State of California

(all units in thousands)	1997	2002	2007	10 year change
# of Farms	88	80	81	-7.9%
Total Farmland (acres)	28,796	27,589	25,365	-11.9%
Total Cropland (acres)	10,804	10,944	9,465	-12.4%

Source: USDA Census of Agriculture

Figure 9

State of Florida

(all units in thousands)	1997	2002	2007	10 year change
# of Farms	46	44	47	2.2%
Total Farmland (acres)	10,660	10,414	9,231	-13.4%
Total Cropland (acres)	3,610	3,715	2,953	-18.2%

Source: USDA Census of Agriculture

OUR INVESTMENT FOCUS

We seek to invest in farmland that we believe has the least amount of risk for stable income generation and value appreciation. The left side of Figure 10 below summarizes the risk profile we are seeking and each of those criteria is described further below:

Figure 10

Annual Row Crops

Farm crops can generally be divided into two main categories, permanent crops and annual row crops. Permanent crops have plant structures (such as trees, vines or bushes) that produce yearly crops without being replanted. Examples include oranges, apples, almonds and grapes. Annual row crops, on the other hand are both planted and harvested annually or more frequently. Examples of annual row crops include lettuce, strawberries and melons. We intend to buy farms that produce annual row crops. We do not expect to buy a substantial amount of farmland used for permanent crops. We believe that annual row cropland has less risk than permanent cropland because annual row crops require less time and capital to plant. If a farmer loses an annual row crop to drought, flooding, fire or disease one year, the farmer can generally resume production on the land in a few weeks or months. However, if a farmer loses a permanent crop there would generally be significant time and capital needed to return the land to production because a tree or vine may take years to grow before bearing fruit.

Annual row crop farmland also enables the farmer to rotate crop types to keep up with changing market conditions or changes to the weather or soil. If demand for one type of annual row crop, for example lettuce, decreases, the annual row crop farmer can convert the farm to another annual row crop such as radicchio. Permanent crop farmland is dedicated to one crop during the lifespan of the trees or vines and therefore cannot be rotated to adapt to changing environmental or market conditions. As a result we believe that annual row crop farms have a lower risk profile than permanent crop farms.

Fresh Produce

Annual row crops can be further divided into two sub-categories, fresh produce and commodity crops. Fresh produce generally means fruits and vegetables including strawberries, lettuce, melons and peppers. Examples of commodity crops include corn, soybeans, rice, cotton and wheat. We seek to acquire and lease farmland for the primary purpose of harvesting annual row crops, with an emphasis on fresh produce farms. The eight properties we currently own are utilized for farming fresh produce that include strawberries, raspberries, blackberries, lettuce, cabbage, radicchio, cantaloupes, watermelons, okra and peas. Other crops have been grown on the farms such as tomatoes. Under the annual row cropland category, we believe fresh produce farmland possesses attributes that are more likely to provide appreciation and increasing rental income over time. Because fresh produce is more perishable than commodity crops and permanent crops, the majority of fresh produce farmed in the United States is consumed domestically. In contrast, commodity crops and permanent crops, which can generally endure much longer periods of time from harvest to consumption, allow for global shipment and trade. As a result, fresh produce is usually more insulated from the global market volatility than commodity and permanent crops. We believe this will generally provide for better price stability of the harvested crop and therefore greater stability of the underlying land value for land producing fresh produce crops. In addition fresh produce farms that we have purchased include fresh water wells on the land that are used for irrigation. Many of the commodity farms without wells depend on rain water and are therefore susceptible to extended droughts. While our primary focus will be acquiring fresh produce farms with annual row crops, from time to time we may purchase commodity crop farms where we find attractive valuations, land with water rights, productive soil and financially strong tenants.

The chart in Figure 11 illustrates the categories of crops.

Figure 11

Hedge against Inflation

We believe that farmland should be considered a hedge against inflation by investors. The farms that we intend to purchase will mostly be used to farm fresh produce, labeled in the chart below as fruits and vegetables. As shown below in Figure 12, based on data from the Bureau of Labor Statistics, the Consumer Price Index (CPI) has increased from 82.4 to 224.9 from 1980 to 2011, a 173% increase. During the same period, the food category of the CPI increased from 81.0 to 227.9, a 181% increase, and the fresh fruits and vegetables segment of the food category increased from 73.6 to 326.9, a 344% increase. We believe that the comparatively greater increase in the price of fruits and vegetables to other food items in the CPI has permitted us to increase the price of rent to farmers renting our farms to grow fruits and vegetables and provides a hedge against inflation. There can be no assurance that the price of fresh fruit and vegetables will continue to increase at a higher rate than other food items as compared to the CPI.

Figure 12

U.S. Property

We will initially seek to invest in farmland in California and Florida, where our eight existing farms are located. We have chosen California and Florida for the diversification of climate conditions that they offer, as well as the abundant water sources, high soil quality, diverse crop types and established agriculture infrastructure in these states, and our experience investing in farmland located there. A large percentage of the fruits and vegetables grown in the United States are grown in California and Florida. Over time, we intend to purchase farms in other parts of the United States where we can find attractive valuations, productive land, water rights and financially strong tenants. Figure 13 below shows our geographic focus:

Figure 13

Farm Locations

Along the California coast and in the valleys of California, as of 2007, there were over 61,000 farms dedicated to growing crops on over 9.4 million acres of land, according to the USDA’s Census of Agriculture. The total annual market value of crops harvested in California in 2007 was $22.9 billion, according to the USDA, which accounted for 15.9% of the U.S. national output. The USDA reports that California produces more fruits and vegetables than any other state. In addition, there are significant additional acres in California devoted to agricultural businesses, such as packing and cooling of the products grown there.

Throughout the state of Florida, as of 2007, there were over 26,000 farms dedicated to growing crops on over 2.9 million acres of land, according to the USDA’s Census of Agriculture. Total annual market value of crops harvested in Florida in 2007 was $6.3 billion, according to the USDA, which accounted for 4.4% of the U.S. national output. According to the Florida Department of Agriculture, in 2010, Florida was the largest producer of bell peppers, sweet corn, fresh tomatoes, watermelons, cucumbers, oranges, grapefruit, sugarcane and squash in the United States. Similar to California, there are significant additional acres in Florida devoted to agricultural businesses, such as packing and cooling of produce. Figure 14 below illustrates the returns from rental income and appreciation for U.S., California and U.S. Southeast (including Florida) farmland. There is no assurance that such returns will occur in the future.

Figure 14

Land Value, Annualized Returns

As of 12/31/2011	1 Yr	2 Yrs	3 Yrs	4 Yrs	5 Yrs	6 Yrs	7 Yrs	8 Yrs	9 Yrs	10 Yrs
U.S. Farmland	15.2%	11.9%	10.0%	11.5%	12.3%	13.8%	16.4%	16.9%	16.1%	15.2%
California Farmland	16.1%	14.0%	11.1%	11.5%	11.7%	13.8%	19.0%	19.9%	18.7%	17.6%
Southeast Farmland	10.1%	2.3%	3.1%	1.7%	4.9%	9.2%	14.2%	16.0%	14.2%	12.9%

Includes appreciation (or depreciation), realized capital gain (or loss) and income.

Source:  NCREIF Farmland Index

Prices of Farmland

The map in Figure 15 below is from the USDA National Agricultural Statistics Service, or NASS. It shows that the most expensive farmland in the United States, outside of densely populated areas in the Northeast, is in California, with Iowa and Florida being similar.

Figure 15

The map in Figure 16 below, also from NASS, shows that the highest rental rates in the United States are on the West Coast, in the Midwest and in Florida.

Figure 16

We believe that the climate conditions, water sources, soil quality, crop types and established agriculture infrastructure in California and Florida result in a substantial value premium for cropland in these two states compared to the United States as a whole. Beginning in 2009, there was a modest decline in cropland value for California, Florida and the United States as a whole. We believe this is attributable to the collapse of the financial markets and a general lack of available mortgage loans to finance farmland acquisitions. Although these values have recovered somewhat in California and the United States as a whole, the declines have continued in Florida. Figure 17 below illustrates the trends in cropland value per acre for California, Florida and the United States as a whole:

Figure 17

Average Value per Acre of Cropland

Calendar Year	2007	2008	2009	2010	2011
California	$9,700	$9,880	$9,480	$9,130	$9,230
Florida	$6,860	$6,980	$6,430	$6,180	$6,030
United States	$2,530	$2,760	$2,670	$2,770	$3,030

Source: USDA, NASS

The intrinsic value of an asset, such as land, is determined to a significant degree by its ability to generate cash flow. As shown in Figure 18 below, farmland demonstrated relative stability in its ability to generate cash flow during the recent recession:

Figure 18

Farmland Income, Annual Returns

(as % of land value)

Calendar Year	2006	2007	2008	2009	2010	2011
U.S. Farmland	8.6%	8.4%	7.0%	5.5%	7.3%	7.0%
California Farmland	10.7%	9.6%	7.0%	7.0%	12.2%	9.1%
Southeast Farmland	11.3%	9.0%	3.5%	5.3%	5.2%	10.1%

Source: NCREIF Farmland Index

Leased Property

Farming land for crops carries significant operating risk. If a crop fails or the land does not produce the anticipated amount of crops the farmer may experience an economic loss. We believe that through leasing farmland, rather than farming it, we will mitigate this risk. We lease our properties on a fixed rent basis that does not change based on the success of the farming operations. Many farm owners lease properties on a cash rent basis, also known as sharecropping, in which a portion of the crop profit is paid by the tenant farmer to the land owner as compensation. This arrangement puts the landlord, like the tenant operator, at risk from variation in crop yields and prices. We do not intend to lease properties on a cash rent basis, but may consider using this lease structure in geographic regions where such an arrangement is standard.

We expect to continue to lease our farmland and other agricultural real estate under triple net leases, meaning that the tenant pays us rent but also maintains the leased properties and pays required taxes, water usage, well maintenance and insurance to protect us. To date, we have not experienced any defaults under our leases. Because we use triple net leases, we believe we incur fewer expenses than traditional real estate investment trusts. The rent and interest payments we receive from the farmers will be the primary source of any distributions to our stockholders.

While we do not share operating profit or losses with a tenant, we do expect that over time rental income will increase and therefore that our net income will increase. Most farmland in the areas where we initially intend to buy land is leased under short-term leases, and we plan to lease our property under short-term leases. By entering into short-term leases, we believe we will be in a position to increase our rental rates when the leases are renewed, if prevailing rental rates have increased. Our business model anticipates that the value of our farmland will increase, as it has in the past, at a rate that is equal to or greater than the rate of inflation in part because of the trend of prices for fresh fruits and vegetables, though there can be no guarantee of this appreciation will occur.

We believe farmland has historically maintained relatively low vacancy rates when compared to other types of rental real estate, and we believe that it is rare for good farmland not to be leased and farmed every year. Based on an informal survey we have taken of real estate agents, we believe a low percentage of the farmland in the areas that we initially intend to purchase property has remained un-rented during the past ten years. As a result, we believe there is a reduced risk of vacancy on our properties when compared to properties with structures, such as office buildings or industrial facilities.

Diversified Portfolio

We intend to acquire numerous properties in order to build a diversified portfolio. We believe that owning many properties farmed for multiple crop types in different geographic growing regions with a broad tenant base will reduce the risk of rental income reduction or depreciation of the land value. We may also purchase some smaller amount of agricultural real estate structures that are used by farmers for their crops, such as processing plants, freezer or cooler facilities, storage sheds, box barns and other similar structures that may already exist on some of the farms we buy. We rent one cooler and one box barn to the tenant on our farm in Oxnard California.

Members of our management team have experience in leasing farms that are used for strawberries, raspberries, tomatoes, beans, peppers, lettuce and other crops in California and Florida. We believe that this experience will provide us with an opportunity to lease land to a wide variety of different farmers from year to year and mitigates the risk of owning land dedicated to a single crop.

When a farmer only grows one crop, such as wheat, the farmer is subject to the risks specific to that one crop. We seek to have a diversification of crops on our various farms by renting the farms to tenants that specialize in growing a variety of different crops so that our ability to collect rent is not dependent on just one crop. In addition, we seek to diversify our investments in land that grows many different crops.

Strong Tenants

We intend to lease to corporate and independent farmers with sufficient experience and capital. We do not have the resources or the desire to farm the land we acquire, so we will rely on prospective tenants who have these resources and who desire to continue farming the land over the long term. We will seek tenants that have experience, financial strength and adhere to quality standards. We also will seek tenants that have selling and distribution experience, as distribution is a key component to successful farming operations. For example, many farm operations include salespeople that have relationships with grocery store buyers and wholesale food groups. These salespeople are integral to getting the farm products sold as they are being harvested.

We expect that our tenants own and farm other properties that they may offer to us for purchase and then lease them back from us. Strong tenants also may have the operational scale to lease additional properties and could help us identify properties for future acquisition that they could farm. These kinds of tenants would enable us to increase our pipeline of potential acquisitions.

Family-owned Properties

We also believe that much of the real estate we are seeking to acquire is owned by families and farming businesses who would like to sell their property for cash or for interests in our Operating Partnership. According to the USDA, as of 2007, approximately 86% of farms in the United States were owned by families. Some of these sellers may wish to simultaneously lease their property back and continue their agricultural businesses under short-term, net leases. Sellers in these “sale-leaseback” transactions can then use the proceeds to repay existing indebtedness, for growth of their farming operations or in other business endeavors. We believe that the real estate that we acquire and do not simultaneously lease back to the seller can be leased at attractive rental rates to other independent or corporate farmers.

As an alternative to selling their real estate to us for cash, we believe that farm owners may be interested in exchanging their farmland for Units in our Operating Partnership in order to retain the ability to participate in the equity of our company and the potential appreciation in value of our properties. By making such an exchange, these farm owners would become investors in a more diversified portfolio of agricultural real estate. Under certain circumstances, the exchange of real estate for Units is a tax-free exchange under U.S. tax laws. In addition, because we intend to make cash distributions each month, Unit holders would receive regular monthly cash distributions as well as participate in the future plans of our company. Finally, Unit holders would have the flexibility to redeem their Units in the future for cash, or at our election, shares of our common stock that they could then sell in the public market, thereby allowing these sellers to receive the value of their property in a tax-efficient manner. Because we expect the decision to issue Units to acquire real estate will generally be driven by the desires of the prospective seller, we do not know how frequently we will use this method to acquire properties. However, we believe that the utilization of Units to acquire properties will likely be a significant part of our property acquisition strategy.

OUR INVESTMENT PROCESS

Overview

Once we have invested the net proceeds of this offering, we intend that substantially all of our investments will be in income-producing agricultural real property and, to a lesser extent, mortgages on agricultural real estate. We expect that the vast majority of our leases will be structured as triple net leases, which require the tenants to pay operating expenses, maintenance, insurance and taxes, although some leases may not be made on a triple net basis. If we make mortgage loans, we expect the ratio of loan amount to value of the real estate to be greater than for conventional mortgage loans on farms and the interest rate to be higher than for those conventional loans. Investments will not be restricted as to geographical areas, but we expect that many of our properties will be located in California and Florida. Prospective investors will not be afforded the opportunity to evaluate the economic merits of our investments or the terms of any dispositions of properties. See “Risk Factors–Our success will depend on the performance of our Adviser and if our Adviser makes inadvisable investment or management decisions, our operations could be materially adversely impacted.”

We anticipate that we will make substantially all of our investments through our Operating Partnership. Our Operating Partnership may acquire interests in real property in exchange for the issuance of Units, for cash or through a combination of both. Units issued by our Operating Partnership will be redeemable for cash or, at our election, shares of our common stock on a one-for-one basis at any time after the first anniversary of the completion of this offering. However, we may in the future hold some of our interests in real properties through one or more wholly owned subsidiaries, each classified as a qualified REIT subsidiary.

Property Acquisitions and Net Leasing

We anticipate that a majority of the properties we purchase will be acquired from farmers or agricultural companies and that they or an independent farmer will simultaneously lease the properties back from us. These transactions will provide the tenants with an alternative to other financing sources, such as borrowing, mortgaging real property, or selling securities. We anticipate that some of our transactions will be in conjunction with acquisitions, recapitalizations or other corporate transactions affecting our tenants. We may act as one of several sources of financing for these transactions by purchasing one or more properties from the tenant and by net leasing it back to the tenant or its successor in interest. For a discussion of the risks associated with leasing property to leveraged tenants, see “Risk Factors — Some of our tenants may be unable to pay rent, which could adversely affect our cash available to make distributions to our stockholders or otherwise impair the value of your investment.”

We intend to own primarily single-tenant agricultural real property. Generally, we will lease properties to tenants that our Adviser deems creditworthy under leases that will be full recourse obligations of our tenants or their affiliates. We will generally seek to enter into short-term leases with terms of two to five years, which we believe is customary within the California and Florida farming industry. While we expect that we will renew most of these leases at the end of their terms, we believe that this strategy will also permit us to take advantage of increasing rental rates from year to year. However, there can be no assurance that this strategy will result in increasing rents upon renewal, and it may in fact result in decreasing rents.

We believe that most of the farmland that we are interested in purchasing can be rented at annual rental rates ranging from 4% to 6% of the properties’ market values. However, there can be no assurance that we will be able to achieve this level of rental rates. Since rental contracts in the farming business are customarily short-term agreements, rental rates are renegotiated regularly. We expect that we will be able to increase the rental rates on our properties by 2% to 4% each year, although there can be no guarantee that we will be able to increase rents on any farmland to this extent or at all. Based on an informal survey of our tenants and real estate brokers with expertise in California and Florida, we estimate that farmers in these areas have average revenues ranging from $23,100 to $45,000 per acre per year, with a pre-rent profit from $3,000 to $11,250 per acre per year, and generally pay rent per year per acre in these locations from $1,350 to $3,400.

All of our leases will be approved by our Adviser’s investment committee. Our Board of Directors has adopted a policy that we will not make an investment in any individual property with a cost in excess of 20% of our total assets at the time of investment. However, our Board of Directors may amend or waive this policy at any time or from time to time.

Underwriting Criteria and Due Diligence Process

Selecting the Property

We consider selecting the right properties to purchase or finance as the most important aspect of our business. Buying good farmland that can be used for many different crops and that is located in desirable locations is essential to our success.

Our management team and their real estate contacts in California and Florida are very familiar with the properties located in our general farming areas. We believe that our management team is experienced in selecting valuable farmland and will use this expertise to identify promising properties. The following is a list of factors we believe are important in the selection of farmland:

•

Property Availability. The USDA reported that in 2007 there were 1.7 million cropland farms in the U.S. on a total of 406 million acres of land. We estimate that 0.5% to 1.0% of these farms are for sale in a year (2-4 million acres). In the geographic regions we are targeting, we estimate that there will be approximately 50,000 acres of farmland that could grow annual fresh produce crops for sale each year worth approximately $2.0 billion.

•

Water availability. Availability of water is essential to farming. We will seek to purchase properties with ample access to water. We do not intend to buy or finance any property that does not have an operating water well on it or rights to use a well or other source that is located nearby.

•

Soil composition. In addition to water, for farming efforts to be successful the soil must be suitable for growing crops. We will not buy or finance any real property that does not have soil conditions that we believe are favorable for growing annual row crops, except to the extent that a portion of an otherwise suitable property, while not favorable for growing annual row crops, may be utilized to build coolers, freezers, packing houses or other properties used in farming businesses.

•

Location. Farming annual row crops also requires optimal climate and growing seasons. Initially we intend to purchase properties that are located near the Pacific coast in California and in Florida in order to take advantage of climate conditions that are needed to grow fresh produce crops. We intend to purchase properties that are located in close proximity to our current farmland in California and Florida, in order to take advantage of the proximity to our current locations. Over time, we expect to expand throughout the United States in locations with productive farmland with financially sound farming tenants.

•

Price. We intend to purchase and finance properties that we believe are a good value and that we will be able to profitably rent for farming over the long term. Generally, the closer that a property is located to urban developments, the higher the value of the property. As a result, properties that are currently located in close proximity to urban developments are likely to be too expensive to justify farming over an extended period of time. In our experience, farmland sale prices range from 4% to 6% initial cash yields, with our properties averaging a 5% initial cash yield for a price per acre of $20,000 to $80,000.

On our behalf, our Adviser will perform a due diligence review with respect to each potential property. Such review will include an evaluation of the physical condition of a property and an environmental site assessment to determine potential environmental liabilities associated with a property prior to its acquisition. One of the criteria that we look for in our due diligence review is whether mineral rights to such property, which constitute a separate estate from the surface rights to the property, have been sold to a third party. We generally seek to invest in properties where mineral rights have not been sold to third parties; however, in cases where access to mineral rights would not affect the surface farming operations, we may enter into a lease agreement for the extraction of minerals or other subterranean resources, as we have done in the West Gonzales Farm property. We may seek to acquire mineral rights in connection with the acquisition of future properties to the extent such mineral rights have been sold off and the investment acquisition of such rights is considered to be favorable after our due diligence review. Despite the conduct of these reviews, there can be no assurance that hazardous substances or waste, as determined under present or future federal or state laws or regulations, will not be discovered on the property after we acquire it. See “Risk Factors — Potential liability for environmental matters could adversely affect our financial condition.”

Our Adviser will also physically inspect each property and the real estate surrounding it in order to estimate its value. Our Adviser’s due diligence will be primarily focused on valuing each property independently of its rental value to particular tenants to whom we plan to rent. The real estate valuations our Adviser performs will consider one or more of the following items, but may not consider all of them:

•

The comparable value of similar real estate in the same general area of the prospective property. In this regard, comparable property is hard to define since each piece of real estate has its own distinct characteristics. But to the extent possible, comparable property in the area that has sold or is for sale will be used to determine if the price being paid for the property is reasonable.

•	The comparable real estate rental rates for similar properties in the same area of the prospective property.

•

Alternative uses for the property in order to determine if there is another use for the property that would give it higher value, including potential future conversion to urban or suburban uses such as commercial or residential development.

•	The assessed value as determined by the local real estate taxing authority. In certain states, including California and Florida, many farms may be protected from increases in real estate taxes.

In addition, our Adviser will supplement its valuation estimate with an independent real estate appraisal in connection with each investment that we consider. These appraisals may take into consideration, among other things, the terms and conditions of the particular lease transaction, the quality of the tenant’s credit and the conditions of the credit markets at the time the lease transaction is negotiated. The actual sale price of a property, if sold by us, may be greater or less than its appraised value.

When appropriate, our Adviser may engage experts to undertake some or all of the due diligence efforts described above.

Underwriting the Tenant

In addition to property selection, underwriting the tenant that will lease the property will also be an important aspect of many of our investments. Our Adviser will carefully evaluate the creditworthiness of the tenant and assess its ability to generate sufficient cash flow from its agricultural operations to make payments to us pursuant to our lease. The following is a list of criteria that our Adviser will consider when evaluating potential tenants for our properties, although all criteria may not be present for each lease:

•

Experience. We believe that experience is the most significant characteristic when determining the creditworthiness of a tenant. Therefore, we will seek to rent our properties to farmers that have an extensive track record of farming their particular crops.

•

Financial Strength. We will seek to rent to farmers that have financial resources to invest in planting and harvesting their crops. We will generally require annual financial statements of the tenant in order to evaluate the financial capability of the tenant and its ability to perform its obligations under the lease.

•	Adherence to Quality Standards. We intend to lease our properties only to those farmers that are committed to farming in a manner that will generate high-quality produce.

While our Adviser will select tenants it believes to be creditworthy, tenants will not be required to meet any minimum rating established by an independent credit rating agency. Our Adviser’s standards for determining whether a particular tenant is creditworthy will vary in accordance with a variety of factors relating to specific prospective tenants. The creditworthiness of a tenant will be determined on a tenant-by-tenant and case-by-case basis. Therefore, general standards for creditworthiness cannot be applied. We monitor the creditworthiness of our tenants on an ongoing basis by conducting site visits of the properties to ensure farming operations are taking place as expected and to assess the general maintenance of the properties.

Diversification

Our Adviser will attempt to diversify our portfolio to avoid dependence on any one particular tenant or geographic location. By diversifying our portfolio, our Adviser intends to reduce the adverse effect on our portfolio of a single underperforming investment or a downturn in any particular geographic region. Many of the areas in which we purchase or finance properties are likely to have their own microclimates and will not be similarly affected by weather or other natural aspects at the same time. For example, we currently lease land in California as far south as Oxnard and as far north as Watsonville, which are over 400 miles apart, each of which has distinct weather and other characteristics. In addition to the California coast, we own properties in central Florida. Over time, we expect to expand our geographic focus to other areas of the Southeast and the Mid-Atlantic.

Lease and Mortgage Provisions that Enhance and Protect Value

When appropriate, our Adviser will attempt to include provisions in our leases and mortgages that require our consent to specified activities or that require the tenant or borrower to satisfy specific operating tests. These provisions may include, for example, operational or financial covenants, as well as indemnification of us by the tenant or borrower against environmental and other contingent liabilities. We believe that these provisions will protect our investments from changes in the operating and financial characteristics of a tenant or borrower that may impact its ability to satisfy its obligations to us or that could reduce the value of our properties. We will also seek covenants requiring tenants or borrowers to receive our consent prior to any change in control transaction involving the tenant.

Credit Enhancement

Our Adviser may also seek to enhance the likelihood of a tenant’s lease obligations being satisfied through a cross-default with other tenant obligations, a letter of credit or a guaranty of lease obligations from the tenant’s corporate affiliates, if any. We believe that any such credit enhancement would provide us with additional financial security. These same enhancements may apply to our mortgage terms.

Mortgage Loans

Borrower Selection

Our value-oriented investment philosophy is primarily focused on maximizing yield relative to risk. Upon identifying a potential mortgage opportunity, our Adviser will perform an initial screen to determine whether pursuing intensive due diligence is merited. As part of this process, we have identified several criteria we believe are important in evaluating and investing in prospective borrowers. These criteria provide general guidelines for our investment decisions. However, each prospective borrower may not meet all of these criteria:

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Positive cash flow. Our investment philosophy places a premium on fundamental credit analysis. We intend to generally focus on borrowers to which we can lend at relatively low multiples of operating cash flow and that are profitable at the time of investment on an operating cash flow basis. Although we will obtain liens on the underlying real estate and other collateral, we are primarily focused on the predictability of future cash flow from their operations.

•

Seasoned management with significant equity ownership. Strong, committed management teams are important to the success of any farm and we intend to invest in farm businesses where strong management teams are already in place.

•

Strong competitive position. We seek to lend to farm businesses that have developed competitive advantages and defensible market positions within their respective markets and are well-positioned to capitalize on growth opportunities.

•

Exit strategy. We seek to lend to farm businesses that we believe will generate consistent cash flow to repay our loans and reinvest in their respective businesses. We expect such internally generated cash flow in these farms to be a key means by which we exit from our loans.

Mortgage Loan Terms

We expect that most of the mortgage loans we make will contain some or all of the following terms and conditions:

•

Loan to value. We will consider the appraised value of each property when we consider a mortgage on that property. Our goal is to loan an amount that is no more than 75% of the appraised value of the real estate. However, there may be circumstances in which we may increase the percentage, such as for land that we would like to own or for a borrower that is well-capitalized.

•

Cash flow coverage. We expect most borrowers to have a farming operation that has and is expected to continue to have substantial cash flow from its operations. We will seek to have cash flow generated by the businesses to be at least 1.2 times the amount of the mortgage payments. However, there may be circumstances in which we may lower that ratio below 1.2, such as for land we would like to own and for borrowers that have cash flow from other operations.

•	Term. In general we expect to make mortgage loans of three to five years that will be interest-only, with the entire principal amount due at the end of the term.

•

Guarantees. In general we do not expect the owner of the property to personally guarantee the mortgage. However, we do expect the owner to pledge any assets or crops planted on the property as collateral for the loan.

Property Review

We expect to perform a standard review of the property that will be collateral for the mortgage, including most of the following:

•	an independent appraisal;

•	land record searches for possible restrictions;

•	water samples and availability;

•	soil samples;

•	environmental analysis;

•	zoning analysis;

•	crop yields;

•	possible future uses of the property; and

•	government regulation impacting the property including taxes and restrictions.

Underwriting the Borrower

We view underwriting a borrower in the same way as underwriting a tenant, with criteria similar to those for tenants described above. We believe that, for assessing credit risk, a borrower and tenant are functionally the same, as they each are operating a farm business and will owe us money, either as rent or as interest and principal on a loan.

Other Investments

From time to time, we may purchase cooling buildings, freezer buildings and similar improved property to rent to independent farmers in connection with the services provided to independent farmers. We may also build a freezer or cooler on property that we purchase if there is sufficient business to make this worthwhile. To a lesser extent, we may buy packing houses to clean and pack fresh vegetables. We do not expect this to be a material portion of the land and buildings that we purchase.

Temporary Investments

There can be no assurance as to when our capital may be fully invested in real properties or mortgages. Pending investment in real properties or mortgages, we intend to invest the net proceeds of this offering in permitted temporary investments, which include short-term U.S. Government securities, bank certificates of deposit and other short-term liquid investments. We also may invest in securities that qualify as “real estate assets” and produce qualifying income under the REIT provisions of the Code.

If at any time the character of our investments would cause us to be deemed an “investment company” for purposes of the Investment Company Act of 1940, we will take the necessary action to ensure that we are not deemed to be an “investment company.” Our Adviser will continually review our investment activity and the composition of our portfolio to ensure that we do not come within the application of the Investment Company Act. Our working capital and other reserves will be invested in permitted temporary investments. Our Adviser will evaluate the relative risks and rates of return, our cash needs and other appropriate considerations when making short-term investments on our behalf. The rates of return of permitted temporary investments may be less than or greater than would be obtainable from real estate investments.

Qualified REIT Subsidiaries

While we intend to conduct substantially all of our investment activities through our Operating Partnership, we may establish one or more entities called qualified REIT subsidiaries to purchase properties. These entities would be formed for the sole purpose of acquiring a specific property or properties and would have organizational documents:

•	that are substantially similar in all relevant ways to our organizational documents;

•	that comply with all applicable state securities laws and regulations; and

•	that comply with the applicable terms and conditions set forth in this prospectus.

Joint Ventures

We may enter into joint ventures, partnerships and other mutual arrangements with real estate developers, property owners and others for the purpose of obtaining an equity interest in a property in accordance with our investment policies. Many REITs have used joint ventures as sources of capital during periods where debt or equity capital was either unavailable or not available on favorable terms. Joint venture investments could permit us to own interests in large properties without unduly restricting the diversity of our portfolio. We will not enter into a joint venture to make an investment that we would not otherwise be permitted to make on our own. We expect that in any joint venture the cost of structuring joint investments would be shared ratably by us and the other participating investors.

Taxable REIT Subsidiaries

While we intend to conduct substantially all of our investment activities through our Operating Partnership, we may establish one or more wholly owned subsidiaries that are taxable REIT subsidiaries, or TRSs, and we currently own one entity, Gladstone Land Advisers, Inc., that we intend will make an election to be taxed as a TRS, upon our election to be taxed as a REIT. A TRS would be consolidated with us for financial accounting purposes but would be fully taxable as a corporation. TRSs may provide services and earn revenues that would potentially disqualify us from satisfying the REIT requirements under applicable tax law if we earned them directly.

To the extent that Gladstone Land Advisers or any other TRS that we may establish in the future has after-tax income, its Board of Directors could, but would not be required to, declare a dividend to be paid to us as its sole stockholder. That dividend would then become income to us and we would generally pay this income out to our stockholders as a distribution.

Use of Leverage

Non-recourse financing

Our strategy is to use borrowings as a financing mechanism in amounts that we believe will maximize the return to our stockholders. We generally expect to enter into borrowing arrangements directly or indirectly through our Operating Partnership. We will seek to structure all borrowings as non-recourse loans. The use of non-recourse financing allows us to limit our exposure to the amount of equity invested in the properties pledged as collateral for our borrowings. Non-recourse financing generally restricts a lender’s claim on the assets of the borrower and, as a result, the lender generally may look only to the property securing the debt for satisfaction of the debt. We believe that this financing strategy, to the extent available, will protect our other assets. However, we can provide no assurance that non-recourse financing will be available on terms acceptable to us, or at all, and there may be circumstances where lenders have recourse to our other assets. There is no limitation on the amount we may borrow against any single investment property. Neither our articles of incorporation nor our bylaws impose any limitation on our borrowing, but our Board of Directors has adopted a policy limiting our aggregate borrowings to two times our total equity. Our Board of Directors may change this policy at any time.

We believe that, by operating on a leveraged basis, we will have more funds available and, therefore, will be able to make more investments than would otherwise be possible. We believe that this will result in a more diversified portfolio. Our Adviser will use its best efforts to obtain financing on the most favorable terms available to us.

We anticipate that prospective lenders may also seek to include in loans to us provisions whereby the termination or replacement of our Adviser would result in an event of default or an event requiring the immediate repayment of the full outstanding balance of the loan. We will generally seek to avoid the inclusion of these provisions and will attempt to negotiate loan terms that allow us to replace or terminate our Adviser if the action is approved by our Board of Directors. The replacement or termination of our Adviser may, however, require the prior consent of a lender.

We may refinance properties during the term of a loan when, in the opinion of our Adviser, a decline in interest rates makes it advisable to prepay an existing mortgage loan, when an existing mortgage loan matures or if an attractive investment becomes available and the proceeds from the refinancing can be used to make such investment. The benefits of the refinancing may include an increase in cash flow resulting from reduced debt service requirements, an increase in distributions to stockholders from proceeds of the refinancing, if any, or an increase in property ownership if some refinancing proceeds are reinvested in real estate.

Other Investment Policies

Working Capital Reserves

We may establish a working capital reserve in an amount equal to approximately 3% of the net proceeds of this offering, which we anticipate to be sufficient to satisfy our liquidity requirements. Our liquidity could be adversely affected by unanticipated costs, greater-than-anticipated operating expenses or cash shortfalls in funding our distributions. To the extent that the working capital reserve is insufficient to satisfy our cash requirements, additional funds may be produced from cash generated from operations or through short-term borrowings. In addition, subject to limitations described in this prospectus, we may incur indebtedness in connection with:

•	the acquisition of any property;

•	the refinancing of the debt upon any property; or

•	the leveraging of any previously unleveraged property.

For additional information regarding our borrowing strategy, see “Our Investment Process — Use of Leverage.”

Holding Period For and Sale of Investments; Reinvestment of Sale Proceeds

We intend to hold each property we acquire for an extended period until it can be sold for conversion into urban or suburban uses, such as residential or commercial development. However, circumstances might arise which could result in the earlier sale of some properties. We may sell a property before the end of its expected holding period if in the judgment of our Adviser the sale of the property is in the best interest of our stockholders. The determination of whether a particular property should be sold or otherwise disposed of will be made after consideration of all relevant factors, including prevailing economic conditions, with a view to achieving maximum capital appreciation. No assurance can be given that the foregoing objective will be realized. The selling price of a property which is subject to a net lease will be determined in large part by the amount of rent payable under the lease and the creditworthiness of the tenant. In connection with our sales of properties we may lend the purchaser all or a portion of the purchase price. In these instances, our taxable income may exceed the cash received in the sale, which could cause us to delay required distributions to our stockholders. See “Federal Income Tax Consequences of our Status as a REIT — Distribution Requirements.”

The terms of any sale will be dictated by custom in the area in which the property being sold is located and the then-prevailing economic conditions. A decision to provide financing to any purchaser would be made only after an investigation into and consideration of the same factors regarding the purchaser, such as creditworthiness and likelihood of future financial stability, as are undertaken when we consider a net lease transaction. We may continually reinvest the proceeds of property sales in investments that either we or our Adviser believe will satisfy our investment policies.

Investment Limitations

There are numerous limitations on the manner in which we may invest our funds. We have adopted a policy that without the permission of our Board of Directors, we will not:

•	invest 20% or more of our total assets in a particular property or mortgage at the time of investment;

•	invest in real property owned by our Adviser, any of its affiliates or any business in which our Adviser or any of its affiliates have invested;

•

invest in commodities or commodity futures contracts, with this limitation not being applicable to futures contracts when used solely for the purpose of hedging in connection with our ordinary business of investing in properties and making mortgage loans;

•	invest in contracts for the sale of real estate unless the contract is in recordable form and is appropriately recorded in the chain of title;

•

invest more than 10% of our total assets in “unimproved real property” or debt secured by unimproved property, meaning property that was not acquired for the purpose of producing rental or other operating income and on which there is no development or construction in process or planned in good faith to commence within one year of acquisition;

•	issue equity securities on a deferred payment basis or other similar arrangement;

•	grant warrants or options to purchase shares of our stock to our Adviser or its affiliates;

•	engage in trading, as compared with investment activities, or engage in the business of underwriting, or the agency distribution of, securities issued by other persons;

•	invest more than 5% of the value of our assets in the securities of any one issuer if the investment would cause us to fail to qualify as a REIT;

•	invest in securities representing more than 10% of the outstanding securities (by vote or value) of any one issuer if the investment would cause us to fail to qualify as a REIT;

•	acquire securities in any company holding investments or engaging in activities prohibited in the foregoing clauses; or

•	make or invest in mortgage loans that are subordinate to any mortgage or equity interest of any of our affiliates.

Conflict of Interest Policy

We have adopted policies to reduce potential conflicts of interest. For a description of these policies, see “Conflicts of Interest — Conflict of Interest Policy.” In addition, our directors are subject to certain provisions of Maryland law that are designed to minimize conflicts. However, we cannot assure you that these policies or provisions of law will reduce or eliminate the influence of these conflicts.

Future Revisions in Policies and Strategies

Our independent directors will review our investment policies at least annually to determine that the policies we are following are in the best interest of our stockholders. The methods of implementing our investment policies also may vary as new investment techniques are developed. The methods of implementing our investment procedures, objectives and policies, except as otherwise provided in our bylaws or articles of incorporation, may be altered by a majority of our directors, including a majority of our independent directors, without the approval of our stockholders, to the extent that our Board of Directors determines that such modification is in the best interest of the stockholders.

Among other factors, developments in the market which affect the policies and strategies mentioned in this prospectus or which change our assessment of the market may cause our Board of Directors to revise our investment policies and strategies.

OUR CURRENT PROPERTIES

A summary of our eight current farm properties is below. The aggregate appraised value of these properties, comprised of 1,288 acres of farmland in California and Florida, of which approximately 1,053 acres are farmable, is approximately $66 million. Our current yield on properties is approximately 10.7%, based on the cost basis of our assets, and 4.9% based on current appraised values of our assets. Our average annual return on our farms since inception in 2004 is 12.4%. The average annual return includes the appreciation on our farms measured by recent appraisals, as well as rental income received on the property. We commission third-party appraisals on each of our properties every two to three years. The most recent appraisals on our properties range from 2010 to 2012. Because of the relatively low volatilities of farmland prices compared to other types of real estate, we believe updating appraisals every few years is sufficient. Although we believe these appraisals are reasonable, appraisals are only estimates of value as of their respective dates and should not be relied on as a measure of the values that we would necessarily realize if we were to sell these properties. Corporate and independent farmers actively manage the operations of these properties to plant, harvest and fresh fruits and vegetables. We do not farm the properties and do not take any crop risk. Our tenants take the risk of growing crops on our properties.

Our current farmland leases typically range from two to five years in length. Our tenants spend considerable time and capital to maintain these properties and therefore we believe they will renew their leases at the time of lease expiration. In 2011, we extended the lease on the San Andreas Farm for four years and the lease on the West Beach Farms for two years, and in 2012 we extended the Dalton Lane Farm lease for three years. We offer our tenants renewal terms that we believe are in line with market conditions, and as a result, to date, we have not had a tenant vacate any of our properties. If a tenant chooses not renew a lease in the future, we believe that we will be able to locate other farmers who would be willing to lease the property.

San Andreas Farm

We acquired the San Andreas Farm, consisting of 306 acres of farmland near Watsonville, California, in 1997, for a purchase price of approximately $4.4 million. We hold the San Andreas Farm in fee simple through our wholly owned subsidiary San Andreas Road Watsonville, LLC. On September 15, 2010, Nicholson & Company, an independent certified general real estate appraiser, concluded that the “as is” value of the property was $9.6 million. We currently lease 237 of these acres to Dole on a triple net lease basis under a lease that expires on December 31, 2014. Dole also pays taxes, insurance and maintenance on this property. During 2011, we earned gross rental income on this property of $432,000 which translates into a current cash yield on the property of 4.5% based on the current appraised value of the Farm. The remaining 69 acres are considered not currently suitable for farming.

In May 2012, we entered into a $4.785 million revolving line of credit facility with MetLife, which matures on April 5, 2017. Our obligations under the line of credit are secured by a mortgage on the San Andreas Farm. The interest rate charged on the advances under the facility is equal to the three-month LIBOR in effect on the first day of each calendar quarter, plus 3.00%, with a minimum annualized rate of 3.25%. We may use the advances under the credit facility for both general corporate purposes and the acquisition of new investments. As of June 30, 2012, there was $0.1 million outstanding under the line of credit, which is the minimum balance required under the facility. Currently, we believe that we carry adequate insurance on the property, and our tenant is also required to carry insurance on the property. We have no immediate plans to improve the property.

West Gonzales Farm

We acquired the West Gonzales Farm, consisting of 653 acres of farmland near Oxnard, California in 1998, for a purchase price of approximately $9.9 million. We hold the West Gonzales Farm in fee simple through our wholly owned subsidiary West Gonzales Road Oxnard, LLC. On August 23, 2010, Moss & Associates, an independent certified general real estate appraiser, concluded that the “as is” value of the property was

$44.0 million. We currently lease 501 acres, including a cooler facility, a box barn, and other buildings, to Dole on a triple net lease basis under a lease that expires on December 31, 2013. The remaining property is currently considered not suitable for farming. The lease contains a provision for market rental increases at specified intervals, at which time Dole and we will mutually agree on the adjusted rent payments. Dole also pays taxes, insurance and maintenance on this property. During 2011, we earned gross rental income on this property of $2.0 million, which translates into a current cash yield on the property of 5.0% based on the current appraised value of the Farm.

We also lease a small portion of the West Gonzales Farm to an oil company that is not a material part of our current or contemplated operations and from which we receive approximately $25,000 in annual rental income.

The West Gonzales Farm is pledged as collateral for our mortgage loan with MetLife. For a description of the loan from MetLife, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources — MetLife Mortgage Loan.” Currently, we believe that we carry adequate insurance on the property, and our tenant is also required to carry insurance on the property. We have no immediate plans to improve the property.

West Beach Farms

We acquired the West Beach Farms, consisting of three separate farms totaling 198 acres of farmland in Watsonville, California, in January 2011, for a purchase price of approximately $8.5 million. We hold the West Beach Farms in fee simple through our wholly owned subsidiary West Beach Street Watsonville, LLC. On April 5, 2012, Nicholson & Company, an independent certified general real estate appraiser, concluded that the collective “as is” value of the properties was $8.5 million. We currently lease these farms to two separate independent farmers under one triple net lease that expires on October 31, 2013. The tenants also pay taxes, insurance and maintenance on this property. The lease provides for annual straight-line rents of approximately $424,000. The current cash yield on the property is 5.0% based on our recent purchase price.

The West Beach Farms are also pledged as collateral for our mortgage loan with MetLife. Currently, we believe that we carry adequate insurance on the property, and our tenants are also required to carry insurance on the property. We have no immediate plans to improve the property.

Dalton Lane Farm

We acquired the Dalton Lane Farm, consisting of 72 acres in Watsonville, California, in July 2011 for a purchase price of approximately $2.8 million. We hold the Dalton Lane Farm in fee simple through our wholly owned subsidiary Dalton Road Watsonville, LLC. On June 16, 2011, Nicholson & Company, an independent certified general real estate appraiser, concluded that the “as is” value of the property was $2.8 million. We currently lease this farm to Dutra Farms on a net lease basis under a lease that expires on November 1, 2015. The tenant also pays taxes, insurance and maintenance on this property. The lease provides for annual straight-line rents of approximately $152,000. The current cash yield on the property is 5.4% based on our recent purchase price.

The Dalton Lane Farm is also pledged as collateral for our mortgage loan with MetLife. Currently, we believe that we carry adequate insurance on the property, and our tenant is also required to carry insurance on the property. We have no immediate plans to improve the property.

Keysville Road Farms

We acquired the Keysville Road Farms, consisting of two farms totaling 59 acres in Plant City, Florida, in October 2011 for a purchase price of approximately $1.2 million. We hold the Keysville Road Farms in fee simple through our wholly owned subsidiary Keysville Road Plant City, LLC. On August 26, 2011, McGrath,

Alderman & Associates, Inc., an independent certified general real estate appraiser, concluded that the collective “as is” value of the properties was $1.4 million. We currently lease these farms to an independent farmer on a net lease basis under a lease that expires on July 1, 2016. The tenant also pays taxes, insurance and maintenance on this property. The lease provides for annual straight-line rents of approximately $68,000. The current cash yield on the property is 5.0% based on our recent purchase price.

The Keysville Road Farms are also pledged as collateral for our mortgage loan with MetLife. Currently, we believe that we carry adequate insurance on the property, and our tenant is also required to carry insurance on the property. We have no immediate plans to improve the property.

The table below sets forth information, as of June 30, 2012, regarding our current portfolio of properties.

Property Name and Location	Purchase Price	Current Appraised Value	Seller	Tenant	Total Acres/ Approximate Leased Acres	2012 Base Cash Rent(1)(2)	2011 Annual Base Cash Rent(2)(3)	Lease Expiration	Crop Type
San Andreas	$4,400,000	$9,600,000	Monsanto Co.	Dole	306/237	$215,828	$431,655	12/31/2014	Fresh Fruits and Vegetables
West Gonzales	9,900,000	44,000,000	McGrath Family	Dole	653/501	1,094,262	2,013,111	12/31/2013	Fresh Fruits and Vegetables
West Beach	8,500,000	8,500,000	Dresden Spring, LLC	2 Independent Farmers	198/195	211,801	423,604	10/31/2013	Fresh Fruits and Vegetables
Dalton Lane	2,800,000	2,800,000	Salesian Society	Independent Farmer	72/70	75,569	145,287	11/1/2015	Fresh Fruits and Vegetables
Keysville Road	1,200,000	1,200,000	Lloyd Farms	Independent Farmer	59/50	30,000	60,000	7/1/2016	Fresh Fruits and Vegetables

Total	$26,800,000	$66,100,000			1,288/1,053	$1,627,459	$3,073,657		\

(1)	Represents cash rent for the six months ended June 30, 2012.
(2)	Base Rent for the West Gonzales farm includes rent on a cooler and box barn and a surface area lease agreement that are all leased separately from the farmland.
(3)	2011 Annualized Base Rent calculated as if all properties had been owned for the full year.

Average Rent Per Acre

San Andreas Farm

The following table summarizes the average annual effective rent per acre, which is determined by dividing annual rental revenue by total leased acreage, for our San Andreas Farm:

	2012(3)	2011	2010	2009		2008	2007
Annual rental revenue(1)(2)	$431,655	$431,655	$405,000	$	405,000	$405,000	$405,000
Total leased acreage	237	237	237		237	237	237
Annual rental per acre	–$1,821	$1,821	$1,708	$	1,708	$1,708	$1,708

(1)	The tenant did not receive any tenant concessions or abatements for the periods presented.
(2)	We did not receive tenant expense reimbursements from the tenant on this property for the periods presented.
(3)	For purposes of this table, the rental income is the annualized amount, based on the base rent received for the six months ended June 30, 2012.

West Gonzales Farm

The following table summarizes the average annual effective rent per acre, which is determined by dividing annual rental revenue by total leased acreage, for our West Gonzales Farm:

	2012(4)	2011	2010	2009	2008	2007
Annual rental revenue(1)(2)	$2,181,510	$2,002,301	$1,988,268	$1,988,268	$1,988,268	$1,988,268
Total leased acreage(3)	501	501	501	501	501	501
Annual rental per acre	$4,354	$3,997	$3,977	$3,977	$3,977	$3,977

(1)	The tenant did not receive any tenant concessions or abatements for the periods presented.
(2)	We did not receive tenant expense reimbursements from the tenant on this property for the periods presented.
(3)	As described above, the leased acreage includes a cooler facility and a box barn structure that are leased separately from the farmland. The stated rent in the lease for the farmable land is approximately $3,000 per acre.
(4)	For purposes of this table, the rental income is the annualized amount, based on the base rent received for the six months ended June 30, 2012.

West Beach Farms

The following table summarizes the average annual effective rent per acre, which is determined by dividing annual rental revenue by total leased acreage, for our West Beach Farms:

	2012(3)	2011(4)
Annualized rental revenue(1)(2)	$423,602	$423,602
Total leased acreage	195	195
Annual rental per acre	$2,172	$2,172

(1)	The tenants did not receive any tenant concessions or abatements for the periods presented.
(2)	We did not receive tenant expense reimbursements from the tenant on this property for the periods presented.
(3)	For 2012 , the rental income is the annualized amount, based on the base rent received for the six months ended June 30, 2012.
(4)	For 2011, the rental income is the annualized amount for the West Beach Farms, based on the contractual monthly rental rate set forth in the lease, as we did not own the farms for the full year.

Dalton Lane Farm

The following table summarizes the average annual effective rent per acre, which is determined by dividing annual rental revenue by total leased acreage, for our Dalton Lane Farm:

	2012(3)	2011(4)
Annualized rental revenue(1)(2)	$145,650	$153,248
Total leased acreage	70	70
Annual rental per acre	$2,081	$2,189

(1)	The tenant did not receive any tenant concessions or abatements for the periods presented.
(2)	We did not receive tenant expense reimbursements from the tenant on this property for the periods presented.
(3)	For 2012, the rental income is the annualized amount, based on the base rent received for the six months ended June 30, 2012.
(4)	For 2011, the rental income is the annualized amount for the Dalton Lane Farm, based on the contractual monthly rental rate set forth in the lease, as we did not own the farm for the full year.

Keysville Road Farms

The following table summarizes the average annual effective rent per acre, which is determined by dividing annual rental revenue by total leased acreage, for our Keysville Road Farms:

	2012(3)	2011(4)
Annualized rental revenue(1)(2)	$68,335	$68,335
Total leased acreage	50	50
Annual rental per acre	$1,367	$1,367

(1)	The tenant did not receive any tenant concessions or abatements for the periods presented.
(2)	We did not receive tenant expense reimbursements from the tenant on this property for the periods presented.
(3)	For 2012, the rental income is the annualized amount, based on the base rent received for the six months ended June 30, 2012.
(4)	For 2011, the rental income is the annualized amount for the Keysville Road Farms, based on the contractual monthly rental rate set forth in the lease, as we did not own the farms for the full year.

Lease Expiration

The following table sets forth information regarding lease expirations for our current properties:

Lease Expiration Table
Lease Expiration Year	Number of Expiring Leases	Expiring Leased Acreage	Expiring Annual Cash Rent(1)	% of Total Annual Rent
2012	0	0	$—	0.0%
2013	2	851	2,612,126	80.2%
2014	1	306	431,655	13.3%
2015	1	72	153,248	4.7%
2016	1	59	60,000	1.8%

Total	5	1,288	$3,257,029	100.0%

(1)	Expiring annual cash rent is the cash rent expiring in each lease expiration year.

OUR REAL ESTATE EXPERIENCE

The information contained in this section shows summary information concerning the REITs with which Mr. Gladstone was involved in the past and Gladstone Commercial, a publicly traded REIT that is managed by our Adviser. The purpose of providing this information is to enable investors to further evaluate the experience of our Adviser in real estate programs. The following summary is intended to briefly summarize the objectives and performance of the prior real estate programs of Mr. Gladstone and our Adviser and to disclose any material adverse business developments affecting those programs.

During the years 2007-2008, the economic recession had a significant adverse impact on the real estate market. Annual returns on the NAREIT All REIT Index (which measures the performance of the more than 150 publicly traded REITs in the United States) were (17.8)% and (37.3)% in 2007 and 2008, respectively. We expect that our business will be affected by similar cyclical market conditions from time to time. Accordingly, no assurance can be made that Gladstone Land or any other programs by Mr. Gladstone, our Adviser or their affiliates will ultimately be successful in meeting their investment objectives. For additional information regarding the risks relating to Gladstone Land, see the “Risk Factors” section of this prospectus. For additional information regarding the prior performance of the programs described below, see “Appendix A — Prior Performance Table.”

Mr. Gladstone’s Real Estate Experience

From 1997 to 2004 Mr. Gladstone, our chairman and chief executive officer, owned Coastal Berry, one of the largest strawberry producers in the United States. In 2004 Mr. Gladstone sold Coastal Berry to Dole but retained the two farms that we currently rent to Dole. Mr. Gladstone has a number of relationships in the farming areas of California. Since selling Coastal Berry, Mr. Gladstone has been a farm owner in California and Florida and has been developing our company into a REIT for agricultural land. He is the sole owner of our company.

Since 2003, Mr. Gladstone has been the chairman and chief executive officer of Gladstone Commercial. A discussion of Gladstone Commercial’s real estate activities is described below under “Our Adviser’s Real Estate Experience.”

From 1992 until 1997, Mr. Gladstone served as chief executive officer of two REITs, Allied Capital Commercial Corporation, or Allied Capital Commercial, and Business Mortgage Investors, Inc., or Business Mortgage Investors. Allied Capital Commercial was a publicly held commercial mortgage REIT, and Business Mortgage Investors was a privately held commercial mortgage REIT. Each of these REITs was managed, from its inception through 1997, by Allied Capital Advisers, Inc., or Allied Capital Advisers, a publicly held investment adviser for whom Mr. Gladstone served as chairman and chief executive officer until 1997. These two REITs co-invested with one another and therefore had substantially similar investment portfolios. With respect to individual mortgage loans, Allied Capital Commercial would provide an average of approximately 75% of the funding and Business Mortgage Investors would provide an average of approximately 25% of the funding. As mortgage REITs, each of these companies had investment strategies that were different from our triple net leasing strategy. Mortgage REITs typically produce different returns to investors than triple net equity REITs like us, and the timing of such returns may be different than the timing of distributions from triple net equity REITs.

The initial amount of funds Allied Capital Commercial raised from investors was approximately $178 million before customary underwriters’ discount of 7% of the gross offering proceeds. Allied Capital Commercial had approximately 16,800 beneficial stockholders at the time that the company was merged into Allied Capital Corporation in 1997. The assets on the books of Allied Capital Commercial at the time it was merged into Allied Capital were approximately $370 million. The total amount of funds raised from investors by Business Mortgage Investors was approximately $30 million after offering costs, and 10 investors held approximately 99% of the economic interests in the REIT. The maximum amount of invested assets for Business Mortgage Investors was approximately $60 million.

As of December 31, 1996, the end of the last fiscal year in which Mr. Gladstone was affiliated with them, the aggregate invested assets of Allied Capital Commercial and Business Mortgage Investors totaled approximately $400 million. Of this amount, approximately 39% was invested in mortgage loans secured by hotels, approximately 25% was invested in loans secured by office buildings, approximately 12% was invested in loans secured by retail operations and approximately 6% was invested in loans secured by warehouses. As of December 31, 1996, the real estate securing the loans held by these REITs was located in the following regions of the United States: Northeast, 20%; Southeast, 40%; Central, 3%; Southwest, 14% and West, 17%.

Allied Capital Advisers earned advisory and management fees that approximated 2.5% of the invested assets and 0.5% of the interim investments, cash and cash equivalents of Allied Capital Commercial and Business Mortgage Investors.

Due to the substantially different nature of an investment in our common stock, there can be no assurance that Gladstone Land will achieve the same or similar investment performance results as were achieved by Mr. Gladstone during his time managing these two REITs.

Our Adviser’s Real Estate Experience

Our Adviser serves as the adviser to Gladstone Commercial Corporation (NASDAQ: GOOD), which is a publicly held REIT that was formed to net lease commercial and industrial real property and selectively make mortgage loans secured by industrial and commercial real property. Gladstone Commercial completed its initial public offering in August 2003, raising an aggregate of approximately $105 million in net proceeds. Gladstone Commercial completed two follow on offerings of its common stock during 2011, raising total net proceeds of $37.0 million. Gladstone Commercial completed public offerings of its preferred stock in January 2006 and October 2006, raising an aggregate of approximately $51.1 million in net proceeds. Gladstone Commercial also completed an offering of its newly designated 7.125% Series C Cumulative Term Preferred Stock in January 2012, raising $36.8 million in additional net proceeds. Gladstone Commercial has approximately 8,800 beneficial stockholders. As of December 31, 2011, Gladstone Commercial had approximately $453 million in assets. To date, Gladstone Commercial has purchased 76 industrial, commercial and retail properties, 3 of which were subsequently sold, and has made two mortgage loans, both of which have been repaid in full.

Our Adviser will provide, upon request, for no fee, the most recent Annual Report on Form 10-K filed with the SEC by Gladstone Commercial and, for a reasonable fee, the exhibits to that report.

Our Adviser and Administrator

Our Adviser is led by a management team with extensive experience in our lines of business. Our Adviser is controlled by David Gladstone, our chairman and chief executive officer. Mr. Gladstone is also the chairman and chief executive officer of our Adviser. Terry Lee Brubaker, our vice chairman, chief operating officer, secretary and director, is a member of the Board of Directors of our Adviser and its vice chairman and chief operating officer. George Stelljes III, our president, chief investment officer and director, is a member of the Board of Directors of our Adviser and its president and chief investment officer. Gladstone Administration, LLC, which we refer to as our Administrator, is an affiliate of our Adviser and employs our chief financial officer and treasurer, chief compliance officer, internal counsel, investor relations officer and their respective staffs.

Our Adviser and Administrator also provide investment advisory and administrative services to our affiliates, Gladstone Capital, Gladstone Commercial and Gladstone Investment. Each of our executive officers, other than Ms. Jones, serves as either a director or executive officer, or both, of Gladstone Capital, Gladstone Commercial and Gladstone Investment. In the future, our Adviser may provide investment advisory and administrative services to other funds, both public and private.

Payment to Our Adviser

Our management fee structure has been structured to incentivize our Adviser to make long-term, income-oriented investments. Unlike some other REITs, we do not pay fees to our Adviser when we buy, sell or lease properties. In addition to a base management fee based on our adjusted stockholders’ equity, which will exclude the uninvested cash proceeds of this offering during 2012 and 2013, we will pay quarterly incentive fees based on our pre-incentive fee FFO. Since will we pay distributions to stockholders from FFO, we believe it is important to incentivize our Adviser to consistently generate FFO for us.

OUR STRUCTURE

The following diagram depicts our ownership structure upon completion of this offering. Our Operating Partnership will own our real estate investments directly or indirectly, in some cases through special purpose entities that we may create in connection with the acquisition of real property.

Competition

Competition to our efforts to acquire farmland can come from many different entities. Developers, municipalities, individual farmers, agriculture corporations, institutional investors and others compete for farmland acreage. Other investment firms that we might compete directly against could include agricultural investment firms such as Hancock Agricultural Investment Group, or Hancock, Prudential Agricultural Investments, or Prudential, and UBS Agrivest LLC, or UBS Agrivest. These firms engage in the acquisition, asset management, valuation and disposition of farmland properties. In addition to competition for direct investment in farmland we also expect to compete for mortgages with many local and national banks such as Rabobank, N.A., Bank of America, N.A., Wells Fargo Foothill, Inc., and others.

Legal Proceedings

We are not currently subject to any material legal proceedings nor, to our knowledge, is any material legal proceeding threatened against us.

Our Corporate Information

Our executive offices are located at 1521 Westbranch Drive, Second Floor, McLean, Virginia 22102. Our telephone number at our executive offices is (703) 287-5800. We also maintain an office at 400 Continental Boulevard, Suite 600, El Segundo, California 90245. Our corporate website is www.GladstoneLand.com. The information contained on, or accessible through, our website is not incorporated into this prospectus.

Employees

We do not currently have any employees and do not expect to have any employees in the foreseeable future. Currently, services necessary for our business are provided by individuals who are employees of our Adviser and our Administrator pursuant to the terms of the Advisory Agreement and the Administration Agreement, respectively. Each of our executive officers is an employee or officer, or both, of our Adviser or our Administrator. No employee of our Adviser or our Administrator will dedicate all of his or her time to us. However, we expect that approximately 10% of the full-time employees of our Adviser and our Administrator will spend substantial time on our matters during calendar year 2012. To the extent that we acquire more investments, we anticipate that the number of employees of our Adviser and our Administrator who devote time to our matters will increase and the number of our Adviser’s employees working out of local offices, if any, where we buy land will also increase.

As of June 30, 2012, our Adviser and our Administrator collectively had 56 full-time employees. A breakdown of these employees is summarized by functional area in the table below:

Number of Individuals	Functional Area
9	Executive Management
34	Investment Management, Portfolio Management and Due Diligence
13	Administration, Accounting, Compliance, Human Resources, Legal and Treasury

Government Regulation

Farming Regulation

The farmland that we own and intend to acquire is subject to regulation by state, county and federal governments, including regulations involving usage, water rights, treatment methods, disturbance, environmental and eminent domain.

Farmland is principally subject to environmental regulations. Each governmental jurisdiction has its own distinct environmental regulations governing the use of farmland. Primarily, these regulations seek to regulate water usage and water runoff. These focused regulations result from the fact that water can be in limited supply, and this is the case in certain locations in California and Florida. In addition, runoff of water coming from rain or from water pumped from underground is governed by regulations from state, county and federal governments. Additionally, if any of the water used on our farms flows to any rivers, ponds or the ocean, then there are specific regulations governing the amount of sediment and pesticides that such water may contain.

Each of our six farms located within California and our two farms located within Florida have their own wells, which currently provide sufficient amounts of water necessary for our farming operations at each location. However, should the need arise for additional wells from which to obtain water, we would be required to obtain additional permits prior to drilling such wells. Permits for drilling water wells are required by state and county regulations, and such permits may be difficult to obtain due to the limited supply of water within the farming districts of California and other reasons. We believe that we maintain our six California and our two Florida farms in compliance with all applicable state, county and federal environmental regulations.

In addition to the regulation of water usage and water runoff, state, county and federal governments also seek to regulate the type, quantity and method of use of chemicals in growing crops. For example, when farmland is located near residential housing, the spraying of crops on the farmland may only occur on windless days and the spray may not be used on plants that are specific distances from homes. Further, recent regulations have strictly forbidden the use of certain chemicals, while the use of others has been significantly limited. A permit must be obtained from each governmental authority before most chemicals can be used on farmland and crops, and reports on the usage of such chemicals must be submitted pursuant to the terms of the specific permits. Failure to obtain such permits or to comply with the terms of such permits could result in fines and imprisonment.

The use of farmland in California, Florida and other jurisdictions is also subject to regulations governing the protection of endangered species. When farmland borders, or is in close proximity to, national parks, protected natural habitats or wetlands, the farming operations on such properties must comply with regulations related to the use of chemicals and avoid disturbing the habitat, wetlands or other protected areas.

In addition to environmental regulations, state, county and federal governments also have various regulations governing labor practices used in connection with farming operations. For example, these regulations seek to provide for minimum wages and minimum and maximum work hours, as well as to restrict the hiring of illegal immigrants.

Real Estate Industry Regulation

Generally, the ownership and operation of real properties is subject to various laws, ordinances and regulations, including regulations relating to zoning, land use, water rights and the handling of waste water and lien sale rights and procedures. Changes in any of these laws or regulations, such as the Comprehensive Environmental Response and Compensation Liability Act, or CERCLA, could increase the potential liability for environmental conditions or circumstances existing or created by tenants or others on properties, and laws affecting upkeep, safety and taxation requirements may result in significant unanticipated expenditures, loss of our properties or other impairments to operations, any of which would adversely affect our cash flows from operating activities.

Our property management activities, to the extent we are forced to engage in them due to lease defaults by tenants or vacancies on certain properties, will likely be subject to state real estate brokerage laws and regulations as determined by the particular real estate commission for each state.

Environmental Matters

Our operations are subject to federal, state and local environmental laws and regulations, including laws relating to water, air, solid waste and hazardous substances and the requirements of the federal Occupational Safety and Health Act and comparable state statutes relating to the health and safety of our employees. Although we believe that we are in material compliance with these requirements, there can be no assurance that we will not incur significant costs, civil and criminal penalties, and liabilities, including those relating to claims for damages to property, resulting from our operations or the operations of our tenants. We intend to periodically conduct regular and internal and independent third-party audits of our properties to monitor compliance with these laws and regulations.

Insurance

Under the terms and conditions of the leases on our current properties, tenants are generally required, at the tenant’s expense, to obtain and keep in full force during the term of the lease, liability and property damage insurance policies. These policies include liability coverage for bodily injury and property damage arising out of the ownership, use, occupancy or maintenance of the properties and all of their appurtenant areas.

MANAGEMENT

Our business and affairs are managed under the direction of our Board of Directors. Our Board has retained our Adviser to manage our day-to-day real estate operations, and the acquisition and disposition of investments, subject to our Board’s oversight. We currently have three directors and we intend to expand the Board prior to the completion of this offering to nine members. Our Board of Directors elects our officers, who serve at the discretion of our Board of Directors. The address of each of our executive officers and directors is c/o Gladstone Land Corporation, 1521 Westbranch Drive, Second Floor, McLean, Virginia 22102.

Our Directors and Executive Officers

Our directors and executive officers and their positions are as follows:

Name	Age	Office
David Gladstone	70	Chairman of our Board of Directors and Chief Executive Officer(3)
George Stelljes III	50	President, Chief Investment Officer and Director
Terry Brubaker	68	Vice Chairman of our Board of Directors and Chief Operating Officer(3)
Danielle Jones	35	Chief Financial Officer
Michela A. English	62	Director(2)(5)(6)
Anthony W. Parker	66	Director(2)(3)(5)(6)
Paul W. Adelgren	69	Director(1)(4)(5)(6)
John Outland	66	Director(1)(4)(5)(6)
John Reilly	69	Director (2)(5)(6)
Terry Earhart	69	Director (1)(4)(5)(6)

(1)	Member of the Compensation Committee.
(2)	Member of the Audit Committee.
(3)	Member of the Executive Committee.
(4)	Member of the Ethics, Nominating and Corporate Governance Committee.
(5)	Has agreed to join the Board prior to the completion of this offering.
(6)	Independent.

The following is a summary of certain biographical information concerning our directors and executive officers, many of whom also serve as directors and executive officers of our Adviser, and as the managing directors and principals of our Adviser:

David Gladstone. Mr. Gladstone, age 70, is our founder and has served as chief executive officer and chairman of the Board of Directors since our inception in 1997. Mr. Gladstone is also the founder of our Adviser and has served as chief executive officer and chairman of the board of directors of our Adviser since its inception. Mr. Gladstone also founded and serves as the chief executive officer and chairman of the board of directors of our affiliates Gladstone Capital Corporation (NASDAQ: GLAD), Gladstone Investment Corporation (NASDAQ: GAIN) and Gladstone Commercial Corporation (NASDAQ: GOOD). Prior to founding Gladstone Capital, Gladstone Investment and Gladstone Commercial, Mr. Gladstone served as either chairman or vice chairman of the board of directors of American Capital, Ltd. (NASDAQ: ACAS), a publicly traded leveraged buyout fund and mezzanine debt finance company, from 1997 to 2001. From 1974 to 1997, Mr. Gladstone held various positions, including chairman and chief executive officer, with Allied Capital Corporation (NYSE: ALD), Allied Capital Corporation II, Allied Capital Lending Corporation and Allied Capital Advisers, a registered investment adviser that managed the Allied companies. The Allied companies were the largest group of publicly-traded mezzanine debt funds in the United States and were managers of two private venture capital limited partnerships. From 1991 to 1997, Mr. Gladstone served as either chairman of the board of directors or president of Allied Capital Commercial Corporation, a publicly traded REIT that invested in real estate loans to small and medium-sized businesses, managed by Allied Capital Advisers, Inc. He managed the growth of Allied Capital Commercial from no assets at the time of its initial public offering to $385 million in assets at the time it merged into Allied Capital Corporation in 1997. From 1992 to 1997, Mr. Gladstone served as a director, president and chief executive officer of Business Mortgage Investors, a privately held mortgage REIT managed by Allied Capital Advisers, which invested in loans to small and medium-sized businesses. Mr. Gladstone is also a past director of Capital Automotive REIT, a real estate investment trust that purchases and net leases real estate to automobile dealerships. Mr. Gladstone served as a director of The Riggs National Corporation (the parent of Riggs Bank) from 1993 to May 1997 and of Riggs Bank from 1991 to 1993. He has served as a trustee of The George Washington University and currently is a trustee emeritus. He is a past member of the Listings and Hearings Committee of the National Association of Securities Dealers, Inc. He is a past member of the Advisory committee to the Women’s Growth Capital Fund, a venture capital firm that finances women-owned small businesses. Mr. Gladstone was the founder and managing member of The Capital Investors, LLC, a group of angel investors, and is currently a member emeritus. Mr. Gladstone holds a MBA from the Harvard Business School, a MA from American University and a BA from the University of Virginia. Mr. Gladstone has co-authored two books on financing for small and medium-sized businesses, Venture Capital Handbook and Venture Capital Investing . Mr. Gladstone grew up on a farm in Virginia.

Mr. Gladstone was selected to serve as a director on our Board, and to be nominated to serve another directorship term, due to the fact that he is our founder and has greater than thirty years of experience in the industry, including his past service as our chairman and chief executive officer since our inception.

George Stelljes III. Mr. Stelljes, age 50, has served as our president, chief investment officer and director since 2007. He also served as Gladstone Commercial’s chief investment officer from its inception in 2003 and its executive vice president from its inception through July 2007, when he assumed the duties of president and was appointed as a director. He also served as the executive vice president of Gladstone Capital (from 2002 to April 2004) and has been its chief investment officer since September 2002 and its president since April 2004. Mr. Stelljes also served on Gladstone Capital’s board of directors from August 2001 through September 2002 and then rejoined its board in July 2003 and remains a director today. He has served as the president, chief investment officer, and a director of Gladstone Investment since its inception in June 2005 and assumed the duties of co-vice chairman in April 2008. Mr. Stelljes has served as chief investment officer and as a director of Gladstone Management since May 2003 and was its executive vice president from May 2003 through February 2006, when he assumed the duties of president. Prior to joining us, Mr. Stelljes served as a managing member of St. John’s Capital, a vehicle used to make private equity investments. From 1999 to 2001, Mr. Stelljes was a co-founder and managing member of Camden Partners, a private equity firm which finances high growth companies in communications, education, healthcare and business services sectors. From 1997 to 1999, Mr. Stelljes was a managing director and partner of Columbia Capital, a venture capital firm focused on investments in communications and information technology. From 1989 to 1997, Mr. Stelljes held various positions, including executive vice president and principal, with Allied Capital Corporation (NYSE: ALD), Allied Capital Corporation II, Allied Capital Lending Corporation and Allied Capital Advisors, Inc., a registered investment adviser that managed the Allied companies, which were the largest group of publicly-traded mezzanine debt funds in the United States and were managers of two private venture capital limited partnerships. From 1991 to 1997, Mr. Stelljes served either as senior vice president or executive vice president of Allied Capital Commercial Corporation, a publicly traded REIT that invested in real estate loans to small and medium-sized businesses, managed by Allied Capital Advisors, Inc. From 1992 to 1997, Mr. Stelljes served as a senior vice president or executive vice president of Business Mortgage Investors, a privately held mortgage REIT managed by Allied Capital Advisors, which invested in real estate loans to small and medium-sized businesses. Mr. Stelljes currently serves as a general partner and investment committee member of Patriot Capital and Patriot Capital II private equity funds and on the board of Intrepid Capital Management, a money management firm. He is also a former board member and regional president of the National Association of Small Business Investment Companies. Mr. Stelljes holds an MBA from the University of Virginia and a BA in Economics from Vanderbilt University.

Mr. Stelljes was selected to serve as a director on our Board due to his more than twenty years of experience in the investment analysis, management, and advisory industries.

Terry Lee Brubaker. Mr. Brubaker, age 68, has served as our chief operating officer and vice chairman of the Board of Directors since 2007. He also served as Gladstone Commercial’s chief operating officer, secretary and a director since its inception in 2003 and as president from its inception through July 2007, when he assumed the duties of vice chairman. Mr. Brubaker has also served as the chief operating officer, secretary and director of Gladstone Management since its inception in 2003. He also served as president of Gladstone Management from its inception until assuming the duties of vice chairman in February 2006. Mr. Brubaker has served as the chief operating officer, secretary and a director of Gladstone Capital since May 2001. He also served as president of Gladstone Capital from May 2001 through April 2004, when he assumed the duties of vice chairman. Mr. Brubaker has also been the vice chairman, chief operating officer, secretary and a director of Gladstone Investment since its inception in June 2005. In March 1999, Mr. Brubaker founded and, until May 1, 2003, served as chairman of Heads Up Systems, a company providing processing industries with leading edge technology. From 1996 to 1999, Mr. Brubaker served as vice president of the paper group for the American Forest & Paper Association. From 1992 to 1995, Mr. Brubaker served as president of Interstate Resources, a pulp and paper company. From 1991 to 1992, Mr. Brubaker served as president of IRI, a radiation measurement equipment manufacturer. From 1981 to 1991, Mr. Brubaker held several management positions at James River Corporation, a forest and paper company, including vice president of strategic planning from 1981 to 1982, group vice president of the Groveton Group and Premium Printing Papers from 1982 to 1990 and vice president of human resources development in 1991. From 1976 to 1981, Mr. Brubaker was strategic planning manager and marketing manager of white papers at Boise Cascade. Previously, Mr. Brubaker was a senior engagement manager at McKinsey & Company from 1972 to 1976. Prior to 1972, Mr. Brubaker was a U.S. Navy fighter pilot. Mr. Brubaker holds an MBA from the Harvard Business School and a BSE from Princeton University.

Mr. Brubaker was selected to serve as a director on our Board due to his more than thirty years of experience in various mid-level and senior management positions at several corporations.

Danielle Jones. Ms. Jones, age 35, was appointed to serve as our chief financial officer in December 2008. Ms. Jones has also served as chief financial officer for Gladstone Commercial since December 2008. Since July 2004, Ms. Jones has served us in various accounting capacities (senior accountant, accounting manager, and, most recently, Controller). From January 2002 to June 2004, Ms. Jones was employed by Avalon Bay Communities, where she worked in the corporate accounting division. Ms. Jones received a B.B.A. in accounting from James Madison University and is a licensed CPA with the Commonwealth of Virginia.

Michela A. English. Ms. English, age 62, has agreed to become a director prior to the completion of this offering. Ms. English has served as President and CEO of Fight for Children, a non-profit charitable organization focused on providing high-quality education and health care services to underserved youth in Washington, D.C., since 2006. Ms. English has also been a director of Gladstone Capital since June 2002, a director of Gladstone Commercial since August 2003, and a director of Gladstone Investment since June 2005. From March 1996 to March 2004, Ms. English held several positions with Discovery Communications, Inc., including president of Discovery Consumer Products, president of Discovery Enterprises Worldwide and president of Discovery.com. From 1991 to 1996, Ms. English served as senior vice president of the National Geographic Society and was a member of the National Geographic Society’s Board of Trustees and Education Foundation Board. Prior to 1991, Ms. English served as vice president, corporate planning and business development for Marriott Corporation and as a senior engagement manager for McKinsey & Company. Ms. English currently serves as director of the Educational Testing Service (ETS), as a director of D.C. Preparatory Academy, a director of the District of Columbia Public Education Fund, a director of the Society for Science and the Public, a director of the National Women’s Health Resource Center, a member of the Advisory Board of the Yale University School of Management, and as a member of the Virginia Institute of Marine Science Council. Ms. English is an emeritus member of the board of Sweet Briar College. Ms. English holds a Bachelor of Arts in International Affairs from Sweet Briar College and a Master of Public and Private Management degree from Yale University’s School of

Management. Ms. English was selected to serve as an independent director on our Board due to her greater than twenty years of senior management experience at various corporations and non-profit organizations.

Anthony W. Parker. Mr. Parker, age 66, has agreed to become a director prior to the completion of this offering. Mr. Parker has also been a director of Gladstone Capital since August 2001, a director of Gladstone Commercial since August 2003, and a director of Gladstone Investment since June 2005. Mr. Parker founded Parker Tide Corp., or Parker Tide, formerly known as Snell Professional Corp., in 1997. Parker Tide is a government contracting company providing mission critical solutions to the U.S. government. From 1992 to 1996, Mr. Parker was chairman of Capitol Resource Funding, Inc., a commercial finance company with offices in Dana Point, California and Arlington, Virginia. Mr. Parker practiced corporate and tax law for over 15 years — from 1980 to 1983 at Verner, Liipfert, Bernhard & McPherson, and in private practice from 1983 to 1992. Mr. Parker is currently the sole stockholder of Parker & Associates, P.C., a law firm. From 1973 to 1977 Mr. Parker served as executive assistant to the administrator of the U.S. Small Business Administration. Mr. Parker is a director of Naval Academy Sailing Foundation, a non-profit organization located in Annapolis, MD. Mr. Parker received his J.D. and Masters in Tax Law from Georgetown Law Center and his undergraduate degree from Harvard College.

Mr. Parker was selected to serve as an independent director on our Board due to his expertise and experience in the field of corporate taxation. Mr. Parker’s knowledge of corporate tax was instrumental in his appointment to the chairmanship of our Audit Committee.

Paul W. Adelgren. Mr. Adelgren, age 69, has agreed to become a director prior to the completion of this offering. Since 1997, Mr. Adelgren has served as the pastor of Missionary Alliance Church. From 1991 to 1997, Mr. Adelgren was pastor of New Life Alliance Church. From 1988 to 1991, Mr. Adelgren was the comptroller, treasurer, and vice president for finance and materials of Williams & Watts, Inc., a logistics management and procurement business located in Fairfield, NJ. Prior to Joining Williams & Watts, Mr. Adelgren served in the United States Navy, where he served in a number of capacities, including as the director of the Strategic Submarine Support Department, SPCC Mechanicsburg, Pennsylvania, as an executive officer at the Naval Supply Center, Charleston, South Carolina, and as the director of the Joint Uniform Military Pay System, Navy Finance Center. He is a retired Navy Captain. Mr. Adelgren has also been a director of Gladstone Capital since January 2003, a director of Gladstone Commercial since August 2003, and a director of Gladstone Investment since June 2005. Mr. Adelgren holds an MBA from Harvard University and a BA from the University of Kansas.

Mr. Adelgren was selected to serve as an independent director on our Board due to his strength and experience in ethics, which also led to his appointment to the chairmanship of our Ethics, Nominating and Corporate Governance Committee.

John Outland. Mr. Outland, age 66, has agreed to become a director prior to the completion of this offering. From March 2004 to June 2006, he served as vice president of Genworth Financial, Inc. From 2002 to March 2004, Mr. Outland served as a managing director for 1789 Capital Advisors, where he provided market and transaction structure analysis and advice on a consulting basis for multifamily commercial mortgage purchase programs. From 1999 to 2001, Mr. Outland served as vice president of mortgage-backed securities at Financial Guaranty Insurance Company where he was team leader for bond insurance transactions. In this capacity, he was responsible for sourcing business, coordinating credit, loan files, due diligence and legal review processes, and negotiating both structure and business issues. From 1993 to 1999, Mr. Outland was senior vice president for Citicorp Mortgage Securities, Inc., where he securitized non-conforming mortgage products. From 1989 to 1993, Mr. Outland was vice president of real estate and mortgage finance for Nomura Securities International, Inc., where he performed due diligence on and negotiated the financing of commercial mortgage packages in preparation for securitization. Mr. Outland has also been a director of Gladstone Capital since December 2003, a director of Gladstone Commercial since December 2003, and a director of Gladstone Investment since June 2005. Mr. Outland holds an MBA from Harvard Business School and a bachelor’s degree in Chemical Engineering from Georgia Institute of Technology.

Mr. Outland was selected to serve as an independent director on our Board due to his more than twenty years of experience in the real estate and mortgage industry, which also led to his appointment to the chairmanship of our Compensation Committee.

John Reilly. Mr. Reilly, age 69, has agreed to become a director prior to the completion of this offering. Mr. Reilly has served as a director of Gladstone Capital Corporation, Gladstone Commercial Corporation and Gladstone Investment Corporation since January 2011. Since 1987, he has served as President of Reilly Investment Corporation, where he provides advisory services to public and private companies, and financing and joint venture development. From March 1976 until April 1984, he served as Principal Stockholder, President and Chief Executive Officer of Reilly Mortgage Group, Inc., where he provided origination and construction lending and permanent loan placement of commercial real estate loans for institutional investors. In 1988, Mr. Reilly assumed the role of Chairman of Reilly Mortgage Group. In 1994, Stonehurst Ventures, L.P., purchased Reilly Mortgage Group, at which time, Mr. Reilly assumed the role of Executive Director of Stonehurst Ventures. From 1971 to 1976, Mr. Reilly served as Vice President of Walker & Dunlop, Inc. where he provided services for commercial loan originations, joint ventures, HUD programs and secondary marketing. From 1967 to 1969, Mr. Reilly served as a Research Engineer for Crane Company, and from 1964 to 1967 he served as a Supply Officer in the United States Navy. Mr. Reilly also currently serves a member of the Board of Directors of Beekman Helix India, and he is Co-Chairman of the Board of Directors for Community Preservation and Development Corporation. Mr. Reilly currently holds a D.C. Real Estate Broker License from 1973 until present. Mr. Reilly is a graduate of Mortgage Bankers School I, II and II and Income School I & II. Mr. Reilly holds a MBA from Harvard Business School and a BA and a BS degree in Mechanical Engineering from the University of Notre Dame.

Mr. Reilly was selected to serve as an independent director on our Board due to his expertise and wealth of experience in the real estate and mortgage industry.

Terry Earhart. Mr. Earhart, age 69, has agreed to become a director prior to completion of this offering. Mr. Earhart founded and, since 2005, has served as Executive Vice President and a member of the board of directors of Strategic Global Services Network, a non-governmental organization, or NGO, that has opened six schools, a medical clinic and facilitated the start-up of several micro enterprise businesses in Africa. From 1989 to 2011, Mr. Earhart was a professor of business information systems and management at Messiah College in Grantham, Pennsylvania, teaching courses in strategic management, finance and computers. He also served as Chair of the Faculty and Chair of the Management and Business Department at Messiah College. Mr. Earhart previously served on boards of directors of Jacksonville Navy Federal Credit Union (1981-1984), Navy Mutual Aid Society (1977-1979), Athens-Clarke Country Humane Society (1969-1971), and Navy Supply Corps Foundation (1969-1971). Mr. Earhart was also the founder of both Athens-Clarke Country Humane Society and Navy Supply Corps Foundation, which has distributed over three million dollars in scholarships. From 1964 to 1989, Mr. Earhart held several positions in the United States Navy, including Engineering Officer, Supply Officer, Comptroller, Director Inventory Control, Director of Navy Payroll, Director of Naval Weapons and Ammunition, and Director of Naval Software Development for Inventory Control Systems. During his career in the Navy he served on ships and naval stations throughout the world. He received numerous awards and medals during his distinguished career and he retired as Navy Captain to pursue his interest in teaching college. Mr. Earhart holds a MBA from Harvard Business School and a Bachelor of Science in Engineering from the U.S. Naval Academy.

Mr. Earhart was selected to serve as an independent director on our Board due to his experience and wealth of knowledge in enterprise management.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Composition of Our Board of Directors

Effective upon the closing of this offering, our directors will be divided into three classes. Each class will consist, as nearly as possible, of one-third of the total number of directors. One class will hold office initially for a term expiring at the first annual meeting of our stockholders following the completion of this offering, a second class will hold office initially for a term expiring at the second annual meeting of our stockholders following the completion of this offering, and a third class will hold office initially for a term expiring at the third annual meeting of our stockholders following the completion of this offering. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualified. The terms of Messrs. Gladstone, Adelgren and Outland will expire at the first annual meeting following the completion of this offering, the terms of Messrs. Stelljes and Parker and Ms. English will expire at the second annual meeting following the completion of this offering, and the terms of Messrs. Brubaker, Reilly and Earhart will expire at the third annual meeting following the completion of this offering. At each annual meeting of our stockholders, the class of directors whose terms expire at such meeting will be elected to hold office for a three-year term. Although the number of directors may be increased or decreased, a decrease shall not have the effect of shortening the term of any incumbent director.

Vacancies on Our Board of Directors

Any director may resign at any time and may be removed only with cause by the stockholders upon the affirmative vote of at least two-thirds of the shares then entitled to vote at an election of directors. The term “cause,” as used in this context, is not defined by the MGCL. As a result of this uncertainty, stockholders may not know what actions by a director may be grounds for removal.

A vacancy created by an increase in the number of directors or the death, resignation or removal of a director shall be filled by a vote of a majority of the remaining directors. A director elected by the Board to fill a vacancy in a class, including any vacancies created by an increase in the number of directors, shall serve for the remainder of the full term of that class and until the director’s successor is elected and qualified.

Independence of the Board of Directors

As required under the NASDAQ listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. The Board consults with our chief compliance officer and legal counsel to ensure that the Board’s determinations are consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of NASDAQ, as in effect time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and us, our senior management and our independent registered public accounting firm, the Board has affirmatively determined that the following six directors are independent directors within the meaning of the applicable NASDAQ listing standards: Messrs. Adelgren, Outland, Reilly, Earhart and Parker and Ms. English. In making this determination, the Board found that none of these directors had a material or other disqualifying relationship with us. Mr. Gladstone, the chairman of our Board of Directors and chief executive officer, Mr. Brubaker, our vice chairman and chief operating officer, and Mr. Stelljes, our president and chief investment officer, are not independent directors by virtue of their positions as our officers and/or their employment by our Adviser.

Meetings of the Board of Directors

The Board of Directors is expected to meet at least four times during each fiscal year. As required under applicable NASDAQ listing standards, which require regularly scheduled meetings of independent directors, our independent directors intend to meet at least four times in regularly scheduled executive sessions at which only independent directors will be present.

Corporate Leadership Structure

Since our inception, Mr. Gladstone has served as chairman of our Board of Directors and chief executive officer. The Board believes that our chief executive officer is best situated to serve as chairman because he is the director most familiar with our business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. In addition, Mr. Adelgren, one of our independent directors, shall serve as the lead director for all meetings of our independent directors to be held in executive session. The lead director has the responsibility of presiding at all executive sessions of the Board, consulting with the chairman and chief executive officer on Board and committee meeting agendas, acting as a liaison between management and the independent directors and facilitating teamwork and communication between the independent directors and management.

The Board believes the combined role of chairman and chief executive officer, together with an independent lead director, is in the best interests of our stockholders because it provides the appropriate balance between strategic development and independent oversight of management.

Our Board of Directors has four committees: an Audit Committee, a Compensation Committee, an Executive Committee and an Ethics, Nominating and Corporate Governance Committee. The following table shows the current composition of each of the committees of the Board of Directors:

Ethics, Nominating and
Name	Audit	Compensation	Executive	Corporate Governance
Paul W. Adelgren**		X		*X
Terry Lee Brubaker			X
Michela A. English	X
David Gladstone			*X
John H. Outland		*X		X
Anthony W. Parker	*X
George Stelljes III			X
John Reilly	X
Terry Earhart		X		X

*	Committee Chairperson
**	Lead Independent Director

Below is a description of each committee of the Board of Directors. All committees have the authority to engage legal counsel or other experts or consultants, as they deem appropriate to carry out their responsibilities. The Board of Directors has determined that each member of each committee meets the applicable NASDAQ rules and regulations regarding “independence” and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to us, other than with respect to the executive committee, for which there are no applicable independence requirements.

The Audit Committee

The Audit Committee of the Board of Directors oversees our corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. The Audit Committee evaluates the performance of and assesses the qualifications of our independent registered public accounting firm; determines and approves the engagement of our independent registered public accounting firm; determines whether to retain or terminate our existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; reviews and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our audit engagement team as required by law; confers with management and the independent registered public accounting firm regarding the effectiveness of internal controls over financial reporting; establishes procedures, as required under applicable law, for our receipt, retention and treatment of complaints received regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and meets to review our annual audited financial statements and quarterly financial statements with management and our independent registered public accounting firm, including reviewing our disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Audit Committee is comprised of Mr. Parker (Chairman), Ms. English and Mr. Reilly, each of whom is an independent director. Messrs. Adelgren, Outland and Earhart serve as alternate members of the Audit Committee. Alternate members of the Audit Committee serve and participate in meetings of the Audit Committee only in the event of an absence of a regular member of the Audit Committee. The Audit Committee has adopted a written charter that is available to stockholders on our website at www.GladstoneLand.com.

The Board of Directors reviews the NASDAQ listing standards definition of independence for audit committee members on an annual basis and has determined that all members and alternate members of our Audit Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards and Rule 10A-3(b)(1) under the Exchange Act). No member of the Audit Committee received any compensation from us during the last fiscal year. The Board of Directors has also determined that each member (including alternate members) of the Audit Committee qualifies as an “audit committee financial expert,” as defined in applicable SEC rules. The Board made a qualitative assessment of the members’ level of knowledge and experience based on a number of factors, including formal education and experience. The Board has also unanimously determined that all Audit Committee members and alternate members are financially literate under current NASDAQ rules and listing standards that at least one member has financial management expertise. In addition to our Audit Committee, Messrs. Reilly and Parker and Ms. English also serve on the audit committees of Gladstone Investment, Gladstone Commercial and Gladstone Capital. Two of our Audit Committee’s alternate members, Messrs. Adelgren, Outland and Earhart, also serve as alternate members on the audit committees of Gladstone Commercial, Gladstone Investment and Gladstone Capital. The Board of Directors has determined that this simultaneous service does not impair the respective directors’ ability to effectively serve on our Audit Committee.

The Compensation Committee

The Compensation Committee operates pursuant to a written charter, which can be found on our website at www.GladstoneLand.com, and conducts periodic reviews of the amended and restated investment advisory agreement, or the Advisory Agreement, with our Adviser and the administration agreement, or the Administration Agreement, with our Administrator, to evaluate whether the fees paid to the parties under the respective agreements are in the best interests of us and our stockholders. The committee considers in such periodic reviews, among other things, whether the salaries and bonuses paid to our executive officers by our Adviser and our Administrator are consistent with our compensation philosophy, whether the compensation of our Adviser and our Administrator are reasonable in relation to the nature and quality of services performed, and whether the provisions of the Advisory and Administration Agreements are being satisfactorily performed. The Compensation Committee also reviews and considers all incentive fees payable to our Adviser under the Advisory Agreement. The Compensation Committee also reviews with management our Compensation Discussion and Analysis to be included in proxy statements and other filings.

The Compensation Committee is comprised of Messrs. Outland (Chairman), Earhart and Adelgren, each of whom is an independent director. Messrs. Parker and Reilly and Ms. English serve as alternate members of the Compensation Committee. Alternate members of the Compensation Committee serve and participate in meetings of the Compensation Committee only in the event of an absence of a regular member of the Compensation Committee. All members and alternate members of our Compensation Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards).

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is comprised of Messrs. Outland (Chairman), Earhart and Adelgren, none of whom has ever served as one of our officers or employees. Further, none of our executive officers has ever served as a member of the compensation committee or as a director of another entity any of whose executive officers served on our Compensation Committee, and none of our executive officers has ever served as a member of the compensation committee of another entity any of whose executive officers served on our Board of Directors.

The Executive Committee

The Executive Committee, which is comprised of Messrs. Gladstone (Chairman), Brubaker and Parker, has the authority to exercise all powers of our Board of Directors except for actions that must be taken by a majority of independent directors or the full Board of Directors under applicable rules and regulations and the MGCL.

The Ethics, Nominating and Corporate Governance Committee

The Ethics, Nominating and Corporate Governance Committee of the Board of Directors is responsible for identifying, reviewing and evaluating candidates to serve as our directors, consistent with criteria approved by the Board, reviewing and evaluating incumbent directors, recommending to the Board for selection candidates for election to the Board of Directors, making recommendations to the Board regarding the membership of the committees of the Board, assessing the performance of the Board, and developing our corporate governance principles. Our Ethics, Nominating and Corporate Governance Committee charter can be found on our website at www.GladstoneLand.com. The Ethics, Nominating and Corporate Governance Committee is comprised of Mr. Adelgren (Chairman), Mr. Earhart and Mr. Outland, each of whom is an independent director. Mr. Parker, Mr. Reilly and Ms. English serve as alternate members of the Ethics, Nominating and Corporate Governance Committee. Alternate members of the committee serve and participate in meetings of the committee only in the event of an absence of a regular member of the committee. Each member and alternate member of the Ethics, Nominating and Corporate Governance Committee is independent, as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards.

Qualifications for Director Candidates

The Ethics, Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Ethics, Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to our affairs, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the Ethics, Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Board, our operating requirements and the long-term interests of our stockholders. Though we have no formal policy addressing diversity, the Ethics, Nominating and Corporate Governance Committee and Board of Directors believe that diversity is an important attribute of directors and that our Board of Directors should be the culmination of an array of backgrounds and experiences, capable of articulating a variety of viewpoints. Accordingly, the Ethics, Nominating and Corporate Governance Committee considers in its review of director nominees factors such as values, disciplines, ethics, age, gender, race, culture, expertise, background and skills, all in the context of an assessment of the perceived needs of us and our Board of Directors at that point in time in order to maintain a balance of knowledge, experience and capability.

In the case of incumbent directors whose terms of office are set to expire, the Ethics, Nominating and Corporate Governance Committee reviews such directors’ overall service to us during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors’ independence. In the case of new director candidates, the Ethics, Nominating and Corporate Governance Committee also determines whether such new nominee must be independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Ethics, Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Ethics, Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Board. The Ethics, Nominating and Corporate Governance Committee meets to discuss and consider such candidates’ qualifications and then selects a nominee for recommendation to the Board by majority vote. To date, the Ethics, Nominating and Corporate Governance Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates.

Code of Ethics

We have adopted the Gladstone Land Corporation Code of Business Conduct and Ethics that applies to all of our officers and directors and to the employees of our Adviser and our Administrator. The Ethics, Nominating and Corporate Governance Committee reviews, approves and recommends to our Board of Directors any changes to the Code of Business Conduct and Ethics. They also review any violations of the Code of Business Conduct and Ethics and make recommendations to the Board of Directors on those violations, if any. The Code of Business Conduct and Ethics is available on our website at www.GladstoneLand.com. If we make any substantive amendments to the Code of Business Conduct and Ethics or grant any waiver from a provision of the code to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

Limited Liability and Indemnification

We maintain a directors and officers liability insurance policy. Our articles of incorporation provide that a director or officer may be indemnified to the fullest extent required or permitted under Maryland law. Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Our articles of incorporation authorize us to obligate ourselves, and our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (1) any present or former director or officer of our company or (2) any individual who, while serving as our director or officer and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise, and who is made or threatened to be made a party to the proceeding by reason of his or her service in such capacity or capacities. Our articles of incorporation and bylaws also permit us to indemnify and advance expenses to any person who served any predecessor of our company in any of the capacities described above and any employee or agent of our company or of any predecessor.

The MGCL requires a Maryland corporation (unless its articles of incorporation provide otherwise, which ours do not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (A) was committed in bad faith or (B) was the result of active and deliberate dishonesty, (2) the director or officer actually received an improper personal benefit in money, property or services or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Under the MGCL, a Maryland corporation may not indemnify a director or officer in a suit by or in the right of the corporation in which the director or officer was adjudged liable to the corporation or in a suit in which the director or officer was adjudged liable on the basis that a personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by or in the right of the corporation, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (2) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the appropriate standard of conduct was not met. Our bylaws provide that, with the approval of our Board of Directors, we may provide such indemnification and payment or reimbursement of expenses in advance.

Any indemnification or any agreement to hold harmless is recoverable only out of our assets and not from our stockholders. Indemnification could reduce the legal remedies available to us and our stockholders against the indemnified individuals. This provision for indemnification of our directors and officers does not reduce the exposure of our directors and officers to liability under federal or state securities laws, nor does it limit a stockholder’s ability to obtain injunctive relief or other equitable remedies for a violation of a director’s or an officer’s duties to us or to our stockholders, although these equitable remedies may not be effective in some circumstances.

The general effect to investors of any arrangement under which any person who controls us or any of our directors, officers or agents is insured or indemnified against liability is a potential reduction in distributions to our stockholders resulting from our payment of premiums associated with liability insurance. In addition, indemnification could reduce the legal remedies available to us and to our stockholders against our officers, directors and agents. The SEC takes the position that indemnification against liabilities arising under the Securities Act of 1933 is against public policy and unenforceable. As a result, indemnification of our directors and officers and of our Adviser or its affiliates may not be allowed for liabilities arising from or out of a violation of state or federal securities laws. Indemnification will be allowed for settlements and related expenses of lawsuits alleging securities laws violations and for expenses incurred in successfully defending any lawsuit, provided that a court either:

•	approves the settlement and finds that indemnification of the settlement and related costs should be made; or

•

dismisses with prejudice or makes a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnity and a court approves the indemnification.

Oversight of Risk Management

Since 2006, Jack Dellafiora has served as our chief compliance officer, and in that position, he directly oversees our enterprise risk management function and reports to our chief executive officer, the Audit Committee and the Board of Directors in this capacity. In fulfilling his risk management responsibilities, he works closely with other members of senior management including, among others, our chief executive officer, chief financial officer, chief investment officer and chief operating officer.

The Board of Directors, in its entirety, plays an active role in overseeing management of our risks. The Board regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. Each committee of the Board plays a distinct role with respect to overseeing management of our risks:

•

Audit Committee: Our Audit Committee oversees our enterprise risk management function. To this end, our Audit Committee will meet at least annually to discuss our risk management guidelines, policies and exposures and will meet with our independent registered public accounting firm at least annually to review our internal control environment and other risk exposures.

•

Compensation Committee: Our Compensation Committee oversees the management of risks relating to the fees paid to our Adviser and Administrator under the Advisory Agreement and the Administration Agreement, respectively. In fulfillment of this duty, the Compensation Committee meets at least annually to review these agreements. In addition, the Compensation Committee reviews the performance of our Adviser to determine whether the compensation paid to our Adviser and Administrator was reasonable in relation to the nature and quality of services performed and whether the provisions of the Advisory Agreement are being satisfactorily performed.

•

Ethics, Nominating and Corporate Governance Committee: Our Ethics, Nominating and Corporate Governance Committee manages risks associated with the independence of our Board of Directors and potential conflicts of interest.

While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the committees each report to our Board of Directors on a regular basis to apprise the Board of the status of remediation efforts of known risks and of any new risks that may have arisen since the previous report.

EXECUTIVE COMPENSATION

Compensation of Our Executive Officers

None of our executive officers receive direct compensation from us. We do not currently have any employees and do not expect to have any employees in the foreseeable future. The services necessary for the operation of our business are provided to us by our officers and the other employees of our Adviser and Administrator, pursuant to the terms of the Advisory and Administration Agreements, respectively. Because our executive officers are employees of our Adviser and our Administrator, we do not have employment agreements with any of our executive officers, nor do we offer stock options, any other form of equity compensation, pension benefits, non-qualified deferred compensation benefits, or termination or change-in-control payments to any of our executive officers.

Mr. Gladstone, our chairman and chief executive officer, Mr. Brubaker, our vice chairman, chief operating officer and secretary, and Mr. Stelljes, our president and chief investment officer, are all employees of, and are compensated directly by, our Adviser. Under the terms of the current Advisory Agreement, we reimburse our Adviser for our allocable portion of the salaries and benefits expenses of these officers. During 2011, we reimbursed $4,167 of Mr. Gladstone’s salary, $46,906 of his bonus, and $452 of the cost of his benefits that were paid by our Adviser. Ms. Jones, our chief financial officer and treasurer, is an employee of, and compensated directly by, our Administrator. Under the Administration Agreement, we reimburse our Administrator for our allocable portion of the salaries and benefits expenses of Ms. Jones. During 2011, we reimbursed $17,052 of Ms. Jones’ salary, $6,822 of her bonus, and $2,879 of the cost of her benefits that were paid by our Administrator.

Our executive officers are not entitled to operate under different standards than other employees of our Adviser and our Administrator who work on our behalf. Our Adviser and our Administrator do not have programs for providing personal benefit perquisites to executive officers, such as permanent lodging, personal use of company vehicles, or defraying the cost of personal entertainment or family travel. Our Adviser’s and our Administrator’s health care and other insurance programs are the same for all of their respective eligible employees, including our executive officers. We expect our executive officers to be exemplars under our Code of Business Conduct and Ethics, which is applicable to all employees of our Adviser and our Administrator who work on our behalf.

The Advisory and Administration Agreements

We are externally managed by our Adviser and Administrator under the Advisory and Administration Agreements. Under the terms of an Amended Advisory Agreement with our Adviser that we will enter into upon completion of this offering, we will pay an annual base management fee during 2012 and 2013 equal to 1.0% of our total stockholders’ equity, less the recorded value of any preferred stock we may issue and any uninvested cash proceeds of this offering, which we refer to as our adjusted stockholders’ equity. Beginning in 2014, the annual base management fee will increase to 2.0% of our adjusted stockholders’ equity, which will no longer exclude any uninvested proceeds of this offering. The Advisory Agreement also includes quarterly incentive fees that we will pay to our Adviser if our performance reaches certain benchmarks. These incentive fees are intended to provide an additional incentive for our Adviser to achieve targeted levels of FFO and to increase distributions to our stockholders.

Under the Amended Administration Agreement that we will enter into upon completion of this offering, we will pay separately for our allocable portion of the Administrator’s overhead expenses in performing its obligations, including rent, and our allocable portion of the salaries and benefits expenses of its employees, including, but not limited to, our chief financial officer and treasurer, chief compliance officer, internal counsel, investor relations officer and their respective staffs.

Director Compensation

During our fiscal year ended December 31, 2011, our Board of Directors consisted of Messrs. Gladstone, Brubaker and Stelljes. None of these directors received any compensation from us for their service as our director.

Upon the completion of this offering, as compensation for serving on our Board of Directors, each of our independent directors will receive an annual fee of $20,000, an additional $1,000 for each Board of Directors meeting attended, and an additional $1,000 for each committee meeting attended. In addition, the chairperson of the Audit Committee will receive an annual fee of $3,000, and the chairpersons of each of the Compensation and Ethics, Nominating and Corporate Governance committees will receive annual fees of $1,000 for their additional services in these capacities. In addition, we will reimburse our directors for their reasonable out-of-pocket expenses incurred in connection with their Board service, including those incurred for attendance at Board of Directors and committee meetings.

We do not pay any compensation to directors who also serve as our officers, or as officers or directors of our Adviser or our Administrator, in consideration for their service on our Board of Directors. Our Board of Directors may change the compensation of our independent directors in its discretion. None of our independent directors received any compensation from us during the fiscal year ended December 31, 2011, as our independent directors intend to join the Board prior to completion of the offering.

OUR ADVISER AND OUR ADMINISTRATOR

Gladstone Management Corporation

Our business is managed by our Adviser, Gladstone Management Corporation, which was incorporated in 2002. The officers, directors and employees of our Adviser have significant experience in making investments in and lending to small and medium-sized businesses, including investing in real estate and making mortgage loans.

We have entered into an Advisory Agreement with our Adviser under which our Adviser will be responsible for managing our assets and liabilities, for operating our business on a day-to-day basis and for identifying, evaluating, negotiating and consummating investment transactions consistent with our investment policies as determined by our Board of Directors from time to time.

David Gladstone, our chairman and chief executive officer, is also the chairman, chief executive officer and the controlling stockholder of our Adviser. Terry Lee Brubaker, our vice chairman and a member of our Board of Directors, serves as secretary and chief operating officer of our Adviser. George Stelljes III, our president and chief investment officer and member of our Board of Directors, serves in the same capacity for our Adviser and is also a member of our Adviser’s board of directors.

Our Adviser will maintain an investment committee that will screen our investments. This investment committee will initially be comprised of Messrs. Gladstone, Brubaker and Stelljes. We believe that our Adviser’s investment committee review process will give us a unique competitive advantage over other investors in agricultural real estate because of the substantial experience and perspective that the members of our Adviser’s investment committee possess in evaluating the blend of corporate credit, real estate and lease terms that combine to provide an acceptable risk for investment.

Our Adviser’s board of directors has empowered its investment committee to authorize and approve our investments, subject to the terms of the Advisory Agreement. Before we acquire any property, the transaction will be reviewed by our Adviser’s investment committee to ensure that, in its view, the proposed transaction satisfies our investment criteria and is within our investment policies. Approval by our Adviser’s investment committee will generally be the final step in the property acquisition approval process, although the separate approval of our Board of Directors will be required in certain circumstances described below.

Our Adviser’s executive offices are located at 1521 Westbranch Drive, McLean, Virginia 22102.

Gladstone Administration, LLC

The holding company which owns our Adviser also has a 100% interest in Gladstone Administration, LLC, which we refer to as our Administrator, which employs our chief financial officer and treasurer, chief compliance officer, internal counsel, investor relations officer and their respective staffs. Our Administrator provides administrative services to Gladstone Land and our affiliates, Gladstone Capital, Gladstone Investment and Gladstone Commercial. The services performed by our Administrator include the managing of financial reporting, accounting for our properties, stockholder reporting, treasury functions, compliance function, legal services and similar services.

Amended Advisory Agreement

Adviser Duties and Authority Under the Amended Advisory Agreement

Under the terms of the Amended Advisory Agreement that we will enter into upon completion of this offering, our Adviser will use its best efforts to present to us investment opportunities consistent with our investment policies and objectives as adopted by our Board of Directors. In performing its duties, our Adviser, either directly or indirectly by engaging an affiliate, will:

•	find, evaluate, present and recommend to us a continuing series of real estate investment opportunities consistent with our investment policies and objectives;

•	provide advice to us and act on our behalf with respect to the negotiation, acquisition, financing, refinancing, holding, leasing and disposition of real estate investments;

•	enter contracts to purchase real estate on our behalf in compliance with our investment procedures, objectives and policies, subject to approval of our Board of Directors, where required;

•	take the actions and obtain the services necessary to effect the negotiation, acquisition, financing, refinancing holding, leasing and disposition of real estate investments; and

•	provide day-to-day management of our real estate activities and other administrative services.

It is expected that each investment that we make will be approved or ratified by our Board of Directors. Our Board of Directors has authorized our Adviser to make investments in any property on our behalf without the prior approval of our Board if the following conditions are satisfied:

•	Our Adviser has determined that the total cost of the property does not exceed its determined value; and

•

Our Adviser has provided us with a representation that the property, in conjunction with our other investments and proposed investments, is reasonably expected to fulfill our investment objectives and policies as established by our Board of Directors then in effect.

The actual terms and conditions of transactions involving investments in properties shall be determined in the sole discretion of our Adviser, subject at all times to compliance with the foregoing requirements. Some types of transactions, however, will require the prior approval of our Board of Directors, including a majority of our independent directors, including the following:

•	any acquisition which at the time of investment would have a cost exceeding 20% of our total assets; and

•	transactions that involve conflicts of interest with our Adviser (other than reimbursement of expenses in accordance with the Advisory Agreement).

In addition to its duties under the Amended Advisory Agreement, we expect that our Adviser and its affiliates will engage in other business ventures and, as a result, their resources will not be dedicated exclusively to our business. For example, our Adviser also serves as external adviser to our affiliate Gladstone Commercial. However, under the Amended Advisory Agreement, our Adviser must devote sufficient resources to the administration of our affairs to discharge its obligations under the agreement. The Amended Advisory Agreement is not assignable or transferable by either us or our Adviser without the consent of the other party, except that our Adviser may assign the Amended Advisory Agreement to an affiliate for whom our Adviser agrees to guarantee its obligations to us. Either we or our Adviser may assign or transfer the Amended Advisory Agreement to a successor entity.

Compensation of our Adviser under the Amended Advisory Agreement

The following sets forth the type and, to the extent possible, estimates of the amounts payable to our Adviser in connection with its operation of our business. These payments have not been determined through arm’s-length bargaining. For additional details regarding the non-arm’s-length nature of this and other agreements with our Adviser, see “Conflicts of Interest — Potential Conflicts of Interest Inherent in Our Business — Our agreements with our Adviser are not arm’s-length agreements.”

Base Management Fee

Under the terms of an Amended Advisory Agreement, we will pay an annual base management fee during 2012 and 2013 equal to 1.0% of our adjusted stockholders’ equity, which is equal to our total stockholders’ equity at the end of each quarter less the recorded value of any preferred stock we may issue and any uninvested cash proceeds of this offering, and an additional quarterly incentive fee based on funds from operations, or FFO. Beginning in 2014, we will pay an annual base management fee equal to 2.0% of our adjusted stockholders’ equity at the end of each quarter, which will no longer exclude the uninvested cash proceeds of this offering.

Incentive Fee

In addition to the base management fee, the Amended Advisory Agreement includes quarterly incentive fees that we will pay to our Adviser if our performance reaches certain benchmarks. These incentive fees are intended to provide an additional incentive for our Adviser to achieve targeted levels of FFO and to increase distributions to our stockholders. FFO is a non-GAAP supplemental measure of operating performance of an equity REIT developed by the NAREIT, in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO, as defined by NAREIT, is net income (computed in accordance with GAAP), excluding gains or losses from sales of property and impairment losses on property, plus depreciation and amortization of real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. FFO does not represent cash flows from operating activities in accordance with GAAP, and should not be considered an alternative to either net income as an indication of our performance or cash flow from operations as a measure of our liquidity or ability to make distributions.

The incentive fee is calculated and payable quarterly in arrears based on our “pre-incentive fee FFO” for the immediately preceding calendar quarter. For this purpose, pre-incentive fee FFO means FFO accrued by us during the calendar quarter. FFO is calculated after taking into account all operating expenses for the quarter, including the base management fee, expenses payable under the Administration Agreement and any interest expense (but excluding the incentive fee) and any other operating expenses. Pre-incentive fee FFO includes accrued income and rents that we have not yet received in cash. Pre-incentive fee FFO also includes any realized capital gains and realized capital losses, less any dividend paid on any issued and outstanding preferred stock, but does not include any unrealized capital gains or losses.

In order for the Adviser to receive the incentive fee for a particular quarter, pre-incentive fee FFO (adjusted to exclude the effect of any unrealized gains, losses or other items that do not affect realized net income), must exceed a “hurdle rate” of 1.75% of our adjusted stockholders’ equity as of the end of that quarter (which is equal to a 7% annualized return). Because the hurdle rate was fixed based on historical interest rates, if interest rates rise, it would become easier for our pre-incentive fee FFO to exceed the hurdle rate and, as a result, more likely that our Adviser will receive an incentive fee than if interest rates on our investments remain constant or decrease. We will pay our Adviser an incentive fee with respect to our pre-incentive fee FFO in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee FFO does not exceed the hurdle rate of 1.75% of our adjusted stockholders’ equity as of the end of that quarter;

•

100% of the amount of the pre-incentive fee FFO that exceeds the hurdle rate, but is less than 2.1875%, of our adjusted stockhoders’ equity as of the end of any calendar quarter (which would be an 8.75% annualized return); and

•	20% of the amount of our pre-incentive fee FFO that exceeds 2.1875% of our adjusted stockholders’ equity as of the end of any calendar quarter.

Quarterly Incentive Fee Based on FFO

Pre-incentive fee FFO

(expressed as a percentage of adjusted stockholders’ equity)

Percentage of pre-incentive fee FFO allocated to incentive fee

We refer to the portion of the incentive fee payable on 100% of our pre-incentive fee FFO, if any, that exceeds the hurdle rate but is less than 2.1875% as the “catch up.” The “catch up” provision is intended to provide our Adviser with an incentive fee of 100% on all of our pre-incentive fee FFO that does not exceed 2.1875% once the hurdle rate has been surpassed. Income realized by our Adviser from any such incentive fees will be paid by our Adviser to its eligible employees in bonus amounts based on their respective contributions to our success in meeting our goals. This incentive compensation structure is designed to create a direct relationship between the compensation of our executive officers and other employees of our Adviser and the income and capital gains realized by us as a result of their efforts on our behalf. We believe that this structure rewards our executive officers and other employees of our Adviser for the accomplishment of long-term goals consistent with the interests of our stockholders. For purposes of determining the base management fee and incentive fee, subject to the adjustments described above, total stockholders’ equity will be calculated using GAAP and FFO will be calculated using the definition adopted by NAREIT.

Reimbursement of Adviser for Expenses Incurred for our Direct Benefit or on our Behalf

We will also be required to reimburse our Adviser for all expenses incurred by our Adviser for our direct benefit, such as expenses incurred in connection with this offering, as well as legal, accounting, tax preparation, consulting and related fees. The actual amounts to be paid, if any, will depend upon the actual amount of offering expenses paid and incurred by our Adviser and its affiliates in connection with this offering. We believe all of these charges will be incurred directly by us rather than by our Adviser for our benefit. Accordingly, we do not anticipate making any reimbursements to our Adviser for these amounts.

In addition, we will be required to reimburse our Adviser for any fees charged by third parties that our Adviser incurs that are directly related to our business, which could include real estate brokerage fees, mortgage placement fees, lease-up fees and transaction structuring fees, each of which would be passed through to us at their cost to our Adviser. The actual amount of such fees that we incur will depend largely upon the aggregate costs of the properties we acquire and mortgage loans that we make, which in turn will depend upon the net proceeds of this offering and the amount of leverage we use in connection with our activities. Accordingly, the amount of these fees is not determinable at this time. We presently do not expect that our Adviser will incur any of these fees on our behalf.

Amended Administration Agreement

Under the Amended Administration Agreement, we will pay separately for our allocable portion of the Administrator’s overhead expenses in performing its obligations, including rent, and our allocable portion of the salaries and benefits expenses of its employees, including, but not limited to, our chief financial officer and treasurer, chief compliance officer, internal counsel, investor relations officer and their respective staffs. Our allocable portion of these overhead expenses will be derived by multiplying our Administrator’s total allocable expenses by the percentage of our total assets at the beginning of each quarter in comparison to the total assets of all companies for whom our Administrator provides services under similar agreements.

Compensation of Our Adviser and Our Administrator

Set forth below is an estimate of all proposed compensation, fees, profits and other benefits, including reimbursement of out-of-pocket expenses that our Adviser and our Administrator may receive in connection with this offering and our ongoing operations. We do not expect to make any payments to any other affiliates of our Adviser. The estimated amounts set forth below are based on our current expectations regarding various expenses and the net proceeds of this offering. To the extent that the expenses of this offering are greater than we anticipate, the amounts reimbursable to our Adviser could be materially greater than currently projected. To the extent that the net proceeds of this offering are greater than we currently expect, our stockholders’ equity will likely be greater than we expect, which would result in actual advisory fees payable to our Adviser that may be materially greater than we currently project. To the extent that expenses incurred by our Administrator are greater than we currently expect, or our total assets represent a greater proportion of the assets of the entities for whom our Administrator provides services than we currently expect, our fees payable to our Administrator may be materially greater than we currently project.

Type of Compensation

(Recipient)	Description and Determination of Amount	Estimated Amount
Offering

Reimbursement of Offering Expenses (Adviser)	Offering expenses include all estimated expenses, other than underwriting discount, to be paid by us in connection with this offering, including our legal, accounting, printing, mailing and filing fees and other accountable offering expenses. To the extent that our Adviser pays our offering expenses, we will reimburse our Adviser for these amounts.	Up to $1.3 million

Ongoing Operations

Annual Base Management Fee (Adviser)	1.0% of our total stockholders’ equity measured at the end of each quarter, less the recorded value of any preferred stock outstanding at the end of each quarter and any uninvested cash proceeds from this offering during 2012 and 2013 only, which we refer to as our adjusted stockholders’ equity. In 2014, the fee increases to 2.0% of our adjusted stockholders’ equity and adjusted stockholders’ equity no longer excludes the uninvested cash proceeds of this offering.	Actual amounts for 2012 and 2013 will be dependent upon the rate of property acquisitions and mortgage loans following the completion of this offering and therefore cannot be determined at this time.

Quarterly Incentive Fee (Adviser)	We will pay our Adviser an incentive fee with respect to our pre-incentive fee FFO in each calendar quarter as follows:	Actual amounts will dependent upon the amount of FFO we generate from time to time.

• no incentive fee in any calendar quarter in which our pre-incentive fee FFO does not exceed the hurdle rate of 1.75% (7% annualized) of our adjusted stockholders’ equity at the end of the quarter;

• 100% of the amount of the pre-incentive fee FFO that exceeds the hurdle rate, but is less than 2.1875% of our adjusted stockholders’ equity at the end of any calendar quarter (8.75% annualized); and

• 20% of the amount of our pre-incentive fee FFO that exceeds 2.1875% of our adjusted stockholders’ equity at the end of any calendar quarter (8.75% annualized)

(Recipient)	Description and Determination of Amount	Estimated Amount

Reimbursement of Acquisition Expenses (Adviser)	To the extent that our Adviser pays our acquisition expenses incurred in the process of acquiring our properties or loans, we will reimburse our Adviser for such acquisition expenses. Acquisition expenses include customary third-party acquisition expenses such as legal fees and expenses, costs of appraisals, accounting fees and expenses, title insurance premiums and other closing costs and miscellaneous expenses relating to the acquisition of real estate and reserves for capital improvements and maintenance and repairs of properties.	Actual amounts will be dependent upon the amount of net proceeds we use for acquisitions (rather than for the other purposes enumerated in this prospectus) and the expenses incurred, and therefore cannot be estimated at the present time.

Allocation of Administrator Overhead Expenses (Administrator)	We will pay our Administrator for our allocable portion of the Administrator’s overhead expenses in performing our obligations, including, but not limited to, our allocable portion of rent attributable to office space for employees of the Administrator, and our allocable portion of the salaries and benefits expenses of our chief financial officer and treasurer, chief compliance officer, legal counsel, investor relations officer and their respective staffs. Our allocable portion is derived by multiplying the Administrator’s total allocable expenses by the percentage of our total assets at the beginning of each quarter in comparison to the total assets of all companies for whom our Administrator provides services.	Actual amounts will be dependent upon the expenses incurred by our Administrator and our total assets relative to the assets of the other entities for whom our Administrator provides services.

Other Transactions with Our Adviser and Its Affiliates

From time to time we may enter into transactions with our Adviser or one or more of its affiliates. A majority of our independent directors and a majority of our directors not otherwise interested in a transaction with our Adviser must approve all such transactions with our Adviser or its affiliates. For additional information, see “Conflicts of Interest” immediately below.

CONFLICTS OF INTEREST

There will be various conflicts of interest in the operation of our business. Our directors have an obligation to function on our behalf in all situations in which a conflict of interest may arise and have a fiduciary obligation to act in the best interests of our stockholders.

Our Affiliates

Gladstone Commercial Corporation. Each of our directors (with the exception of Mr. Earhart), and each of our executive officers, are also executive officers or directors of Gladstone Commercial Corporation, a publicly held REIT whose common stock is traded on the NASDAQ Global Select Market under the trading symbol

“GOOD.” Gladstone Commercial invests in and owns net leased industrial, commercial and retail real property and selectively makes long-term industrial and commercial mortgage loans. Gladstone Commercial does not invest in and does not own agricultural real estate, nor does it make loans secured by agricultural real estate. Therefore, we expect that Gladstone Commercial will not compete with us for investment opportunities.

Gladstone Capital Corporation. Each of our directors (with the exception of Mr. Earhart), and each of our executive officers (with the exception of our chief financial officer and treasurer), are also executive officers or directors of Gladstone Capital Corporation, a publicly held closed-end management investment company whose common stock is traded on the NASDAQ Global Market under the trading symbol “GLAD.” Gladstone Capital makes loans to and investments in small and medium-sized businesses. It does not buy or lease real estate and does not lend to agricultural enterprises and, therefore, Gladstone Capital will not compete with us for investment opportunities. Gladstone Capital will not make loans to or investments in any company with which we have or intend to enter into a lease.

Gladstone Investment Corporation. Each of our directors (with the exception of Mr. Earhart), and each of our executive officers (with the exception of our chief financial officer and treasurer), are also executive officers or directors of Gladstone Investment Corporation, a publicly held closed-end management investment company whose common stock is traded on the NASDAQ Global Market under the trading symbol “GAIN.” Gladstone Investment makes loans to and investments in small and medium-sized businesses in connection with buyouts and other recapitalizations. It does not buy or lease real estate and does not lend to agricultural enterprises and, therefore, Gladstone Investment will not compete with us for investment opportunities. Gladstone Investment will not make loans to or investments in any company with which we have or intend to enter into a lease.

We do not presently intend to co-invest with Gladstone Capital, Gladstone Investment, Gladstone Commercial in any business. However, in the future it may be advisable for us to co-invest with one of these companies. We will obtain approval of our Board of Directors before we change our policy on co-investments with affiliates. Any such co-investment must be approved by a majority of our independent directors and must not jeopardize our status as a REIT. Additionally, Gladstone Capital or Gladstone Investment may also need to receive an order from the Securities and Exchange Commission under the Investment Company Act of 1940 permitting these arrangements.

Gladstone Management Corporation. Our Adviser is an external management company that does not buy or lease real estate, other than for its own use, in the ordinary course of its business. We will not co-invest with our Adviser nor will our Adviser make loans to or investments in any company with which we have entered into a real estate lease or mortgage loan arrangement. The holding company that owns our Adviser also has a 100% interest in Gladstone Administration, LLC, our Administrator. Both our Adviser and our Administrator are controlled by David Gladstone, our chief executive officer and chairman.

Every transaction we enter into with our Adviser or its affiliates is subject to an inherent conflict of interest. Our Board of Directors may encounter conflicts of interest in enforcing our rights against any of our affiliates in the event of a default by or disagreement with an affiliate or in invoking powers, rights or options pursuant to any agreement between us and any of our affiliates. Each transaction between us and our Adviser or any of its affiliates must be approved by a majority of our independent directors who are otherwise disinterested in the transaction as being fair and reasonable to us and on terms and conditions no less favorable to us than those available from unaffiliated third parties.

Experience of Our Adviser’s Professionals in Managing Conflicts of Interest

The officers and directors of our Adviser have operated under a similar structure with Gladstone Capital, Gladstone Investment and Gladstone Commercial. We believe that their experience will allow them to successfully manage potential conflicts of interest inherent in our business. They have also managed these potential conflicts of interest through their services to and through our Adviser.

Potential Conflicts of Interest Inherent in Our Business

Our Adviser may realize substantial compensation, regardless of our performance.

Our Adviser will receive a base management fee based on a percentage of our stockholders’ equity, regardless of our performance or its performance in managing our business. As a result, even if our Adviser does not identify suitable opportunities in which to invest the net proceeds of this offering, our Adviser will still receive material compensation from us. In addition, our Adviser will also receive reimbursement of expenses and fees incurred directly on our behalf regardless of its or our performance. See “Our Adviser — Amended Advisory Agreement.”

Our agreements with our Adviser are not arm’s-length agreements and may not contain the same terms that we would be able to obtain from negotiation with independent third parties.

All agreements and arrangements, including those relating to payments under the advisory agreement, between us and our Adviser or any of its affiliates will not be the result of arm’s-length negotiations. However, compensation to our Adviser and its affiliates will be approved by a majority of our independent directors and terms of future transactions with our Adviser shall be no less favorable to us than terms that we believe we could obtain from unaffiliated entities providing similar services as an ongoing activity in the same geographical location.

Our Adviser may not allocate all suitable investments to us.

While our Adviser generally has broad authority to make investments on behalf of the investment vehicles that it advises, our Adviser has adopted investment allocation procedures to address these potential conflicts and intends to direct investment opportunities to the Gladstone affiliate with the investment strategy that most closely fits the investment opportunity. Nevertheless, the management of our Adviser may face conflicts in the allocation of investment opportunities to other entities managed by our Adviser. As a result, it is possible that we may not be given the opportunity to participate in certain investments made by other members of the Gladstone Companies or investment funds managed by investment managers affiliated with our Adviser.

Our Adviser will use its best efforts to present suitable investments to us consistent with our investment procedures, objectives and policies. If our Adviser or any of its affiliates is presented with a potential investment in a property that might be made by more than one investment entity that it advises or manages, the decision as to the suitability of the property for investment by a particular entity will be based upon a review of the investment portfolio and objectives of each entity. The most important criteria in allocating investment opportunities between Gladstone Capital, Gladstone Investment and Gladstone Commercial, any other entity our Adviser manages and us will be whether the potential investment is an agricultural real estate-related opportunity, in which case it would be presented to us. Other factors which our Adviser will consider include:

•	cash flow from the property;

•	the effect of the acquisition of the property on the diversification of each entity’s portfolio;

•	rental payments during any renewal period;

•	the amount of equity required to make the investment;

•	the policies of each entity relating to leverage;

•	the funds of each entity available for investment;

•	the length of time the funds have been available for investment; and

•	the manner in which the potential investment can be structured by each entity.

To the extent that a particular property might be determined to be suitable for more than one investment entity, priority generally will be given to the investment entity having uninvested funds for the longest period of time. It is the responsibility of our Board of Directors (including our independent directors) to ensure that the method used by our Adviser to allocate transactions is applied fairly to us.

Our Adviser or its affiliates could compete for the time and services of our officers and directors.

We depend on our Board of Directors and on our Adviser for our operations and for the acquisition, operation and disposition of our investments. Our Adviser will enter into the Amended Advisory Agreement with us pursuant to which it will perform certain functions relating to the management of our investment portfolio and our day-to-day operations. Our Adviser performs similar services for other entities managed by our Adviser or its affiliates. Our Adviser and its affiliates will devote such time to our affairs as they in good faith determine to be necessary. Neither our Adviser nor any of its affiliates are restricted from acting as general partner or as an adviser to REITs, real estate partnerships or other entities which may have objectives similar to ours and which are sponsored by affiliated or non-affiliated persons.

Conflict of Interest Policy

We have adopted a policy that, without the approval of a majority of our independent directors, we will not:

•

acquire from or sell to any of our officers, directors or our Adviser’s or Administrator’s employees, or any entity in which any of our officers, directors or such employees has an interest of more than 5%, any assets or other property;

•	borrow from any of our directors, officers or our Adviser’s or Administrator’s employees, or any entity in which any of our officers, directors or such employees has an interest of more than 5%; or

•

engage in any other transaction with any of our directors, officers or our Adviser’s or Administrator’s employees, or any entity in which any of our directors, officers or such employees has an interest of more than 5%.

Consistent with the provisions of the Sarbanes-Oxley Act of 2002, we will not extend credit, or arrange for the extension of credit, to any of our directors and officers. Under the MGCL, a contract or other transaction between us and one of our directors or officers or any other entity in which one of our directors or officers is also a director or officer or has a material financial interest is not void or voidable solely on the grounds of the common directorship or interest, the fact that the director or officer was present at the meeting at which the contract or transaction was approved or the fact that the director’s vote was counted in favor of the contract or transaction if:

•

the material facts relating to the common directorship or interest and as to the transaction are disclosed to our Board of Directors or a committee of our Board, and our Board or the committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the directors not interested in the contract or transaction, even if the disinterested directors do not constitute a quorum of the Board or committee;

•

the fact of the common directorship or interest is disclosed to our stockholders entitled to vote on the contract or transaction, and the contract or transaction is approved or ratified by a majority of the votes cast by the stockholders entitled to vote on the matter, other than shares owned of record or beneficially by the interested director or corporation or entity; or

•	the contract or transaction is fair and reasonable to us as of the time authorized, approved or ratified by the Board of Directors, a committee or the stockholders.

Our policy also prohibits us from purchasing any real property owned by or co-investing with our Adviser, any of its affiliates or any business in which our Adviser or any of its subsidiaries have invested. If we decide to change this policy on co-investments with our Adviser or its affiliates, we will seek approval of our independent directors.

Indemnification

In our articles of incorporation and bylaws we have agreed to indemnify our directors and certain of our officers by providing, among other things, that we will indemnify such officer or director, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of ours, and otherwise to the fullest extent permitted under the MGCL and our bylaws. Notwithstanding the foregoing, the indemnification provisions shall not protect any officer or director from liability to us or our stockholders: (1) as a result of any action or omission of the director or officer was material to the matter giving rise to the proceeding and (A) was committed in bad faith or (B) was the result of active and deliberate dishonesty; (2) where the director or officer actually received an improper personal benefit in money, property or services; or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Each of the Advisory and Administration Agreements provide that, absent willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of the reckless disregard of their duties and obligations, our Adviser, our Administrator and their respective officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with them are entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser’s or our Administrator’s services under the current Advisory or Administration Agreements, respectively, or otherwise as an investment adviser of ours.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Gladstone Capital Guaranty

In September 2008, we executed a guaranty to and for the benefit of our affiliate Gladstone Capital, whereby we unconditionally and irrevocably guaranteed to Gladstone Capital the payment when due of the amounts owed to Gladstone Capital by David Gladstone and his daughter Laura Gladstone under secured promissory notes that each of them had entered into with Gladstone Capital. In the case of Mr. Gladstone, the principal amount of the note was $5,900,010, and in the case of Ms. Gladstone, the principal amount was $750,000. Under the terms of the guaranty, we would have been required to pay the balance remaining on each note only after the original collateral pledged by Mr. Gladstone and Ms. Gladstone (393,334 shares of Gladstone Capital common stock and 50,000 shares of Gladstone Capital common stock, respectively) was surrendered to Gladstone Capital and applied against the principal balance on the notes. This guaranty was terminated on June 24, 2010.

Advisory and Administration Agreements

Since 2004, we have been externally managed pursuant to a contractual investment advisory arrangement with our Adviser, which we refer to in this prospectus as the Advisory Agreement, under which our Adviser has directly employed all of our personnel and paid its payroll, benefits, and general expenses directly. Prior to January 1, 2010, the Advisory Agreement also covered the administrative services we received from our Administrator, which until January 1, 2010, was a wholly owned subsidiary of our Adviser. Since January 1, 2010, we have received administrative services pursuant to a separate administration agreement with our Administrator, which we refer to in this prospectus as our Administration Agreement. For the years ended December 31, 2011 and 2010, we paid aggregate fees to our Advisor of $241,066 and $143,315, respectively. For the years ended December 31, 2011 and 2010, we paid aggregate fees to our Administrator of $68,437 and $73,638, respectively. Of the fees paid to our Administrator, $17,113 and $16,309 were paid in respect of overhead expenses for the years ended December 31, 2011 and 2010, respectively.

PRINCIPAL STOCKHOLDERS

Immediately prior to the completion of this offering, there will be 2,750,000 shares of common stock outstanding and one stockholder of record. We will have no other shares of capital stock outstanding.

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of June 30, 2012, as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each of our executive officers;

•	each of our directors and individuals who are expected to become directors before the completion of this offering;

•	all of our directors and executive officers as a group; and

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. The information contained in the following table is not necessarily indicative of beneficial ownership for any other purpose and the inclusion of any shares in the table does not constitute an admission of beneficial ownership of those shares.

Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and dispositive power with respect to their shares of common stock, except to the extent authority is shared by spouses under community property laws.

	Beneficial Ownership
Name and Address of Beneficial Owner(1)	Common Stock	Number of Shares Beneficially Owned	Percentage
Directors and Executive Officers
David Gladstone(2)	2,750,000	2,750,000	100%
George Stelljes III	0	0	*
Terry Lee Brubaker	0	0	*
Danielle Jones	0	0	*
Michela A. English(3)	0	0	*
Anthony W. Parker(3)	0	0	*
Paul W. Adelgren(3)	0	0	*
John Outland(3)	0	0	*
John Reilly(3)	0	0	*
Terry Earhart(3)	0	0	*
All directors and executive officers as a group (ten persons)	2,750,000	2,750,000	100%

*	Represents less than 1%.
(1)	Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Gladstone Land Corporation, 1521 Westbranch Drive, McLean, VA 22102.
(2)	1,980,000 shares held by Mr. Gladstone are pledged as collateral for a personal loan of $2,750,000.
(3)	Messrs. Parker, Adelgren, Outland, Earhart and Reilly and Ms. English have agreed to join our Board of Directors prior to the completion of this offering.

DESCRIPTION OF OUR CAPITAL STOCK

General

Our authorized capital stock consists of 20,000,000 shares of common stock, $0.001 par value per share. Upon completion of this offering (assuming no exercise of the underwriters’ over-allotment option), 6,083,334 shares of common stock will be issued and outstanding. The following summary description of our capital stock is not necessarily complete and is qualified in its entirety by reference to our articles of incorporation.

Common Stock

Voting Rights

Subject to the provisions of our articles of incorporation regarding restrictions on the transfer and ownership of our capital stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of capital stock (of which there currently is none), the holders of the common stock possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding common stock, voting as a single class, can elect all of the directors then standing for election and the holders of the remaining shares are not able to elect any directors.

Dividends, Liquidations and Other Rights

Holders of our common stock are entitled to receive dividends when declared by our Board of Directors out of assets legally available for the payment of dividends. They also are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights are subject to the preferential rights of any other class or series of our shares (of which there currently are none) and to the provisions of our articles of incorporation regarding restrictions on transfer of our shares.

Holders of our common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of our securities. Subject to the restrictions on transfer of shares contained in our articles of incorporation, all shares of common stock have equal dividend, liquidation and other rights.

Certificates

We will not issue certificates. Shares will be held in “uncertificated” form which will eliminate the physical handling and safekeeping responsibilities inherent in owning transferable stock certificates and eliminate the need to return a duly executed stock certificate to the transfer agent to affect a transfer. Transfers can be affected simply by mailing to us a duly executed transfer form. Upon the issuance of our shares, we will send to each stockholder a written statement which will include all information that is required to be written upon stock certificates under the MGCL.

Meetings and Special Voting Requirements

An annual meeting of the stockholders will be held each year for the purpose of electing the class of directors whose term is up for election and to conduct other business that may be brought before the stockholders. Special meetings of stockholders may be called upon the request of a majority of our directors, our chairman, our president or by the written request of stockholders of record as of the request date entitled to cast not less than a majority of all votes to be cast at such meeting, provided that the request is in the form and manner specified in our Bylaws. In general, the presence in person or by proxy of a majority of the outstanding shares, exclusive of excess shares shall constitute a quorum. Generally, the affirmative vote of a majority of the votes entitled to be voted at a meeting at which a quorum is present is necessary to take stockholder action, except that a plurality of all votes cast at such a meeting is sufficient to elect a director.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its articles of incorporation, merge or consolidate with another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is advised by our Board of Directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation’s articles of incorporation. Our articles of incorporation provide that these actions (other than certain amendments to the provisions of our articles of incorporation related to the removal of directors and the restrictions on ownership and transfer of our stock, and the vote required to amend such provisions, which must be approved by the affirmative vote of holders of at least two-thirds of the votes entitled to be cast on the amendment) may be approved by a majority of all of the votes entitled to be cast on the matter.

Power to Reclassify Our Unissued Shares of Stock

Our articles of incorporation authorize our Board of Directors to classify and reclassify any unissued shares of common stock into other classes or series of stock, including one or more classes or series of stock that have priority with respect to voting rights, dividends or upon liquidation over our common stock, and authorize us to issue the newly-classified shares. Prior to the issuance of shares of each new class or series, our Board of Directors is required by Maryland law and by our articles of incorporation to set, subject to the provisions of our articles of incorporation regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Our Board of Directors may take these actions without stockholder approval unless stockholder approval is required by the rules of any stock exchange or automatic quotation system on which our securities may be listed or traded. Therefore, our Board of Directors could authorize the issuance of shares of common or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders. No shares of preferred stock are presently outstanding, and we have no present plans to issue any shares of preferred stock.

Power to Increase or Decrease Authorized Shares of Stock and Issue Additional Shares of Common and Preferred Stock

We believe that the power of our Board of Directors to amend our articles of incorporation to increase or decrease the number of authorized shares of stock, to authorize us to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional shares of common stock, will be available for issuance without further action by our stockholders, unless such approval is required by the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our Board of Directors does not intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Internal Revenue Code, shares of our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To qualify as a REIT, we must satisfy other requirements as well. See “Federal Income Tax Consequences of Our Status as a REIT—Requirements for Qualification.”

Following the initial underwritten public offering of shares of our common stock, our articles of incorporation impose restrictions on the ownership and transfer of our stock. The relevant sections of our articles of incorporation provide that, subject to the exceptions described below, no person or entity may own, or be deemed to own, beneficially or by virtue of the applicable constructive ownership provisions of the Internal Revenue Code, more than 3.3% in value of the aggregate number of shares of the outstanding shares of all classes and series of our capital stock. We refer to this limit as the “ownership limit.” An individual or entity that becomes subject to the ownership limit or any of the other restrictions on ownership and transfer of our stock described below is referred to as a “prohibited owner” if, had the violative transfer or other event been effective, the individual or entity would have been a beneficial owner or, if appropriate, a record owner of shares of our stock.

The constructive ownership rules under the Internal Revenue Code are complex and may cause shares of stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 3.3% by value of shares of the outstanding shares of all classes and series of our capital stock (or the acquisition of an interest in an entity that owns, actually or constructively, shares of our stock by an individual or entity), could, nevertheless, cause that individual or entity, or another individual or entity, to own constructively in excess of the ownership limit.

Our Board of Directors may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive the ownership limit or establish a different limit on ownership, or excepted holder limit, for a particular stockholder if the stockholder’s ownership in excess of the ownership limit would not result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise would result in our failing to qualify as a REIT. As a condition of its waiver or grant of excepted holder limit, our Board of Directors may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to our Board of Directors in order to determine or ensure our qualification as a REIT. Our Board of Directors has created an excepted holder limit for David Gladstone. The excepted holder limit, which our Board of Directors approved, allows David Gladstone to hold up to 33.3% by value or number of shares, whichever is more restrictive, of the outstanding shares of our capital stock, or 33.3% by value or number of shares, whichever is more restrictive, of our outstanding common stock and certain qualified institutional investors to collectively hold up to 9.8% in value of the aggregate of the outstanding shares of capital stock (excluding any outstanding shares of capital stock not treated as outstanding for federal income tax purposes). David Gladstone will hold approximately 45% of the number of shares of capital stock outstanding and the Board of Directors will increase his excepted holder limit pursuant to our articles of incorporation, allowing him to hold such amount.

In connection with granting a waiver of the ownership limit, creating an excepted holder limit or at any other time, our Board of Directors may from time to time increase or decrease the ownership limit for all other individuals and entities unless, after giving effect to such increase, five or fewer individuals could beneficially or constructively own in the aggregate, more than 49.9% in value of the shares then outstanding or we would otherwise fail to qualify as a REIT. Prior to the modification of the ownership limit, our Board of Directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our common stock or stock of all classes and series, as applicable, is in excess of such decreased ownership limit until such time as such individual’s or entity’s percentage ownership of our common stock or stock of all classes and series, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of shares of our common stock or stock of any other class or series, as applicable, in excess of such percentage ownership of our common stock or stock of all classes and series will be in violation of the ownership limit.

Our articles of incorporation further prohibit:

•

any person from beneficially or constructively owning, applying certain attribution rules of the Internal Revenue Code, shares of our stock that would result in our being “closely held” under Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

•	any person from transferring shares of our stock if such transfer would result in shares of our stock being owned by fewer than 100 persons (determined without reference to any rules of attribution).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limit or any of the other foregoing restrictions on ownership and transfer of our stock, or who would have owned shares of our stock transferred to a trust as described below, must immediately give us written notice of the event or, in the case of an attempted or proposed transaction, must give at least 15 days prior written notice to us and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The foregoing restrictions on ownership and transfer of our stock will not apply if our Board of Directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions and limitations on ownership and transfer of our stock as described above is no longer required in order for us to qualify as a REIT.

If any transfer of shares of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of shares of our stock or any other event would otherwise result in any person violating the ownership limit or an excepted holder limit established by our Board of Directors or in our being “closely held” under Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause us to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary by the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our being “closely held” under Section 856(h) of the Internal Revenue Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then our articles of incorporation provide that the transfer of the shares will be null and void.

Shares of stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares of stock at market price, the last reported sales price on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (2) the market price on the date we accept, or our designee accepts, such offer. We may reduce the amount payable by the amount of any dividend or other distribution that we have paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed to the trustee as described above and we may pay the amount of any such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer of sale until the trustee has sold the shares of our stock held in the trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such shares of stock will be paid to the charitable beneficiary. If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limit or the other restrictions on ownership and transfer of our stock. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last reported sales price on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any dividend or other distribution that we paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the beneficiary of the trust, together with any dividends or other distributions thereon. In addition, if, prior to discovery by us that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary of the trust, all dividends and other distributions paid by us with respect to the shares held in trust and may also exercise all voting rights with respect to the shares held in trust. These rights will be exercised for the exclusive benefit of the beneficiary of the trust. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

In addition, if our Board of Directors determines in good faith that a proposed transfer or other event would violate the restrictions on ownership and transfer of our stock, our Board of Directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem the shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Every owner of 5% (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, must give us written notice, stating the stockholder’s name and address, the number of shares of each class and series of our stock that the stockholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide to us in writing such additional information as we may request in order to determine the effect, if any, of the stockholder’s beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limit. In addition, each stockholder must provide to us in writing such information as we may request in good faith in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing shares of our stock bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or otherwise be in the best interest of the stockholders.

Information Rights

Any stockholder may, during normal business hours and for any lawful and proper purpose, inspect and copy our bylaws, minutes of the proceedings of our stockholders meetings, our annual financial statements and any voting trust agreement that is on file at our principal office. In addition, one or more stockholders who together are, and for at least six months have been, record or beneficial holders of 5% of our common stock are entitled to inspect a copy of our stockholder list upon written request. The list will include the name and address of, and the number of shares owned by, each stockholder and will be available at our principal office within 20 days of the stockholder’s request.

The rights of stockholders described above are in addition to, and do not adversely affect rights provided to investors under, Rule 14a-7 promulgated under the Securities Exchange Act of 1934. Rule 14a-7 provides that, upon request of investors and the payment of the expenses of the distribution, we are required to distribute specific materials to stockholders in the context of the solicitation of proxies for voting on matters presented to stockholders, or, at our option, provide requesting stockholders with a copy of the list of stockholders so that the requesting stockholders may make the distribution themselves.

Distributions

Distributions will be paid to investors who are stockholders as of the record date selected by our Board of Directors. Distributions will be paid on a monthly basis regardless of the frequency with which such distributions are declared. In order to qualify as a REIT, we will be required to make distributions sufficient to satisfy the REIT requirements, and we therefore intend to commence monthly distributions during 2012 following the completion of this offering. Generally, income distributed as distributions will not be taxable to us under federal income tax laws unless we fail to comply with the REIT requirements. In addition, to qualify as a REIT, we will be required to distribute sufficient earnings and profits before the end of the first taxable year for which we elect to qualify as a REIT to eliminate any non-REIT earnings and profits. These distributions will be in addition to distributions we will be required to make to satisfy the annual REIT distribution requirements. Earnings and profits we distribute to eliminate our non-REIT earnings and profits will be (or have been already) taxable to us.

Distributions will be paid at the discretion of our Board of Directors based on our earnings, cash flow and general financial condition. The directors’ discretion will be governed, in substantial part, by their obligation to cause us to comply with the REIT requirements. Because we may receive income from interest or rents at various times during our fiscal year, distributions may not reflect our income earned in that particular distribution period but may be made in anticipation of cash flow which we expect to receive during a later month and may be made in advance of actual receipt in an attempt to make distributions relatively uniform. We may borrow to make distributions if the borrowing is necessary to maintain our REIT status, or if the borrowing is part of a liquidation strategy whereby the borrowing is done in anticipation of the sale of properties and the proceeds will be used to repay the loan.

We are not prohibited from distributing securities in lieu of making cash distributions to stockholders, provided that the securities distributed to stockholders are readily marketable. Stockholders who receive marketable securities in lieu of cash distributions may incur transaction expenses in liquidating the securities. For additional information with respect to distributions, see the “Distribution Policy” section of this prospectus.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR ARTICLES OF

INCORPORATION AND BYLAWS

The following description of certain provisions of Maryland law and of our articles of incorporation and bylaws is only a summary. For a complete description, we refer you to the MGCL, our articles of incorporation and our bylaws. We have filed our articles of incorporation and bylaws as exhibits to the registration statement of which this prospectus is a part.

Classification of our Board of Directors

Pursuant to our bylaws, upon completion of this offering, our Board of Directors will be divided into three classes of directors. Directors of each class are elected for a three-year term, and each year one class of directors will be elected by the stockholders. The initial terms of the Class I, Class II and Class III directors will expire upon the first, second and third annual meetings of stockholders, respectively, following the completion of this offering and when their respective successors are duly elected and qualify. Any director elected to fill a vacancy shall serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies. We believe that classification of our Board of Directors helps to assure the continuity and stability of our business strategies and policies as determined by our directors. Holders of shares of our common stock have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the common stock are able to elect all members of the class of directors whose terms expire at that meeting.

Our classified Board could have the effect of making the replacement of incumbent directors more time-consuming and difficult. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of our Board of Directors. Thus, our classified Board could increase the likelihood that incumbent directors will retain their positions. The staggered terms of directors may delay, defer or prevent a tender offer or an attempt to change control of us or another transaction that might involve a premium price for our common stock that might be in the best interest of our stockholders.

Removal of Directors

Any director may be removed only for cause by the stockholders upon the affirmative vote of at least two-thirds of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting shall indicate that the purpose, or one of the purposes, of the meeting is to determine if the director shall be removed.

Restrictions on Ownership of Shares

In order for us to qualify as a REIT, not more than 50% of our outstanding shares may be owned by any five or fewer individuals (including some tax-exempt entities) during the last half of each taxable year, and the outstanding shares must be owned by 100 or more persons independent of us and each other during at least 335 days of a 12-month taxable year or during a proportionate part of a shorter taxable year for which an election to be treated as a REIT is made. Upon completion of this offering, certain restrictions on ownership and transfer in our articles of incorporation will go into effect. In order to assist our Board of Directors in becoming a REIT and preserving our status as a REIT, our articles of incorporation contain ownership limits which prohibit any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 3.3% of our outstanding shares of capital stock, other than David Gladstone, who will own approximately 45% of our outstanding capital stock upon completion of this offering and certain qualified institutional investors who may own up to 9.8%. See “Description of Our Capital Stock – Restrictions on Ownership and Transfer” for more information.

The 3.3% ownership limit does not apply to the underwriter, placement agent or initial purchaser that participates in a public offering, a private placement or other private offering of our capital stock (or securities convertible or exchangeable for capital stock) in a public offering of our shares, only to the extent necessary to facilitate such offering.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, statutory share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation) or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must generally be recommended by the Board of Directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the Board of Directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. Our Board of Directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a Board of Directors prior to the time that the interested stockholder becomes an interested stockholder. The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

The MGCL provides that a holder of “control shares” of a Maryland corporation acquired in a “control share acquisition” has no voting rights with respect to the control shares except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast by stockholders on the matter, excluding the holders of shares of stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (1) a person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock owned by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (A) one-tenth or more but less than one-third; (B) one-third or more but less than a majority; or (C) a majority of all voting power. Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivering an “acquiring person statement” as described in the MGCL), may compel our Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to, among other things, (a) shares acquired in a merger, consolidation or statutory share exchange if the corporation is a party to the transaction or (b) acquisitions approved or exempted by the articles of incorporation or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions of shares of our stock by David Gladstone and any of his affiliates. There is no assurance that such provision will not be amended or eliminated at any time in the future.

Amendment to our Articles of Incorporation and Bylaws

Except for amendments to the provisions of our articles of incorporation relating to the removal of directors and the restrictions on ownership and transfer of our shares of stock, and the vote required to amend these provisions (each of which must be advised by our Board of Directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), our articles of incorporation generally may be amended only if advised by our Board of Directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Our Board of Directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Operations

We generally are prohibited from engaging in certain activities, including acquiring or holding property or engaging in any activity that would cause us to fail to qualify as a REIT.

Term and Termination

Our articles of incorporation provide for us to have a perpetual existence. Pursuant to our articles of incorporation, and subject to the provisions of any of our classes or series of stock then outstanding and the approval by a majority of the entire Board of Directors, our stockholders, at any meeting thereof, by the affirmative vote of a majority of all of the votes entitled to be cast on the matter, may approve a plan of liquidation and dissolution.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of persons for election to our Board of Directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•	pursuant to our notice of the meeting;

•	by our Board of Directors; or

•

by a stockholder who was a stockholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in our bylaws.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to our Board of Directors may be made only:

•	pursuant to our notice of the meeting;

•	by our Board of Directors; or

•

provided that our Board of Directors has determined that directors shall be elected at such meeting, by a stockholder who was a stockholder of record both at the time of the provision of notice and at the time of the meeting who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws.

Power to Issue Additional Shares

We currently do not intend to issue any securities other than the shares described in this prospectus, although we may do so at any time, including upon the redemption of Operating Partnership units that we may issue in connection with acquisitions of real property. We believe that the power to issue additional shares of stock and to designate and issue shares of preferred stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law or the rules of any stock exchange on which our securities may be listed or traded. Although we have no present intention of doing so, we could issue a series of preferred stock that could delay, defer or prevent a transaction or a change in control that might involve a premium price for holders of common stock or otherwise be in their best interest.

Possible Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Articles of Incorporation and Bylaws

Our articles of incorporation and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders, including business combination provisions, supermajority vote requirements, classification of directors, advance notice requirements for director nominations and stockholder proposals, the two-thirds voting requirement for removing a director, the requirement that the number of our directors be fixed only by the Board, the requirement that a vacancy on the board be filled only by the remaining directors in office and for the remainder of the full term of the class of directors in which the vacancy occurred, and the requirement that stockholder-requested special meeting of stockholders be called by holders of a majority of the amount of shares entitled to vote on the proposal.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, 6,083,334 shares of our common stock will be outstanding, based on the number of shares outstanding as of June 30, 2012 and assuming no exercise of the underwriters’ over-allotment option. Of these shares, the 3,333,334 shares of our common stock sold in this offering will be freely tradable without restriction or limitation under the Securities Act, with the exception of any shares purchased in the directed share program and any additional shares purchased by our affiliates. Shares of our common stock purchased in our directed share program will be restricted from resale pursuant to lockup agreements with the underwriters for a period of 180 days following the completion of this offering. In addition, any shares of common stock purchased by our affiliates in this offering will be subject to the manner of sale and volume limitations of Rule 144 promulgated under the Securities Act.

In addition, the remaining 2,750,000 shares of common stock held by David Gladstone, our chairman and chief executive officer, after this offering, will be subject to a lockup agreement in favor of the underwriters which generally provides that he shall not sell, offer to sell, contract to sell, hypothecate, grant any option to sell or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable for shares of our common stock or warrants or other rights to purchase shares of our common stock for a period of six months after the date of this prospectus. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to the lockup agreements. Such shares owned by Mr. Gladstone will become eligible for public resale under Rule 144, but subject to the terms, conditions and limitations of that rule, upon release or expiration of the lockup agreement related to such shares. Mr. Gladstone has pledged 1,980,000 of the shares as collateral for a personal loan.

DIVIDEND REINVESTMENT PLAN

Pursuant to our dividend reinvestment plan, if your shares of our common stock are registered in your own name, you can have all distributions reinvested in additional shares of our common stock by Computershare, the plan agent, if you enroll in the reinvestment plan by delivering an authorization form to the plan agent prior to the corresponding dividend declaration date. The plan agent will effect purchases of our common stock under the reinvestment plan in the open market. If you do not elect to participate in the reinvestment plan, you will receive all distributions in cash paid by check mailed directly to you (or if you hold your shares in street or other nominee name, then to your nominee) as of the relevant record date, by the plan agent, as our dividend disbursing agent. If your shares are held in the name of a broker or nominee or if you are transferring such an account to a new broker or nominee, you should contact the broker or nominee to determine whether and how they may participate in the reinvestment plan.

The plan agent serves as agent for the holders of our common stock in administering the reinvestment plan. After we declare a dividend, the plan agent will, as agent for the participants, receive the cash payment and use it to buy shares of our common stock on the NASDAQ Global Market or elsewhere for the participants’ accounts. The price of the shares will be the average market price at which such shares were purchased by the plan agent. Participants in the reinvestment plan may withdraw from the reinvestment plan upon written notice to the plan agent. Such withdrawal will be effective immediately if received not less than ten days prior to a dividend record date; otherwise, it will be effective the day after the related dividend distribution date. When a participant withdraws from the reinvestment plan or upon termination of the reinvestment plan as provided below, certificates for whole shares of common stock credited to his or her account under the reinvestment plan will be issued and a cash payment will be made for any fractional share of common stock credited to such account.

The plan agent will maintain each participant’s account in the reinvestment plan and will furnish quarterly written confirmations of all transactions in such account, including information needed by the stockholder for personal and tax records. Common stock in the account of each reinvestment plan participant will be held by the plan agent in non-certificated form in the name of such participant. Proxy materials relating to our stockholders’ meetings will include those shares purchased as well as shares held pursuant to the reinvestment plan.

In the case of participants who beneficially own shares that are held in the name of banks, brokers or other nominees, the plan agent will administer the reinvestment plan on the basis of the number of shares of common stock certified from time to time by the record holders as the amount held for the account of such beneficial owners. Shares of our common stock may be purchased by the plan agent through any of the underwriters, acting as broker or, after the completion of this offering, as a dealer. We will pay the plan agent’s fees for the handling or reinvestment of dividends and other distributions. Each participant in the reinvestment plan will pay a pro rata share of brokerage commissions incurred with respect to the plan agent’s open market purchases in connection with the reinvestment of distributions. There are no other charges to participants for reinvesting distributions.

Distributions are taxable whether paid in cash or reinvested in additional shares, and the reinvestment of distributions pursuant to the reinvestment plan will not relieve participants of any federal or state income tax that may be payable or required to be withheld on such distributions. Experience under the reinvestment plan may indicate that changes are desirable. Accordingly, we reserve the right to amend or terminate the reinvestment plan as applied to any distribution paid subsequent to written notice of the change sent to participants in the reinvestment plan at least 90 days before the record date for the distribution. The reinvestment plan also may be amended or terminated by the plan agent with our prior written consent, on at least 90 days’ written notice to participants in the reinvestment plan. All correspondence concerning the reinvestment plan should be directed to the plan agent by mail at 480 Washington Boulevard, Jersey City, New Jersey 07310 or by phone at (800) 274-2944. Computershare also maintains an Internet web site at www.bnymellon.com/shareowner/equityaccess.

OUR OPERATING PARTNERSHIP

Overview

We will conduct substantially all of our activities through, and substantially all of our properties will be held directly or indirectly by, our Operating Partnership, which was formed to acquire, own and operate properties on our behalf. We will control our Operating Partnership as its sole general partner, and through our wholly owned subsidiary, Gladstone Land Partners, LLC, we will also initially own all limited partnership units of our Operating Partnership. We expect our Operating Partnership to issue limited partnership units, which we refer to in this prospectus as Units, from time to time in exchange for real property or mortgage loans. Limited partners who hold Units in our Operating Partnership will be entitled to redeem these Units for cash or, at our election, shares of our common stock on a one-for-one basis at any time after the first anniversary of the completion of this offering.

Our Board of Directors and our Adviser will manage the affairs of our Operating Partnership by directing its affairs as general partner of our Operating Partnership. In turn, our Operating Partnership will pay the advisory fees of our Adviser. Whenever we issue stock for cash, we will be obligated to contribute any net proceeds we receive therefrom to our Operating Partnership, and our Operating Partnership will be obligated to issue an equivalent number of Units to us. Our limited and general partnership interests in our Operating Partnership will entitle us to share in cash distributions from, and in the profits and losses of, our Operating Partnership in proportion to our percentage interests therein and will entitle us to vote on all matters requiring a vote of the limited partners.

Generally, pursuant to the terms of the limited partnership agreement, or Partnership Agreement, of our Operating Partnership and provisions of Delaware law, we, as the sole general partner, will have the exclusive power to manage and conduct the business of our Operating Partnership and will otherwise have the rights and powers permitted to the general partner of a Delaware limited partnership. In addition to the rights specifically described in this prospectus, the holders of Units in our Operating Partnership will have such rights and powers as are reserved to limited partners under Delaware law, but generally will have no authority to transact business for or participate in the management activities or decisions of our Operating Partnership. The limited partners do not have the right to remove us as general partner.

Limited partners of our Operating Partnership may transfer Units only with our consent and in compliance with applicable regulations and other restrictions set forth in the Partnership Agreement. A transferee of Units will be admitted to our Operating Partnership as a substitute limited partner only with our consent. The Partnership Agreement permits us to cause our Operating Partnership to issue additional Units without the consent of the limited partners.

The structure of conducting our business through our Operating Partnership is commonly called an Umbrella Partnership Real Estate Investment Trust, or UPREIT, structure, which is utilized generally to provide for the acquisition of real property from owners who desire to defer taxable gain that would otherwise be recognized by them upon the disposition of their property. These owners may also desire to achieve diversity in their investment and other benefits afforded to owners of stock in a REIT. To determine whether we satisfy the asset and income tests for qualification as a REIT for tax purposes, the REIT’s proportionate share of the assets and income of an UPREIT partnership, such as our Operating Partnership, are deemed to be assets and income of the REIT.

A property owner may contribute property to an UPREIT partnership in exchange for Units on a tax-deferred basis. In addition, our Operating Partnership is structured to make distributions with respect to Units that will be equivalent to the dividend distributions made to holders of our common stock. Finally, a limited partner in our Operating Partnership may later exchange his or her Units for shares of our common stock in a taxable transaction as described below.

Comparison of Common Stock and Units

Conducting our operations through our Operating Partnership will allow those who sell property to us to defer certain tax consequences by contributing their economic interests to our Operating Partnership in exchange for Units, rather than contributing their interests to us in exchange for cash or shares of our common stock in fully taxable transactions. Upon completion of this offering, we will hold units of interest in our Operating Partnership. Each unit is designed to result in a distribution per unit equal to a distribution per share of our common stock. After one year following completion of this offering, limited partners other than our subsidiaries may redeem each Unit then held by them for an amount of cash equal to the then-quoted market price of our common stock or, at our option, one share of our common stock (subject to certain anti-dilution adjustments and certain limitations on exchange to preserve our status as a REIT). The following is a comparison of the ownership of our common stock and Units of our Operating Partnership with respect to voting rights and transferability:

Voting Rights. Holders of common stock may elect our Board of Directors, and because we serve as the general partner of our Operating Partnership, our Board of Directors will effectively control the business of our Operating Partnership. Unit holders may not elect or remove the general partner without our consent or, prior to redemption of Units in exchange for our common stock, elect our directors.

Transferability. Neither the Units of our Operating Partnership nor the shares of our common stock issuable upon redemption of such Units will have been registered under the Securities Act and, therefore, they will be subject to certain restrictions on transfer. The Units and the shares of our common stock for which they are redeemable are subject to transfer restrictions under applicable securities laws, under our articles of incorporation or under the Partnership Agreement, including the required consent of the general partner to the admission of any new limited partner to our Operating Partnership. We may from time to time grant registration rights with respect to shares of our common stock issuable upon redemption of Units.

Partnership Agreement

The Partnership Agreement requires that our Operating Partnership be operated in a manner that enables us to satisfy the requirements for being classified as a REIT, to avoid any federal income or excise tax liability imposed by the Code (other than any federal income tax liability associated with our retained capital gains) and to ensure that our Operating Partnership will not be classified as a “publicly traded partnership” taxable as a corporation under Section 7704 of the Code. The following summary of the Partnership Agreement of our Operating Partnership and the description of certain provisions thereof set forth elsewhere in this prospectus are qualified in their entirety by reference to the Partnership Agreement.

Management

Under the terms of the Partnership Agreement, as the sole general partner of our Operating Partnership, we have, subject to certain protective rights of limited partners described below, full, exclusive and complete responsibility and discretion in the management, operation and control of the partnership, including the ability to cause the partnership to enter into certain major transactions including acquisitions, dispositions, financings and selection of tenants and to cause changes in the partnership’s line of business and distribution policies. We are in turn managed by our Adviser, which will have responsibility for all aspects of our operations, including the management of our Operating Partnership.

The affirmative vote of the general partner and at least a majority of the partnership Units is required for a sale of all or substantially all of the assets of the partnership, to approve a merger or consolidation of the partnership or to amend the Partnership Agreement. Upon completion of this offering, we will own a 100% interest in the partnership.

Transferability of Interests

We may not voluntarily withdraw as the general partner of our Operating Partnership, engage in any merger, consolidation or other business combination or transfer or assign our interest in our Operating Partnership (except to a wholly owned subsidiary) unless the transaction in which such withdrawal, business combination or transfer occurs results in the limited partners receiving or having the right to receive cash, securities or other property in an amount equal to the amount they would have received had they exercised their redemption rights immediately prior to such transaction, or unless, in the case of a merger or other business combination, our successor contributes substantially all of its assets to our Operating Partnership in return for a general partnership interest in our Operating Partnership. We may also enter into a business combination or transfer our general partnership interest upon the receipt of the consent of a majority in interest of the limited partners of the Operating Partnership. With certain limited exceptions, the limited partners may not transfer their interests in our Operating Partnership, in whole or in part, without our written consent, which consent we may withhold in our sole discretion. We may not consent to any transfer that would cause our Operating Partnership to be treated as a corporation for federal income tax purposes.

Capital Contributions and Additional Units

We will contribute to our Operating Partnership substantially all of the net proceeds of this offering as a capital contribution in exchange for limited partnership interests. The Partnership Agreement permits us, without the consent of the limited partners, to cause the issuance of additional partnership Units in return for future capital contributions by third parties. The Partnership Agreement provides that if our Operating Partnership requires additional funds at any time in excess of funds available to our Operating Partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to our Operating Partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the Partnership Agreement, we are obligated to contribute the net proceeds of any offering of shares of capital stock as additional capital to our Operating Partnership.

If we contribute additional capital to our Operating Partnership, we will receive additional partnership Units and our percentage interest will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of our Operating Partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. In addition, if we contribute additional capital to our Operating Partnership, we will revalue the property of our Operating Partnership to its fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the Partnership Agreement if there were a taxable disposition of such property for such fair market value on the date of the revaluation. Our Operating Partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over common partnership interests with respect to distributions from our Operating Partnership, including the partnership interests we own as general partner.

Redemption Rights

The limited partners of our Operating Partnership, other than any of our subsidiaries, such as Gladstone Land Partners, LLC, have the right to cause their Units to be redeemed by our Operating Partnership for cash or, at our election, shares of our common stock on a one-for-one basis. In the event that the Units are redeemed for cash, the cash amount to be paid will be equal to the market value of the number of our shares of common stock that would be issuable if the Units were redeemed for our shares on a one-for-one basis. If we elect to redeem the Units for shares of our common stock, we will issue one share of our common stock for each Unit redeemed.

These redemption rights may not be exercised, however, if and to the extent that the delivery of shares of common stock in such redemption would (1) result in any person owning shares in excess of our ownership limits, (2) result in shares being owned by fewer than 100 persons, (3) cause us to be “closely held” within the meaning of Section 856(h) of the Code, (4) cause us to own 10.0% or more of the ownership interests in a tenant within the meaning of Section 856(d)(2)(B) of the Code, or (5) cause the acquisition of shares of common stock by a redeemed limited partner to be “integrated” with any other distribution of our shares of common stock for purposes of complying with the Securities Act.

Subject to the foregoing, limited partners of our Operating Partnership may exercise their redemption rights at any time after one year following the completion of this offering. However, a limited partner may not deliver more than two redemption notices in any calendar year and may not exercise a redemption right for less than 1,000 Units, unless such limited partner holds less than 1,000 Units, in which case the limited partner must exercise his or her redemption right for all of his or her Units. We do not expect to issue any of the shares of common stock offered hereby to limited partners of our Operating Partnership in redemption of their Units. Rather, in the event a limited partner of our Operating Partnership exercises his or her redemption rights, and we elect to purchase the Units with shares of our common stock, we expect to issue new unregistered shares of common stock in connection with such transaction.

If we redeem any shares of our common stock or shares of any series of preferred stock that we may issue, then our Operating Partnership will redeem, for the same cash amount as paid in such redemption, the same number of Units held by us or our subsidiaries corresponding to the shares we redeem.

Distributions

The Partnership Agreement provides that our Operating Partnership will distribute cash flow from operations to the limited partners of our Operating Partnership in accordance with their relative percentage interests on at least a monthly basis in amounts determined by us, such that a holder of one Unit in our Operating Partnership will receive the same amount of annual cash flow distributions from our Operating Partnership as the amount of annual distributions paid to the holder of one of our shares of common stock. Remaining cash from operations will be distributed to us as the general partner to enable us to make distributions to our stockholders.

Allocations and Tax Matters

The Partnership Agreement of our Operating Partnership provides that taxable income is allocated to the limited partners of our Operating Partnership in accordance with their relative percentage interests such that a holder of one Unit in our Operating Partnership will be allocated taxable income for each taxable year in an amount equal to the amount of taxable income to be recognized by a holder of one of our shares, subject to compliance with the provisions of Section 704(b) and 704(c) of the Code and corresponding Treasury Regulations. Losses, if any, will generally be allocated among the partners in accordance with their respective percentage interests in our Operating Partnership.

Upon the liquidation of our Operating Partnership, after payment of debts and obligations, any remaining assets of our Operating Partnership will be distributed to partners with positive capital accounts on a pro rata basis in accordance with their respective positive capital account balances. If we were to have a negative balance in our capital account following a liquidation, we, as general partner of the Operating Partnership, would be obligated to contribute cash to our Operating Partnership equal to such negative balance for distribution to other partners, if any, having positive balances in such capital accounts. We will be the tax matters partner of our Operating Partnership and, as such, will have authority to handle tax audits and to make tax elections under the Code on behalf of our Operating Partnership.

Term

Our Operating Partnership will continue until December 31, 2075, or until sooner dissolved upon:

•	our bankruptcy, dissolution or withdrawal (unless the limited partners elect to continue our Operating Partnership);

•	the sale or other disposition of all or substantially all the assets of our Operating Partnership;

•	the redemption of all partnership Units (other than those held by us, if any); or

•	an election by us in our capacity as the general partner.

FEDERAL INCOME TAX CONSEQUENCES OF OUR STATUS AS A REIT

This section summarizes the material federal income tax issues that you, as a stockholder, may consider relevant with respect to an investment in our common stock offered by this prospectus. The laws governing the federal income tax treatment of a REIT and its stockholders are highly technical and complex. Because this section is a summary, it does not address all of the tax issues that may be important to you and should not be considered to be tax advice. In addition, this discussion does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as:

•	dealers in securities or currencies;

•	traders in securities that elect to mark to market,

•	financial institutions;

•	insurance companies;

•	tax exempt entities (except to the extent discussed in “Taxation of Tax-Exempt Stockholders”);

•	foreign persons (except to the extent discussed in “Taxation of Non-U.S. Stockholders”);

•	stockholders who are subject to the alternative minimum tax;

•	persons who receive our common stock through the exercise of employee stock options or otherwise as compensation;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes and persons who are investors in such entities;

•	U.S. persons whose functional currency is not the U.S. dollar;

•	regulated investment companies and other real estate investment trusts;

•	stockholders who hold their shares as part of a hedging, straddle, conversion or other risk reduction transaction; or

•	stockholders who do not hold their shares as “capital assets” within the meaning of Section 1221 of the Code.

This summary assumes that stockholders hold our stock as a capital asset for federal income tax purposes, which generally means property held for investment.

If a partnership (including an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of our common stock that is a partnership, and the partners in such a partnership, should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of our common stock.

Furthermore, no state, local or foreign tax considerations are addressed in this summary. The federal income tax treatment of REITs is highly technical and complex. The statements in this section and the opinion of Cooley LLP, or Cooley (described below) are based on provisions of the Code, as well as Treasury regulations, administrative rulings and judicial decisions thereunder, all of which are subject to change (possibly with retroactive effect) or to different interpretations. No ruling from the IRS has been or will be requested with respect to any of the tax matters discussed herein.

Sunset of Reduced Tax Rate Provisions

Several of the tax considerations described herein are subject to a sunset provision. The sunset provisions generally provide that for taxable years beginning after December 31, 2012, certain provisions that are currently in the Code will revert back to a prior version of those provisions. These provisions include provisions related to the reduced maximum income tax rate for long-term capital gains of 15% (rather than 20%) for taxpayers taxed at individual rates, the application of the 15% tax rate to qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion is not discussed herein. Consequently, prospective stockholders should consult their own tax advisers regarding the effect of sunset provisions on an investment in our stock.

We urge you to consult your own tax adviser regarding the specific tax consequences to you of ownership of our common stock and of our election to be taxed as a REIT.

Taxation of Gladstone Land Corporation

We intend to conduct our operations in a manner that will permit us to qualify as and elect to be treated as a REIT for federal income tax purposes beginning with our taxable year ending December 31, 2013 or December 31, 2014. We have not requested a ruling from the Internal Revenue Service as to our qualification as a REIT, and no assurance can be given that we will operate in a manner so as to qualify or remain qualified as a REIT.

We have obtained an opinion from Cooley to the effect that, commencing with our taxable year ending December 31, 2013 or December 31, 2014, and subject to our distribution of all non-REIT earnings and profits (as discussed herein) and certain other assumptions and qualifications, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code and that our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT, provided that we operate in the manner described in this prospectus and in accordance with the representations set forth in this prospectus and provided that we make a valid and timely election to be a REIT and satisfy the share ownership, income, asset and distribution tests and the other requirements described below.

In addition to the limitations, assumptions and qualifications set forth herein, investors should be aware that Cooley’s opinion is based upon customary assumptions and qualifications set forth in such opinion, is not binding upon the Internal Revenue Service or any court, and is conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our properties and the conduct of our business, and a representation that we will distribute all of our non-REIT earnings and profits by the end of the first taxable year for which we elect to be taxed as a REIT. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute.

Cooley will not review our compliance with those tests and requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT, see “Failure to Qualify.”

If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders beginning with the first taxable year for which we elect to be taxed as a REIT. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results under current law from owning shares in a corporation. However, we will be required to pay federal income tax in the following circumstances:

We will pay regular corporate income tax on our taxable income for the taxable year ending December 31, 2012 and potentially December 31, 2013, depending on whether we elect to qualify as a REIT for that year.

We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

We may be subject to the “alternative minimum tax” on any items of tax preference and alternative minimum tax adjustment that we do not distribute or allocate to stockholders.

We will pay income tax at the highest corporate rate on:

•	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.

We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “Income Tests,” and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

•

the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests (substituting 90% for 95%, for purposes of calculating the amount by which the 95% test is failed), multiplied by

•	a fraction intended to reflect our profitability.

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and the failure was due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

In the event of a failure of the asset tests (other than a de minimis failure of the 5% asset test or the 10% vote or value test, as described below under “— Asset Tests”), as long as the failure was due to reasonable cause and not to willful neglect, we dispose of assets or otherwise comply with such asset tests within six months after the last day of the quarter in which we identified such failure and file with the IRS a schedule describing the assets that caused such failure, we will pay a tax equal to the greater of $50,000 or 35% of the net income from the non-qualifying assets during the period in which we failed to satisfy such asset tests.

If we fail to distribute during a calendar year at least the sum of:

•	85% of our REIT ordinary income for the year,

•	95% of our REIT capital gain net income for the year, and

•	any undistributed taxable income from earlier periods.

We will pay a 4% excise tax on the excess of the required distribution over the amount we actually distribute.

We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the stockholder) and would receive a credit or refund for its proportionate share of the tax we paid.

We will be subject to a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

Because we have been and will be taxed as a Subchapter C corporation through the end of our 2012 taxable year and potentially our 2013 taxable year, we generally will be subject to a corporate-level tax on a taxable disposition of any appreciated asset we hold as of the effective date of our REIT election. Specifically, if we dispose of a built-in-gain asset in a taxable transaction prior to the tenth anniversary of the effective date of our REIT election, we would be subject to tax at the highest regular corporate federal income tax rate (currently 35%) on the lesser of the gain recognized and the asset’s built-in-gain as of the effective date of our REIT election. We currently estimate that the built-in-gain of our assets that we hold today is approximately $40.0 million, which would translate to taxes of approximately $14.1 million if we were to sell these assets within the 10-year period. We currently do not intend to sell these assets within the 10-year period, but there can be no assurances of this.

In connection with intercompany transfers of the Watsonville and Oxnard farms in 2002 and of the Watsonville farm again in 2004, we created taxable gains for both federal and state purposes. These taxable gains are generally based on the excess of the fair market value of the property over the tax basis of the property. These intercompany taxable gains are indefinitely deferred until a triggering event occurs, generally when the transferee or the transferor leave the consolidated group as defined by the relevant tax law or the property is sold to a third party. While there are taxable gains to the transferring entity, the receiving entity’s tax basis is the fair market value at the date of transfer. Thus a deferred tax liability is created related to the taxable gain to the transferring entity but an offsetting deferred tax asset is created representing the basis difference created by the new tax basis of the receiving entity. As a result, the deferred tax assets and liabilities offset one another and there is no net impact to us. In accordance with ASC 740 and ASC 810, no tax impact is recognized in the consolidated financial statements as a result of intra-entity transfers of assets.

As a result of the transfers above, the related deferred tax assets and liabilities total approximately $2.2 million as of December 31, 2011. With respect to the federal amount of $2.1 million, this amount will become payable when we make a REIT election and as a REIT, we will no longer be able to obtain the benefit of the related deferred tax asset. As a result, we will reverse the deferred tax asset when we have completed all significant actions necessary to qualify as a REIT and are committed to a course of action for this to occur. The REIT election does not have the same impact on the state tax amount of approximately $100,000, and therefore these will continue to be deferred.

In connection with our acquisition of the San Andreas Farm in February 2004 from SC Land, we created a deferred intercompany stock account, or DISA, at the state income tax level that was based upon the fair market value of the property at the time of that transfer. The resulting tax liability to us was approximately $98,000. We determined that the state income taxes of $98,000 related to the DISA became payable in 2009, and we are paying that amount over a five-year period through 2014.

In addition, we acquired the West Gonzales Farm in May 2009 from SC Land. SC Land was formally liquidated in June 2010; however, we have concluded that SC Land was de facto liquidated in May 2009, since the business operations of SC Land were effectively terminated as of that date. As a result, we will not be subject to a similar tax on the transfer of the West Gonzales Farm in 2009, as resulted from the 2002 and 2004 transfers discussed in the paragraphs above.

In addition, under California state law, Gladstone Land and our Adviser are presumed to be unitary entities and therefore required to report their income on a combined basis, as David Gladstone is the sole shareholder of both entities. The combined reporting application will result in refunds related to previous income tax years. The combined refunds from 2006 through 2009 were approximately $166,000, and we have received all these refunds.

After the effective date of our REIT election, if we acquire any asset from a Subchapter C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the Subchapter C corporation’s basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the 10-year period after we acquire the asset. The amount of gain on which we will pay tax is the lesser of:

•	the amount of gain that we recognize at the time of the sale or disposition, and

•	the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

In addition, notwithstanding our status as a REIT, we may also have to pay certain state and local income taxes, because not all states and localities treat REITs in the same manner that they are treated for federal income tax purposes. Moreover, as further described below, domestic TRSs will be subject to federal, state and local corporate income tax on their taxable income.

Requirements for Qualification

A REIT is a corporation, trust or association that meets each of the following requirements:

1. It is managed by one or more trustees or directors;

2. Its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;

3. It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws;

4. It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

5. At least 100 persons are beneficial owners of its shares or ownership certificates;

6. Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year;

7. It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status; and

8. It meets certain other qualification tests, described below, regarding the nature of its income and assets.

In addition, in order to qualify as a REIT, we may not have, at the end of any taxable year, any undistributed earnings and profits accumulated in any non-REIT taxable year. Our non-REIT earnings and profits include any earnings and profits we accumulated before the effective date of our REIT election. As of June 30, 2012, we estimate that our non-REIT accumulated earnings and profits were approximately $4.7 million. This amount does not include an additional $4.0 million of non-REIT earnings and profits associated with a deferred intercompany gain resulting from land transfers, described elsewhere in this prospectus, that we will recognize immediately prior to our REIT election. We also expect to recognize additional non-REIT earnings and profits from future operations prior to our REIT election. We intend to distribute sufficient earnings and profits, including the $4.0 million associated with the deferred intercompany gain, before the end of the first taxable year for which we elect REIT status to stockholders of record after the completion of this offering, to eliminate any non-REIT earnings and profits, which distributions will be in addition to distributions we will be required to make to avoid tax on our income.

We must meet requirements 1 through 4 above during our entire taxable year for each taxable year in which we intend to be taxed as a REIT and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6. Both requirements 5 and 6 are inapplicable to our first taxable year as a REIT.

We intend to satisfy requirements 1 through 4 beginning with our taxable year ending December 31, 2013. Upon the completion of this offering, we will have issued sufficient shares of common stock with sufficient diversity of ownership to satisfy requirements 5 and 6 above, provided that to satisfy requirement 6, David Gladstone may have to sell shares or we may have to issue additional shares prior to electing REIT status. In addition, our articles of incorporation restrict the ownership and transfer of our shares of capital stock so that we should continue to satisfy these requirements. The provisions of our articles of incorporation restricting the ownership and transfer of the shares of common stock are described in “Description of Our Capital Stock – Restrictions on Ownership and Transfer.” We intend to make the election described in 7 above, in the manner required by Treasury Department regulations for our taxable year ending December 31, 2013 or December 31, 2014. For purposes of satisfying the various REIT qualifications in requirement 8 above, including the income and asset tests described below, some or all of the activities, income and assets of qualified REIT subsidiaries and partnerships we own will be treated as our activities, income and assets.

A corporation that is a “qualified REIT subsidiary” is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation that has not elected to be treated as a taxable REIT subsidiary, all of the capital stock of which is owned by the REIT. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit and our ownership of the stock of such subsidiary will not violate the REIT asset tests discussed below.

Similarly, in the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of our Operating Partnership and any other partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

Income Tests

We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income, excluding gross income from prohibited transactions, for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property, or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	income derived from foreclosure property;

•	gain from the sale of real estate assets that are not investment or dealer property; and

•

income derived from the temporary investment of new capital that is attributable to the issuance of our shares of capital stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

Second, in general, at least 95% of our gross income, excluding gross income from prohibited transactions, for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gains from the sale or disposition of stock or securities, income from certain hedging instruments or any combination of these. The following paragraphs discuss the specific application of the gross income tests to us.

Rents from Real Property. Rent that we receive from a tenant will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met.

First, the rent must not be based in whole or in part on the income or profits of any person. Participating rent, however, will qualify as “rents from real property” if it is based on percentages of gross receipts or sales and the percentages:

•	are fixed at the time the leases are entered into;

•	are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits; and

•	conform with normal business practices.

More generally, the rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practices, but is in reality used as a means of basing the rent on income or profits. We will not charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a fixed percentage of gross revenues, as described above.

Second, we must not own, actually or constructively, 10% or more of the stock (by vote or value) or the assets or net profits of any tenant, or a related party tenant, other than a “taxable REIT subsidiary,” or TRS. See “Other Tax Consequences — Taxable REIT Subsidiaries.” In addition, the constructive ownership rules generally provide that, if 10% or more in value of our shares is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. Because the constructive ownership rules are broad and it is not possible to continually monitor direct and indirect transfers of our shares, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a tenant other than a TRS at some future date. As described above, we may own up to 100% of the stock of one or more TRSs. As an exception to the related party tenant rule described in the preceding paragraph, rent that we receive from a TRS will qualify as “rents from real property” as long as (1) the TRS is a qualifying TRS (see “Other Tax Consequences — Taxable REIT Subsidiaries”), (2) at least 90% of the leased space in the property is leased to persons other than TRSs and related party tenants, and (3) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space.

Third, the rent attributable to the personal property leased in connection with the lease of a property must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a property is the amount that bears the same ratio to total rent for the property in the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the property at the beginning and at the end of such taxable year, or the personal property ratio. We believe that the personal property ratio of the properties that we intend to acquire will be less than 15% or that any income attributable to excess personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the Internal Revenue Service would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus lose our REIT status.

Fourth, we cannot furnish or render non-customary services to the tenants of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “non-customary” services directly to the tenants of a property as long as our income from the services does not exceed 1% of our income from the related property. We may employ a TRS, which may be wholly or partially owned by us, to provide both customary and non-customary services to our tenants without causing the rents from the related properties to fail to qualify as “rents from real property.” Any amounts we receive from a TRS with respect to such TRS’s provision of non-customary services will, however, be non-qualified income under the 75% gross income tax and, except to the extent received through the payment of dividends, the 95% gross income test. Finally, we may own up to 100% of the stock of one or more TRSs, which may provide non-customary services to our tenants without tainting our rents from the related properties. We do not intend to perform any services other than customary ones for our tenants, other than services provided through independent contractors or TRSs.

If a portion of the rent that we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, only that portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test.

In addition to rent, our tenants will be required to pay certain additional charges. To the extent that such additional charges represent reimbursements of amounts that we are obligated to pay to third parties, such as a tenant’s proportionate share of a property’s operational or capital expenses, such amounts are not included in gross income for purposes of the income tests because reimbursements are essentially loan repayments. Penalties for nonpayment or late payment of such amounts may also be excluded from gross income. However, to the extent that such charges are not excluded from gross income, they instead should be treated as interest that qualifies for the 95% gross income test.

Interest. The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by being based on a fixed percentage or percentages of gross receipts or sales. Furthermore, to the extent that interest from a loan that is based on the residual cash proceeds from the sale of the property securing the loan constitutes a “shared appreciation provision,” income attributable to such participation feature will be treated as gain from the sale of the secured property.

Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether a REIT holds an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances surrounding a particular transaction.

Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.”

Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property generally is any real property, including interests in real property, and any personal property incident to such real property:

•

that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

•	for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

•	for which the REIT makes a proper election to treat the property as foreclosure property.

Hedging Transactions. From time to time, we or our Operating Partnership may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from “hedging transactions” will be excluded from gross income for purposes of the 95% gross income test and the 75% gross income test. A “hedging transaction” includes any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets. A “hedging transaction” also includes any transaction entered into primarily to manage risk of currency fluctuations with respect to any item of income or gain that is qualifying income for purposes of the 75% or 95% gross income test (or any property which generates such income or gain). We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. To the extent that we hedge for other purposes, or to the extent that a portion of our Agency securities is not secured by “real estate assets” (as described below under “— Asset Tests”) or in other situations, the income from those transactions will likely be treated as non-qualifying income for purposes of both gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT. We may, however, determine that in certain instances we must hedge risks incurred by us through transactions entered into by a TRS. Hedging our risk through a TRS would be inefficient on an after-tax basis because of the tax liability imposed on the TRS.

Failure to Satisfy Gross Income Tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet such tests is due to reasonable cause and not due to willful neglect; and

•	we attach a schedule of the sources of our income to our federal income tax return.

We cannot predict, however, whether in all circumstances we would qualify for the relief provisions.

In addition, as discussed above in “Taxation of Gladstone Land Corporation,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied by a fraction intended to reflect our profitability.

Asset Tests

To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year. First, at least 75% of the value of our total assets, including assets held by any qualified REIT subsidiaries and our allocable share of the assets held by any partnerships or limited liability companies in which we hold an interest, must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgage loans on real property;

•	stock in other REITs; and

•	investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or offerings of debt with at least a five-year term.

Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets. Third, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities. Fourth, no more than 25% of the value of our total assets may consist of the securities of one or more TRSs. Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs and other assets that are not qualifying assets for purposes of the 75% asset test.

For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or a TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term “securities,” however, generally includes debt securities issued by a partnership or another REIT. For purposes of the 10% value test, the term “securities” does not include:

•

“Straight debt” securities, which are defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non-”straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities.

•	Any loan to an individual or an estate;

•	Any “section 467 rental agreement,” other than an agreement with a related party tenant;

•	Any obligation to pay “rents from real property”;

•	Certain securities issued by governmental entities;

•	Any security issued by a REIT;

•

Any debt instrument of an entity treated as a partnership for federal income tax purposes in which we are a partner to the extent of our proportionate interest in the debt and equity securities of the partnership; and

•

Any debt instrument of an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in “— Income Tests.”

We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. In this regard, to determine our compliance with these requirements, we will have to value our investment in our assets to ensure compliance with the asset tests. Because our assets will consist primarily of land, the values of some of our assets may not be susceptible to a precise determination. Although we will seek to be prudent in making these estimates, there can be no assurances that the IRS might not disagree with these determinations and assert that a different value is applicable, in which case we might not satisfy the 75% asset test and the other asset tests and, thus, we could fail to qualify as a REIT. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•

the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

If we did not satisfy the condition described in the second item above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

In the event that we violate the 5% asset test or the 10% vote or value test described above at the end of any calendar quarter, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure. In the event of a failure of any of the asset tests (other than a de minimis failure described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identified such failure, (ii) file a schedule with the IRS describing the assets that caused such failure in accordance with regulations promulgated by the Secretary of Treasury and (iii) pay a tax equal to the greater of $50,000 or 35% of the net income from the non-qualifying assets during the period in which we failed to satisfy the asset tests.

Distribution Requirements

For each taxable year in which we intend to be classified as a REIT, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

•	the sum of

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction and our net capital gain or loss, and

•	90% of our after-tax net income, if any, from foreclosure property, minus

•	the sum of certain items of non-cash income.

We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration. We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

•	85% of our REIT ordinary income for such year,

•	95% of our REIT capital gain income for such year, and

•	any undistributed taxable income from prior periods,

then we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute. We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “Taxation of Taxable U.S. Stockholders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% excise tax.

It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional shares of capital stock in order to make distributions necessary to maintain our REIT status.

Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the Internal Revenue Service based upon the amount of any deduction we take for deficiency dividends.

In addition, in order to qualify as a REIT, we may not have, at the end of any taxable year, any undistributed earnings and profits accumulated in any non-REIT taxable year. Our non-REIT earnings and profits include any earnings and profits we accumulated before the effective date of our REIT election. As of June 30, 2012, we estimate that our non-REIT accumulated earnings and profits were approximately $4.7 million. This amount does not include an additional $4.0 million of non-REIT earnings and profits associated with a deferred intercompany gain resulting from land transfers, described elsewhere in this prospectus, that we will recognize immediately prior to our REIT election. We also expect to recognize additional non-REIT earnings and profits from future operations prior to our REIT election. We intend to distribute sufficient earnings and profits, including the $4.0 million associated with the deferred intercompany gain, to stockholders of record after the completion of this offering but before the end of the first taxable year for which we elect REIT status to eliminate any non-REIT earnings and profits, which distributions will be in addition to distributions we will be required to make to avoid tax on our income.

Recordkeeping Requirements

We must maintain certain records in order to qualify as a REIT. In addition, to avoid a monetary penalty, we must request, on an annual basis, information from our stockholders designed to disclose the actual ownership of our outstanding shares of capital stock. We intend to comply with these requirements.

Any record stockholder who, upon our request, does not provide us with required information concerning actual ownership of the shares is required to include specified information relating to his, her or its or its shares in his, her or its or its federal income tax return. We also must maintain, within the Internal Revenue District in which we are required to file our federal income tax return, permanent records showing the information we have received about the actual ownership of our shares and a list of those persons failing or refusing to comply with our demand.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “— Income Tests” and “— Asset Tests.”

If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a REIT, we would not be able to deduct amounts distributed to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders might be eligible for the dividends received deduction. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Sale-Leaseback Transactions

Many of our investments will be in the form of sale-leaseback transactions. In most instances, depending on the economic terms of the transaction, we will be treated for federal income tax purposes as either the owner of the property or the holder of a debt secured by the property. We do not expect to request an opinion of counsel concerning the status of any leases of properties as true leases for federal income tax purposes.

The Internal Revenue Service may take the position that specific sale-leaseback transactions we may treat as true leases are not true leases for federal income tax purposes but are, instead, financing arrangements or loans. We may also structure some sale-leaseback transactions as loans. In this event, for purposes of the asset tests and the 75% income test, each such loan likely would be viewed as secured by real property to the extent of the fair market value of the underlying property. It is expected that, for this purpose, the fair market value of the underlying property would be determined without taking into account our lease. If a sale-leaseback transaction we treat as a lease were re-characterized as a loan, we might fail to satisfy the asset tests or the income tests and consequently lose our REIT status effective with the year of re-characterization. Alternatively, the amount of our REIT taxable income could be recalculated which could cause us to fail one or both of the income tests.

Method of Accounting

In computing our REIT taxable income, we will use the accrual method of accounting and depreciate depreciable property under the alternative depreciation system. We will be required to file an annual federal income tax return, which, like other corporate returns, is subject to Internal Revenue Service examination. Because the tax law requires us to make many judgments regarding the proper treatment of a transaction or an item of income or deduction, it is possible that the Internal Revenue Service will challenge positions we take in computing our REIT taxable income and its distributions. Issues could arise, for example, with respect to the allocation of the purchase price of properties between depreciable or amortizable assets and non-depreciable or non-amortizable assets such as land and the current deductibility of fees paid to our Adviser or its affiliates. Were the Internal Revenue Service to challenge successfully our characterization of a transaction or determination of our REIT taxable income, we could be found not to have satisfied a requirement for qualification as a REIT and mitigation provisions might not apply. If we or the Internal Revenue Service determined that we have not satisfied the 90% distribution test, we would need to pay a deficiency dividend and pay interest and a penalty or we would be disqualified as a REIT.

Taxation of Taxable U.S. Stockholders

As long as we qualify as a REIT, a taxable “U.S. stockholder” must take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. This differs from non-REIT C corporations, which generally are subject to federal corporate income taxes but whose stockholders taxed at individual rates are generally taxed on qualified dividend income at a 15% rate through 2012, and whose corporate stockholders generally receive the benefits of a dividends received deduction that substantially reduces the effective rate that they pay on such dividends. In general, income earned by a REIT and distributed to its stockholders will be subject to less overall federal income taxation than if such income were earned by a non-REIT C corporation, subjected to corporate income tax, and then distributed and taxed to stockholders. The term “U.S. stockholder” means a holder of our common stock that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•

a corporation or partnership (including an entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized under the laws of the United States or of a political subdivision of the United States unless, in the case of a partnership, treasury regulations provide otherwise;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

Beginning with our first taxable year for which we qualify as a REIT, distributions that we properly designate as capital gain dividends will be taxable to our taxable U.S. stockholders as gain from the sale of a capital asset, to the extent that such gain does not exceed our actual net capital gain for the taxable year. Such gain is taxable as long-term capital gain without regard to the period for which the U.S. stockholder has held its common stock. We generally will designate our capital gain dividends as either 15% or 25% rate distributions.

Beginning with our first taxable year for which we qualify as a REIT, we may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. stockholder would include its proportionate share of our undistributed long-term capital gain in computing its long-term capital gains in its return for its taxable year in which the last day of our taxable year falls. The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its common shares by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

Beginning with our first taxable year for which we qualify as a REIT, a U.S. stockholder will not incur tax on a distribution, not designated as a capital gain distribution, in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s shares of common stock. Instead, the distribution will reduce the stockholder’s adjusted basis of such common stock. A U.S. stockholder will recognize a distribution, not designated as a capital gain distribution, in excess of both our current and accumulated earnings and profits and the U.S. stockholder’s adjusted basis in his or her shares of common stock as long-term capital gain, or short-term capital gain if the shares of common stock have been held for one year or less, assuming the shares of common stock are a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of the shares of common stock will not be treated as passive activity income and, therefore, stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us generally will be treated as investment income for purposes of the investment interest limitations. However, gain from the disposition of shares of our common stock may not be treated as investment income depending on a stockholder’s particular situation. Stockholders will be required to include in their income for each taxable year as ordinary income, return of capital and capital gain the amounts that we designate in a written notice mailed after the close of such taxable year.

For taxable years beginning after December 31, 2012, a U.S. withholding tax at a 30% rate will be imposed on dividends in respect of our common stock received by certain U.S. stockholders who own their stock through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. We will not pay any additional amounts in respect of any amounts withheld.

Taxation of U.S. Stockholders on the Disposition of Shares of Our Common Stock

In general, a U.S. stockholder must treat any gain or loss realized upon a taxable disposition of shares of our common stock as long-term capital gain or loss if the U.S. stockholder has held the shares of common stock for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder’s adjusted tax basis. A stockholder’s adjusted tax basis generally will equal the U.S. stockholder’s acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (discussed above) less tax deemed paid on such gains and reduced by any return of capital. However, a U.S. stockholder must treat any loss upon a sale or exchange of common stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of the shares of common stock may be disallowed if the U.S. stockholder purchases other shares of our common stock within 30 days before or after the disposition.

Capital Gains and Losses

The tax rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate currently is 35%. The maximum tax rate on long-term capital gain applicable to taxpayers taxed at individual rates is 15% for sales and exchanges of assets held for more than one year occurring through December 31, 2012. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property,” or depreciable real property, is 25% to the extent that such gain would have been treated as ordinary income if the property were “section 1245 property.” In addition, for taxable years beginning after December 31, 2012, capital gains recognized by our stockholders that are individuals, estates or trusts from the sale or other disposition of our securities will be subject to a 3.8% Medicare tax. With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to our non-corporate stockholders at a 15% or 25% rate.

A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer can deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses.

Information Reporting Requirements and Backup Withholding

We will report to our stockholders and to the Internal Revenue Service the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding at a rate of 28% for 2012 (subject to change in future years) with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding may be claimed as a credit against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN or W-8ECI, or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition by a non-U.S. stockholder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder’s U.S. federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their own tax advisers regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income. While many investments in real estate generate unrelated business taxable income, the Internal Revenue Service has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income.

However, if a tax-exempt stockholder were to finance its acquisition of our common stock with debt, a portion of the income that it receives from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions that they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our shares of common stock must treat a percentage of the dividends that it receives from us as unrelated business taxable income. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. That rule applies to a pension trust holding more than 10% of our shares only if the percentage of our dividends that the tax-exempt trust must treat as unrelated business taxable income is at least 5% and we constitute a “pension-held REIT.” We would be a pension-held REIT only if:

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares of capital stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our shares of capital stock in proportion to their actuarial interests in the pension trust; and

•	either:

•	one pension trust owns more than 25% of the value of our shares of capital stock; or

•	a group of pension trusts individually holding more than 10% of the value of our shares of capital stock collectively owns more than 50% of the value of our shares of capital stock.

We do not expect to be a pension-held REIT.

Taxation of Non-U.S. Stockholders

The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisers to determine the impact of federal, state and local income tax laws on ownership of our common stock, including any reporting requirements.

A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of U.S. real property interests, as defined below, and that we do not designate as a capital gain dividend or retained capital gain, will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, if such a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed on distributions, and also may be subject to the 30% branch profits tax in the case of a corporate non-U.S. stockholder. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless either:

•	a lower treaty rate applies and the non-U.S. stockholder provides us with an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

•	the non-U.S. stockholder provides us with an IRS Form W-8ECI claiming that the distribution is effectively connected income.

A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its shares of common stock. Instead, the excess portion of the distribution will reduce the adjusted basis of those shares. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares of common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its shares of common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on an ordinary income dividend. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

For taxable years beginning after December 31, 2012, a U.S. withholding tax at a 30% rate will be imposed on dividends and proceeds of sale in respect of our common stock received by certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect to such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

For any year in which we qualify as a REIT, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of “U.S. real property interests” under special provisions of the federal income tax laws known as “FIRPTA.” The term “U.S. real property interests” includes interests in real property and shares in corporations at least 50% of whose assets consist of interests in real property. Under those rules, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of U.S. real property interests as if the gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its U.S. tax liability for the amount we withhold.

A non-U.S. stockholder generally will not incur tax under FIRPTA with respect to gain on a sale of shares of our common stock as long as at all times non-U.S. persons hold, directly or indirectly, less than 50% in value of our shares of capital stock. We cannot assure you that that test will be met. However, a non-U.S. stockholder that owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period will not incur tax under FIRPTA on a disposition of the shares of common stock if the shares are “regularly traded” on an established securities market, but a non-U.S. stockholder otherwise could be subject to tax on gain from the sale or disposition of our common stock under the circumstances described below. Because it is expected that our common stock will be regularly traded on an established securities market, a non-U.S. stockholder should not incur tax under FIRPTA with respect to gain on a sale of our common stock unless it owns, actually or constructively, more than 5% of the common stock. If the gain on the sale of the common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations.

Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

•

the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

•

the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

OTHER TAX CONSEQUENCES

Tax Aspects of our Investments in our Operating Partnership

The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in our Operating Partnership and any subsidiary partnerships or limited liability companies that we form or acquire, or each individually a Partnership and, collectively, the Partnerships. The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

Classification as Partnerships. We will include in our income our distributive share of each Partnership’s income and we will deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation. An organization with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under the Treasury regulations relating to entity classification, or the check-the-box regulations; and

•	is not a “publicly traded” partnership.

Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity fails to make an election, it generally will be treated as a partnership for federal income tax purposes. We intend that each Partnership be classified as a partnership for federal income tax purposes (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), and no Partnership will elect to be treated as an association taxable as a corporation under the check-the-box regulations.

A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly traded partnership will not, however, be treated as a corporation for any taxable year if 90% or more of the partnership’s gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends, or the 90% passive income exception.

Treasury regulations, or the PTP regulations, provide limited safe harbors from the definition of a publicly traded partnership. Pursuant to one of those safe harbors, or the private placement exclusion, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. We currently intend that each Partnership will qualify for the private placement exclusion.

We have not requested, and do not intend to request, a ruling from the Internal Revenue Service that the Partnerships will be classified as partnerships for federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we likely would not be able to qualify as a REIT. See “Federal Income Tax Consequences of our Status as a REIT — Income Tests” and “— Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “Federal Income Tax Consequences of our Status as a REIT — Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.

Income Taxation of the Partnerships and Their Partners

Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership.

Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations may be disregarded for tax purposes if they do not comply with certain provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. We expect that each Partnership’s allocations of taxable income, gain, and loss will be respected for U.S. federal income tax purposes.

Tax Allocations With Respect to Contributed Properties. Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss, or built-in gain or built-in loss, is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution, or a book-tax difference. Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods.

Under our Operating Partnership’s Partnership Agreement, depreciation or amortization deductions of the operating partnership generally will be allocated among the partners in accordance with their respective interests in our Operating Partnership, except to the extent that our Operating Partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties. In addition, gain or loss on the sale of a property that has been contributed, in whole or in part, to our Operating Partnership will be specially allocated to the contributing partners to the extent of any built-in gain or loss with respect to such property for federal income tax purposes.

Basis in Partnership Interest. Our adjusted tax basis in our partnership interest in our Operating Partnership generally will be equal to:

•	the amount of cash and the basis of any other property contributed by us to our Operating Partnership;

•	increased by our allocable share of our Operating Partnership’s income and our allocable share of indebtedness of our Operating Partnership; and

•

reduced, but not below zero, by our allocable share of our Operating Partnership’s loss and the amount of cash distributed to us, and by constructive distributions resulting from a reduction in our share of indebtedness of our Operating Partnership.

If the allocation of our distributive share of our Operating Partnership’s loss would reduce the adjusted tax basis of our partnership interest below zero, the recognition of such loss will be deferred until such time as the recognition of such loss would not reduce our adjusted tax basis below zero. To the extent that our Operating Partnership’s distributions, or any decrease in our share of the indebtedness of our Operating Partnership, which is considered a constructive cash distribution to the partners, reduce our adjusted tax basis below zero, such distributions will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.

Depreciation Deductions Available to Our Operating Partnership. To the extent that our Operating Partnership acquires its properties in exchange for cash, its initial basis in such properties for federal income tax purposes generally will be equal to the purchase price paid by our Operating Partnership. Our Operating Partnership generally plans to depreciate each depreciable property for federal income tax purposes under the alternative depreciation system of depreciation, or ADS. Under ADS, the Operating Partnership generally will depreciate buildings and improvements over a 40-year recovery period using a straight-line method and a mid-month convention and will depreciate furnishings and equipment over a 12-year recovery period. Our Operating Partnership’s initial basis in properties acquired in exchange for units in our Operating Partnership should be the same as the transferor’s basis in such properties on the date of acquisition by our Operating Partnership. Our Operating Partnership’s tax depreciation deductions will be allocated among the partners in accordance with their respective interests in our Operating Partnership, except to the extent that our Operating Partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed properties.

Sale of a Partnership’s Property

Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built-in gain or loss on those properties for federal income tax purposes.

The partners’ built-in gain or loss on such contributed properties will equal the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution, as adjusted for post-contribution depreciation allocated to them. Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See “Federal Income Tax Consequences of our Status as a REIT — Income Tests.” We, however, do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership’s trade or business.

Taxable REIT Subsidiaries

We may own up to 100% of the stock of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by us. A TRS may provide services to our tenants and perform activities unrelated to our tenants, such as third-party management, development, and other independent business activities. We have established Gladstone Land Advisers, Inc. as our TRS.

We and our corporate subsidiary must elect for the subsidiary to be treated as a TRS. A corporation of which a qualifying TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 25% of the value of our assets may consist of securities of one or more TRSs.

Rent that we receive from our TRSs will qualify as “rents from real property” as long as at least 90% of the leased space in the property is leased to persons other than TRSs and related party tenants, and the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The TRS rules limit the deductibility of interest paid or accrued by a TRS to us if certain tests regarding the TRS’s debt-to-equity ratio and interest expense are satisfied. Further, the rules impose a 100% excise tax on transactions between a TRS and us or our tenants that are not conducted on an arm’s-length basis. We believe that all transactions between us and any TRS that we form or acquire will be conducted on an arm’s-length basis.

State and Local Taxes

We and our stockholders may be subject to taxation by various states and localities, including those in which we or our stockholders transact business, own property or reside. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, stockholders should consult their own tax advisers regarding the effect of state and local tax laws upon an investment in the common shares.

TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our transfer and dividend paying agent and registrar for the shares of common stock being offered by this prospectus will be Computershare. The principal business address of Computershare is 480 Washington Boulevard, Jersey City, New Jersey 07310.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement dated                     , the underwriters named below have severally agreed to purchase from us the number of shares of common stock indicated in the following table.                      is acting as the lead book-running manager of this offering and as the          representative of the underwriters.

Underwriters	Number of Shares

The underwriters propose to offer shares of our common stock, other than directed shares discussed below, directly to the public at the public offering price set forth on the cover page of this prospectus. Any shares sold by the underwriters to securities dealers will be sold at the public offering price less a selling concession not in excess of $         per share. The underwriters may allow, and these selected dealers may reallocate, a concession of not more than $         per share to other brokers and dealers.

The underwriters’ obligations to purchase shares of our common stock are subject to conditions contained in the underwriting agreement. The underwriters are obligated to purchase all of the shares of common stock that they have agreed to purchase under the underwriting agreement, other than those covered by the over-allotment option, if they purchase any shares.

Other than in the United States, no action has been taken by us or by the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares of common stock included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sales of any shares of common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to this offering of shares of our common stock and the distribution of this prospectus. This prospectus is not an offer to sell nor a solicitation of any offer to buy any shares of our common stock included in this offering in any jurisdiction where that would not be permitted or legal.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

Directed Share Program

At our request, the underwriters have reserved up to 30,000 shares, or approximately 0.9% of the common stock offered by this prospectus, excluding the shares issuable pursuant to the over-allotment option granted to the underwriters, for sale under a directed share program to our directors and officers and employees and certain associated persons of our Adviser and Administrator that we identify. All of the persons purchasing the reserved shares must commit to purchase such shares after the registration statement of which this prospectus is a part is declared effective by the SEC but before the close of business on the date of this prospectus. All shares sold pursuant to the directed share program will be restricted from resale for a period of 180 days following the completion of this offering pursuant to the terms of agreements with the underwriters.

All sales of shares pursuant to the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus less the underwriting discount. The underwriters will not receive any discounts or commission on the shares being sold pursuant to the directed share program.

We will receive the same amount of cash per share from the sale of the shares pursuant to the directed share program as we will from the sale of shares to the general public. Accordingly, the investors in the offering will not experience any additional dilution by virtue of the directed share program.

Underwriting Discount and Expenses

The following table summarizes the underwriting discount to be paid to the underwriters by us.

	Total without Over-Allotment(1)	Total with Over-Allotment(1)
Total underwriting discount

(1)	Assumes the sale of 30,000 reserved shares in the directed share program at the offering price less the underwriters’ discount, with respect to which no underwriting discount will be paid to the underwriters by us.

We will pay all expenses of the offering that we incur. We estimate that our total expenses of this offering, excluding the underwriting discount, will be approximately $            .

Over-allotment Option

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to 500,000 additional shares of our common stock at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise the option, each underwriter will become obligated, as long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock approximately proportionate to that underwriter’s initial commitment as indicated in the table above. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased pursuant to the option, the underwriters will offer the additional shares on the same terms as those on which the other shares are being offered hereby.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Lockup Agreements

We and each of our officers, directors and other stockholders have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could reasonably be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock for a period of 180 days after the date of this prospectus, other than shares of common stock issuable in exchange for properties or in connection with a dividend reinvestment plan, without the prior written consent of the representatives of the underwriters. This consent may be given at any time without public notice. In addition, purchasers in the directed share program will be subject to separate lockup agreements restricting their resale of shares purchased pursuant to the directed share program for a period of 180 days following the completion of the offering. There are no present agreements between the representatives of the underwriters and us or any of our executive officers, directors or stockholders releasing us or them from these lock-up agreements prior to the expiration of the 180-day period other than with respect to our issuance of shares of common stock upon exercise by the underwriters of their over-allotment option.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, syndicate covering transactions, stabilizing transactions and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock.

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option, in whole or in part, or purchasing shares in the open market.

Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, resulting in a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock in the open market prior to completion of the offering.

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These syndicate covering transactions, stabilizing transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time. Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effort that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters. Among the primary factors considered in determining the initial public offering price will be:

•	prevailing market conditions;

•	our capital structure;

•	the present stage of our investing activities;

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us; and

•	estimates of our business potential and earning prospects.

Listing of Shares

We intend to apply to have our common stock listed on the NASDAQ Global Market under the symbol “LAND.”

EXPERTS

The consolidated financial statements of Gladstone Land Corporation as of December 31, 2011 and 2010 and for each of the two years in the period ended December 31, 2011 and the audited historical summaries of revenue of 2364 West Beach Road and 75 Dalton Lane for the year ended December 31, 2010 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The appraised values of the properties owned by Gladstone Land Corporation is included based upon the reliance on appraisals provided by Moss & Associates, Nicholas & Company and McGrath Alderman & Associates, Inc., given the authority of said firms as experts in appraising farmland.

LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Cooley LLP, Washington, DC.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11, including exhibits and amendments filed with this registration statement, under the Securities Act of 1933 with respect to shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by reference to the exhibit to which the reference relates. Copies of the registration statement, including the exhibits to the registration statement, may be examined without charge at the public reference room of the Securities and Exchange Commission, 100 F Street N.E., Room 1580, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the Securities and Exchange Commission upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you on the SEC’s Web site at http://www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, and we will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the SEC’s Web site referred to above.

GLADSTONE LAND CORPORATION

Report of Independent Registered Public Accounting Firm

To the Shareholder of Gladstone Land Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholder’s equity, and of cash flows present fairly, in all material respects, the financial position of Gladstone Land Corporation (the “Company”) and its subsidiaries at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia

March 23, 2012

GLADSTONE LAND CORPORATION

CONSOLIDATED BALANCE SHEETS

	June 30, 2012	December 31, 2011	December 31, 2010
	(Unaudited)
ASSETS:
Real estate, at cost	$32,669,745	$32,669,745	$19,551,350
Less: accumulated depreciation	2,294,959	2,122,817	1,790,776

Total real estate, net	30,374,786	30,546,928	17,760,574
Lease intangibles, net of accumulated amortization of $189,031, $174,002 and $0 respectively	47,677	62,706	—
Cash and cash equivalents	1,490,542	2,003,854	1,971,020
Restricted cash	—	—	8,367,902
Deferred financing fees, net of accumulated amortization of $20,627, $100,542 and $100,789, respectively	247,908	226,306	255,861
Other assets	379,543	201,623	679,127

TOTAL ASSETS	$32,540,456	$33,041,417	$29,034,484

LIABILITIES AND STOCKHOLDER'S EQUITY:

LIABILITIES:
Mortgage note payable	$23,210,880	$22,928,000	$16,750,593
Borrowings under line of credit	100,000	1,205,000	3,005,028
Accounts payable and accrued expenses	458,368	409,750	322,515
Due to related parties	83,519	53,857	60,057
Deferred tax liability	202,815	249,837	348,658
Other liabilities	515,773	555,921	—

Total Liabilities	24,571,355	25,402,365	20,486,851

STOCKHOLDER'S EQUITY:
Common stock, $0.001 par value, 20,000,000 shares authorized, 2,750,000 shares issued and outstanding	2,750	2,750	2,750
Retained earnings	7,966,351	7,636,302	8,544,883

Total Stockholder's Equity	7,969,101	7,639,052	8,547,633

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$32,540,456	$33,041,417	$29,034,484

The accompanying notes are an integral part of these consolidated financial statements.

GLADSTONE LAND CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30,		For the years ended December 31,
	2012	2011	2011	2010
	(Unaudited)	(Unaudited)
OPERATING REVENUES:
Rental income	$1,635,998	$1,429,929	$2,967,623	$2,418,111

Total operating revenues	1,635,998	1,429,929	2,967,623	2,418,111

OPERATING EXPENSES:
Depreciation and amortization	187,171	249,237	506,043	317,244
Management advisory fee	88,175	79,084	241,066	143,315
Administration fee	59,046	34,937	68,437	73,638
Professional fees	163,325	93,600	612,596	262,082
Due diligence expense	16,209	53,783	91,305	—
Property operating expenses	22,288	16,249	61,584	7,516
General and administrative	37,537	38,853	128,514	49,735

Total operating expenses	573,751	565,743	1,709,545	853,530

OPERATING INCOME	1,062,247	864,186	1,258,078	1,564,581

OTHER INCOME (EXPENSE):
Interest income	854	1,650	2,958	3,241
Other income	3,922	13,994	7,906	9,901
Interest expense	(472,932)	(382,273)	(805,508)	(700,596)
Loss on early extinguishment of debt	—	(474,454)	(474,454)	—
Gain on bargain purchase	—	—	212,000	—

Total other expense	(468,156)	(841,083)	(1,057,098)	(687,454)

Net income before income taxes	594,091	23,103	200,980	877,127

Provision for income taxes	264,042	10,581	92,061	316,604

NET INCOME	$330,049	$12,522	$108,919	$560,523

EARNINGS PER WEIGHTED AVERAGE COMMON SHARE:
Basic and diluted	$0.12	$0.00	$0.04	$0.20

WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
Basic and diluted	2,750,000	2,750,000	2,750,000	2,750,000

The accompanying notes are an integral part of these consolidated financial statements.

GLADSTONE LAND CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

	Common Stock		Retained Earnings	Total Stockholder's Equity
	Number of Shares	Par Value
Balance at December 31, 2010	2,750,000	$2,750	$8,544,883	$8,547,633

Net income		—	108,919	108,919
Distributions		—	(1,017,500)	(1,017,500)

Balance at December 31, 2011	2,750,000	$2,750	$7,636,302	$7,639,052

Net income (unaudited)		—	330,049	330,049

Balance at June 30, 2012 (Unaudited)	2,750,000	$2,750	$7,966,351	$7,969,101

The accompanying notes are an integral part of these consolidated financial statements.

GLADSTONE LAND CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2012	2011	2011	2010
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$330,049	$12,522	$108,919	$560,523
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	187,171	249,237	506,043	317,244
Amortization of deferred financing fees	45,975	9,065	26,367	10,174
Amortization of deferred rent asset and liability, net	(10,623)	—	(8,286)	—
Deferred income taxes	(47,022)	(16,081)	(98,821)	13,824
Loss on early extinguishment of debt	—	474,454	474,454	—
Gain on bargain purchase	—	—	(212,000)	—
Decrease (increase) in other assets	(127,920)	(238,449)	532,249	(531,545)
Increase (decrease) in accounts payable, accrued expenses, and due to related parties	76,079	(32,194)	81,035	295,041
Increase (decrease) in other liabilities	(29,525)	141,201	460,316	—

Net cash provided by operating activities	424,184	599,755	1,870,276	665,261
CASH FLOWS FROM INVESTING ACTIVITIES:
Real estate investments	—	(8,482,551)	(13,043,957)	(50,117)
Increase (decrease) in restricted cash	—	8,367,902	8,367,902	(8,367,902)
Deposits on future acquisitions	(150,000)	—	(50,000)	—
Deposits refunded	100,000	—	—	—

Net cash used in investing activities	(50,000)	(114,649)	(4,726,055)	(8,418,019)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings from mortgage notes payable	1,200,000	14,620,000	17,428,000	5,500,000
Repayments on mortgage notes payable	(917,120)	(11,673,328)	(11,673,328)	(431,116)
Borrowings from line of credit	100,000	—	1,200,000	3,000,028
Repayments on line of credit	(1,205,000)	(3,000,028)	(3,000,028)	—
Financing fees	(65,376)	(38,804)	(48,531)	(152,427)
Distributions paid	—	(1,017,500)	(1,017,500)	—

Net cash provided by (used in) financing activities	(887,496)	(1,109,660)	2,888,613	7,916,485

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(513,312)	(624,554)	32,834	163,727
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	2,003,854	1,971,020	1,971,020	1,807,293

CASH AND CASH EQUIVALENTS, END OF YEAR	$1,490,542	$1,346,466	$2,003,854	$1,971,020

Cash paid during year for interest	$424,749	$143,030	$443,543	$689,505

Cash paid during year for income taxes	$337,735	$92,000	$174,286	$352,779

The accompanying notes are an integral part of these consolidated financial statements.

GLADSTONE LAND CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1.    Organization and Significant Accounting Policies

Gladstone Land Corporation, (the “Company”) was re-incorporated in Maryland on March 24, 2011, having been re-incorporated in Delaware on May 25, 2004, and having been originally incorporated in California on June 14, 1997. The Company exists primarily for the purpose of engaging in the business of owning and leasing farmland. Subject to certain restrictions and limitations, the business of the Company is managed by Gladstone Management Corporation, a Delaware corporation (the “Adviser”). The Company’s Chairman, David Gladstone, is the sole shareholder.

Subsidiaries

The Company conducts substantially all of its operations through a subsidiary, Gladstone Land Limited Partnership, a Delaware limited partnership (the “Operating Partnership”). As the Company owns, directly or indirectly, all of the general and limited partnership interests of the Operating Partnership, the financial position and results of operations of the Operating Partnership are consolidated with those of the Company.

Gladstone Land Partners, LLC, a Delaware limited liability company (“Land Partners”) and a subsidiary of the Company, was organized to engage in any lawful act or activity for which a limited liability company may be organized in Delaware. Land Partners is the general partner of the Operating Partnership and has the power to make and perform all contracts and to engage in all activities necessary in carrying out the purposes of the Company, as well as all other powers available to it as a limited liability company. As the Company currently owns all of the membership interests of Land Partners, the financial position and results of operations of Land Partners are consolidated with those of the Company.

Gladstone Land Advisers, Inc., a Delaware corporation (“Land Advisers”) and a subsidiary of the Company, was created to collect all non-qualifying income related to the Company’s real estate portfolio. It is currently anticipated that this income will predominately consist of fees received by the Company related to the leasing of real estate. We may also provide ancillary services to farmers through this subsidiary. There have been no such fees earned to date. Since the Company owns 100% of the voting securities of Land Advisers, the financial position and results of operations of Land Advisers are consolidated with those of the Company.

Interim Financial Information

The unaudited interim financial statements of the Company are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in the opinion of the Company’s management, all adjustments, consisting solely of normal recurring accruals, necessary for the fair statement of financial statements for the interim period have been included.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Reclassifications

Certain line items on the consolidated statements of operations and consolidated statements of cash flows from prior years’ financial statements have been reclassified to conform to the current year presentation. These reclassifications had no effect on previously-reported net income or stockholder’s equity.

Investments in real estate

The Company’s investments in real estate consist of farm land and improvements made to the farm land consisting of buildings, coolers, and irrigation and drain systems. The Company records investments in real estate at cost and capitalizes improvements and replacements when they extend the useful life or improve the efficiency of the asset. The Company expenses costs of repairs and maintenance as such costs are incurred. The Company computes depreciation using the straight-line method over the estimated useful life or 39 years for buildings and improvements, five to ten years for equipment and fixtures, and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

The Company accounts for certain of its acquisitions of real estate in accordance with Accounting Standards Codification (“ASC”) 805, “Business Combinations,” which requires that the purchase price of real estate be recorded at fair value and allocated to the acquired tangible assets and liabilities, consisting of land, building, tenant improvements, long-term debt, and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, the value of in-place leases, the value of unamortized lease origination costs, and the value of tenant relationships, based in each case on their fair values. ASC 805 also requires that all expenses related to the acquisition be expensed as incurred, rather than capitalized into the cost of the acquisition as had been the previous accounting. ASC 805 is generally applicable to the Company when farmland is acquired with leases in place at the time of acquisition.

Management’s estimates of value are made using methods similar to those used by independent appraisers (e.g., a discounted cash flow analysis). Factors considered by management in its analysis include an estimate of carrying costs during hypothetical expected lease-up periods considering current market conditions and costs to execute similar leases. The Company also considers information obtained about each property as a result of its pre-acquisition due diligence, marketing, and leasing activities in estimating the fair value of the tangible and intangible assets acquired and liabilities assumed. In estimating carrying costs, management also includes real estate taxes, insurance, and other operating expenses and estimates of lost rentals at market rates during the hypothetical expected lease-up periods, which primarily range from nine to eighteen months, depending on specific local market conditions. Management also estimates costs to execute similar leases, including leasing commissions, legal, and other related expenses to the extent that such costs are not already incurred in connection with a new lease origination as part of the transaction.

The Company allocates purchase price to the fair value of the tangible assets of an acquired property by valuing the property as if it were vacant. The “as-if-vacant” value is allocated to land, building and tenant improvements based on management’s determination of the fair values of these assets. Real estate depreciation expense on these tangible assets was $332,041 and $317,244 for the years ended December 31, 2011 and 2010, respectively, and $172,142 and $163,078 for the six months ended June 30, 2012 and 2011, respectively (unaudited).

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. Prior to the Company’s acquisitions in 2011, discussed in Note 5, “Real Estate and Intangible Assets,” all acquired leases were determined to be at market. In connection with the current year acquisitions, the Company allocated $99,145 of the purchase price to below market lease values. The capitalized below-market lease values, included in the accompanying consolidated balance sheet as part of other liabilities, are amortized as an increase to rental income over the remaining non-cancelable terms of the respective leases. Total amortization related to below-market lease values was $3,541 and $0 for the years ended December 31, 2011 and 2010, respectively, and $10,623 and $0 for the six months ended June 30, 2012 and 2011, respectively (unaudited).

The total amount of the remaining intangible assets acquired, which consist of in-place lease values, unamortized lease origination costs, and customer relationship intangible values, are allocated based on management’s evaluation of the specific characteristics of each tenant’s lease and the Company’s overall relationship with that respective tenant. Characteristics to be considered by management in allocating these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality, and the Company’s expectations of lease renewals (including those existing under the terms of the lease agreement), among other factors.

The value of in-place leases and unamortized lease origination costs are amortized to expense over the remaining term of the respective leases, which generally range from less-than-one to nine years. The value of customer relationship intangibles, which is the benefit to the Company resulting from the likelihood of an existing tenant renewing its lease, are amortized to expense over the remaining term and any anticipated renewal periods in the respective leases. Should a tenant terminate its lease, the unamortized portion of the above-market and below-market lease values, in-place lease values, unamortized lease origination costs, and customer relationship intangibles will be immediately charged to the related income or expense. Total amortization expense related to these intangible assets was $174,002 and $0 for the years ended December 31, 2011 and 2010, respectively, and $15,029 and $86,159 for the six months ended June 30, 2012 and 2011, respectively (unaudited).

Impairment

The Company accounts for the impairment of real estate, including intangible assets, in accordance with ASC 360-10-35, “Property, Plant, and Equipment,” which requires the Company to periodically review the carrying value of each property to determine if circumstances indicate impairment of the carrying value of the investment exist or if depreciation periods should be modified. If circumstances support the possibility of impairment, the Company prepares a projection of the undiscounted future cash flows, without interest charges, of the specific property and determines if the investment in such property is recoverable. If impairment is indicated, the Company will write down the carrying value of the property to its estimated fair value. There have been no impairments recognized on real estate assets in the Company’s history.

Cash and Cash Equivalents

The Company considers cash equivalents to be all short-term, highly-liquid investments that are both readily convertible to cash and have a maturity of three months or less at the time of purchase. Items classified as cash equivalents include money-market deposit accounts. The Company’s cash and cash equivalents at June 30, 2012 and December 31, 2011were held in the custody of one financial institution, and the Company’s balance at times may exceed federally-insurable limits.

Restricted Cash

Restricted cash at December 31, 2010 consists of amounts held in escrow for the acquisition of a property in January 2011. See Note 5, “Real Estate and Intangible Assets,” for further details.

Deferred Financing Costs

Deferred financing costs consist of costs incurred to obtain financing, including legal fees, origination fees, and administrative fees. These costs are deferred and amortized into interest expense using the straight-line method, which approximates the effective interest method, over the term of the related financing. Upon early extinguishment of any borrowings, the unamortized portion of the related deferred financing costs will be immediately charged to interest expense. The Company made payments of $48,531 and $152,427 for deferred financing costs during the years ended December 31, 2011 and 2010, respectively, and payments of $65,376 and $38,804 for deferred financing costs during the six months ended June 30, 2012 and 2011, respectively (unaudited). Total amortization expense related to deferred financing costs was $26,367 and $10,174 for the years ended December 31, 2011 and 2010, respectively, and $45,975 and $9,065 for the six months ended June 30, 2012 and 2011, respectively (unaudited).

Other Assets

At June 30, 2012 and December 31, 2011, other assets consist primarily of income taxes receivable and initial deposits on future acquisitions. At December 31, 2010, other assets consist primarily of income taxes receivable and deferred offering costs. The balance of income taxes receivable represent refunds expected related to prior tax years. See “—Income taxes” below for more information. Deferred offering costs at December 31, 2010, consisted of costs incurred related to the filing of a registration statement on Form S-11 in 2010 with the Securities and Exchange Commission (the “SEC”); these costs were charged to professional fee expense during 2011, as the Company delayed the offering and, as a result, will re-incur these costs upon any future offering.

Revenue Recognition

Rental revenue includes rents that each tenant pays in accordance with the terms of its respective lease, reported evenly over the non-cancelable term of the lease. Some of the Company’s leases contain rental increases at specified intervals; the Company recognizes such revenues on a straight-line basis. Deferred rent receivable, included in Other assets on the accompanying consolidated balance sheet, includes the cumulative difference between rental revenue, as recorded on a straight line basis, and rents received from the tenants in accordance with the lease terms. Accordingly, the Company determines, in its judgment, to what extent the deferred rent receivable applicable to each specific tenant is collectable. The Company periodically reviews deferred rent receivable, as it relates to straight-line rents, and takes into consideration the tenant’s payment history, the financial condition of the tenant, business conditions of the industry in which the tenant operates, and economic conditions in the geographic area in which the property is located. In the event that the collectability of deferred rent with respect to any given tenant is in doubt, the Company records an allowance for uncollectable accounts or records a direct write-off of the specific rent receivable. No such reserves or direct write-offs have been recorded as of December 31, 2011 or June 30, 2012.

Other Income

The Company records non-operating and unusual or infrequent income as other income on its consolidated statement of operations. Accordingly, the Company recorded $7,906 from additional interest earned on income tax refunds from the State of California during the year ended December 31, 2011, and $9,901 during the year ended December 31, 2010, from the settlement of a class action law suit from the company that insures our farms in California. The Company recorded $3,922 and $13,994 of other income during the six months ended June 30, 2012 and 2011 (unaudited), respectively, from additional interest earned on income tax refunds from the State of California. See “— Income taxes” below for more information on the income tax refunds.

Loss on Early Extinguishment of Debt

In February 2011, the Company used a portion of the proceeds from the issuance of its mortgage loan with Metropolitan Life Insurance Company (“MetLife”) to repay in full the Company’s previous mortgage loan with RaboBank, Inc. (“RaboBank”). In connection with this prepayment, the Company incurred a prepayment penalty of $422,735, which was recorded as a Loss on early extinguishment of debt on the accompanying consolidated statements of operations during the year ended December 31, 2011. In addition, in accordance with ASC 470-50-20, “Debt,” the unamortized deferred financing fees of $51,719 related to the RaboBank financing were written off and recorded as part of the loss on early extinguishment of debt. See Note 6, “Mortgage Notes Payable and Line of Credit,” for further detail on the Company’s borrowings.

Income taxes

The Company’s net income will be taxed at regular corporate tax rates for both federal and state purposes. The estimated tax liability has been accrued at an effective rate of 34% and 9% for federal and state taxes, respectively.

The Company accounts for such income taxes in accordance with the provisions of ASC 740, “Income Taxes.” Under ASC 740-10-25, the Company accounts for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. In estimating future tax consequences, the Company considers all future events other than enactments of changes in tax laws or rates. The effect on deferred tax assets and liabilities of a change in tax rates will be recognized as income or expense in the period of enactment.

In addition, ASC 740 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained upon examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater-than-fifty-percent likelihood of being realized upon ultimate settlement. ASC 740 also provides guidance on derecognition, classification, interest, and penalties on income taxes, as well as accounting in interim periods, and requires increased disclosures. The Company has performed a review of its tax positions and determined that it has no uncertain tax positions. In addition, there are no open tax years (December 31, 2009 – December 31, 2011) under review by any taxing agencies. Any future interest that would be accrued related to unrecognized tax benefits would be recorded in other expenses, and penalties would be recorded in income tax expense in the Consolidated Statements of Operations.

In connection with intercompany transfers of the farmland now held by San Andreas Road Watsonville, LLC (the “San Andreas Farm”) in 2002 and again in 2004 and of the farmland currently held by West Gonzales Road Oxnard, LLC (the “West Gonzales Farm”) in 2002, the Company created taxable gains for both federal and state purposes. These taxable gains are generally based on the excess of the fair market value of the property over the tax basis of the property. These intercompany taxable gains are indefinitely deferred until a triggering event occurs, generally when the transferee or the transferor leave the consolidated group as defined by the relevant tax law or the property is sold to a third party. While there are taxable gains to the transferring entity, the receiving entity’s tax basis is the fair market value at the date of transfer. Thus a deferred tax liability is created related to the taxable gain to the transferring entity, and an offsetting deferred tax asset is created representing the basis difference from the new tax basis of the receiving entity. As a result, the deferred tax assets and liabilities offset one another and there is no net impact to the Company. In accordance with ASC 740 and ASC 810, no tax impact is recognized in the consolidated financial statements as a result of intra-entity transfers of assets.

As a result of the transfers mentioned above, the related federal and state deferred tax liabilities total approximately $2.2 million as of December 31, 2011. Regarding the federal amount of $2.1 million, this amount will become payable upon the Company making a Real Estate Investment Trust (“REIT”) election. As a REIT, the Company will no longer be able to obtain the benefit of the related deferred tax asset. As a result, the Company will reverse the deferred tax asset through the Company’s income tax provision once the Company has completed all significant actions necessary to qualify as a REIT and is committed to the course of action for this to occur. The REIT election does not have the same impact on the state tax amount of approximately $100,000, and, therefore, these will continue to be deferred. The Company currently intends to elect to be taxed as a REIT sometime in the future.

At the time of transfer of the San Andreas Farm in February 2004 from SC Land, Inc. (“SC Land”), a deferred intercompany stock account, or DISA, was created at the state income tax level. The DISA is calculated based upon the fair market value of the property at the time of distribution, and the resulting tax liability was approximately $98,000. SC Land was formally liquidated in June 2010; however, the Company has concluded that SC Land was de facto liquidated in May 2009, when it transferred its remaining existing assets to the parent company, since the business operations of SC Land were effectively terminated as of that date. The state income taxes of $98,000 related to the DISA became payable at the time of the de facto liquidation in May 2009 and is to be remitted over a period of five years.

The Company transferred the West Gonzales Farm from SC Land into the parent company in May 2009. As stated in the paragraph above, SC Land was de facto liquidated in May 2009, and, as a result, the Company will not be subject to a tax on the transfer similar to that discussed in the paragraphs above related to the 2002 and 2004 transfers.

Under California state law, the Company and its Adviser are presumed to be unitary entities and are therefore required to report their income on a combined basis, as David Gladstone is the sole shareholder of both entities. The combined reporting application results in refunds related to previous income tax years. As of December 31, 2011, the combined refunds from 2006 through 2009 are estimated to be approximately $132,000. The refund for 2009 was received during the current fiscal year, and the 2006 and 2008 refunds were received subsequent to December 31, 2011. The Company’s management is pursuing the remaining refund related to the tax year 2007.

The reconciliation between the U.S. statutory federal income tax rate and the Company’s effective income tax rate is explained in the following table:

	2011	2010
US statutory federal income tax rate	34.0%	34.0%
State taxes, net of US federal income tax benefit(A)	10.2%	1.3%
Other adjustments (B)	1.6%	0.8%

Effective tax rate	45.8%	36.1%

(A)	Beginning in 2010, state tax returns were filed on a unitary basis with the Company’s adviser.
(B)	Additional taxes were recorded in 2011 related to prior year taxes due.

The provision for income taxes included in the Company’s consolidated financial statements includes both a current portion and a deferred portion. The following table shows the breakdown between the current and deferred income taxes for the years ended December 31, 2011 and 2010:

	For the Years Ended December 31,
	2011	2010
Current portion	$190,882	$302,780
Deferred portion(A)	(98,821)	13,824

Total income taxes	$92,061	$316,604

(A)	Deferred income tax in 2011 relates to the deferral of taxes in connection with the bargain purchase gain recognized in 2011, as well as prepaid rent recognized as income in 2011 for tax purposes.

The deferred tax liability in the accompanying balance sheets represents the basis difference in the Company’s real estate as it relates to depreciation, coupled with the deferred taxes on the gain on bargain purchase discussed above, as well as the prepaid rent.

The Company’s permanent differences relate to federal and state income taxes.

Note 2.    Concentration Risk

Credit Risk

Two of the Company’s five leases are with a single tenant, Dole Food Company (“Dole”), which accounted for approximately $2.5 million, or 82.9%, of the rental income recorded by the Company during the year ended December 31, 2011 and $2.4 million, or 100.0%, of the rental income during the year ended December 31, 2010. These leases accounted for $1.3 million, or 79.9%, of the Company’s rental income for the six months ended June 30, 2012 (unaudited) and $1.2 million, or 85.5%, of the Company’s rental income for the six months ended June 30, 2011 (unaudited). If Dole fails to make rental payments to the Company or elects to terminate its leases, and the land cannot be re-leased on satisfactory terms, there would be a material adverse effect on the Company’s financial performance and the Company’s ability to continue operations. However, the parent company of Dole has guaranteed both of its leases. The financial statements of Dole can be found on the Securities and Exchange Commission’s website.

Geographic Risk

Six of the Company’s eight farms are located in California. Rental income from the Company’s farms in California accounted for 99.5% and 100.0% of the rental income recorded by the Company during the years ended December 31, 2011 and 2010, respectively, and 97.3% and 100.0% of the rental income during the six months ended June 30, 2012 and 2011, respectively (unaudited). The other farms, located in Florida, were purchased in October 2011. Should an unexpected natural disaster occur where our properties are located, there could be a material adverse effect on the Company’s financial performance and the Company’s ability to continue operations.

Note 3.    Related-Party Transactions

The Company is externally managed pursuant to contractual arrangements with its Adviser and Gladstone Administration, LLC (the “Administrator”), which collectively employ all of the Company’s personnel and pays their payroll, benefits, and general expenses directly. The Company has an advisory agreement with its Adviser (the “Advisory Agreement”) and an administration agreement with its Administrator (the “Administration Agreement”). The management and administrative services and fees under the Advisory and Administration Agreements are described below.

Advisory Agreement

The Company entered into the Advisory Agreement with its Adviser in 2004, pursuant to this agreement the Adviser is responsible for managing the Company on a day-to-day basis and for identifying, evaluating, negotiating, and consummating investment transactions consistent with the Company’s criteria. In exchange for such services, the Company pays the Adviser a management advisory fee, which consists of the reimbursement of certain expenses of the Adviser. The Company reimburses the Adviser for its pro-rata share of the payroll and related benefit expenses on an employee-by-employee basis, based on the percentage of each employee’s time devoted to Company matters. The Company also reimburses the Adviser for general overhead expenses multiplied by the ratio of hours worked by the Adviser’s employees on Company matters to the total hours worked by the Adviser’s employees. The Company compensates its Adviser through reimbursement of its portion of the Adviser’s payroll, benefits, and general overhead expenses. This reimbursement is generally subject to a combined annual management fee limitation of 2.0% of the Company’s average invested assets for the year, with certain exceptions. Reimbursement for overhead expenses is only required up to the point that reimbursed overhead expenses and payroll and benefits expenses, on a combined basis, equal 2.0% of the Company’s average invested assets for the year, and general overhead expenses are required to be reimbursed only if the amount of payroll and benefits reimbursed to the Adviser is less than 2.0% of its average invested assets for the year. However, payroll and benefits expenses are required to be reimbursed by the Company to the extent that they exceed the overall 2.0% annual management fee limitation. To the extent that overhead expenses payable or reimbursable by the Company exceed this limit and the Company’s independent directors determines that the excess expenses were justified based on unusual and nonrecurring factors which they deem sufficient, the Company may reimburse the Adviser in future years for the full amount of the excess expenses, or any portion thereof, but only to the extent that the reimbursement would not cause the Company’s overhead expense reimbursements to exceed the 2.0% limitation in any one year. To date, the advisory fee has not exceeded the annual cap.

For the years ended December 31, 2011 and 2010, the Company incurred $241,066 and $143,315, respectively, in management advisory fees. For the six months ended June 30, 2012 and 2011, the Company incurred $88,175 and $79,084, respectively, in management advisory fees (unaudited). The following table shows the breakdown of the management advisory fee for the six months ended June 30, 2012 and 2011 and the years ended December 31, 2011 and 2010:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2012	2011	2011	2010
	(Unaudited)	(Unaudited)
Allocated payroll and benefits	$64,818	$56,730	$198,053	$118,649
Allocated overhead expenses	23,357	22,354	43,013	24,666

Total management advisory fee	$88,175	$79,084	$241,066	$143,315

Administration Agreement

The Company entered into the Administration Agreement with its Administrator, effective January 1, 2010. Pursuant to the Administration Agreement, the Company pays for its allocable portion of the Administrator’s overhead expenses in performing its obligations to the Company, including, but not limited to, rent and the salaries and benefits of its chief financial officer, chief compliance officer, internal counsel, treasurer, investor relations, and their respective staffs. The Company compensates its Administrator through reimbursement of its portion of the Administrator’s payroll, benefits, and general overhead expenses. For the years ended December 31, 2011 and 2010, the Company recorded administration fees of $68,437 and $73,638, respectively. For the six months ended June 30, 2012 and 2011, the Company recorded administration fees of $59,046 and $34,937, respectively (unaudited).The following table shows the breakdown of the administration fee for the six months ended June 30, 2012 and 2011 and the years ended December 31, 2011 and 2010:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2012	2011	2011	2010
	(Unaudited)	(Unaudited)
Allocated payroll and benefits	$44,213	$23,420	$51,323	$57,329
Allocated overhead expenses	14,833	11,517	17,114	16,309

Total administration fee	$59,046	$34,937	$68,437	$73,638

Note 4.    Earnings per Share of Common Stock

The following tables set forth the computation of basic and diluted earnings per share for the six months ended June 30, 2012 and 2011 and the years ended December 31, 2011 and 2010:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2012	2011	2011	2010
	(Unaudited)	(Unaudited)
Net income	$330,049	$12,522	$108,919	$560,523
Denominator for basic & diluted weighted average shares	2,750,000	2,750,000	2,750,000	2,750,000

Basic & diluted earnings per common share	$0.12	$0.00	$0.04	$0.20

Note 5.    Real Estate and Intangible Assets

Real Estate

The Company owns eight separate farms, which were acquired in five separate transactions that are subject to triple-net land leases with five different tenants. Under a triple-net lease, the tenant is required to pay all operating, maintenance, and insurance costs and real estate taxes with respect to the leased property.

The following table sets forth the components of the Company’s investments in real estate as of June 30, 2012, December 31, 2011 and 2010:

	As of June 30, 2012	As of December 31,
		2011	2010
	(Unaudited)
Real estate:
Land	$26,385,932	$26,385,932	$14,245,497
Building	1,311,027	1,311,027	896,952
Cooler	4,276,665	4,276,665	4,276,665
Drain system	696,121	696,121	132,236
Accumulated depreciation	(2,294,959)	(2,122,817)	(1,790,776)

Real estate, net	$30,374,786	$30,546,928	$17,760,574

During the year ended December 31, 2011, the Company completed three acquisitions, which are summarized below:

•

On January 3, 2011, the Company acquired 198 acres of row crop farmland in Watsonville, California, for approximately $8.5 million. The Company funded this acquisition through a combination of borrowings from its existing line of credit with Rabo Agrifinance (“Agrifinance”) and the issuance of $5.5 million in mortgage debt from MetLife. At closing, the Company was assigned the existing triple-net lease with Willoughby Farms and Richard Uyematsu Farms, LLC, which originally expired on October 31, 2011. The lease was extended through October 31, 2013, and provides for annualized, straight-line rents of approximately $424,000.

•

On July 5, 2011, the Company acquired 72 acres of row crop farmland in Watsonville, California, for approximately $2.8 million. The Company funded this acquisition through the issuance of $2.8 million in mortgage debt from MetLife. At closing, the Company was assigned the existing triple-net lease with Dutra Farms, which expires on October 31, 2012. The tenant has one option to extend the lease for an additional 30 months. The lease provides for prescribed rent escalations over the life of the lease, with annualized, straight-line rents of approximately $152,000.

•

On October 26, 2011, the Company acquired 59 acres of row crop farmland in Plant City, Florida, for approximately $1.2 million. The Company funded this acquisition through borrowings from its existing line of credit with Agrifinance. At closing, the Company was assigned the existing triple-net lease with Strawberry Passion Farms, which expires on July 1, 2016. The tenant has one option to extend the lease for an additional five years. The lease provides for prescribed rent escalations over the life of the lease, with annualized, straight-line rents of approximately $68,000. Due to the fact that the Company acquired the property in a forced sale, as the property was never marketed because the seller was under pressure to obtain immediate liquidity the Company recorded a gain on bargain purchase of approximately $212,000 in connection with this acquisition.

In accordance with ASC 805, the Company determined the fair value of acquired assets and liabilities assumed related to the three properties acquired during the year ended December 31, 2011, as follows:

	Land	Building	In-place Leases	Leasing Costs	Customer Relationships	Below-Market Leases	Gain on Bargain Purchase	Total Purchase Price
Watsonville, California	$8,328,475	$—	$133,181	$10,417	$—	$—	$—	$8,472,073
Watsonville, California	2,314,113	414,075	49,178	6,002	24,632	—	—	2,808,000
Plant City, Florida	1,497,846	—	7,162	—	6,137	(99,145)	(212,000)	1,200,000

	$12,140,434	$414,075	$189,521	$16,419	$30,769	$(99,145)	$(212,000)	$12,480,073

Furthermore, in November 2011, the Company reached an agreement with the tenant on the West Gonzales Farm to increase the rent effective January 1, 2012. This increase will result in approximately 8.8% of additional rental receipts to the Company over the final two years remaining on the current lease.

Below is a summary of the total revenue and net income recognized on each of the three acquisitions during the year ended December 31, 2011:

Location	Acquisition Date	Rental Revenue	Net Income(1)
Watsonville, CA	1/3/2011	$419,348	$262,069
Watsonville, CA	7/5/2011	73,443	23,693
Plant City, FL	10/26/2011	16,032	15,041

(1)	Does not include interest expense, gain on bargain purchase, or acquisition-related costs that are required to be expensed under ASC 805.

Future operating lease payments under all leases, excluding customer reimbursement of expenses, in effect at December 31, 2011, are as follows:

Year	Lease Payments
Six months ending December 31, 2012	$1,639,669
2013	3,012,537
2014	637,055
2015	140,200

In accordance with the lease terms, substantially all tenant expenses are required to be paid by the tenant; however, the Company would be required to pay real estate taxes on the respective parcels of land in the event the tenants fail to pay them. The aggregate annual real estate tax for all parcels of land the Company owns as of December 31, 2011, is approximately $213,000.

Intangible Assets

The following table summarizes the net value of intangible assets and the accumulated amortization for each intangible asset class:

	As of June 30, 2012		As of December 31, 2011
	(Unaudited)
	Lease Intangibles	Accumulated Amortization	Lease Intangibles	Accumulated Amortization
In-place leases	$189,521	$(161,028)	$189,521	$(151,878)
Leasing commissions	16,419	(13,691)	16,419	(12,668)
Customer relationships	30,768	(14,312)	30,768	(9,456)

	$236,708	$(189,031)	$236,708	$(174,002)

The Company did not own any intangible assets at December 31, 2010.

The estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter is as follows:

Year	Estimated Amortization Expense
Six months ending December 31, 2012	$6,867
2013	13,733
2014	13,733
2015	11,919
2016	1,425
Thereafter	—

Note 6.    Mortgage Notes Payable and Line of Credit

Mortgage Notes Payable

On February 15, 2006, the Company entered into a long-term note payable with RaboBank, in which the Company borrowed $13.0 million, which was collateralized by a security interest in the West Gonzales Farm. The note accrued interest at an initial rate of 6.35% per year, and the interest rate was adjusted every three years to the then-current market rate, as determined by the Lender. On February 1, 2009, the interest rate was adjusted to 6.0%. The Company had the option to prepay the note in full within 15 days prior to the adjustment date without any prepayment penalty. The note was repaid in full on February 4, 2011, and the Company incurred a prepayment penalty of $422,735 and wrote off unamortized deferred financing costs of $51,719.

On December 30, 2010, the Company executed a loan agreement with MetLife in an amount not to exceed $45.2 million, pursuant to a long-term note payable. The note initially accrues interest at a rate of 3.50% per year, and the interest rate will adjust every three years to current market rates. The Company may not repay this note prior to maturity, which is January 5, 2026, except on one of the four interest rate adjustment dates. Initially, the loan was to be disbursed to the Company in up to four separate disbursements by October 15, 2011. The first disbursement, in the amount of $5.5 million, was made on December 30, 2010, and was used to acquire land in Watsonville, California, which was simultaneously pledged as collateral under the loan. The second disbursement, in the amount of $14.6 million, was made on February 4, 2011, the proceeds of which were used to repay in full the Company’s $11.2 million mortgage loan with RaboBank and to repay $3.0 million of the outstanding balance of the Company’s line of credit with Agrifinance. The West Gonzales Farm was pledged as collateral under the loan for the second disbursement. The third disbursement, in the amount of $2.8 million, was made on July 5, 2011, the proceeds of which were used to acquire land in Watsonville, California, which was simultaneously pledged as collateral under the loan. In December 2011, the Company amended its agreement with MetLife to allow for three additional disbursements through December 14, 2012. In addition, the Company will incur a commitment fee of 0.20% on undrawn amounts, effective January 5, 2012. These final three disbursements may not exceed $22.3 million and must be used solely to fund acquisitions of new property. If the Company has not completed acquisitions of new property by December 14, 2012, MetLife has the option to be relieved of its obligation to disburse the additional funds to the Company under this loan.

At December 31, 2011 and June 30, 2012, the fair market value of the mortgage note payable was $22.9 million and $23.2 million, respectively, which equaled the carrying values of $22.9 million and $23.2 million, respectively. At both December 31, 2011 and June 30, 2012, the interest rate on the current mortgage note payable was deemed to be at market, and thus it was concluded that the carrying value approximated fair market value. At December 31, 2010, the fair market value of the mortgage note payable was $11.7 million, which was determined to be the cost basis of the note payable at December 31, 2010, plus the prepayment penalty discussed above, as the long-term note payable was repaid in full shortly after year-end.

Scheduled principal payments of the mortgage note payable are as follows:

Year	Scheduled Principal Payments
Six months ending December 31, 2012	$—
2013	928,435
2014	891,298
2015	855,646
2016	821,420
Thereafter	19,814,081

Total	$23,310,880

Line of Credit

In November 2002, the Company entered into a $3.25 million revolving line of credit facility with Rabo Agrifinance, which was scheduled to mature on December 1, 2017, secured by a mortgage on the San Andreas Farm. In May 2012, the Company repaid the outstanding balance in full under the credit facility and obtained a new revolving line of credit facility with MetLife. This new $4.785 million revolving line of credit facility matures on April 5, 2017. The Company’s obligations under the new line of credit are secured by a mortgage on the San Andreas Farm. The interest rate charged on the advances under the new revolving facility is equal to the three-month LIBOR in effect at the beginning of each calendar quarter, plus 3.00%, with a minimum annualized rate of 3.25%. The Company may use advances under the credit facility for both general corporate purposes and the acquisition of new investments. As of June 30, 2012 (unaudited), there was $0.1 million outstanding under the line of credit, which is the minimum balance required under the facility.

Note 7.    Stockholder’s Equity

On September 30, 2010, the Company filed an amendment to its certificate of incorporation to affect a 27,500-for-1 stock split of its common stock and to increase the number of authorized shares of common stock to 2,750,000 shares. All issued and outstanding common stock and per share amounts contained in these financial statements have been retroactively adjusted to reflect this stock split for all periods presented.

On March 24, 2011, the Company merged its existing Delaware corporation into a Maryland corporation and simultaneously re-incorporated in the state of Maryland. In addition, on the same date, the Company increased its number of authorized common stock from 2,750,000 shares to 20,000,000 shares and changed the par value of its common stock from $0.01 to $0.001. The par value for all issued and outstanding common stock contained in these financial statements have been retroactively adjusted to reflect the adjustment in par value for all periods presented.

On June 13, 2011, the Company’s Board of Directors declared a cash distribution of $0.37 per common share, payable on June 16, 2011, to those stockholders of record as of the close of business on June 14, 2011.

Note 8.    Pro Forma Financial Information (unaudited)

The Company completed three acquisitions during the year ended December 31, 2011. The following table reflects pro-forma condensed consolidated statements of operations as if the new properties were acquired as of the beginning of the periods presented:

	For the years ended December 31,
	2011	2010
Operating Data:
Total operating revenue	$3,116,725	$3,076,036
Total operating expenses	(1,764,735)	(1,113,461)
Other expenses	(1,106,788)	(964,249)
Net income before income taxes	245,202	998,326

Provision for income taxes	(107,671)	$(359,388)

Net income	$137,531	$638,938

Share and Per Share Data:
Earnings per share of common stock:
Basic and diluted	$0.05	$0.23

Weighted average common shares outstanding:
Basic and diluted	2,750,000	2,750,000

Note 9.    Subsequent Events (Unaudited)

The Company evaluated all events that have occurred subsequent to December 31, 2011, through August 2, 2012, the date the financial statements were issued.

GLADSTONE LAND CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

The unaudited pro forma consolidated statement of operations of Gladstone Land Corporation (the “Company”) for the year ended December 31, 2011 is derived from the financial statements of the Company. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2011 gives effect to the Company’s acquisition of three properties during 2011 as if these events had all occurred on January 1, 2011. There were no acquisitions during the six months ended June 30, 2012, and therefore pro forma financial statements are not presented for that period.

The Company’s pro forma consolidated statement of operations are presented for informational purposes only and should be read in conjunction with the historical financial statements and related notes thereto and the statements of revenues and certain expenses specified by Rule 3-14 included elsewhere in this prospectus. The adjustments to the Company’s pro forma consolidated statement of operations are based on available information and assumptions that the Company considers reasonable. The Company’s pro forma consolidated statement of operations do not purport to (1) represent the Company’s operating results that would have actually occurred had the acquisition of the properties occurred on January 1, 2011, or (2) project the Company’s results of operations as of any future date or for any future period, as applicable.

The Company currently intends to elect to be taxed as a REIT for federal income tax purposes. As a result, a presentation of estimated taxable operating results is not applicable.

GLADSTONE LAND CORPORATION

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

	Gladstone Land Historical	Acquired Properties	Pro Forma Combined
OPERATING REVENUES:
Rental income	$2,967,623	$149,102	$3,116,725

Total operating revenues	2,967,623	149,102	3,116,725

OPERATING EXPENSES:
Depreciation and amortization	506,043	38,815	544,858
Management advisory fee	241,066	—	241,066
Administration fee	68,437	—	68,437
Professional fees	612,596	—	612,596
Due diligence expense	91,305	—	91,305
Property operating expenses	61,584	16,376	77,960
General and administrative	128,514	—	128,514

Total operating expenses	1,709,545	55,191	1,764,736

OPERATING INCOME	1,258,078	93,911	1,351,989

OTHER INCOME (EXPENSE):
Interest income	2,958	—	2,958
Interest income from employee loans	—	—	—
Other income	7,906	—	7,906
Interest expense	(805,508)	(49,689)	(855,197)
Loss on early extinguishment of debt	(474,454)	—	(474,454)
Gain on bargain purchase	212,000	—	212,000

Total other expense	(1,057,098)	(49,689)	(1,106,787)

Net income before income taxes	200,980	44,222	245,202

Provision for income taxes	92,061	15,610	107,671

NET INCOME	$108,919	$28,612	$137,531

EARNINGS PER WEIGHTED AVERAGE COMMON SHARE:
Basic and diluted	$0.04	$0.01	$0.05

WEIGHTED AVERAGE SHARES OF COMMON STOCK OUTSTANDING:
Basic and diluted	2,750,000	2,750,000	2,750,000

The accompanying notes are an integral part of this pro forma financial statement.

GLADSTONE LAND CORPORATION

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

Note 1.    Basis of Presentation

Gladstone Land Corporation, (the “Company”) was re-incorporated in Maryland on March 24, 2011, having been re-incorporated in Delaware on May 25, 2004, and having been originally incorporated in California on June 14, 1997. The Company exists primarily for the purpose of engaging in the business of owning and leasing farmland. Subject to certain restrictions and limitations, the business of the Company is managed by Gladstone Management Corporation, a Delaware corporation (the “Adviser”). The Company’s Chairman, David Gladstone, is the sole shareholder.

The Company is an externally-managed corporation that currently owns eight farms, leased to five separate tenants, in California and Florida that are leased to corporate and independent farmers. The Company intends to acquire more farmland that is leased to farmers. The Company expects that most of its future tenants will be medium-sized independent farming operations or large corporate farming operations that are unrelated. The Company may also acquire properties related to farming, such as coolers, processing plants, packing buildings and distribution centers. The Company currently owns one cooler and one box barn. The Company intends to lease its properties under triple net leases, an arrangement under which the tenant maintains the property while paying rent plus taxes, maintenance and insurance. The Company may also elect to sell farmland at such times as the land could be developed by others for urban or suburban uses. To a lesser extent, the Company may provide senior secured first lien mortgages to farmers for the purchase of farmland and properties related to farming.

The Company has assumed it purchased the three properties acquired during 2011 in this pro forma analysis with cash and debt financing. The pro forma consolidated statement of operations for the years ended December 31, 2011 reports three columns. The first column labeled “Gladstone Land Historical” represents the actual results of the Company for the respective period. The “Acquired Properties” column includes the additional revenue and expenses for the three acquired properties as if the property was held for the entire period presented.

Note 2.    Adjustments to Unaudited Pro Forma Consolidated Statements of Operations

The adjustments to the pro forma consolidated statement of operations for the year ended December 31, 2011 are as follows:

(1)	The pro forma adjustments include the Company’s estimate of the additional rental revenue if the three properties were acquired effective January 1, 2011.

(2)	The pro forma adjustments for depreciation and amortization expense are the Company’s estimate of the depreciation charges that would have been recorded assuming the three properties were acquired effective January 1, 2011.

(3)	The pro forma adjustments for property operating expenses are the Company’s estimate of the additional property operating expenses that would have been recorded assuming the three properties were acquired effective January 1, 2011.

(4)	The pro forma adjustment to interest expense is the Company’s estimate of expense incurred on the mortgage debt financings used to acquire the three properties. The debt was assumed to have been issued as of January 1, 2011.

(5)	The pro forma adjustment to the provision for income taxes is the Company’s estimate of the additional income taxes from the increase in net income from the pro forma adjustments discussed above.

Report of Independent Auditors

To the shareholder of Gladstone Land Corporation:

We have audited the accompanying historical summary of revenue of 2364 West Beach Road (the “Property”) for the year ended December 31, 2010. This historical summary is the responsibility of management. Our responsibility is to express an opinion on this historical summary based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the historical summary is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the historical summary. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall historical summary presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying historical summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form S-11 of Gladstone Land Corporation) as described in Note 2, and is not intended to be a complete presentation of the Property’s revenue and expenses.

In our opinion, the historical summary referred to above presents fairly, in all material respects, the revenue, as described in Note 2, of the Property for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia

May 8, 2012

2364 West Beach Road

Historical Summary of Revenue

Revenue	Year ended December 31, 2010
Rental Revenue	$423,604

2364 West Beach Road

Notes to Historical Summary

1.    Business

The accompanying historical summary of revenue relates to the operations of 2364 West Beach Road (the “Property”), consisting of the revenue from 196 acres of row crop farmland located in Watsonville, California. Gladstone Land Corporation (Gladstone) acquired the Property in January 2011.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying historical summary of revenue was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission in connection with Gladstone’s acquisition of the Property. The historical summary is not representative of the actual operations of the Property for the period presented nor indicative of future operations as certain expenses, primarily amortization and interest expense, which may not be comparable to the expenses expected to be incurred by Gladstone in future operations of the Property, have been excluded. Additionally, Gladstone’s lease with the tenants is structured in such a way that the tenants are responsible for substantially all of the Property’s operating expenses. As Gladstone does not expect to incur any operating expenses in the future operations of the Property, they have been excluded from this historical summary. However, Gladstone would be required to pay property taxes on the Property in the event the tenant fails to pay them. The total estimated property taxes for the year ended December 31, 2010 were $26,390. The Company is not aware of any material factors relating to the Property that would cause the reported financial information not to be necessarily indicative of future operating results.

Revenue Recognition

Revenue is recognized on a straight-line basis over the terms of the related lease.

Use of Estimates

The preparation of this historical summary in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of revenue during the reporting period. Actual results may differ from these estimates.

Major Tenants

During 2010, the Property’s total rental revenue of $423,604 was attributable to only two tenants.

3.    Rentals

On October 31, 2007, the Property entered into a lease agreement with Willoughby Farms, Inc. and Richard Uyematsu Farms, LLC for the entire property. The initial lease had a term of two years with one two-year extension option, which was exercised in July 2009 to extend the lease through October 2011. The lease was extended an additional two years in March 2011 through October 2013. Future minimum rentals as of December 31, 2010 to be received under this tenant lease are as follows:

2364 West Beach Road

Notes to Historical Summary (Continued)

Year	Tenant Lease Payments
2011	$423,602
2012	423,602
2013	211,802

Total	$1,059,006

4.    Subsequent Events

The Company evaluated all events that have occurred subsequent to December 31, 2010, through May 8, 2012, the date the financial statements were issued.

Report of Independent Auditors

To Gladstone Land Corporation:

We have audited the accompanying historical summary of revenue of 75 Dalton Lane (the “Property”) for the year ended December 31, 2010. This historical summary is the responsibility of management. Our responsibility is to express an opinion on this historical summary based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the historical summary is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the historical summary. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall historical summary presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying historical summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the registration statement on Form S-11 of Gladstone Land Corporation) as described in Note 2, and is not intended to be a complete presentation of the Property’s revenue and expenses.

In our opinion, the historical summary referred to above presents fairly, in all material respects, the revenue, as described in Note 2, of the Property for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ PricewaterhouseCoopers LLP

McLean, Virginia

May 8, 2012

75 Dalton Lane

Historical Summary of Revenue

Revenue	Year ended December 31, 2010
Rental Revenue	$67,860

75 Dalton Lane

Historical Summary of Revenue

Revenue	Six months ended June 30, 2011 (unaudited)
Rental Revenue	$50,896

75 Dalton Lane

Notes to Historical Summary

1.    Business

The accompanying historical summary of revenue relates to the operations of 75 Dalton Lane (the “Property”), consisting of the revenue from 72 acres of row crop farmland located in Watsonville, California. Gladstone Land Corporation (Gladstone) acquired the Property in July 2011.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying historical summary of revenue was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission in connection with Gladstone’s acquisition of the Property. The historical summary is not representative of the actual operations of the Property for the period presented nor indicative of future operations as certain expenses, primarily amortization and interest expense, which may not be comparable to the expenses expected to be incurred by Gladstone in future operations of the Property, have been excluded. Additionally, Gladstone’s lease with the tenant is structured in such a way that the tenant is responsible for substantially all of the Property’s operating expenses. As Gladstone does not expect to incur any operating expenses in the future operations of the Property, they have been excluded from this historical summary. However, Gladstone would be required to pay property taxes on the Property in the event the tenant fails to pay them. The total property taxes for the year ended December 31, 2010 and for the period ended June 30, 2011 were $12,063 and $6,110, respectively. The Company is not aware of any material factors relating to the Property that would cause the reported financial information not to be necessarily indicative of future operating results.

Revenue Recognition

Revenue is recognized on a straight-line basis over the terms of the related lease.

Used of Estimates

The preparation of this historical summary in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of revenue during the reporting period. Actual results may differ from these estimates.

Major Tenant

During 2010 and for the six months ended June 30, 2011, the Property’s total rental revenue of $67,860 and $50,896 (unaudited), respectively, was attributable to one tenant.

3.    Rentals

On May 1, 2010, the Property entered into a lease agreement with the Salesian Society for the entire property. The initial lease had an initial term of 30 months with one 30 month extension option, which was exercised in March 2012 to extend the lease through October 2015. Future minimum rentals as of December 31, 2010 to be received under this tenant lease are as follows:

Year	Tenant Lease Payments
2011	$105,300
2012	131,625
2013	140,400
2014	140,400
2015	70,200

Total	$587,925

75 Dalton Lane

Notes to Historical Summary (Continued)

4.    Unaudited Interim Statements

The historical summary of revenue for the six months ended June 30, 2011 is unaudited. As a result, this interim historical summary should be read in conjunction with the historical summary and notes included in the December 31, 2010 historical summary of revenue. The interim historical summary reflects all adjustments which management believes are necessary for the fair presentation of the historical summary of revenue for the interim period presented. These adjustments are of a normal recurring nature. The historical summary of revenue for such interim period is not necessarily indicative of the results of the entire year.

5.    Subsequent Events

The Company evaluated all events that have occurred subsequent to December 31, 2010, through May 8, 2012, the date the financial statements were issued.

Report of Independent Registered Public Accounting Firm

On Financial Statement Schedule

To the Shareholder of Gladstone Land Corporation:

Our audits of the consolidated financial statements of Gladstone Land Corporation referred to in our report dated March 23, 2012 appearing in the registration statement on Form S-11 of Gladstone Land Corporation also included an audit of the accompanying financial statement schedule. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

McLean, Virginia

March 23, 2012

Schedule III — Real Estate and Accumulated Depreciation

December 31, 2011

		Initial Cost			Total Cost
Location of Property	Encumbrances	Land	Buildings & Improvements	Costs Capitalized Subsequent to Acquisition	Land	Buildings & Improvements	Total(1)	Accumulated Depreciation(2)	Net Real Estate	Date Acquired
Santa Cruz County, California:
Land & Drain System	$—	$4,350,000	$—	$579,307	$4,350,000	$579,307	$4,929,307	$1,291	$4,928,016	6/16/1997
Ventura County, California:
Land, Building, Cooler, & Drain System	14,620,000	9,895,497	—	5,290,431	9,895,497	5,290,431	15,185,928	2,115,931	13,069,997	9/15/1998
Santa Cruz County, California:
Land	5,500,000	8,328,475	—	—	8,328,475	—	8,328,475	—	8,328,475	1/3/2011
Santa Cruz County, California:
Land & Building	2,808,000	2,314,113	414,075	—	2,314,113	414,075	2,728,188	5,595	2,722,593	7/7/2011
Hillsborough County, Florida:
Land	—	1,497,847	—	—	1,497,847	—	1,497,847	—	1,497,847	10/26/2011

	$22,928,000	$26,385,932	$414,075	$5,869,738	$26,385,932	$6,283,813	$32,669,745	$2,122,817	$30,546,928

(1)

The aggregate cost for land and building improvements for federal income tax purposes differs from the total gross cost of land and building improvements because of the $212,000 gain on bargain purchase recorded in connection with the Hillsborough County, Florida acquisition.

(2)	The Company computes depreciation using the straight-line method over the estimated useful life or 39 years, whichever is shorter, for buildings and improvements and 5 to 10 years for equipment.

APPENDIX A

PRIOR PERFORMANCE TABLE

Compensation to Sponsor

Set forth below is a summary of all compensation paid to our Adviser by Gladstone Commercial Corporation since its formation in 2003. For additional information concerning Gladstone Commercial, see “Our Real Estate Experience — Our Adviser’s Real Estate Experience.” Copies of Gladstone Commercial’s filings with the Securities and Exchange Commission, including the exhibits thereto, may be examined without charge at the public reference room of the Securities and Exchange Commission, 100 F Street N.E., Room 1580, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0300. Copies of all or a portion of the filings can be obtained from the public reference room of the Securities and Exchange Commission upon payment of prescribed fees. These filings are also available to you on the SEC’s website at http://www.sec.gov. Our Adviser will also provide, upon request, for no fee, Gladstone Commercial’s most recent Annual Report on Form 10-K and, for a reasonable fee, the exhibits to that report.

Gladstone Commercial
Date offering commenced	August 12, 2003
Dollar amount raised (net of discounts) (1)	$142,187,244
Amount to be paid to adviser from proceeds of offering:
Underwriting fees	—
Acquisition fees — real estate commissions and mortgage placement fees . .	—
Other fees	—
Dollar amount of cash generated from operations before deducting payments to adviser (2).	110,219,648
Amount paid to adviser from operations:
Asset management fees	—
Reimbursements (3)	26,918,140
Dollar amount of property sales and refinancing before deducting payments to advisor	—

(1)	Represents common equity raised in August 2003, February 2011 and June 2011.
(2)	Represents cash generated from operations from inception, in August 2003, through December 31, 2011.
(3)	Represents reimbursements to the Sponsor from inception, in August 2003, through December 31, 2011.

3,333,334 Shares of Common Stock

PROSPECTUS

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to make any representations other than those contained in the prospectus and supplemental literature authorized by Gladstone Land Corporation and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.

Until                 , 2012 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as soliciting dealers with respect to their unsold allotments or subscriptions.

                , 2012

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses of the sale and distribution of the securities being registered pursuant to this registration statement, all of which are being borne by the registrant. All amounts other than the SEC registration fee and the FINRA filing fee have been estimated.

SEC registration fee	$6,590
FINRA filing fees	9,125
NASDAQ listing fees	125,000
Printing and engraving expenses	150,000
Legal fees and expenses	700,000
Accounting fees and expenses	150,000
Transfer agent and registrar fees	25,000
Miscellaneous expenses	84,285

Total	$1,250,000

Item 32.	Sales to Special Parties.

Our directors and officers and employees and certain associated persons of our Adviser and Administrator that we identify will be allowed to purchase shares pursuant to our directed share program at the initial public offering price less the underwriting discount.

Item 33.	Recent Sale of Unregistered Securities.

On March 24, 2011, we issued an aggregate of 2,750,000 shares of common stock in connection with our re-incorporation in Maryland. The re-incorporation was effected pursuant to a merger, whereby Gladstone Land Corporation, a Delaware corporation (“Land—Delaware”), was merged with and into a wholly owned subsidiary of ours. The shares issued in the transaction were issued to the sole stockholder of Land—Delaware in consideration for the 2,750,000 shares of Land—Delaware that he held immediately prior to the transaction. The offer, sale and issuance of these shares were exempt from registration under Section 4(2) of the Securities Act, as the transaction did not involve any general solicitation, and the recipient is an accredited investor.

Item 34.	Indemnification of Directors and Officers.

Maryland law permits a Maryland corporation to include in its articles of incorporation a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our articles of incorporation contain a provision that eliminates the liability of our directors and officers to us and our stockholders to the maximum extent permitted by Maryland law.

The MGCL requires us (unless our articles of incorporation provide otherwise, which ours do not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

•

a written undertaking by the director or officer or on the director’s or officer’s behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

Our articles of incorporation authorizes us to obligate ourselves, and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any present or former director or officer who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity; or

•

any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, member or manager or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

Our articles of incorporation and bylaws also permit us to indemnify and advance expenses to any person who served a predecessor of ours in any of the capacities described above and any employee or agent of our company or a predecessor of our company.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

We plan to enter into an underwriting agreement that provides that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities, including liabilities under the Securities Act

Item 35.	Treatment of Proceeds from Stock Being Registered.

Not applicable.

Item 36.	Financial Statements and Exhibits.

(a) Financial Statements. See page F-1 of the prospectus that forms a part of this Registration Statement for an index to the financial statements included in the prospectus.

(b) Exhibits. The list of exhibits filed with or incorporated by reference in this Registration Statement is set forth in the Exhibit Index following the signature page herein.

Item 37.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(c) The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or Rule 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement on Form S-11 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean, Commonwealth of Virginia on the XXth day of August, 2012.

GLADSTONE LAND CORPORATION

David Gladstone

Chief Executive Officer and

Chairman of the Board of Directors

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David Gladstone and Danielle Jones, and each of them, with full power to act without the other, such person’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this registration statement, and any and all pre-effective and post-effective amendments thereto as well as any related registration statements (or amendment thereto) filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and to file the same, with exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date

David Gladstone	Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)	August , 2012
Danielle Jones	Chief Financial Officer and Treasurer (principal financial and accounting officer)	August , 2012
George Stelljes III	President, Chief Investment, Officer and Director	August , 2012
Terry Brubaker	Vice Chairman, Chief Operating Officer, Secretary and Director	August , 2012

EXHIBIT INDEX

The following exhibits are included, or incorporated by reference, in this registration statement on Form S-11 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.	Description

1.1(1)	Underwriting Agreement.

3.1(1)	Articles of Incorporation.

3.2(1)	Bylaws.

4.1(1)	Dividend Reinvestment Plan

5.1(1)	Opinion of Cooley LLP.

8.1(1)	Opinion of Cooley LLP as to tax matters.

10.1(1)	Advisory Agreement by and between Gladstone Land Corporation and Gladstone Management Corporation, as currently in effect.

10.2(1)	Administration Agreement by and between Gladstone Land Corporation and Gladstone Administration, LLC, as currently in effect.

10.3(1)	Agreement of Limited Partnership of Gladstone Land Limited Partnership.

10.4(1)	Amended and Restated Advisory Agreement by and between Gladstone Land Corporation and Gladstone Management Corporation, to be in effect upon completion of this offering.

10.5(1)	Amended and Restated Administration Agreement by and between Gladstone Land Corporation and Gladstone Administration, LLC, to be in effect upon completion of this offering.

10.6(1)	Loan Agreement by and between Metropolitan Life Insurance Company and West Beach Street Watsonville, LLC.

10.7(1)	Loan Agreement by and between Metropolitan Life Insurance Company and San Andreas Road Watsonville, LLC

21.1(1)	List of subsidiaries.

23.1(1)	Consent of PricewaterhouseCoopers, LLP.

23.2(1)	Consent of Cooley LLP (included in Exhibit 5.1).

23.3(1)	Consent of Cooley LLP (included in Exhibit 8.1).

24.1	Power of Attorney (included in the signature page to this registration statement).

99.1(1)	Consent of Michela A. English

99.2(1)	Consent of Anthony W. Parker

99.3(1)	Consent of Paul W. Adelgren

99.4(1)	Consent of John Outland

99.5(1)	Consent of John Reilly

99.6(1)	Consent of Terry Earhart

99.7(1)	Consent of Moss & Associates

99.8(1)	Consent of Nicholson & Company

99.9(1)	Consent of McGrath Alderman, & Associates, Inc.

(1)	To be filed by amendment.